GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Grupo Financiero Galicia S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Grupo Financiero Galicia S.A. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting (not presented herein) appearing under Item 15 of the Company´s 2024 Annual Report on Form 20-F . Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded GGAL Holdings S.A. and its subsidiaries, from its assessment of internal control over financial reporting as of December 31, 2024 because they were acquired by the Company in a purchase business combination during 2024. We have also excluded GGAL Holdings S.A. and its subsidiaries from our audit of internal control over financial reporting. GGAL Holdings S.A. and its subsidiaries are subsidiaries excluded from management’s assessment and our audit of internal control over financial reporting whose total assets, shareholder’s equity and net income from interest, collectively represent approximately 19%, 26% and 1%, respectively, of the related consolidated financial statement amounts as of the year ended December 31, 2024.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of the expected credit loss allowance

As described in Notes 2.b and 45 to the consolidated financial statements, the Company’s expected credit loss allowance was Ps. 770,114,642 thousand as of December 31, 2024. Management assesses impairment by estimating the expected credit loss allowance in accordance with IFRS 9. Management’s models to determine the expected credit loss allowance involve significant judgement in relation to making assumptions about macroeconomic scenarios to determine the forward-looking factor.

The principal considerations for our determination that the valuation of the expected credit loss allowance is a critical audit matter are: (i) the significant judgment by management in assessing impairment by estimating the expected credit losses; and (ii) the audit procedures performed related to the assessment of the valuation of the expected credit loss allowance involved significant auditor judgment and effort, as well as the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the expected credit loss allowance, including controls over the data and management’s assumptions about macroeconomic scenarios to determine the forward-looking factor. These procedures also included, among others; (i) evaluating the reasonableness of the process followed by management to develop macroeconomic scenarios; (ii) evaluating the reasonableness of the historical and projected macroeconomic data in the scenarios developed by management; and (iii) testing the completeness and accuracy of the data provided by management. Professionals with specialized skill and knowledge were used to assist in the evaluation of the reasonableness of the process and the projected macroeconomic scenarios.

Purchase price allocation in the business combination process of GGAL Holdings S.A.

As described in Note 2.e. and 15.3. to the consolidated financial statements, Grupo Financiero Galicia S.A. acquired, directly and indirectly, 100% of GGAL Holdings S.A. On December 6, 2024, the business combination was materialized through the transfer of the participation and the fair value of the net assets acquired was Ps. 1,946,905,973. The Company applied IFRS 3 “Business Combinations” which establishes the purchase method as the methodology for accounting for business acquisitions. Under this method, the Company's assets acquired, and liabilities assumed are measured at fair value. In estimating the fair value of an asset or liability, the Company uses market-observable data to the extent available. When Level 1 data are unavailable, the Company estimates the fair value of an asset or liability by converting future amounts (e.g., cash flows or income and expenses) to a single present value (i.e., discounted). Management's cash flow projections for the acquired intangible assets involve significant judgments and estimates such as discount rates, revenue growth rates and attrition rates for the various identified intangibles.

The principal considerations for our determination that the purchase price allocation in the business combination process of GGAL Holdings S.A. is a critical audit matter are: (i) the significant judgment by management in the determination of the fair value of the assets and liabilities acquired that do not have observable input data in the market to make the estimation which involve significant judgments and estimates related to discount rates, revenue growth rates and attrition rates for the various identified intangibles; and (ii) the audit procedures performed related to the assessment of the valuation of those assets and liabilities involved significant auditor judgment and effort, as well as the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management’s valuation of the assets and liabilities acquired. These procedures also included, among others; (i) reading the purchase agreement; (ii) testing management’s process for developing the fair value estimate (iii) evaluating the appropriateness of the methods used by management; (iv) testing the completeness and accuracy of the underlying data used in the methods; and (v) evaluating the reasonableness of the significant assumptions used by management related to revenue growth rates and discount rates for fair value estimations. Evaluating management’s assumptions related to discount rates, revenue growth rates and attrition rates involved considering (i) the current and past performance of the GGAL Holdings S.A. business; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness and consistency of the fair value estimation models and methods and (ii) the reasonableness of key assumptions such as discount rates, revenue growth rates and attrition rates.

/s/ PRICE WATERHOUSE & Co. S.R.L.

/s/ MARIA MERCEDES BAÑO (Partner)
María Mercedes Baño
Buenos Aires, Argentina
April 25, 2025, except for the effects of the recast of the financial statements to measure them in equivalent purchasing power units as of March 31, 2025, as described in Note 1.1.(a) to the consolidated financial statements, as to which the date is June 9, 2025.
We have served as the Company’s auditor since 1999.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF FINANCIAL POSITION
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2024 AND ENDED DECEMBER 31, 2024, IN COMPARATIVE FORMAT
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes	12.31.24	12.31.23
Assets
Cash and Due from Banks	3, 4 and 5	7,322,813,233	4,718,751,562
Cash		3,150,139,510	2,614,103,633
Financial Institutions and Correspondents		4,172,673,723	2,104,647,929
Argentine Central Bank (BCRA)		3,961,270,315	1,940,130,208
Other, Local and Foreign Financial Institutions		211,403,408	164,517,721
Debt Securities at fair value through profit or loss	3, 4 and 6	1,637,926,982	1,415,695,020
Derivative Financial Instruments	3, 4 and 7	4,517,903	83,434,721
Repurchase Transactions	3, 4 and 8	—	2,766,551,954
Other Financial Assets	3, 4 and 9	1,885,172,397	421,079,578
Loans and Other Financing	3, 4 and 10	15,621,023,971	7,283,530,406
Non-financial Public Sector		8,843,039	1,089,553
Argentine Central Bank (BCRA)		—	96,452
Other Financial Institutions		178,433,805	64,540,233
Non-financial Private Sector and Residents Abroad		16,158,663,135	7,532,666,576
Expected credit loss allowance		(724,916,008)	(314,862,408)
Other Debt Securities	3, 4 and 11	4,864,662,160	4,554,317,522
Financial Assets Pledged as Collateral	3, 4 and 12	1,611,617,385	1,020,304,979
Current Income Tax Assets	13	227,168	4,836,969
Investments in Equity Instruments	3, 4 and 14	45,693,300	22,785,410
Equity investments in Associates and Joint Ventures	15	4,438,050	6,266,081
Property, Plant and Equipment	16 and 17	1,080,828,136	839,918,063
Intangible Assets	18	330,578,023	292,255,146
Deferred Income Tax Assets	19 and 41	442,983,468	448,622,915
Insurance Contract Assets	20	37,178,393	23,220,782
Reinsurance Contract Assets	20	59,124,372	67,655,158
Other Non-financial Assets	21	339,926,984	183,813,357
Non-current Assets Held for Sale	22	15,770,279	177,129
Total Assets		35,304,482,204	24,153,216,752
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Continued)
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2024 AND ENDED DECEMBER 31, 2024, IN COMPARATIVE FORMAT
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes	12.31.24	12.31.23
Liabilities
Deposits	3, 4 and 23	20,231,127,931	13,494,564,030
Non-financial Public Sector		308,030,172	156,440,548
Financial Sector		1,075,675	6,569,447
Non-financial Private Sector and Residents Abroad		19,922,022,084	13,331,554,035
Liabilities at fair value through profit or loss	3, 4 and 24	9,777,215	116,994,621
Derivative Financial Instruments	3, 4 and 7	8,329,699	28,935,340
Repurchase Transactions	3, 4 and 8	423,095,210	55,196,186
Other Financial Liabilities	3, 4 and 25	3,868,112,993	3,010,456,587
Financing Received from the Argentine Central Bank and Other Financial Institutions	3, 4 and 26	479,636,814	326,569,454
Debt Securities	3, 4 and 27	1,096,011,970	219,201,761
Current Income Tax Liabilities	41	174,577,677	644,020,378
Subordinated Debt Securities	3, 4 and 28	288,917,745	486,118,312
Provisions	29 and 46	430,578,034	48,201,999
Deferred Income Tax Liabilities	19 and 41	148,911,933	41,032,188
Insurance Contracts Liabilities	20	723,224,667	249,901,470
Reinsurance Contracts Liabilities	20	—	5,115,361
Other Non-financial Liabilities	30	838,827,074	657,659,267
Total Liabilities		28,721,128,962	19,383,966,954
Shareholders’ Equity
Capital Stock	31	1,588,514	1,474,692
Paid-in capital		697,387,566	17,281,187
Capital Adjustments		1,777,901,786	1,719,612,939
Reserves	31	3,626,675,581	3,535,949,968
Retained Deficit		(1,305,854,780)	(1,308,049,363)
Other Comprehensive Income		21,511,467	5,614,589
Income for the Year		1,763,971,045	797,156,007
Shareholders’ Equity Attributable to Parent Company´s Owners		6,583,181,179	4,769,040,019
Shareholders’ Equity Attributable to Non-controlling Interests	50	172,063	209,779
Total Shareholders’ Equity		6,583,353,242	4,769,249,798
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF INCOME
FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2024
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes	12.31.24	12.31.23	12.31.22
Interest Income	32	8,950,698,692	11,240,291,786	5,278,101,224
Interest Expense	32	(3,359,592,740)	(7,155,627,141)	(4,155,211,095)
Net Income from Interest		5,591,105,952	4,084,664,645	1,122,890,129
Fee Income	32	1,380,202,559	1,292,624,130	1,196,381,562
Fee related Expenses	32	(194,774,890)	(178,048,296)	(198,491,400)
Net Fee Income		1,185,427,669	1,114,575,834	997,890,162
Net Income from Financial Instruments Measured at Fair Value through Profit or Loss	32	941,251,781	647,560,109	2,489,320,770
Income from Derecognition of Assets Measured at Amortized Cost		222,930,250	99,551,168	4,398,570
Exchange rate differences on foreign currency	33	168,110,939	1,448,270,093	148,158,120
Other Operating Income	34	530,271,688	902,574,796	543,263,644
Insurance Business Result	35	17,402,929	85,923,679	94,747,023
Impairment Charge	36	(936,733,707)	(450,820,015)	(386,067,328)
Net Operating Income		7,719,767,501	7,932,300,309	5,014,601,090
Personnel Expenses	37	(1,119,867,405)	(830,935,184)	(713,356,120)
Administrative Expenses	38	(818,639,775)	(697,981,452)	(660,552,321)
Depreciation Expenses	39	(204,183,208)	(199,254,844)	(205,243,399)
Other Operating Expenses	40	(1,367,977,988)	(1,337,134,892)	(936,946,928)
Loss on net monetary position		(2,589,255,542)	(3,590,114,689)	(2,012,714,692)
Operating Income		1,619,843,583	1,276,879,248	485,787,630
Share of profit from Associates and Joint Ventures(*)	15	780,861,835	6,927,198	(3,248,641)
Income before Taxes from Continuing Operations		2,400,705,418	1,283,806,446	482,538,989
Income Tax from Continuing Operations	41	(636,881,205)	(486,656,385)	(124,930,000)
Net Income from Continuing Operations		1,763,824,213	797,150,061	357,608,989
Net Income for the Year		1,763,824,213	797,150,061	357,608,989
Net Income for the Year Attributable to parent company´s owners		1,763,971,045	797,156,007	357,608,923
Net Income for the Year Attributable to Non-controlling Interests	50	(146,832)	(5,946)	66
(*) Includes bargain purchase gain on acquisition of subsidiaries. See Note 15.3.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF INCOME
FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2024

Items	Notes	12.31.24	12.31.23	12.31.22
Earnings per Share
Net Income Attributable to parent company´s owners		1,763,971,045	797,156,007	357,608,923
Net Income Attributable to parent company´s owners Adjusted by dilution effects		1,763,971,045	797,156,007	357,608,923
Weighted-Average of Ordinary Shares Outstanding for the Year		1,483,089	1,474,692	1,474,692
Diluted Weighted-Average of Ordinary Shares Outstanding for the Year		1,483,089	1,474,692	1,474,692
Basic Earnings per Share	43	1,189.39	540.56	242.50
Diluted Earnings per Share	43	1,189.39	540.56	242.50
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2024
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes	12.31.24	12.31.23	12.31.22
Net Income for the Year		1,763,824,213	797,150,061	357,608,989
Items of Other Comprehensive Income (OCI) that may be Reclassified to Profit or Loss for the Year
Foreign Currency Adjustment		184,062	2,059,594	1,375,743
Income / (Expense) from Financial Instruments at Fair Value through OCI (Item 4.1.2a, IFRS 9)		15,711,913	1,587,651	(8,314,778)
Fair Value through OCI	32	37,670,051	2,217,357	(7,819,890)
Income tax	41	(21,958,138)	(629,706)	(494,888)
Other Comprehensive (Expense)		—	—	(132,772)
Other Comprehensive (Expense)		—	—	(164,534)
Income tax	41	—	—	31,762
Total Other Comprehensive Income / (Expense) that may be Reclassified to Profit or Loss for the Year		15,895,975	3,647,245	(7,071,807)
Total Other Comprehensive Income / (Expense)		15,895,975	3,647,245	(7,071,807)
Total Other Comprehensive Income / (Expense) Attributable to Parent company´s owners		15,896,878	3,647,245	(7,071,807)
Total Other Comprehensive (Expense) Attributable to Non-controlling Interests	50	(903)	—	—
Total Comprehensive Income		1,779,720,188	800,797,306	350,537,182
Total Comprehensive Income Attributable to Parent company´s owners		1,779,867,923	800,803,252	350,537,116
Total Comprehensive (Expense) / Income Attributable to Non-controlling Interests	50	(147,735)	(5,946)	66
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2024, AND ENDED DECEMBER 31, 2024, IN COMPARATIVE FORMAT
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

		Capital Stock	Paid-in Capital		Other Comprehensive Income		Reserves
Changes	Notes	Outstanding	Share Premium	Equity Adjustments	Accumulated Profit from Financial Instruments at Fair Value through OCI	Other	Legal Reserve	Others Reserves	Retained Earnings	Total Shareholders’ Equity Attributable to parent company´s owners	Total Shareholders’ Equity Attributable to Non-Controlling Interests	Total Shareholders’ Equity
Balances as of 12.31.23		1,474,692	17,281,187	1,719,612,939	2,173,081	3,441,508	69,794,503	3,466,155,465	(510,893,356)	4,769,040,019	209,779	4,769,249,798
April 30, 2024 Shareholder´s Meeting
Reserve creation		—	—	—	—	—	39,748,071	653,858,848	(693,606,919)	—	—	—
Distribution of Profits
Cash dividends	42 and 50	—	—	—	—	—	—	(602,881,306)	(101,354,505)	(704,235,811)	(184)	(704,235,995)
August 20, 2024 Shareholder´s Meeting
Capital increase	31	113,822	680,106,379	58,288,847	—	—	—	—	—	738,509,048		738,509,048
Business combination	15	—	—	—	—	—	—	—	—	—	110,203	110,203
Total Comprehensive Income for the Year
Net Income for the Year	43 and 50	—	—	—	—	—	—	—	1,763,971,045	1,763,971,045	(146,832)	1,763,824,213
Other Comprehensive Income for the Year		—	—	—	15,712,816	184,062	—	—	—	15,896,878	(903)	15,895,975
Balances as of 12.31.24		1,588,514	697,387,566	1,777,901,786	17,885,897	3,625,570	109,542,574	3,517,133,007	458,116,265	6,583,181,179	172,063	6,583,353,242
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2024, AND ENDED DECEMBER 31, 2024, IN COMPARATIVE FORMAT
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

		Capital Stock	Paid-in Capital		Other Comprehensive Income		Reserves
Changes	Notes	Outstanding	Share Premium	Equity Adjustments	Accumulated Profit (Loss) from Financial Instruments at Fair Value through OCI	Other	Legal Reserve	Others Reserves	Retained Earnings	Total Shareholders’ Equity Attributable to parent company's owners	Total Shareholders' Equity Attributable to Non-Controlling Interests	Total Shareholders’ Equity
Balances as of 12.31.22		1,474,692	17,281,187	1,719,612,939	585,430	1,381,914	50,850,932	3,620,311,248	(929,177,930)	4,482,320,412	140	4,482,320,552
25 April, 2023 Shareholder´s Meeting
Reserve creation		—	—	—	—	—	18,943,571	299,447,438	(318,391,009)	—	—	—
Distribution of Profits
Use of Reserve and distribution of cash dividends	42	—	—	—	—	—	—	(453,603,231)	(60,480,424)	(514,083,655)	(140)	(514,083,795)
Other reserves		—	—	—	—	—	—	10	—	10	—	10
Business combination	15	—	—	—	—	—	—	—	—	—	215,725	215,725
Total Comprehensive Income for the Year
Net Income for the Year	43 and 50	—	—	—	—	—	—	—	797,156,007	797,156,007	(5,946)	797,150,061
Other Comprehensive Income for the Year		—	—	—	1,587,651	2,059,594	—	—	—	3,647,245	—	3,647,245
Balances as of 12.31.23		1,474,692	17,281,187	1,719,612,939	2,173,081	3,441,508	69,794,503	3,466,155,465	(510,893,356)	4,769,040,019	209,779	4,769,249,798
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2024, AND ENDED DECEMBER 31, 2024, IN COMPARATIVE FORMAT
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

		Capital Stock	Paid-in Capital		Other Comprehensive Income		Reserves
Changes	Notes	Outstanding	Share Premium	Equity Adjustments	Accumulated Profit (Loss) from Financial Instruments at Fair Value through OCI	Other	Legal Reserve	Others Reserves	Retained Earnings	Total Shareholders’ Equity Attributable to parent company's owners	Total Shareholders' Equity Attributable to Non-Controlling Interests	Total Shareholders’ Equity
Balances as of 12.31.21		1,474,692	17,281,187	1,719,612,939	8,900,208	138,943	28,063,168	3,422,106,576	(831,031,564)	4,366,546,149	74	4,366,546,223
26 April, 2022 Shareholder´s Meeting
Reserve creation		—	—	—	—	—	22,787,764	198,204,627	(220,992,391)	—	—	—
Distribution of Profits
Distribution of cash dividends	42	—	—	—	—	—	—	—	(234,762,898)	(234,762,898)	—	(234,762,898)
Other Reserves		—	—	—	—	—	—	45	—	45	—	45
Total Comprehensive Income for the Year
Net Loss for the Year	43 and 50	—	—	—	—	—	—	—	357,608,923	357,608,923	66	357,608,989
Other Comprehensive Income for the Year		—	—	—	(8,314,778)	1,242,971	—	—	—	(7,071,807)	—	(7,071,807)
Balances as of 12.31.22		1,474,692	17,281,187	1,719,612,939	585,430	1,381,914	50,850,932	3,620,311,248	(929,177,930)	4,482,320,412	140	4,482,320,552
____________________
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2024
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes	12.31.24	12.31.23	12.31.22
CASH FLOWS FROM OPERATING ACTIVITIES
Income before Taxes from Continuing Operations		2,400,705,418	1,283,806,446	482,538,989
Adjustment to Obtain the Operating Activities Flows:
Impairment Charge	36	936,733,707	450,820,015	386,067,328
Depreciation Expenses	39	204,183,208	199,254,844	205,243,399
Loss on Net Monetary Position		2,589,255,542	3,590,114,689	2,012,714,692
Exchange rate differences on foreign currency		(168,110,939)	(1,448,270,093)	(148,158,120)
Other Operations	5	1,493,167,348	3,113,964,347	1,472,811,106
Net (Increases)/Decreases from Operating Assets:
Debt securities measured at fair value through profit or loss		(284,986,822)	(822,048,124)	248,847,827
Derivative Financial Instruments		78,916,818	(58,934,189)	(6,615,558)
Repurchase Transactions		604,358,501	35,892,652	1,900,287
Other Financial Assets		(1,455,691,823)	28,940,942	(60,829,610)
Loans and Other Financing
- Non-financial Public Sector		(7,657,034)	7,328,836	(9,469,736)
- Other Financial Institutions		210,975,913	(132,502,414)	130,744,592
- Non-financial Private Sector and Residents Abroad		(9,180,857,868)	1,382,383,064	1,030,175,282
Other Debt Securities		(310,344,638)	(1,854,700,393)	(1,346,395,964)
Financial Assets Pledged as Collateral		(591,312,406)	99,540,040	(614,512,594)
Investments in Equity Instruments		(27,811,153)	(8,700,537)	1,469,858
Other Non-financial Assets		(161,540,452)	(80,874,161)	(25,603,873)
Non-current Assets Held for Sale		(15,593,150)	(167,918)	213
Net Increases/(Decreases) from Operating Liabilities:
Deposits
- Non-financial Public Sector		151,589,624	(150,650,224)	(64,730,451)
- Financial Sector		(5,493,772)	1,402,699	2,461,943
- Non-financial Private Sector and Residents Abroad		6,590,468,049	(2,126,339,656)	975,968,873
Liabilities at fair value through profit or loss		(107,217,406)	116,418,711	(509,369)
Derivative Financial Instruments		(20,605,641)	16,462,554	2,259,786
Other Financial Liabilities		871,785,864	457,362,196	(248,024,556)
Provisions		382,376,035	(27,299,844)	12,663,129
Other Non-financial Liabilities		613,841,525	178,756,946	24,876,155
Income Tax Payments		(988,194,913)	(310,061,267)	(223,768,513)
NET CASH GENERATED BY OPERATING ACTIVITIES (A)		3,802,939,535	3,941,900,161	4,242,125,115
CASH FLOWS FROM INVESTMENT ACTIVITIES
Payments:
Purchase of PP&E and Intangible Assets (*)		(233,101,679)	(174,997,636)	(136,427,325)
Capital Contributions and purchase of shares in Investments in Subsidiaries, Associates, and Joint Ventures		(3,562,746)	(5,959,434)	(5,723,528)
Payments for business combinations	15	—	(26,360,879)	—
Collections:
Sale of PP&E and Intangible Assets		7,311,268	11,384,990	4,475,524
Dividends earned		4,903,263	2,399,886	—
Purchase of HSBC Argentina Holdings S.A. and subsidiaries net of cash acquired (**)	15	1,163,767,111	—	—
NET CASH GENERATED BY / (USED IN) INVESTMENT ACTIVITIES (B)		939,317,217	(193,533,073)	(137,675,329)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments:
Debt Securities		(231,259,150)	(371,630,875)	(295,527,482)
Loans from Local Financial Institutions		(913,005,493)	(793,740,593)	(378,623,681)
Dividends paid (***)	42	(667,638,706)	(423,851,422)	(156,545,657)
Leases payments	16	(14,129,458)	(15,067,042)	(19,696,600)
Transaction costs related to issuance of shares		(1,063,171)	—	—
Collections:
Debt Securities		1,166,483,965	177,367,103	496,423,885
Loans from Local Financial Institutions		1,109,572,189	883,705,204	552,470,230
NET CASH GENERATED BY / (USED IN) FINANCING ACTIVITIES (C)		448,960,176	(543,217,625)	198,500,695
EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS (D)		1,336,816,003	2,444,701,982	1,323,715,491
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)		6,528,032,931	5,649,851,445	5,626,665,972
MONETARY LOSS RELATED TO CASH AND CASH EQUIVALENTS		(6,211,729,318)	(7,693,077,404)	(5,065,336,002)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	5	7,724,776,164	9,768,002,123	9,206,672,153
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	5	8,041,079,777	7,724,776,164	9,768,002,123
(*) In purchases of Property, plant and equipment, $2,122,069 were eliminated, corresponding to contracts for rights of use of real estate and $(39,382) for cancellation of contracts for rights of use of real estate, corresponding to non-cash transactions.
(**)Cash payment for the purchase of HSBC Argentina Holdings S.A. and subsidiaries was $(395,221,502), net of cash and cash equivalent acquired for the purchase of $1,558,988,613 (Note 15).
(***)|Dividends paid in 2023 include the last installment paid in January 2023 of the dividend approved by the Ordinary and Extraordinary Shareholders' Meeting held on April 26, 2022.
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2024 AND ENDED DECEMBER 31, 2024, PRESENTED IN COMPARATIVE FORMAT
Figures Stated in Thousands of Pesos (Ps.) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

NOTE 1. ACCOUNTING POLICIES AND BASIS FOR PREPARATION
Grupo Financiero Galicia S.A. (hereinafter, “the Company”, and jointly with its subsidiaries, “the Group”) is a financial services holding company incorporated on September 14, 1999, under the laws of Argentina. The Company’s main asset is its interest in Banco de Galicia y Buenos Aires S.A.U. (hereinafter, “Banco Galicia” or “the Bank”) which is a private bank offering a wide range of financial services, both to individuals and companies. Likewise, the Company has a controlling interest in: Tarjetas Regionales S.A. (hereinafter, “Naranja X”), which maintains investments related to the issuance of credit cards and services for managing personal and commercial finance; Sudamericana Holding S.A., a company engaged in the insurance business; Galicia Asset Management S.A.U., a mutual fund management company; Galicia Warrants S.A., a warrant issuing company; IGAM LLC, a company engaged in assets management; Galicia Securities S.A.U. a settlement and compensation agent and Trading Agent – Own Portfolio; Agri Tech Investments LLC, a company that seeks to provide a digital ecosystem that optimizes agricultural management in a practical and integrated way; Galicia Investments LLC and Galicia Ventures LP, companies dedicated to facilitating investment initiatives within the Open Innovation and Corporate Venturing program; and Galicia Holdings US Inc., parent company of Galicia Capital US LLC, a company dedicated to reaching new customers by incorporating a wide range of financial instruments and enabling the development of innovative credit products.
As a result of the acquisition of the HSBC Argentina Holdings S.A. and subsidiaries, the Group also controls, directly and indirectly, GGAL Holdings S.A., Banco GGAL S.A., GGAL Participaciones S.A.U., GGAL Asset Management S.A. S.G.F.C.I., GGAL Seguros S.A. and GGAL Seguros de Retiro S.A.
These consolidated financial statements were approved and authorized for publication through Minutes of Board of Directors’ Meeting No. 738 dated April 25, 2025, except for for the application of IAS 29 to re-measure the consolidated financial statements in the current currency as of March 31, 2025, as explained in Note 1.1.(a), which was approved by the Board of Directors on Meeting No.743 dated June 9, 2025.
1.1.    BASIS FOR PREPARATION
These consolidated financial statements have been prepared in accordance and in compliance with IFRS Accounting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC). All the IFRSs in force as of the date of preparation of these consolidated financial statements have been applied.
In Argentina, the Group is subject to the provisions of Article 2, Section I, Chapter I of Title IV: Periodic Information Regime of the National Securities Commission (CNV) regulations and it is required to present its financial statements in accordance with the valuation and disclosure criteria set forth by the Argentine Central Bank.
The Group has presented its local financial statements under rules of the Argentine Central Bank on February 28, 2025, those rules are based on IFRS Accounting Standards, with certain exceptions. Shareholders’ equity under the rules of the Argentine Central Bank is presented in Note 52.8.
Management believes that these consolidated financial statements fairly present the Group’s financial position, financial performance and cash flows, in accordance with IFRS.
The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Groups´ accounting policies.
The areas involving a greater degree of judgment or complexity, or areas where assumptions and estimates are significant for the consolidated financial statements are disclosed in Note 2.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(a) Purpose of these recast consolidated financial statement
On April 25, 2025, the Company filed with the SEC its 2024 Form 20-F which included its audited consolidated financial statements as of December 31, 2024, and 2023 and for the three-years in the period ended December 31, 2024 (the “Audited Consolidated Financial Statements”). These Audited Consolidated Financial Statements were presented in the purchasing power current at the end of the reporting year (December 31, 2024) in accordance with IAS 29, as further described in Note 1.c).
The Company plans to file a post effective amendment on its Form F-3 (File No. 333-284113) (the “Registration Statement”) on June 2025. The referred Registration Statements will incorporate by reference the Company´s latest unaudited consolidated condensed interim financial statements as of and for the three month period ended March 31, 2025. These unaudited consolidated condensed interim financial statements are presented in the current purchasing power at the end of the reporting period (March 31, 2025) in accordance with IAS 29. Therefore, the Company is preparing these recast Audited Consolidated Financial Statements to measure them in equivalent purchasing power units as of March 31, 2025, the most recent financial period incorporated by reference in the Registration Statement, in accordance with IAS 29 (the “Recast Audited Consolidated Financial Statements”).
The National Consumer Price Index as of March 31, 2025 was 8353.3158 and the cumulative inflation rate for the three-month period then ended was 8.60%.
(b)    Going Concern
As of the date of these consolidated financial statements, there are no uncertainties related to events or conditions that may cast significant doubt upon the Group´s ability to continue as a going concern.
(c)    Measurement Unit
IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be restated in terms of the current measurement unit as of the reporting period-end, irrespective of whether they are based on the historical cost or the current cost method. Accordingly, in general terms, non-monetary items should be adjusted for inflation occurring since the acquisition date or since the revaluation date, as the case may be. These requirements are also applicable to the comparative information reported in the financial statements. According to IAS 29, monetary assets and liabilities are not required to be restated, for they are stated in the measurement unit as of the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted on the basis of such agreements. Non-monetary items measured at their fair values at the end of the reporting period, such as net realizable value or otherwise, will not be restated. The other non-monetary assets and liabilities will be restated by applying a general price index. The income (loss) from the net monetary position will be charged to net income for the reporting period in a separate item.
In order to conclude whether a given economy qualifies as hyperinflationary pursuant to the terms of IAS 29, the standard sets forth certain factors that should be considered, including a three-year cumulative inflation rate reaching or exceeding 100%.
The Group has applied IAS 29, Financial Reporting in hyperinflationary Economy, in preparing these consolidated financial statements for all years presented.
These consolidated financial statements are based on a historical cost.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(d)    New Accounting Standards, amendments and interpretations issued by the IASB and adopted by the Group.
The Group has applied the following standards for the first time as of January 1, 2024:

Amendments to IAS 1 - Presentation of Financial Statements on the Classification of Liabilities.
Item
The amendments to IAS 1 clarify that liabilities will be classified as current or non-current depending on the rights that exist at the end of the reporting period. This classification is not affected by the entity's expectations or events that occurred after the reporting date, it also clarifies what IAS 1 refers to when it refers to the “settlement” of a liability.

Publication date	November 2022.
Effective date	As of January 2024.
Impact	The application of this standard did not have a significant impact on the Group's financial statements.

Amendments to IFRS 16 - Leaseback.
Item
These amendments include requirements for leaseback transactions in IFRS 16 in order to explain how an entity accounts for a leaseback after the transaction date. Leaseback transactions where some or all of the lease payments are variable payments that do not depend on an index or rate are likely to be affected.

Publication date	September 2022.
Effective date	As of January 2024.
Impact	The application of this standard did not have a significant impact on the Group's financial statements.

Amendments to IAS 7 and IFRS 7 - Disclosures about Supplier Financing Arrangements (SFAs)
Item
These amendments include specific disclosures about vendor financing arrangements (SFAs) in order to assess how they affect an entity's liabilities, cash flows, and liquidity risk. As well as to increase the transparency of these agreements.

Publication date	May 2023.
Effective date	As of January 2024.
Impact	The application of this standard did not have a significant impact on the Group's financial statements.
(e)    New accounting standards and amendments issued by the IASB that have not been adopted by the Group
The new standards, amendments and interpretations published are detailed below; however, they have not yet come into force for fiscal years commenced January 1, 2024, and have not been early adopted by the Group:

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amendments to IAS 21 - Lack of Exchangeability
Item	The amendment provides guidance for entities to apply a consistent approach to the assessment of whether a currency is convertible at the measurement date and for a specific purpose, and if not, the determination of the exchange rate to be used for measurement purposes and the disclosures to be provided in their financial statements. A currency is convertible when there is the possibility of exchanging it for another currency, with normal administrative delays, and the transaction occurs through markets or exchange mechanisms that create enforceable rights and obligations.
Publication date	August 2023.
Effective date	As of January 2025.
Impact	It is estimated that the application of this standard will not have a significant impact on the Group's financial statements.

Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7
Item
The IASB issued targeted amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments: (a) clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; (b) clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion.

Publication date	May 2024.
Effective date	As of January 2026.
Impact	It is estimated that the application of this standard will not have a significant impact on the Group's financial statements.

IFRS 18, ‘Presentation and Disclosure in Financial Statements’
Item
This is the new standard on presentation and disclosure in financial statements, which replaces IAS 1, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to: (i) the structure of the statement of profit or loss with defined subtotals; (ii) requirement to determine the most useful structure summary for presenting expenses in the statement of profit or loss (iii) required disclosures in a single note within the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and (iv) enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

Publication date	April 2024.
Effective date	As of January 2027, its early application is allowed.
Impact	The Group is currently assessing the impacts of applying the new standard on the Group’s consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

IFRS 19, ‘Subsidiaries without Public Accountability: Disclosures’
Item
This new standard works alongside other IFRS Accounting Standards. An eligible subsidiary applies the requirements in other IFRS Accounting Standards except for the disclosure requirements; and it applies instead the reduced disclosure requirements in IFRS 19. IFRS 19’s reduced disclosure requirements balance the information needs of the users of eligible subsidiaries’ financial statements with cost savings for preparers. IFRS 19 is a voluntary standard for eligible subsidiaries. A subsidiary is eligible if: (i) it does not have public accountability; and (ii) it has an ultimate or intermediate parent that produces consolidated financial statements available for public use that comply with IFRS Accounting Standards.

Publication date	May 2024.
Effective date	As of January 2027, its early application is allowed.
Impact	The Group is currently assessing the impacts of applying the new standard on the Group’s consolidated financial statements.
There are no other IFRS or IFRIC interpretations that are not effective and that are expected to have a significant impact on the Group.
1.2.    CONSOLIDATION
Subsidiaries are those entities, including structured entities, where the Group is in control because (i) it has the power to direct relevant activities of the investee, which significantly affect its returns; (ii) it has exposure, or rights, to variable returns for its interest in the investee; and (iii) it has the ability to use its power over the investee to affect the amount of the investor’s returns. The existence and effect of the substantive rights, including potential voting rights, are considered when evaluating whether the Group has control over another entity. For a right to be substantive, the holder must have the practical ability to exercise it whenever necessary to make decisions on the direction of the relevant activities of the entity. The Group may be in control of an entity even when possessing less than the majority of the voting rights.
Likewise, the protective rights of other investors, such as those related to substantive changes in the activities of the investee or applied only in exceptional circumstances, do not prevent the Group from having control over an investee. The subsidiaries are consolidated from the date the control is transferred to the Group, and they cease to be consolidated as of the date on which the control ceases.
The subsidiaries which have been consolidated in these Consolidated Financial Statements are detailed in Note 15.
For the purpose of consolidating its financial statements, the Group used the subsidiaries’ financial statements for the year ended December 31, 2024. The accounting policies applied by Sudamericana Holding SA., GGAL Seguros S.A. and GGAL Seguros de Retiro S.A. are established by the National Insurance Superintendency and have been adjusted to those applied by the Group in preparing its consolidated financial statements.
Intercompany transactions, balances and unrealized gains on transactions between Group’s companies were eliminated. See Note 51.
Non-controlling interest in the results and equity of consolidated subsidiaries are shown separately in the consolidated statement of income, consolidated statement of other comprehensive income, consolidated statement of changes in shareholder’s equity and consolidated statement of financial position, respectively.
In accordance with the provisions of IFRS 3 “Business combinations”, the acquisition method is used to account for the acquisition of subsidiaries. The identifiable assets and liabilities acquired, and contingent liabilities assumed in a business combination are measured at their fair values on the acquisition date. The group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.
The consideration transferred in a business combination is measured at the fair value of the assets transferred by the acquirer, the liabilities assumed by the acquirer with the previous owners of the investee, and the equity instruments issued by the acquirer. The transaction costs are recognized as expenses in the periods in which the costs have been incurred and

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
the services have been received, except for the transaction costs incurred to issue equity instruments that are deducted from equity, and the transaction costs incurred to issue debt that are deducted from their carrying amount.
The excess of:
•the consideration transferred,
•the amount of any non-controlling interest in the acquired entity, and
•the acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase.
1.3.    TRANSACTIONS WITH NON-CONTROLLING INTEREST
The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized within equity attributable to owners of the Group.
1.4.    ASSOCIATES
Associates are entities over which the Group has significant direct or indirect influence, but not control; generally, this implies holding between 20 and 50 percent of the voting rights. Investments in associates are accounted for using the equity method and are initially recognized at cost. The carrying amount of the associates includes the goodwill identified in the acquisition less the accumulated impairment losses, if any. Dividends received from associates reduce the carrying amount of the investment. Other changes subsequent to the acquisition of the Group’s interest in the net assets of an associate are recognized as follows: (i) the Group’s interest in the profits or losses of the associates is accounted under Share of Profit from Associates and Joint Ventures in the consolidated statement of income and (ii) the Group’s interest in other comprehensive income is recognized in the consolidated statement of other comprehensive income and presented separately. However, when the Group’s share in losses in an associate equal or exceeds its interest in it, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.
Unrealized profits on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates; unrealized losses are also eliminated unless the transaction provides evidence of impairment in the transferred asset.
1.5.    SEGMENT REPORTING
An operating segment is a component of an entity (a) that conducts business activities from which it can earn revenues and incur expenses (including revenues and expenses related to transactions with other components of the same entity); (b) whose operating income is regularly reviewed by the Group´s CODM (chief operating decision maker) to make decisions about the resources to be allocated to the segment and assess its performance; and (c) for which confidential financial information is available.
Segment reporting is presented consistently with the internal reports submitted to the Board of Directors (CODM of the Group), which is responsible for making the Group’s strategic decisions, allocating resources and assessing the performance of the operating segments.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.6.    FOREIGN CURRENCY TRANSLATION
(a)    Functional Currency and Presentation Currency
The figures included in the consolidated financial statements of the Group´s entities are stated in their functional currency, that is, the currency used in the primary economic environment where it operates. The consolidated financial statements are stated in Argentine pesos (Ps.), which is the Group’s functional and presentation currency.
(b)    Transactions and Balances
The transactions in foreign currency are translated into the functional currency using the exchange rate at the dates of the transactions. Profits and losses in foreign currency resulting from the settlement of these transactions and the translation of monetary assets and liabilities in foreign currency at closing exchange rate, are recognized under “Exchange rate differences on gold and foreign currency” in the statement of income.
Assets and liabilities in foreign currency are measured at the reference exchange rate of the US dollar defined by the Argentine Central Bank at the closing of operations on the last business day of each month.
As of December 31, 2024, and December 31, 2023, balances in U.S. Dollars were translated at the reference exchange rate (Ps.1,032.50 and Ps.808.48, respectively) established by the Argentine Central Bank. Foreign currencies other than the US dollar have been translated into this currency using exchange rates reported by the Argentine Central Bank.
(c)    Group companies
The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position,
•income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions). Subsequently, the converted balances were adjusted for inflation in order to present them in the measuring unit current at the end of the reporting period, and
•all resulting exchange differences are recognized in other comprehensive income.
When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.
1.7.    CASH AND DUE FROM BANKS
The item Cash and Due from Banks, includes cash on hand, demand deposits held with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, which are short-term instruments with maturity less than three months from the origination date.
The assets disclosed under cash and due from banks are accounted for at their amortized cost which approximates its fair value.
1.8.    FINANCIAL INSTRUMENTS
Initial Recognition
The Group recognizes a financial asset or liability in its consolidated financial statements, as appropriate, when it becomes part of the contractual clauses of the financial instrument. Purchases and sales are recognized at the trading date when the Group buys or sells the instruments.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Upon initial recognition, the Group measures financial assets or liabilities at fair value, plus or less, for instruments not recognized at fair value through profit or loss, transaction costs that are directly attributable to the acquisition, such as fees and commissions.
When the fair value of financial assets and liabilities differs from the transaction price on initial recognition, the Group recognizes the difference as follows:
a.    When the fair value is evidenced by a quoted price in an active market for an identical asset or liability or based on a valuation technique that only uses data from observable markets, the difference is recognized as profit or loss.
b.    In all other cases, the difference is deferred and the timing of recognition of deferred day one profit or loss is individually determined. It is either amortized over the life of the instrument until its fair value can be determined using market observable inputs, or realized through settlement.
Financial Assets
a.    Debt Securities
The Group considers as debt securities those instruments considered financial liabilities for the issuer, such as loans, government and private securities, bonds and accounts receivable from customers.
Classification
As established by IFRS 9, the Group classifies financial assets according to how they are subsequently measured: at amortized cost, at fair value through other comprehensive income, or at fair value through profit or loss, based on:
•the Group’s business model to manage financial assets; and
•the characteristics of contractual cash flows of the financial asset.
Business Model
The Business Model refers to the way in which the Group manages a set of financial assets to reach a specific business objective. It represents the way the Group manages its financial instruments to generate cash flows.
Business models that the Group can follow are listed below:
•Hold the instruments to collect its contractual cash flows;
•Hold the instruments in the portfolio to collect contractual cash flows and, in turn, sell them when deemed convenient; or;
•Hold the instruments for trading.
The Group’s Business Model does not depend on the intentions that it may have for an individual instrument. Therefore, this condition is not an instrument-by-instrument classification approach, but it is determined from a higher level of aggregation.
The Group only reclassifies an instrument when, and only when, the business model for managing financial assets is modified. The reclassification is made as of the beginning of the year in which the change occurs. Such change is not expected to be frequent, and changes have not been recorded during this fiscal year.
Characteristics of Contractual Cash Flows
Where the business model is to hold assets to collect contractual cash flows or to collect contractual cash flows and sell, the Group assesses whether the financial instruments’ cash flows represent solely payments of principal and interest. Where the contractual terms introduce exposure to risk or volatility that are inconsistent with a basic lending arrangement, the related financial asset shall be classified and measured at fair value through profit or loss.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Based on the foregoing, there are three categories of Financial Assets:
(i)    Financial assets measured at amortized cost:
Financial assets are measured at amortized cost when:
(a)    the financial asset is held within a business model whose objective is to hold financial assets to collect contractual cash flows; and
(b)    the contractual conditions of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the outstanding principal amount.
These financial instruments are initially recognized at fair value plus the incremental and directly attributable transaction costs and are subsequently measured at amortized cost.
The amortized cost of a financial asset is equal to its acquisition cost less its accumulated amortization plus accrued interest (calculated according to the effective interest method), net of any impairment loss.
(ii)    Financial assets at fair value through other comprehensive income:
Financial assets are measured at fair value through other comprehensive income when:
(a)    the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
(b)    the contractual conditions of the financial asset give rise, on specified dates, to cash flows which are solely payments of principal and interest on the outstanding amount.
These instruments are initially recognized at their fair value plus the incremental and directly attributable transaction costs and are subsequently measured at fair value through other comprehensive income. Profits and losses arising from the changes in fair value are included in other comprehensive income within a separate equity component. Impairment losses or reversals, income for interest and exchange profits and losses are recognized through profit or loss. Upon its sale or disposal, the accumulated profit or loss previously recognized through other comprehensive income is reclassified to the statement of income.
(iii)    Financial assets at fair value through profit or loss:
Financial assets at fair value through profit or loss comprise:
• Instruments held for trading;
•Instruments specifically designated at fair value through profit or loss; and
•Instruments whose contractual terms do not represent cash flows that are solely payments of principal and interest on the outstanding amount.
These financial instruments are initially recognized at fair value and any gain or loss is recognized in the statement of income as they are realized.
The Group classifies a financial instrument as held for trading if it is acquired or incurred for the main purpose of selling or repurchasing it in the short term, or if it is part of a portfolio of financial instruments that are jointly managed and for which there is evidence of short-term earnings, or is a derivative financial instrument not designated as a hedging instrument. Derivative instruments and held-for-trading securities are classified as held for trading and measured at fair value.
b.    Equity Instruments
Equity instruments are instruments that do not contain a contractual obligation to pay cash or any other financial asset and that evidence a residual interest in the issuer’s net assets.
Such instruments are measured at fair value through profit and loss, except where the Group’s management has elected, at initial recognition, to irrevocably designate an equity investment at fair value through other comprehensive income. This option is available when instruments are not held for trading. The gains or losses of these instruments are recognized in

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
other comprehensive income and are not subsequently reclassified to profit or loss, including on disposal. Dividends that result from such instrument will be charged to income when the Group’s right to receive payments is established.
Financial Liabilities
Classification
The Group classifies their financial liabilities at amortized cost, using the effective interest rate method, except for:
•Financial liabilities measured at fair value through profit or loss, including derivative financial instruments.
•Liabilities arising from the transfer of financial assets not complying with the derecognition criteria.
•Financial guarantee contracts.
•Loan commitments at a lower than market rate.
Financial liabilities measured at fair value through profit or loss: the Group may choose to use, at the beginning, the irrevocable option to designate a liability at fair value through profit or loss, if, and only if, in doing so, it reflects a better measurement of financial information because:
• the Group eliminates or significantly reduces measurement or recognition inconsistency which would otherwise be exposed in the valuation;
•if financial assets and liabilities are managed and their performance is assessed on a fair value basis, according to a documented investment or risk management strategy; or
•a host contract contains one or more embedded derivative instruments, and the Group has opted for designating the entire contract at fair value through profit or loss.
Financial guarantee contracts: Financial guarantee contracts are those contracts requiring the issuer to make specific payments to reimburse the holder for the loss incurred when a specific debtor does not comply with its payment obligation on maturity, in accordance with the original or amended terms of a debt instrument.
Financial guarantee contracts are initially measured at fair value, and subsequently measured at the higher of the amount of the loss allowance and the amount initially recognized less, when appropriate, the cumulative amount of income recognized.
Derecognition of Financial Instruments
Financial Assets
A financial asset or, where applicable, a part of a financial asset or a part of a group of similar financial assets, is derecognized when: (i) the rights to receive cash flows from the asset have expired; or (ii) the Group has transferred its rights to receive cash flows from the asset, or has assumed an obligation to pay all of the cash flows received immediately to a third party under a pass-through agreement; and all the risks and rewards of the asset have also been substantially transferred, or, in case all the risks and rewards of the asset had not been substantially transferred or retained, the control of the asset has been transferred.
When the contractual rights of receiving the cash flows generated by the asset have been transferred, or a transfer agreement has been executed, the entity assesses if it has retained, and to what extent, the risks and awards inherent in asset ownership. When substantially all the risks and rewards inherent in asset ownership have not been transferred or retained, nor has control of the asset been transferred, the asset continues to be recognized to the extent of its continued involvement over it.
In this case, the related liability is also recognized. The transferred asset and the related liability are measured in such a way so as to reflect the rights and obligations that the Group had retained.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
A continuing involvement that takes the form of a collateral on the transferred asset is measured as the smallest amount between (i) the original carrying amount of the asset, and (ii) the maximum amount of consideration received that would be required to be returned.
Financial Liabilities:
A financial liability is derecognized when the obligation, has been cancelled, or has expired. When an existing financial liability is exchanged by another of the same borrower under significantly different conditions, or the conditions are significantly modified, such exchange or modification is treated as a derecognition of the original liability and a new liability is recognized, the difference between the carrying value of the initial financial liability and the consideration paid is recognized in the Consolidated Statement of Income. When the conditions of the renegotiation are not significantly different or the conditions are not substantially modified, the cash flows of the modified financial liabilities are discounted at the effective interest rate of the original contract.
1.9.    DERIVATIVE FINANCIAL INSTRUMENTS
Derivative Financial instruments, including foreign currency contracts, futures, forward contracts, interest rate swaps, cross currency swaps, interest rate options and foreign currency options are recorder at their fair value.
All derivative financial instruments are recorded as assets when the fair value is positive and as liabilities when the fair value is negative, against the agreed price. The changes in the fair value of derivative financial instruments are recognized in profit or loss.
In these consolidated financial statements, the Group has not applied hedge accounting.
1.10.    REPURCHASE TRANSACTIONS
Reverse Repurchase Transactions
According to the derecognition principles in IFRS 9, these transactions are considered as secured borrowings, since the risk has not been transferred to the counterpart.
Financing granted through reverse repurchase transactions are recorded under “Repurchase Transactions” accounts, classified by counterparty and considering the asset received as collateral.
At the closing of each month, accrued interest receivable is imputed to the “Repurchase Transactions” account with offsetting entry in “Interest Income”.
The underlying assets received for the reverse repurchase transactions will be recorded in Off-Balance Sheet Items. The assets received and sold are derecognized at the end of the repo transaction, and an in-kind liability is recorded to reflect the obligation to deliver the security disposed of.
Repurchase Transactions
Financing received through repurchase transactions are recorded under “Repurchase Transactions” accounts, classified by counterparty and considering the asset pledged as collateral.
In these transactions, when the receiver of the underlying asset obtains the right to sell it or pledge it as collateral, this is reclassified to the “Financial Assets Pledged as Collateral” accounts.
At the closing of each month, accrued interest payable is imputed to the “Repurchase Transactions” account with offsetting entry in “Interest Expenses”.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.11.    EXPECTED CREDIT LOSS ALLOWANCE
The Group assesses on a forward-looking basis the expected credit loss (“ECL”) associated with its debt instruments assets carried at amortized cost and FVOCI, together with the exposure arising from loan commitments and financial guarantee contracts. The Group recognizes a loss allowance for such losses at each reporting date. The measurement of ECL reflects:
•An unbiased and probability-weighted amount is determined by evaluating a range of possible outcomes,
•The time value of money, and
•Reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.
Note 45 provides more detail of how the expected credit loss allowance is measured.
1.12.    LEASES
1.12.1.    Lease activities of the Group
The Group is the lessee of various properties to be used in its ordinary course of business. Lease contracts are generally made for fixed periods, from 1 to 20 years, but in some cases, there may be price agreements for shorter periods with extension options. Lease terms are individually negotiated and contain a wide range of different terms and conditions.
Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:
•fixed payments (including in-substance fixed payments), less any lease incentives receivable;
•variable lease payments based on an index or a rate, initially measured using the index or rate on the initial date;
•amounts expected to be payable by the lessee under residual value guarantees;
•the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
•payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.
Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.
The lease payments are discounted using the interest rate implicit in the lease, if it can be determined; or otherwise, the Group’s incremental borrowing rate will be applied, which is the rate that the lessee would have to pay to borrow the necessary funds to obtain an asset of similar value to the right-of- use asset, in a similar economic environment with similar terms, security and conditions.
Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period, to produce a constant, periodic interest rate on the remaining balance of the liability for each period.
Right-of-use assets are measured at their cost, comprising the following:
•the amount of the initial measurement of the lease liability;
•any lease payment made on or before the initial date, less any lease incentives received;
•any initial direct cost; and
•restoration and dismantling costs.
Right-of-use assets are depreciated over the shorter of the asset useful life and the lease term on a straight-line method.
The Group is exposed to possible future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate become effective, the lease liability is reassessed and adjusted to the right-of-use asset.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Payments related to short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less that do not contain a bargain purchase option. Low-value assets are mainly small physical spaces to place equipment which are owned by the Group.
1.12.2.    Extension and Termination Options
The extension and termination options that are included in several Property, Plant and Equipment leases were considered to determine the term of the lease. These options are used to maximize the operational flexibility in terms of managing the assets used in our operations. Most of the extension and termination options held are exercisable only by the Group and not by the respective lessor.
1.13.    PROPERTY, PLANT AND EQUIPMENT
Assets are measured at their acquisition or construction cost, net of accumulated depreciations and/or accumulated impairment losses, if any. The cost includes the expenses directly attributable to the acquisition or construction of the items.
Property, Plant and Equipment acquired through business combinations were initially valued at the estimated fair value at the acquisition date.
Subsequent costs are included in the value of the asset or are recognized as a separate asset, as appropriate, if and only if they are likely to generate future economic benefits for the Group, and its cost can be reasonably measured. When improvements are made to the asset, the carrying amount of the replaced asset is derecognized, the new asset being amortized for the remaining useful life.
Repair and maintenance costs are recognized in the consolidated statement of income for the year in which they are incurred.
The depreciation of these assets is calculated using the straight-line method to allocate their cost over, their estimated useful lives. If an asset includes significant components with different useful lives, they are recognized and depreciated as separate items.
The residual values of Property, Plant and Equipment, the useful lives and the depreciation methods are reviewed and adjusted if necessary, at the closing date of each fiscal year, or when there is evidence of impairment.
The book value of the Property, Plant and Equipment is immediately reduced to its recoverable amount when it is greater than the estimated recoverable value.
Profits and losses from the sale of Property, Plant and Equipment items are determined by comparing the proceeds from the disposal to the carrying amount of the respective asset and are charged to income.
For certain properties, which are not in use, an impairment was recognized as their carrying amount exceeded the fair value. The determination of the fair values as at 31 October 2024 was performed by external valuers. The external valuers used the ‘direct comparison’ methodology for the calculation of the property valuations. This method of calculating fair value corresponds to Level 3. As at 31 December 2024, the Group has recognized impairment on the value of real estate in the amount of Ps.2,175,874.
1.14.    INTANGIBLE ASSETS
1.14.1.    Licenses
Licenses acquired individually are initially valued at cost, while those acquired through business combinations are recognized at their estimated fair value at the acquisition date.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At the closing date of these consolidated financial statements, intangible assets with a finite useful life are presented net of accumulated depreciation and/or accumulated impairment losses, if any. These assets are subject to impairment tests annually, or when there is evidence of impairment.
The licenses acquired by the Group have been classified as intangible assets with a finite useful life, being amortized on a straight-line basis over the period of the license.
Intangible assets with an indefinite useful life are the assets arising from contracts or other legal rights, that can be renewed without significant cost, and for which, based on an analysis of all relevant factors, there is no foreseeable limit of the period along which the asset is expected to generate net cash flows for the Group. These intangible assets are not amortized, but are subject to impairment tests, annually or when there is evidence of impairment, either individually or at the level of the cash generating unit. The determination of the indefinite useful life is annually reviewed to confirm if it continues being applicable.
1.14.2.    Software
The costs related to software maintenance are recognized as expense when incurred. The development, acquisition and implementation costs that are directly attributable to software design and testing, identifiable and monitored by the Group, are recognized as assets.
The costs incurred in software development, acquisition or implementation, recognized as intangible assets, are amortized by applying the straight-line method over their estimated useful lives.
1.14.3.    Core Deposits
Core deposits intangible was identified as part of the GGAL Holdings S.A. acquisition (Note 15.3). This asset was not recognized in GGAL Holdings S.A.'s financial statements. Fair value was determined using the cost savings method under the income approach. Cost savings were calculated by comparing the cost of existing deposits (including the cost of maintaining them) with the cost of obtaining alternative funds from a mix of diversified funding sources available to market participants. The core deposits intangible asset represents the present value of the cost savings expected to be realized over the deposits' remaining useful life. The valuation of the intangible asset includes assumptions consistent with how a market participant would estimate fair values, such as growth and attrition rates and projected fee and interest income, as well as deposit-related costs and discount rates. Depreciation was based on the terms of the core deposits identified at the acquire.
1.15.    ASSETS HELD FOR SALE
The assets, or group of assets, classified as available for sale in accordance with the provisions of IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations,” are disclosed separately from the rest of the assets.
Non-current assets or disposal groups (including the loss of control over a subsidiary) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. In order for an asset to be classified as held for sale, it must meet the following conditions:
•it must be available for immediate sale in its current condition;
•Management must be committed to a plan to sell the asset and must have initiated an active program to locate a buyer and complete the plan;
•the asset must be actively marketed for sale at a reasonable price in relation to its current fair value;
•the sale is expected to be completed within 12 months from its reclassification date; and
•it is unlikely that the plan will be significantly changed or withdrawn.
The assets, or groups of assets, classified as held for sale in accordance with the provisions of IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, are measured at the lower of their carrying amount and fair value less costs to sell and are restated in accordance with Note 22.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Non-current assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale.
1.16.    IMPAIRMENT OF NON-FINANCIAL ASSETS
Assets with indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or, at least, on an annual basis.
Depreciation and impairment losses are recognized when the carrying amount exceeds their recoverable value. The recoverable value of assets is the greater of the net amount that it would obtain from its sale, or its value in use. For the impairment tests, the assets are grouped at the lowest level where they generate identifiable cash flows (cash generating units). The carrying amount of non-financial assets other than goodwill over which depreciation and impairment have been recorded, are reviewed at each reporting date for verifying possible depreciation and impairment reversals.
For certain properties, which are not in use, an impairment was recognized as their carrying amount exceeded the fair value. The determination of the fair values as at 31 October 2024 was performed by external valuers. The external valuers used the ‘direct comparison’ methodology for the calculation of the property valuations. This method of calculating fair value corresponds to Level 3. As at 31 December 2024, the Group has recognized impairment on the value of real estate in the amount of Ps.18,564,440.
1.17.    TRUST ASSETS
The assets held by the Group in its trustee role are not reported in the consolidated statement of financial position, because the Group is not in control of the trust or the risks and rewards of the underlying assets. Fees received from trust activities are recorded in Fee Income.
1.18.    OFFSETTING
Financial assets and liabilities are offset by reporting the net amount in the Consolidated Statement of Financial Position only when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.
1.19.    FINANCING RECEIVED FROM THE ARGENTINE CENTRAL BANK AND OTHER FINANCIAL INSTITUTIONS
The amounts owed to other Financial Institutions are recorded at the time the principal is disbursed to the Group. Non-derivative financial liabilities are measured at amortized cost. If the Group repurchases its own debt, it is eliminated from the consolidated financial statements, and the difference between the residual value of the financial liability and the amount paid is recognized as a financial income or expense.
1.20.    PROVISIONS AND CONTINGENCIES
In accordance with IFRS a provision will be recognized when:
a.an Entity has a current obligation (either legal or implicit) as a consequence of a past event;
b.it is probable that an outflow of resources embodying future economic benefits will be required to settle the obligation; and
c.the amount can be reliably estimated.

The Group will be deemed to have a constructive obligation if (a) as a result of past practices or public policies the Group has assumed certain responsibilities; and (b) as a result, it has created expectations that it will comply with those obligations. The Group recognizes the following provisions:

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
•For labor, civil, and commercial lawsuits: These are determined based on attorneys’ reports on the status of the lawsuits and estimates of the potential for losses the Group may face, as well as past experience with these types of lawsuits.
•For miscellaneous risks: these are established to address contingent situations that could give rise to obligations for the Group. The estimated amounts consider the likelihood of their occurrence, taking into account the opinions of the Group's legal and professional advisors.
•Termination benefits: Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: (a) when the group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to present value.
The amount recognized as provision must be the best estimate of the disbursement needed to cancel such obligation, at the end of the year being reported.
When the financial effect of the discount is significant, the provision amount should be the present value of the expected disbursements required to settle the obligation using a pre-tax interest rate that reflects current market conditions regarding the time value of money and the risks specific to that obligation. The increase in the provision due to the passage of time would be recognized in the net financial results line of the income statement.
The Group does not account for positive contingencies, except those arising from deferred taxes and those whose realization is virtually certain.
As of the date of issue of these consolidated financial statements, Group Management understands that no elements have been presented that would allow determining the existence of other contingencies that could materialize and generate a negative impact on these consolidated financial statements other than those detailed in Notes 29 and 46.
1.21.    OTHER NON-FINANCIAL LIABILITIES
Non-financial accounts payable are accrued when the counterparty has complied its contractual obligations under the contract, and they are measured at amortized cost.
1.22.    DEBT SECURITIES AND SUBORDINATED DEBT SECURITIES
The Group’s Debt Securities and Subordinated Debt Securities are measured at amortized cost. If the Group purchases its own debt, the obligation in Liabilities related to such debt securities is considered extinguished, and, therefore, it is derecognized. If the Group repurchases its own debt, this is eliminated from the Consolidated Financial Statements, and the difference between the residual value of the financial liability and the amount paid is recognized as a financial income or expense.
1.23.    ASSETS AND LIABILITIES ARISING FROM INSURANCE AND REINSURANCE CONTRACTS
On January 1, 2023, the Group adopted IFRS 17 ‘Insurance Contracts’.
Insurance contracts
Insurance contracts are contracts under which the Group accepts significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specific uncertain future event adversely affects the policyholder. In making this assessment, all material rights and obligations, including those arising from laws or regulations, are considered on a contract-by-contract basis. The Group uses its judgment to assess whether a contract transfers insurance risk (i.e., whether there is a scenario with commercial substance in which the Group has the possibility of a loss on a present value basis) and whether the insurance risk accepted is significant.
Separation of components

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Contracts that have a legal form of insurance but do not transfer significant insurance risk and expose the Group to financial risks are classified as investment contracts and follow the accounting for financial instruments under IFRS 9. The Group has assessed whether its contracts accept significant insurance risk from another party by agreeing to compensate the insurance policyholder if an uncertain future event occurs that adversely affects it.
Aggregation level
The grouping of contracts in units of account is made according to the types of products, onerousness and year of underwriting; since they have similar risks, they are managed together and no portfolio of contracts may contain contracts issued more than one year apart.
The Group classifies a portfolio of insurance contracts as onerous or non-onerous based on the expected profitability at the policy or contract level at the time of recognition.
Recognition of insurance and reinsurance contracts
IFRS 17 includes three measurement models, reflecting a different degree of policyholder involvement in the investment performance or overall performance of the insurance entity: the General Measurement Model (GMM, also known as the Building Block Approach (BBA)), the Variable Fee Approach (VFA) and the Premium Allocation Approach (PAA).
Measurement of Insurance and Reinsurance Contracts
Liability for remaining coverage under the GMM/VFA
The liability for remaining coverage (LRC) under the GMM consists of the fulfillment cash flows related to future services and the contractual service margin (CSM). The fulfillment cash flows represent the risk adjusted present value of Group’s rights and obligations to the policyholders, comprising the building blocks of estimates of expected future cash flows, discounting, and an explicit risk adjustment for nonfinancial risk. The CSM represents the unearned profit from in-force contracts that an entity will recognize as it provides services over the coverage period. Each building block is measured separately, both on initial recognition and for subsequent measurement.
Estimated of expected cash flows: comprise the estimation of future cash flows discounted to reflect the time value of money, the financial risk associated, and a risk adjustment for non-financial risk that would represent the compensation required for the uncertainty associated with the amount and timing of the expected cash flows.
The CSM represents the unearned profit and results in no income or expense at initial recognition when the group of contracts is profitable. The CSM is adjusted at each subsequent reporting period for changes in fulfillment cash flows relating to future service (e.g. changes in noneconomic assumptions, including mortality and morbidity rates). For initial recognition of onerous groups of contracts and when groups of contracts become onerous subsequently, losses are recognized in insurance service expense immediately.
For groups of contracts measured using the VFA, changes in the Group’s share of the underlying items, and economic experience and economic assumption changes adjust the CSM, whereas these changes do not adjust the CSM under the GMM, but are recognized in profit or loss as they arise.
The CSM is systematically recognized in insurance revenue to reflect the insurance contract services provided.
Risk adjustment for non financial risk
The risk adjustment for non-financial risk is the compensation the Group requires for bearing the uncertainty about the amount and timing of cash flows arising from insurance risk and other non-financial risks such as lapse risk and expense risk. It measures the degree of variability of expected future cash flows and the Group's specific price for assuming that risk and reflects the Group's degree of risk aversion. The resulting risk adjustment corresponds to a confidence level of 75% .
Discount rate
IFRS 17 requires a measurement of the present value of future cash flows, for which it is necessary to define discount rates that reflect the time value of money. Without precise guidelines, the standard refers to bottom-up and top-down approaches, respectively.
The bottom-up approach is based on a risk-free curve to which an illiquidity premium is added; the top-down approach is based on a measure of return on a linked portfolio of assets, from which the associated credit risk is subtracted.
The Group has defined a methodology for the determination of discount rates, taking into account the general indications of the standard.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the long term insurance business acquired in 2024 the Group has used the following yield curves to discount the estimate of future cash flows:

Currency	Ps.	US$	Ps, CER
Maturity (years)	12.31.24	12.31.24	12.31.24
1	32.55%	4.50%	7.53%
2	31.16%	4.41%	8.26%
3	29.07%	4.38%	8.10%
4	26.64%	4.36%	7.53%
5	24.78%	4.34%	7.41%
6	22.93%	4.37%	7.28%
7	21.26%	4.37%	7.15%
8	20.10%	4.40%	7.12%
9	19.22%	4.38%	7.12%
10	18.43%	4.39%	7.03%
15	14.74%	4.45%	5.52%
20	12.60%	4.42%	4.46%
25	11.32%	4.30%	3.82%
30	10.47%	4.15%	3.39%
35	9.87%	4.05%	3.08%
40	9.42%	3.98%	2.85%
45	9.07%	3.93%	2.68%
50	8.80%	3.89%	2.53%
For P&C business business the Group has used the following yield curves to discount the estimate of future cash flows:

Currency	Ps.	Ps.
Maturity (years)	12.31.24	12.31.23
1	24.9%	181.4%
2	21.9%	101.7%
3	19.9%	74.7%
4	18.2%	60.3%
5	16.5%	52.3%
10	10.8%	37.4%
Mortality Tables – Life business
The Group derives mortality rates assumptions from the tables that are detailed in this note. An investigation into the Group’s experience is performed, and statistical methods are used to adjust the mortality tables to produce the probability-weighted expected mortality rates in the future over the duration of the insurance contracts.
The mortality assumptions were based on mortality tables CSO2001 and AR2010 for the insurance business acquired in 2024.
For the remaining life business the mortality assumptions were based on mortality tables GAM83.
Simplified Model
The Simplified Model has been applied for contracts of a coverage period of one year or less, or in those contracts with a duration of more than one year, a material valuation other than the General Model is not expected to occur.
Under the simplified approach, the Group assumes that such contracts are not onerous at initial recognition, unless facts and circumstances indicate otherwise. If facts and circumstances indicate that some contracts are onerous, an additional

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
assessment is made to distinguish onerous from non-onerous contracts. For non-onerous contracts, the Group assesses the likelihood of changes in the applicable facts and circumstances in subsequent periods to determine whether the contracts have a significant possibility of becoming onerous.
Under this model, the remaining hedge liability consists of the premiums received (collected), less the insurance acquisition cash flows paid, plus or minus the allocation to income of the premiums or expected acquisition cash flows, respectively. The allocation to income is made on a straight-line basis over the period of coverage of the contract, in the event that the accrual of income is also straight-line. The Group has chosen to defer acquisition costs, although there is an option to recognize such costs as they are incurred.
The Group does not adjust the remaining hedge liability for insurance contracts issued for the effect of the time value of money because the insurance premiums expire within the coverage period of the contracts, which is one year or less.
Groups of contracts measured under the simplified model have an incurred claims liability calculated in a manner similar to that of the General Model. For contracts measured under the simplified method, the incurred claims liability is measured similarly to the measurement under the general model. Future cash flows are adjusted for the time value of money, as certain insurance contracts issued by the Group and measured under the PAA typically have a settlement period longer than one year. In addition, the risk adjustment for non-financial risk is applied to the present value of estimated future cash flows and reflects the compensation the Group requires for bearing the uncertainty about the amount and timing of non-financial risk cash flows as the Group fulfills insurance contracts. The risk adjustment for LIC corresponds to a confidence level in the range of 65% to 67%.
Reinsurance
In general, the Group values reinsurance contracts under the Simplified Model, valuing the asset for remaining coverage of contracts with a coverage period equal to or less than one year, or in those contracts with a duration of more than one year, but which are not expected to result in a valuation significantly different from that of the General Model. This method also includes the asset for claims incurred.
Insurance service results
Insurance revenue reflects the consideration to which the Group expects to be entitled in exchange for the provision of coverage and other insurance contract services. Insurance service expenses comprise claims incurred and other insurance service expenses incurred, and losses on onerous groups of contracts and reversals of such losses.
The Group applies the accounting policy set out in IFRS 17.86 and presents the financial performance of groups of reinsurance contracts held on a net basis in net income (expense) from reinsurance contracts held.
As a general rule, for the presentation of financial income or expense from insurance contracts arising as a result of the effect of the time value of money and the effect of financial risk disclosed in "Other Operating Expenses", the Group does not disaggregate changes in the risk adjustment for non-financial risk between insurance service result and insurance financial income or expense.
The Group includes all insurance financial income or expense for the period in profit or loss.
1.24.    SHAREHOLDERS’ EQUITY
Shareholders’ equity accounts are restated in accordance with Note 1.1.b., except for the item “Capital Stock”, which is carried at face value. The restatement adjustment is included in “Equity Adjustments”.
Ordinary shares are classified in Shareholders’ Equity and remain recorded at their nominal value. When any company forming part of the Group buys Company shares (treasury shares in portfolio), the payment made, including any costs directly attributable to the transaction (net of taxes) is deducted from the Shareholders’ Equity until the shares are canceled or sold.
1.25.    PROFIT RESERVES
According to Art. 70 of the General Companies Act, the Company and its subsidiaries, except Banco Galicia, Banco GGAL S.A. and Naranja Digital Compañía Financiera S.A.U., must transfer to Legal Reserve 5% of the profit for the year, until said reserve reaches 20% of the capital stock plus the balance of the Equity Adjustment account.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Regarding Banco Galicia, Banco GGALS.A. and Naranja Digital Compañía Financiera S.A.U., in accordance with the regulations established by the Argentine Central Bank, it is required to allocate to Legal Reserve 20% of the profits for the year, net of the eventual adjustments of previous fiscal years, if applicable. However, for the allocation of Other Reserves, the Financial Institutions must comply with the Argentine Central Bank provisions of the Amended Text on income distribution detailed in Note 52.
1.26.    DIVIDENDS DISTRIBUTION
The dividends distribution to the Group’s shareholders is recognized as a liability in the consolidated financial statements in the year in which the dividends are approved by the Group’s shareholders.
1.27.    REVENUE RECOGNITION
Financial income and expenses are recorded for all debt instruments according to the effective interest rate method, by which all gains and losses that are an integral part of the effective interest rate of the transaction are deferred.
The income included in the effective interest rate includes disbursements or income related to the creation or acquisition of a financial asset or liability, such as, for example, the preparation and processing of the documents necessary to conclude the transaction and the compensation received by the granting of credit agreements. The Group records all its non-derivative financial liabilities at amortized cost, except those included in the item “Liabilities at Fair Value through Profit or Loss” which are measured at fair value.
Fees received by the Group for the origination of syndicated loans are not part of the effective interest rate of the product and are recognized in the consolidated statement of income at the time the service is provided, to the extent the Group does not retain part of it, or this is maintained in the same conditions as the rest of the participants. Commissions and fees earned by the Group on negotiations in third parties’ transactions are not part of the effective interest rate either, and are recognized at the time the transactions are executed.
IFRS 15 establishes the principles that an entity shall apply to recognize revenue and cash flows from contracts with customers.
The amount that should be recognized will be the amount that reflects the consideration to which the entity expects to be entitled in exchange for the services delivered to customers.
The Group’s income from services is recognized in the statement of income to the extent the performance obligations are complied with, thus deferring those revenues related to customer loyalty programs; a contract liability is recognized based on the fair value of each point and on the basis of the likelihood of redemption, based on past experience. Revenue is recognized when the points are redeemed or when they expire.
Retail product and service fees related to savings and checking account operations are charged monthly, safe deposit box fees are charged quarterly, credit card renewal fees are charged annually, and bond and stock transactions are charged on each transaction.
Additionally, wholesale product fees related to account maintenance and inter-house deposits and withdrawals are charged monthly, and foreign trade transactions are charged on each transaction. These fees are recognized in the income statement in the years in which the services are provided, regardless of when they are received.
Below is a summary of the main commissions earned by the Bank:

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Commissions	Earning Frequency
Retail Products and Services
Savings Accounts	Monthly
Checking Accounts	Monthly
Credit-card Renewal	Annual
Safe Deposit Boxes	Quarterly
Bonds and Shares Transactions	On each transaction
Wholesale Products
Account Maintenance	Monthly
Inter-house deposist and withhdrawals	Monthly
Foreign Trade Transactions	On each transaction
1.28.    INCOME TAX
The Income tax expense for the year comprises the current and the deferred taxes. Income tax is recognized in the statement of income, except when there are items that must be directly recognized in other comprehensive income. In this case, income tax liability related to such items is also recognized in this Statement.
The current income tax expense is calculated based on the tax laws enacted, or substantially enacted as of the date of the consolidated financial statements in the countries where the Group operates and generates taxable income. The Group periodically assesses the position assumed in tax returns as regards the situations in which tax laws are subject to interpretation. Likewise, when applicable, the Group sets up provisions on the amounts that it expects to be paid to tax authorities.
Deferred income tax is determined by the liability method on the temporary differences arising from the carrying amount of assets and liabilities and their tax base. However, the deferred tax that arises from the initial recognition of an asset or a liability in a transaction not corresponding to a business combination, which at the time of the transaction does not affect neither the profit nor the accounting or taxable loss, is not recorded. Deferred tax is determined using tax rates (and legislation) that have been enacted as of the date of the financial statements and are expected to be applicable when the deferred tax assets are realized, or the deferred tax liabilities are settled.
Deferred tax assets are recognized only to the extent future tax benefits are likely to arise against which the temporary differences might be offset.
The Group recognizes a deferred tax liability for taxable temporary differences related to investments in subsidiaries and affiliates, unless the following two conditions are met:
(i)    the Group controls the timing on which temporary differences will be reversed, and.
(ii)    such temporary differences are not likely to be reversed in the foreseeable future.
The balances of deferred income tax assets and liabilities are offset when a legal right exists to offset current tax assets against current tax liabilities and to the extent such balances are related to the same tax authority of the Group or its subsidiaries, where tax balances are intended to be, and may be, settled on a net basis.
1.29.    EARNINGS PER SHARE
Basic earnings per share is calculated by dividing the income attributable to parent company’s owners by the weighted average number of ordinary shares outstanding during the financial year.
Diluted earnings per share is calculated by adjusting the figures used in the determination of basic earnings per share assuming the conversion of all dilutive potential ordinary shares.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. CRITICAL ACCOUNTING ESTIMATES
The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the accounting standards to define the Group’s accounting policies.
Additionally, conditions related to non-financial assets are monitored to determine if they require a review of the remaining depreciation period, or if they indicate an impairment in value that can not be recovered.
The Group has identified the following areas involving a greater degree of judgment or complexity, or areas where the assumptions and estimates are significant to the consolidated financial statements, and which are essential to understand the underlying accounting/financial reporting risks.
a.    FAIR VALUE OF LEVEL 3 FINANCIAL INSTRUMENTS
The fair value of financial instruments classified as level 3 are not listed in active markets and is therefore determined by using valuation techniques. The valuation of level 3 financial instruments involves one or more inputs which are unobservable and significant to their fair value measurement. The Group uses valuation models and unobservable inputs, including projected cash flows, discount rates and volatilities and correlations relating to interest rates and spreads, to estimate the fair value of level 3 financial instruments. These valuation techniques require management to make significant estimates and judgments.
b.    VALUATION OF THE EXPECTED CREDIT LOSS ALLOWANCE
The Group records the allowance for loan losses under the expected credit losses (ECL) method included in IFRS 9. The most significant judgments of the model relate to making assumptions about macroeconomic scenarios to determine the forward looking factor. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.
c.    IMPAIRMENT OF NON-FINANCIAL ASSETS AND PROPERTY, PLANT AND EQUIPMENT
Intangible assets with finite useful lives and property, plant and equipment are amortized or depreciated on a straight-line basis during their estimated useful life. The Group monitors the conditions related to these assets to determine whether the events and circumstances require a review of the remaining amortization or depreciation term, and whether there are factors or circumstances indicating impairment in the value of the assets that cannot be recovered.
The Group has applied judgment to identify impairment indicators for property, plant and equipment and intangible assets. Grupo Galicia has determined impairment indicators for its real estate assets this year due to a decrease in their market value and has recorded an impairments loss of Ps.20,740,314 for certain properties not assigned to its main operations, included in the “Other non-financial assets” and “Property, plant and equipment” lines of the consolidated statement of financial position. At the end of this year, the carrying amounts did not exceed their recoverable value, determined as the higher of their fair value less costs to sell and their value in use.
d.    INCOME TAX AND DEFERRED TAX
Significant judgment is required when determining current and deferred tax assets and liabilities. The current income tax is accounted according to the amounts expected to be paid; while deferred income tax is accounted on the basis of temporary differences between carrying amount of assets and liabilities and their tax base, at the rates expected to be in force at the time of their reversal.
A deferred tax asset is recognized when future taxable income is expected to exist to offset such temporary differences, based on Management’s assumptions about the amounts and timing of such future taxable income. Actual results may differ from these estimates, for instance, changes in the applicable tax laws or the outcome of the final review of the tax returns by the tax authorities and tax courts.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Future taxable income and the number of tax benefits likely to be available in the future are based on a medium-term business plan prepared by management, on the basis of expectations which are deemed reasonable.
e.    PURCHASE PRICE ALLOCATION IN THE BUSINESS COMBINATION PROCESS OF GGAL HOLDINGS S.A.
IFRS 3 "Business Combinations" establishes the purchase method as the methodology for accounting for business acquisitions. Under this method, the Company's assets acquired and liabilities assumed are measured at fair value. In estimating the fair value of an asset or liability, the Company uses market-observable data to the extent available. When Level 1 data are unavailable, the Company estimates the fair value of an asset or liability by converting future amounts (e.g., cash flows or income and expenses) to a single present value (i.e., discounted). Detailed information regarding the valuation techniques and assumptions used to determine the fair value of various assets and liabilities is disclosed in Note 15.3. Management's cash flow projections for the acquired intangible assets involve significant judgments and estimates such as discount rates, revenue growth rates and attrition rates for the various identified intangibles.

NOTE 3. FINANCIAL INSTRUMENTS
Schedule P “Categories of Financial Assets and Liabilities”, discloses the measurement categories and fair value hierarchies for financial instruments.
As of the indicated dates, the Group maintains the following portfolios of financial instruments:

Portfolio of Instruments as of 12.31.24	Fair Value through Profit or Loss	Amortized Cost	Fair Value through OCI
Assets
Cash and Due from Banks	—	7,322,813,233	—
Argentine Central Bank’s Notes (*)	2,816,801	—	—
Government Securities (*)	1,495,259,889	—	—
Corporate Securities (*)	139,850,292	—	—
Derivative Financial Instruments	4,517,903	—	—
Other Financial Assets	362,003,761	1,523,168,636	—
Loans and Other Financing	26,974,180	15,594,049,791	—
Other Debt Securities	—	2,367,129,719	2,497,532,441
Financial Assets Pledged as Collateral	18,252,814	1,452,094,178	141,270,393
Investments in Equity Instruments	45,693,300	—	—
Liabilities
Deposits	—	20,231,127,931	—
Liabilities at fair value through profit or loss	9,777,215	—	—
Derivative Financial Instruments	8,329,699	—	—
Repurchase Transactions	—	423,095,210	—
Other Financial Liabilities	—	3,868,112,993	—
Financing Received from the Argentine Central Bank and Other Financial Institutions	—	479,636,814	—
Debt Securities	—	1,096,011,970	—
Subordinated Debt Securities	—	288,917,745	—
(*)    Recorded in Debt Securities at fair value through profit or loss.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Portfolio of Instruments as of 12.31.23	Fair Value through Profit or Loss	Amortized Cost	Fair Value through OCI
Assets
Cash and Due from Banks	—	4,718,751,562	—
Argentine Central Bank’s Bills (*)	—	747,855,732	—
Government Securities (**)	1,354,304,553	—	—
Corporate Securities (**)	61,390,467	—	—
Derivative Financial Instruments	83,434,721	—	—
Repurchase Transactions	—	2,766,551,954	—
Other Financial Assets	116,559,022	304,520,556	—
Loans and Other Financing	—	7,283,530,406	—
Other Debt Securities	—	3,756,036,515	50,425,275
Financial Assets Pledged as Collateral	85,241,078	935,063,901	—
Investments in Equity Instruments	22,785,410	—	—
Liabilities
Deposits	—	13,494,564,030	—
Liabilities at fair value through profit or loss	116,994,621	—	—
Derivative Financial Instruments	28,935,340	—	—
Repurchase Transactions	—	55,196,186	—
Other Financial Liabilities	—	3,010,456,587	—
Financing Received from the Argentine Central Bank and Other Financial Institutions	—	326,569,454	—
Debt Securities	—	219,201,761	—
Subordinated Debt Securities	—	486,118,312	—
(*)    Recorded in Other Debt Securities.
(**)    Recorded in Debt Securities at fair value through profit or loss.

NOTE 4. FAIR VALUES
The Group classifies the fair values of the financial instruments in 3 levels, according to the quality of the data used for their determination
Fair Value Level 1: The fair value of financial instruments traded in active markets (as publicly traded derivative instruments, debt securities or instruments available for sale) is based on the quoted market prices as of the date of the reporting period. If the quoted price is available within the 5 business days of the valuation date, and there is an active market for the instrument, this will be included in Level 1.
Fair Value Level 2: The fair value of financial instruments not traded in active markets, for example, over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable inputs. If all the significant inputs required to obtain the fair value of a financial instrument are observable, the instrument is included in Level 2. If all or some of the inputs required to determine the price are not observable, the instrument will be included in Level 3.
Fair Value Level 3: If one or more relevant inputs are not based on observable market data, the instrument is included in Level 3.
Valuation Techniques
The valuation techniques to determine fair values include:
•Market prices for similar instruments.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
•Determining the estimated present value of instruments.
The valuation technique to determine the fair value Level 2 is based on data other than the quoted price included in Level 1, which are directly observable for assets or liabilities, both directly (i.e., prices) and indirectly (i.e., deriving from prices).
Financial instruments classified as level 3 mainly include equity instruments for which the fair value was calculated with the assistance of independent appraisers using methods of future discounted cash flows involving a combined income and market approach.
The valuation technique to determine the fair value of other Level 3 financial instruments is based on a method that compares the existing spread between the curve of sovereign bonds and the average yield of primary offerings, for different segments, according to the different risk ratings. If there are no representative primary offerings during the month, the following alternatives will be used:
(i)Secondary market prices of instruments under the same conditions, which had quoted in the evaluation month.
(ii)prior month bidding and/or secondary market prices, which will be taken based on their representativeness.
(iii)prior month spread applied to the sovereign curve.
(iv)A specific margin is applied, defined according to historical yields of instruments under the same conditions.
As stated above, the rates and spreads to be used to discount future cash flows and originate the price of the instrument are determined.
All the modifications to the valuation methods are previously discussed and approved by the Group’s key personnel.
The Group’s financial instruments measured at fair value at the end of the reporting period are detailed below:

Portfolio of Instruments as of 12.31.24	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Argentine Central Bank’s Bills and Notes	2,816,801	—	—
Government Securities	1,450,991,646	12,416,632	31,851,611
Corporate Securities	62,051,013	73,030,873	4,768,406
Derivative Financial Instruments	—	4,517,903	—
Other Debt Securities	1,512,345,135	982,634,164	2,553,142
Other Financial Assets	341,279,478	47,144	20,677,139
Loans and Other Financing	—	26,974,180	—
Financial Assets Pledged as Collateral	34,531,438	124,991,769	—
Investments in Equity Instruments	10,446,504	—	35,246,796
Total Assets	3,414,462,015	1,224,612,665	95,097,094
Liabilities
Liabilities at fair value through profit or loss (*)	9,777,215	—	—
Derivative Financial Instruments	—	8,329,699	—
Total Liabilities	9,777,215	8,329,699	—
Total	3,404,684,800	1,216,282,966	95,097,094
(*)They include the operations of obligations for operations with Government Securities of third parties.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Portfolio of Instruments as of 12.31.23	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Government Securities	1,352,100,214	2,204,339	—
Corporate Securities	59,676,329	1,127,388	586,750
Derivative Financial Instruments	48,836	83,385,885	—
Other Debt Securities	25,159,309	25,265,966	—
Other Financial Assets	116,508,094	50,928	—
Financial Assets Pledged as Collateral	85,241,078	—	—
Investments in Equity Instruments	6,406,453	—	16,378,957
Total Assets	1,645,140,313	112,034,506	16,965,707
Liabilities
Liabilities at fair value through profit or loss (*)	116,994,621	—	—
Derivative Financial Instruments	—	28,935,340	—
Total Liabilities	116,994,621	28,935,340	—
Total	1,528,145,692	83,099,166	16,965,707
(*)Include the operations of obligations for operations with Government Securities of third parties.
The evolution of instruments included in Level 3 Fair Value is detailed below:

Level 3	12.31.23	Transfers(*)	Recognition	Derecognition	Income (Loss)	Inflation Effect	12.31.24
Government Securities	—	27,559,656	7,656,760	(1,816,970)	3,803,350	(5,351,185)	31,851,611
Corporate Securities	586,750	3,684,969	5,211,105	(3,316,469)	(267,420)	(1,130,529)	4,768,406
Other Debt Securities	—	—	2,452,871	—	100,271	—	2,553,142
Other Financial Assets	—	—	22,646,415	(2,589,263)	619,987	—	20,677,139
Investments in Equity Instruments	16,378,957	—	18,567,711	(4,435,586)	16,456,888	(11,721,174)	35,246,796
Total	16,965,707	31,244,625	56,534,862	(12,158,288)	20,713,076	(18,202,888)	95,097,094
(*)Include the movements of levels of financial instruments classified as fair value Level 3, as described below.
The Group's policy is to recognize transfers at the end of each month between fair value levels for the transfer to Level 3 of instruments that do not have observable market prices and for the movement to Level 1 of instruments that have observable market prices at the end of each month. Transfers are also recognized for those cases in which an instrument, in order to obtain a representative price by accruing an IRR, was categorized as Level 2.
The transfers occurred due to the transfer to Level 3 of the instruments that do not have observable market prices at the end of the period for a total of Ps.33,576,752, due to the transfer to Level 1 of the instruments that were in Level 3 for a total of Ps.(1,813,977) and due to the transfer to Level 2 of the instruments that were in Level 3 for a total of Ps.(518,150).

Level 3	12.31.22	Transfers(*)	Recognition	Derecognition	Income (Loss)	Inflation Effect	12.31.23
Government Securities	—	6,501,418	2,510,965	(11,786,949)	3,784,567	(1,010,001)	—
Corporate Securities	4,599,441	4,389,011	23,484,716	(22,555,780)	3,190,443	(12,521,081)	586,750
Investments in Equity Instruments	15,684,822	—	1,900,698	(6,163,059)	24,210,203	(19,253,707)	16,378,957
Total	20,284,263	10,890,429	27,896,379	(40,505,788)	31,185,213	(32,784,789)	16,965,707
(*)Include the movements of levels of financial instruments classified as fair value Level 3, as described below.
The transfers occurred due to the movement to Level 3 of instruments that do not have observable valuation prices at the end of the period, totaling Ps.6,964,172; the movement to Level 1 of instruments that were previously in Level 3 but had

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
observable market quotations at the end of the period, totaling Ps.(882,215), and the movement to Level 2 of instruments that were in Level 3, and for which, to obtain a representative price, the last market yield to maturity (YTM) was accrued, totaling Ps.4,808,472.
The Group included below the fair value of the instruments not carried at fair value as of the year-end.

Items of Assets/Liabilities as of 12.31.24	Book Value	Fair Value	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Cash and Due from Banks	7,322,813,233	7,322,813,233	7,322,813,233	—	—
Loans and Other Financing	15,594,049,791	15,676,206,090	—	—	15,676,206,090
Other Financial Assets	1,523,168,636	1,542,936,332	1,489,565,745	—	53,370,587
Other Debt Securities	2,367,129,719	2,187,070,553	742,471,831	—	1,444,598,722
Financial Assets Pledged as Collateral	1,452,094,178	1,401,203,968	1,401,203,968	—	—
Liabilities
Deposits	20,231,127,931	20,232,584,596	—	3,378,348,713	16,854,235,883
Repurchase Transactions	423,095,210	423,095,210	423,095,210	—	—
Financing Received from the Argentine Central Bank and Other Financial Institutions	479,636,814	478,540,293	—	12,139	478,528,154
Debt Securities	1,096,011,970	1,092,249,540	1,090,236,004	—	2,013,536
Subordinated Debt Securities	288,917,745	286,129,831	—	—	286,129,831
Other Financial Liabilities	3,868,112,993	3,847,044,492	—	318,124,338	3,528,920,154

Items of Assets/Liabilities as of 12.31.23	Book Value	Fair Value	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Cash and Due from Banks	4,718,751,562	4,718,751,562	4,718,751,562	—	—
Repurchase Transactions	2,766,551,954	2,766,551,954	2,766,551,954	—	—
Loans and Other Financing	7,283,530,406	7,293,368,970	—	—	7,293,368,970
Other Financial Assets	304,520,556	322,871,166	240,360,719	—	82,510,447
Other Debt Securities	4,503,892,247	4,504,905,282	3,807,401,576	62,754,861	634,748,845
Financial Assets Pledged as Collateral	935,063,901	935,200,065	935,200,065	—	—
Liabilities
Deposits	13,494,564,030	13,496,170,607	—	—	13,496,170,607
Repurchase Transactions	55,196,186	55,196,186	—	—	55,196,186
Financing Received from the Argentine Central Bank and Other Financial Institutions	326,569,454	325,659,435	—	—	325,659,435
Debt Securities	219,201,761	215,538,838	179,008,238	—	36,530,600
Subordinated Debt Securities	486,118,312	475,413,769	—	—	475,413,769
Other Financial Liabilities	3,010,456,587	3,009,333,602	—	—	3,009,333,602

NOTE 5. CASH AND CASH EQUIVALENTS
Cash equivalents are held to meet short-term payment commitments, rather than for investment or similar purposes. A financial asset is classified as cash equivalent if it can be readily convertible into a certain amount of cash and its risk of

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
changes in value is immaterial. Accordingly, an investment with original maturity of three months or less is classified as cash equivalent. Equity interests are excluded from cash equivalents.
Cash and cash equivalents break down as follows:

	12.31.24	12.31.23	12.31.22
Cash and Due from Banks	7,322,813,233	4,718,751,562	3,295,010,790
Argentine Central Bank’s Bills and Notes Maturing up to 90 days(1)	—	62,754,861	5,302,139,093
Receivables from Repurchase transactions(2)	—	2,743,998,555	847,286,289
Loans to Financial Institutions(3)	44,839,044	14,185,443	38,790,411
Overnight Placements in Foreign Banks(3)	335,778,093	41,562,209	185,468,103
Mutual Funds(4) (5)	123,743,328	115,342,332	77,740,483
Time Deposits Maturing up to 90 days(1)	—	28,181,202	21,566,954
Transactions for Cash Sales of Government Securities to be settled with the B.C.R.A. (4)	213,906,079	—	—
Total Cash and Cash Equivalents	8,041,079,777	7,724,776,164	9,768,002,123
(1)Included within Debt Securities at Fair Value through Profit or Loss.
(2)Included within Repurchase Transactions.
(3)Included within Loans and Other Financing.
(4)Included within Other Financial Assets.
(5)Mutual funds are comprised of assets with a liquidity of less than 3 months.
The reconciliation of financing activities as of December 31, 2024, 2023 and 2022 is presented below:

Item	Balances at 12.31.23	Cash flow payments	Cash flow receipts	Other movements	Balances at 12.31.24
Lease Liabilities	69,652,452	(14,129,458)	—	2,795,572	58,318,566
Debt Securities	219,201,761	(231,259,150)	1,166,483,965	(58,414,606)	1,096,011,970
Subordinated Debt Securities	486,118,312	—	—	(197,200,567)	288,917,745
Financing Received from the Argentine Central Bank and Other Financial Institutions	326,569,454	(913,005,493)	1,109,572,189	(43,499,336)	479,636,814
Total	1,101,541,979	(1,158,394,101)	2,276,056,154	(296,318,937)	1,922,885,095

Item	Balances at 12.31.22	Cash flow payments	Cash flow receipts	Other movements	Balances at 12.31.23
Lease Liabilities	56,510,290	(15,067,042)	—	28,209,204	69,652,452
Debt Securities	495,515,721	(371,630,875)	177,367,103	(82,050,188)	219,201,761
Subordinated Debt Securities	334,290,954	—	—	151,827,358	486,118,312
Financing Received from the Argentine Central Bank and Other Financial Institutions	275,871,065	(793,740,593)	883,705,204	(39,266,222)	326,569,454
Total	1,162,188,030	(1,180,438,510)	1,061,072,307	58,720,152	1,101,541,979

Item	Balances at 12.31.21	Cash flow payments	Cash flow receipts	Other movements	Balances at 12.31.22
Lease Liabilities	62,838,742	(19,696,600)	—	13,368,148	56,510,290
Debt Securities	401,157,295	(295,527,482)	496,423,885	(106,537,977)	495,515,721
Subordinated Debt Securities	376,830,670	—	—	(42,539,716)	334,290,954
Financing Received from the Argentine Central Bank and Other Financial Institutions	340,172,557	(378,623,681)	552,470,230	(238,148,041)	275,871,065
Total	1,180,999,264	(693,847,763)	1,048,894,115	(373,857,586)	1,162,188,030

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The composition of the item "Other Operations" within the section of adjustments to obtain activities cash flows is detailed below:

Items	12.31.24	12.31.23	12.31.22
Monetary position	3,622,473,776	4,102,962,715	3,052,621,310
Exchange rate	(1,168,705,064)	(996,431,889)	(1,175,557,371)
Others non-cash items	(960,601,364)	7,433,521	(404,252,833)
Total	1,493,167,348	3,113,964,347	1,472,811,106
Non-cash transactions:
On December 6, 2024 Grupo Financiero Galicia S.A. and Banco Galicia acquired, directly and indirectly, 99.99383% of the capital stock and votes of HSBC Bank Argentina S.A. and 100% of HSBC Argentina Holdings S.A., HSBC Participaciones (Argentina) S.A., HSBC Global Asset Management S.A., HSBC Seguros de Vida (Argentina) S.A. and HSBC Seguros de Retiro (Argentina) S.A. for a total amount of Ps.1,262,930,673, Ps. 395,221,502 of which were cash consideration and Ps.867,709,171 were non-cash consideration comprised as follow: (Note 15).
•Issuance of shares of Ps.739,572,218,
•Issuance of a Negotiable Obligation without public offering in favor of HSBC Latin America B.V. in the amount of Ps.89,500,082 (US81,158, at the exchange rate in effect on the cancellation date),
•Liability in favor of HSBC Latin American B.V. in the amount of Ps.15,790,890 (US$14,319, at the exchange rate in effect on the cancellation date) and,
•Effects of inflation: Ps.22,845,981.
The risk analysis for cash and cash equivalents is presented in Note 45. Related parties information is disclosed in Note 51.

NOTE 6. DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
The Group’s debt securities at fair value through profit or loss are detailed in Schedule A.
The credit quality of debt securities is disclosed in Note 45.

NOTE 7. DERIVATIVE FINANCIAL INSTRUMENTS
FORWARD EXCHANGE CONTRACT WITH NO DELIVERY OF THE UNDERLYING ASSET
The Electronic Open Market (Mercado Abierto Electrónico, MAE) and the Rosario Forward Market (ROFEX) have trading areas for the closing, recording and settlement of forward financial transactions between their Agents, including Banco Galicia and Banco GGALS.A. In general, the settlement of these transactions is made without delivering the underlying asset. The settlement is carried out daily in Argentine pesos for the difference, if any, between the closing price traded of the underlying asset and the closing price or value of the underlying asset of the previous day, the price difference impacting on Income.
The transactions are recorded in Off-balance Sheet Items The accrued balances pending settlement are disclosed in the “Derivative Financial Instruments” line, in Assets and/or Liabilities, as appropriate.
PURCHASE - SALE TAKEN WITH DELIVERY OF THE UNDERLYING ASSET
Between July 2022 and 2024, the Argentine Central Bank conducted auctions for put option bids on securities issued by the National Treasury. Put option contracts were non-transferable and such options may be exercised at any time, from 5 business days after the security settlement until the date established in the option term. The call premiums of the options were set by the Argentine Central Bank prior to the bids, and auctions end by price acceptance.
The exercise price arised from the nominal rates traded for the underlying asset the day before the exercise date, considering the highest rate between the average rate traded on the day and the closing value for the market with the

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
highest volume traded between Argentine Stock Exchanges and Markets (Bolsas y Mercados Argentinos, BYMA) and MAE, plus an additional charge set by the Argentine Central Bank.
In July 2024, the Argentine Central Bank offered Financial Entities the possibility to terminate the liquidity options on public securities. These options were terminated by the Entity for the full nominal value at an amount equivalent to the premium in pesos agreed upon at the time, proportional to the number of remaining days until the expiration of each contract, and increased in accordance with the variation of the CER index from the date it was paid until the settlement date of the termination.
The transactions are recorded in Off-Balance Sheet Items, at exercise price. The balances for the transaction premiums are exposed in Assets, in the “Derivative Financial Instruments” line.
The amounts of transactions as of December 31, 2024, and 2023 are as follows:

	Underlying Asset	Type of Settlement	12.31.24(*)	12.31.23(*)
Currency Forward Transactions
Purchases	Foreign currency	Daily difference	1,004,310,654	1,542,504,198
Sales	Foreign currency	Daily difference	650,376,520	1,396,644,542
Customers´ Purchases	Foreign currency	Daily difference	183,288,214	198,840,423
Customers´ Sales	Foreign currency	Daily difference	473,287,062	129,180,879
Repurchase Transactions
Forward Purchases	Government Securities	With delivery of the underlying asset	211,952,156	55,717,869
Forward Sales	Government Securities	With delivery of the underlying asset	268,097,781	2,850,743,511
Options
Put options taken	Government Securities	With delivery of the underlying asset	—	5,825,654,489
(*)Notional values.
For further details, refer to Schedule O.

NOTE 8. REPURCHASE TRANSACTIONS
As of the indicated dates, the Group maintains the following repurchase transactions:

	12.31.24	12.31.23
Debtors for Reverse Repurchase Transactions of Government Securities	—	2,743,998,556
Interest Accrued Receivable for Reverse Repurchase Transactions	—	22,553,398
Total Repurchase Transactions—Assets	—	2,766,551,954

	12.31.24	12.31.23
Creditors for Repurchase Transactions of Government Securities	422,274,660	54,824,818
Interest Accrued Payable for Repurchase Transactions	820,550	371,368
Total Repurchase Transactions—Liabilities	423,095,210	55,196,186
The notional values of the assets transferred in repurchase transactions are presented in Note 7 and Schedule O.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	12.31.24	12.31.23
Reverse Repurchase Transactions recorded in Off-Balance Sheet Items	—	2,759,588,468
Forward purchases for Repurchase transactions recorded in Financial Assets Pledged as Collateral	—	44,663,343

NOTE 9. OTHER FINANCIAL ASSETS
As of the indicated dates, the balances of “Other Financial Assets” were as follows:

	12.31.24	12.31.23
Receivables from Spot Sales of Foreign Currency Pending Settlement	47,075,011	27,499,298
Receivables from Spot Sales of Government Securities Pending Settlement	1,279,672,017	75,361,000
Sundry Debtors	164,259,476	163,003,005
Mutual Funds	340,756,853	116,427,994
Premiums from financial guarantee contracts	9,782,991	13,134,982
Interest accrued receivable	23,288,463	26,856,603
Fiduciary Participation Certificates	21,246,908	131,029
Balances from claims pending recovery	61,985	9,277
Others	617,735	—
Minus: Allowances	(1,589,042)	(1,343,610)
Total	1,885,172,397	421,079,578
The credit rating quality analysis of Other Financial Assets as of December 31, 2024, was as follows:

	Debtors for Sale of Foreign Currency	Debtors for Cash sale of Government Securities to be Settled	Sundry Debtors	Mutual Funds	Premiums from financial guarantee contracts	Interest accrued receivable	Fiduciary participation certificates	Balances from claims pending recovery
Not yet due	47,075,011	1,279,672,017	164,214,087	340,756,853	9,782,991	23,288,463	21,246,908	679,720
Impaired/Uncollectible	—	—	45,389	—	—	—	—	—
Allowances	—	—	(1,589,042)	—	—	—	—	—
Total	47,075,011	1,279,672,017	162,670,434	340,756,853	9,782,991	23,288,463	21,246,908	679,720
The main factors considered by the Group to determine the impaired assets are their due date status and the possibility to realize the related collateral, if appropriate.
Related-party information is disclosed in Note 51.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10. LOANS AND OTHER FINANCING
The composition of the Loans and Other Financing portfolio as of the indicated dates is detailed below:

	12.31.24	12.31.23
Non-financial Public Sector	8,843,039	1,089,553
Argentine Central Bank	—	96,452
Financial Institutions	178,433,805	64,540,233
Loans	178,433,805	64,540,233
Non-financial Private Sector and Residents Abroad	16,158,663,135	7,532,666,576
Loans	15,748,096,713	7,266,711,774
Advances	680,086,804	283,355,711
Notes	4,264,408,098	1,664,092,348
Mortgage Loans	344,863,307	89,642,145
Pledge Loans	431,716,236	106,609,161
Personal Loans	1,914,619,084	604,597,785
Credit Card Loans	6,693,176,924	4,035,683,734
Other Loans	964,920,433	117,343,573
Accrued Interest, Adjustments and Quotation Differences Receivable	492,035,582	396,239,621
Documented Interest	(37,729,755)	(30,852,304)
Financial Leases	34,589,915	15,115,120
Other Financing	375,976,507	250,839,682
Less: Allowances	(724,916,008)	(314,862,408)
Total	15,621,023,971	7,283,530,406
Classification of Loans and Other Financing as per situation and guarantees received, is detailed in Schedule B.
The concentration of Loans and Other Financing is detailed in Schedule C.
The breakdown by maturity term of Loans and Other Financing is detailed in Schedule D.
The risk analysis for Loans and Other Financing is presented in Note 45.
Related parties information is disclosed in Note 51.

NOTE 11. OTHER DEBT SECURITIES
The Group’s “Other Debt Securities” are detailed in Schedule A.
The risk analysis for Other Debt Securities is presented in Note 45.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12. FINANCIAL ASSETS PLEDGED AS COLLATERAL
The Financial Assets Pledged as Collateral valuated in accordance with their underlying asset for the years under analysis are detailed below:

	12.31.24	12.31.23
Deposits as Collateral	616,136,549	678,132,097
Special Accounts as Collateral—Argentine Central Bank	510,599,274	231,635,443
Forward Purchases of monetary regulatory instruments	484,955,732	110,554,459
Less: Allowances	(74,170)	(17,020)
Total	1,611,617,385	1,020,304,979
The restricted availability assets are detailed in Note 52.2.

NOTE 13. CURRENT INCOME TAX ASSETS
As of the indicated dates, the balances of Current Income Tax Assets correspond to:

	12.31.24	12.31.23
Tax Advances	227,168	4,836,969
Total	227,168	4,836,969

NOTE 14. INVESTMENTS IN EQUITY INSTRUMENTS
The Group’s “Investments in Equity Instruments” are detailed in Schedule A.
Prisma Medios de Pago S.A. (Prisma)
On October 1, 2021, within the framework of the divestment commitment assumed by Prisma Medios de Pago S.A. ("Prisma") and its shareholders before the National Commission for the Defense of Competition, the Bank, together with all other Prisma’s Class B shareholders, notified AL ZENITH (Netherlands) B.V. (a company linked to Advent International Global Private Equity), the exercise of the put option contemplated in the sale agreement entered into in February 2019. As a result of the exercise of the put option, the process to sell the remaining 49% shareholding in Prisma to AL ZENITH (Netherlands) B.V. was initiated.
In March 2022, the Bank executed the sale of the remaining 49% of Banco Galicia´s shareholding in Prisma to AL ZENITH (Netherlands) B.V. representing 7.4% of Prisma's share capital. The final sale price contemplated in the new sale agreement signed by the parties amounted to US$54,358 to be paid as follows: (i) 30% in Pesos, adjusted by a UVA rate plus a nominal annual rate of 15% and (ii) 70% in US Dollars at a nominal annual rate of 10% within a term of six years.
As a result of the aforementioned sale, as of December 31, 2024, Banco de Galicia y Buenos Aires S.A. maintains a credit in Units of Purchasing Value (Unidades de Valor Adquisitivo, UVA) that represents Ps. 18,367,547, net of provisions, and, in dollars, for Ps.32,526,094. On the other hand, Banco GGAL S.A. has a credit in UVA that represents Ps.18,720,593 and, in dollars, for Ps. 14,645,509.

NOTE 15. EQUITY INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES
15.1    Equity Investments in Subsidiaries
The interest and shareholding percentages in companies over which the Group exerts control, and which are consolidated by the Group, are detailed below:

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Direct and Indirect Shareholding		Equity Investment %
Company	12.31.24	12.31.23	12.31.24	12.31.23
Agri Tech Investments Argentina S.A.U.	199,937	199,937	100.00%	100.00%
Agri Tech Investments LLC	100	100	100.00%	100.00%
Banco de Galicia y Buenos Aires S.A.U.	668,549,353	668,549,353	100.00%	100.00%
Banco GGAL S.A.	1,244,048,856	—	99.99%	—%
Galicia Asset Management S.A.U.	20,000	20,000	100.00%	100.00%
Galicia Broker Asesores de Seguros S.A.	71,310	71,310	99.99%	99.99%
Galicia Capital US LLC	1,000	1,000	100.00%	100.00%
Galicia Holdings US Inc.	1,000	1,000	100.00%	100.00%
Galicia Investments LLC	100	100	100.00%	100.00%
Galicia Retiro Compañía de Seguros S.A.U.	27,727,278	27,727,278	100.00%	100.00%
Galicia Securities S.A.U.	95,392,000	95,392,000	100.00%	100.00%
Galicia Seguros S.A.U.	1,830,887	1,830,887	100.00%	100.00%
Galicia Ventures LP	1,000	1,000	100.00%	100.00%
Galicia Warrants S.A.	1,000,000	1,000,000	100.00%	100.00%
GGAL Asset Management S.A. S.G.F.C.I.	1,791,487	—	100.00%	—%
GGAL Holdings S.A.	748,712,987,065	—	100.00%	—%
GGAL Participaciones S.A.U.	11,513,929	—	100.00%	—%
GGAL Seguros S.A.(*)	37,855,000	—	100.00%	—%
GGAL Seguros de Retiro S.A.(*)	49,803,430	—	100.00%	—%
IGAM LLC	100	100	100.00%	100.00%
INVIU S.A.U.	809,611,333	809,611,333	100.00%	100.00%
INVIU Capital Markets Limited	1	1	100.00%	100.00%
INVIU Manager Investment Ltd.	1	—	100.00%	—%
INVIU México S.A.P.I. de C.V.	1,500	—	100.00%	—%
INVIU Perú S.A.B. S.A.C.	2,439,992	—	100.00%	—%
INVIU Technology Limited	1	1	100.00%	100.00%
INVIU Uruguay Agente de Valores S.A.	300,000,000	300,000,000	100.00%	100.00%
Naranja Digital Compañía Financiera S.A.U.	1,712,567,500	1,712,567,500	100.00%	100.00%
Nera Paraguay S.A.	1,000	—	100.00%	—%
Nera Uruguay S.A.	30,133	10,000	100.00%	100.00%
NHI(UK) Limited	19,000,000	—	100.00%	—%
N-xers S.A. de C.V.	405,816,000	—	100.00%	—%
Sudamericana Holding S.A.	32,717,429	32,717,429	100.00%	100.00%
Sudamericana Seguros Galicia S.A.(*)	4,512,697,946	4,512,697,946	99.43%	99.43%
Tarjeta Naranja S.A.U.	2,896	2,896	100.00%	100.00%
Tarjetas Regionales S.A.	1,756,704,458	1,756,704,458	100.00%	100.00%
Vestly Asset Management LLC	100	—	100.00%	—%
Vestly México S.A. de C.V.	1,500	—	100.00%	—%
Well Assistance S.A.U.	100,000	100,000	100.00%	100.00%
(*) As of the date of issuance of these financial statements, the process of change of name is pending approval by the Superintendence of Insurance of the Nation.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following are the balances of subsidiaries, according to IFRS as of the indicated dates:

	12.31.24
Company	Assets	Liabilities	Shareholders’ Equity	Net Income (Loss) (*)
Agri Tech Investments Argentina S.A.U.	3,381,044	1,890,258	1,490,786	(3,725,267)
Agri Tech Investments LLC	1,654,863	153,508	1,501,355	(2,391,008)
Banco de Galicia y Buenos Aires S.A.U.	23,505,953,188	18,732,152,087	4,773,801,101	1,472,223,337
Banco GGAL S.A. (**)	6,131,357,353	4,523,001,988	1,608,355,365	(177,773,065)
Galicia Asset Management S.A.U.	92,776,086	34,622,532	58,153,554	74,097,938
Galicia Broker Asesores de Seguros S.A.	3,097,452	1,039,828	2,057,624	2,709,592
Galicia Capital US LLC	4,044,746	1,628,435	2,416,311	(1,363,857)
Galicia Holdings US Inc.	5,601,702	—	5,601,702	(2,070,785)
Galicia Investments LLC	26,466	—	26,466	(12,875)
Galicia Retiro Compañía de Seguros S.A.U. (***)	6,647,909	6,177,906	470,003	(1,387,891)
Galicia Securities S.A.U.	178,224,997	137,552,002	40,672,995	26,339,474
Galicia Seguros S.A.U. (***)	53,612,927	27,068,545	26,544,382	3,308,011
Galicia Ventures LP	2,646,633	—	2,646,633	(1,127,333)
Galicia Warrants S.A.	13,455,580	4,229,671	9,225,909	1,124,242
GGAL Asset Management S.A. S.G.F.C.I. (**)	24,585,321	5,209,384	19,375,937	689,708
GGAL Holdings S.A. (**)	1,771,916,609	4,290,320	1,767,626,289	(185,723,592)
GGAL Participaciones S.A.U. (**)	7,952,338	1,948,462	6,003,876	(2,896,417)
GGAL Seguros S.A. (**)	258,770	201,772	56,998	7,503
GGAL Seguros de Retiro S.A. (**)	383,457	345,924	37,533	3,003
IGAM LLC	22,359,939	3,177	22,356,762	(12,658,998)
INVIU S.A.U.	136,948,914	126,923,384	10,025,530	(8,297,105)
INVIU Capital Markets Limited	2,446,707	280,652	2,166,055	122,012
INVIU Manager Investment Ltd.	132,487	25,221	107,266	(4,204)
INVIU México S.A.P.I. de C.V.	86	—	86	74
INVIU Perú S.A.B. S.A.C.	740,515	193,454	547,061	(144,147)
INVIU Technology Limited	277,617	167,942	109,675	103,974
INVIU Uruguay Agente de Valores S.A.	3,340,409	1,682,440	1,657,969	3,207
Naranja Digital Compañía Financiera S.A.U.	1,753,107,299	1,661,763,417	91,343,882	55,215,460
Nera Paraguay S.A.	153,508	—	153,508	(29,579)
Nera Uruguay S.A.	2,265	23,354	(21,089)	(20,563)
NHI(UK) Limited	22,428,400	—	22,428,400	64,707
N-xers S.A. de C.V.	22,428,936	—	22,428,936	44,120
Sudamericana Holding S.A. (***)	45,238,985	1,194,950	44,044,035	(18,035,597)
Sudamericana Seguros Galicia S.A. (***)	276,974,673	264,190,792	12,783,881	(24,246,120)
Tarjeta Naranja S.A.U.	3,752,961,601	3,029,305,652	723,655,949	201,411,703
Tarjetas Regionales S.A.	875,936,093	20,639,616	855,296,477	253,404,499
Vestly Asset Management LLC	112	—	112	17
Vestly México S.A. de C.V.	81	—	81	71
Well Assistance S.A.U. (***)	78,732	23,696	55,036	49,532

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
____________________
(*)    Income attributable to the shareholders of the parent.
(**)Results corresponding to the month of December 2024.
(***) Results for the 12-month period ended December 31, 2024.

	12.31.23
Company	Assets	Liabilities	Shareholders’ Equity	Net Income (Loss) (*)
Agri Tech Investments Argentina S.A.U.	6,590,784	2,138,789	4,451,995	(1,847,597)
Agri Tech Investments LLC	3,081,466	—	3,081,466	(3,242,603)
Banco de Galicia y Buenos Aires S.A.U.	20,481,294,158	16,576,835,097	3,904,459,061	665,849,984
Cobranzas Regionales S.A.	—	—	—	(8,782,255)
Galicia Asset Management S.A.U.	68,033,711	22,552,671	45,481,040	58,400,010
Galicia Broker Asesores de Seguros S.A. (**)	3,884,222	1,269,666	2,614,556	3,468,608
Galicia Capital US LLC	95,572	—	95,572	(37,019)
Galicia Holdings US Inc.	95,591	95,572	19	9
Galicia Investments LLC	18,895	—	18,895	(17,025)
Galicia Retiro Compañía de Seguros S.A.U. (**)	9,175,317	7,317,421	1,857,896	257,187
Galicia Securities S.A.U.	136,988,036	110,218,158	26,769,878	30,219,428
Galicia Seguros S.A.U. (**)	54,157,561	20,779,602	33,377,959	16,672,843
Galicia Ventures LP	1,889,567	—	1,889,567	520,398
Galicia Warrants S.A.	13,192,880	4,485,373	8,707,507	396,039
IGAM LLC	28,358,974	5,320	28,353,654	3,525,175
INVIU S.A.U.	118,046,933	99,724,299	18,322,634	1,320,703
INVIU Capital Markets Limited	43,043	40	43,003	22,231
INVIU Technology Limited	6,596	—	6,596	(5,816)
INVIU Uruguay Agente de Valores S.A.	4,396,549	2,741,788	1,654,761	(881,065)
Naranja Digital Compañía Financiera S.A.U.	581,135,881	545,699,851	35,436,030	(15,981,726)
Nera Uruguay S.A.(****)	—	1,251	(1,251)	610
Sudamericana Holding S.A. (**)	76,849,308	5,886,538	70,962,770	27,569,329
Sudamericana Seguros Galicia S.A.(*****)	376,447,540	339,417,539	37,030,001	1,076,195
Tarjeta Naranja S.A.U.	2,619,158,876	2,059,177,310	559,981,566	67,456,378
Tarjetas Regionales S.A.	648,697,780	26,796	648,670,984	36,504,413
Well Assistance S.A.U. (***)	1,310	7,852	(6,542)	(6,542)
____________________
((*)    Income attributable to the shareholders of the parent.
(**)    Net income for the nine-month period ended September 30, 2023.
(***) Net income for the twelve-month period ended December 31, 2023.
(****) Net income for the six-month period ended December 31, 2023.
(*****) Net income for the three-month period ended December 31, 2023.
Corporate Reorganization
Tarjeta Naranja S,A.U. and Cobranzas Regionales S.A.
On July 14, 2023, the Group decided to initiate the necessary steps to carry out a merger by absorption (the “Merger”), whereby Tarjeta Naranja S.A.U. (absorbing company) absorbs Cobranzas Regionales S.A. (absorbed company) effective as from October 1, 2023.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Merger was carried out within the provisions established in Article 80, Paragraph c), and concordant articles of the Income Tax Law No. 20,628 (Ordered Text of 2019) and its regulations, with the aim, inter alia, of: (i) unifying the administration and management of both companies, with the consequent optimization of services and reduction of costs, (ii) unifying the commercial and marketing programs, (iii) increasing synergy and efficiency to provide a better and more effective customer service and a more efficient rendering of services, (iv) strengthening the payment pooling business within the economic group with the commercial experience Tarjeta Naranja S.A.U. has with its network of physical branch offices (more than 150 throughout the country), and (v) improving the organization and use of resources.
The Prior Merger Agreement was executed by the parties on December 4, 2023, having been approved by the Boards of Directors of Tarjeta Naranja S.A.U. (absorbing company) and Cobranzas Regionales (absorbed company) on the same date.
Participation in other controlled companies
During the first quarter of 2023, the Board of Directors of Grupo Financiero Galicia S.A. decided to create two companies, Galicia Investments LLC in the state of Delaware, in the United States of America, and Galicia Ventures LP in Ontario, Canada, in order to facilitate the investment initiatives within the open innovation and corporate venturing program.
On October 11, 2023, the Group acquired 99.434% of the capital stock of Seguros Sura S.A., an insurance company with insurance solutions and services for individuals and families, SMEs, large companies and the agricultural and livestock segment, served by a broad network of insurance advisors (see Note 15.3 - Business combinations).
On October 23, 2023, the Board of Directors of the Company decided to create two companies in the United States of America, Galicia Holdings US Inc. in the state of Delaware, controlling Galicia Capital US LLC, in the state of Florida, a company aimed at attracting new customers by incorporating a wide range of financial instruments and enabling the development of innovative credit products.
On April 9, 2024, Grupo Galicia entered into a share purchase agreement with HSBC Latin America B.V. (“HLA”), under which it simultaneously acquired the shareholdings that HLA directly held in HSBC Argentina Holdings S.A., HSBC Participaciones (Argentina) S.A., and HSBC Bank Argentina S.A. (together with HSBC Argentina Holdings S.A. and HSBC Participaciones (Argentina) S.A.) (see Note 15.3- Business combinations).
On November 19, 2024, the Board of Directors of the Company together with its subsidiary Tarjetas Regionales S.A. resolved the creation of a company based in the United Mexican States called N-XERS S.A. de C.V.. This new company is controlled by NHI(UK) Limited, a subsidiary of Tarjetas Regionales S.A.
15.2        Equity Investments in Associates
Banco Galicia, together with other financial entities, has set up Play Digital S.A. a company whose purpose is to develop and market a payment solution linked to the bank accounts of the financial system users in order to significantly improve their payment experience. The board of directors of said company is made up of key personnel of Banco Galicia, therefore, having significant influence, the investment is measured by the equity method.

Company	Equity Investment %	Place of Business	12.31.24	12.31.23
Play Digital S.A.	19.75%	CABA	4,438,050	6,266,081
The movements of such investment are as follows:

Company	12.31.23	Contributions	Purchase of shares	Profit Sharing in income (loss) for the Year	12.31.24
Play Digital S.A.	6,266,081	617,537	3,302,772	(5,748,340)	4,438,050

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Company	12.31.22	Contributions	Sales of shares	Profit Sharing in income (loss) for the Year	12.31.23
Play Digital S.A.	4,909,037	5,687,822	271,616	(4,602,394)	6,266,081
The basic information regarding Grupo Financiero Galicia’s associates is detailed as follows:

	Profit Sharing in income (loss) for the Year (*)
Company	Assets	Liabilities	Shareholders’ Equity	Net Income (Loss)
Play Digital S.A.	36,533,909	25,312,455	11,221,454	(17,052,392)
(*) Balances according to financial statements as of September 31, 2024, restated in closing currency.
For more details see Schedule E.
15.3         Business combinations
Sudamericana Seguros Galicia S.A. (ex Seguros Sura S.A.)
On August 11, 2023 Sudamericana Holding S.A. entered into a share purchase agreement with Suramericana S.A. and Santa María del Sol S.A.U. (collectively “the seller”), whereby they agreed to sell their entire shareholding in Seguros Sura S.A. after approval of such transaction by the Argentine Superintendency of Insurance (Superintendencia de Seguros de la Nación, SSN).
On September 21, 2023, the SSN approved the transaction and, as a consequence, on October 11, 2023, it was materialized through the transfer of 4,512,697,946 ordinary shares with a nominal value of Ps.1 (expressed in Argentine pesos) and with one vote per share, representing 99.43% of the capital and votes of Sudamericana Seguros Galicia S.A. (formerly Seguros Sura S.A.).
The acquiree company is an insurance company that offers insurance solutions and services for individuals and families, large companies and the agricultural and livestock segment, served by a broad network of insurance advisors who make it possible to achieve more than half of the insurer's turnover. The incorporation of the aforementioned company complements the marketing of insurance, which until now was only channeled through the Bank. Seguros Sura S.A. has 775,000 customers and 13 branch offices in the country and a network of approximately 5,000 insurance producers.
The acquired business generated, from the insurance activity, income for the Group amounting to Ps.69,809,430 and a loss of Ps.(1,070,102) for the period from the acquisition date to December 31, 2023. If such acquisition had occurred on January 1, 2023, the income would have amounted to Ps.256,553,244 and the loss would have amounted to Ps.(10,147,344).
The consideration paid for the business combination amounted to Ps.26,360,879.
The fair value of the net assets acquired as at September 30, 2023 amounted to Ps.37,890,471.
Due to the strategy of concentrating its operations in fewer countries and the need to sell the company in Argentina, the seller accepted the consideration paid. Since the latter is lower than the amount of net assets acquired, the Group recorded a gain of Ps.11,529,592 in “Share of profit from Associates and Joint Ventures.”
The Assets and Liabilities arising from the acquisition are detailed below:

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Item	Fair value
Assets
Cash and Due from Banks	6,043,199
Investments	181,733,506
Property, Plant and Equipment	5,601,966
Reinsurance Contract Assets	37,981,302
Other Assets	29,236,364
Total Assets	260,596,337
Liabilities
Provisions	1,328,169
Insurance Contracts Liabilities	201,248,821
Other Liabilities	19,913,151
Total Liabilities	222,490,141
Net Assets	38,106,196
Non-controlling Interest (*)	(215,725)
Net Assets Acquired	37,890,471
(*) Non-controlling Interest is proportionate to Purchase Price Allocation.
GGAL Holdings S.A. (ex HSBC Argentina Holdings S.A.)
On April 9, 2024, Banco Galicia together with Grupo Financiero Galicia S.A. entered into a share purchase agreement with HSBC Latin America B.V. (“HLA”) pursuant to which they simultaneously acquire the equity interests that HLA currently holds directly in HSBC Argentina Holdings S.A., HSBC Participaciones (Argentina) S.A. and HSBC Bank Argentina S.A. (together with HSBC Argentina Holdings S.A. and HSBC Participaciones (Argentina) S.A., the “Direct Participation”.
On September 12, 2024, the Central Bank of Argentina issued Resolution No. 309, approving the acquisition by Banco Galicia and Grupo Financiero Galicia S.A. of HSBC Latin America B.V.'s (“HLA”) shareholding in HSBC Argentina Holdings S.A., HSBC Participaciones (Argentina) S.A. and HSBC Bank Argentina S.A. through a share purchase agreement.
Banco Galicia was the purchaser of 57.89% of the Direct Equity Interests, and Grupo Financiero Galicia S.A. was the purchaser of the remaining 42.11%.
Banco Galicia and Grupo Financiero Galicia S.A. simultaneously acquired, directly and indirectly, 99.99383% of the capital stock and voting rights of HSBC Bank Argentina S.A., and 100% of HSBC Argentina Holdings S.A., HSBC Participaciones (Argentina) S.A., HSBC Global Asset Management S.A., HSBC Seguros de Vida (Argentina) S.A., and HSBC Seguros de Retiro (Argentina) S.A.
On December 6, 2024, it was materialized through the transfer of the Direct Participation according to the following detail:

			Grupo Financiero Galicia S.A.		Banco de Galicia y Buenos Aires S.A.
				42.11%		57.89%
Acquired company	Capital Stock	Total shares acquired	Shares	% of ownership	Shares	% of ownership
GGAL Holdings S.A. (ex - HSBC Argentina Holdings S.A.)	1,184,364,392	1,180,367,030	497,052,556	41.968%	683,314,474	57.695%
GGAL Participaciones S.A.U. (ex - HSBC Participaciones S.A.)	11,513,929	65,222	27,465	0.239%	37,757	0.328%
Banco GGAL S.A. (ex - HSBC Bank Argentina S.A.)	1,244,125,589	103,739	43,684	0.004%	60,055	0.005%
Additionally, Grupo Financiero Galicia S.A. acquired a subordinated debt issued by Banco GGAL S.A. (formerly HSBC Bank Argentina S.A.) in favor of HSBC Latin America Holdings (UK) Limited, for a N.V. of US$100,000.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The acquired business has 101 branches, whose geographic distribution is very similar to that of Grupo Galicia. In terms of revenue synergies, this transaction incorporates 593,330 individual and 10,141 corporate customers. In addition, a significant portion of these customers belong to the most attractive high-income segments with higher value generation and high transactionality.
As a result, Grupo Galicia became the largest private financial group in Argentina, confirming its commitment to the sustainable development and growth of the country. This transaction allows the group to generate economies of scale and strengthen its value proposition based on our three strategic pillars -experience, growth and profitability-. In this way, we will continue to differentiate ourselves from our competitors, improve the daily lives of our customers and complement our product offering, generating capabilities for the development of our businesses and stakeholders.
Furthermore, the acquisition of life and pension insurance businesses represents a strategic move in the insurance sector, adding two high-potential product segments to the group’s portfolio. This opportunity represents an excellent proposition to continue adding assets and businesses, strengthening the group’s economic and financial position, solvency and liquidity, and the sustainability of the organization.
The acquired business generated revenue for the Group of Ps. 74,847,658 and a result (loss) of Ps.(184,768,527) for the period from the acquisition date to December 31, 2024.
If the acquisition had taken place on January 1, 2024, the revenue would have been Ps 1,724,539,992, and the result would have been a profit of Ps. 46,344,327.
The transaction amount at the closing currency exchange rate amounted to Ps.1,262,930,673.
The fair value of the acquired net assets at the closing currency exchange rate amounts to Ps.1,946,905,973, as detailed below:

Item	Fair value
GGAL Holdings S.A. (ex - HSBC Argentina Holdings S.A.)	1,946,706,593
GGAL Participaciones S.A.U. (ex - HSBC Participaciones S.A.)	50,417
Banco GGAL S.A. (ex - HSBC Bank Argentina S.A.)	148,963
Total	1,946,905,973
The fair value of the net assets acquired is currently under review and could be subject to changes within one year from the date of acquisition, in accordance with IFRS 3, however, it is estimated that no significant variations will arise from the aforementioned review.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Item	Fair Value
Assets
Cash and Due from Banks	1,423,216,225
Debt Securities at Fair Value through Profit or Loss	93,305,406
Derivative Financial Instruments	7,769,401
Repurchase Transactions	1,624,555
Other Financial Assets	313,969,788
Loans and Other Financing	2,244,454,674
Other Debt Securities	1,497,715,696
Financial Assets Pledged as Collateral	176,240,249
Investments in Equity Instruments	10,974,607
Investment in Associates and Joint Ventures	117,719,279
Property, Plant and Equipment	232,697,990
Intangible Assets Core Deposits	40,200,415
Intangible Assets	20,259,004
Deferred Income Tax Assets	72,765,009
Other Non-financial Assets	112,790,856
Non-current Assets Held for Sale	15,747,916
Total Assets	6,381,451,070
Liabilities
Deposits	3,773,249,991
Derivative Financial Instruments	5,632,717
Repurchase Transactions	13,245,078
Other Financial Liabilities	256,751,333
Financing from the Argentine Central Bank and Other Financial Institutions	6,856,473
Subordinated Debt Securities	102,634,874
Provisions	31,613,708
Deferred Income Tax Liabilities	48,768,064
Other Non-Financial Liabilities	195,682,656
Total Liabilities	4,434,434,894
Net Assets	1,947,016,176
Non-controlling Interest (*)	(110,203)
Net assets acquired	1,946,905,973
(*) Non-controlling Interest is proportionate to Purchase Price Allocation.
The acquisition of the business at a value lower than its market value was due to a combination of strategic and negotiation factors. The seller’s intention to concentrate its operations in fewer countries led them to sell their companies in Argentina and accept the price paid. This purchase represents an investment that allows us to obtain valuable assets and key capabilities at a reduced cost, thus strengthening our competitive position. Since the price paid is lower than the fair value of the assets acquired, Grupo Galicia recorded a gain of Ps.786,610,176 in “Share of profit from Associates and Joint Ventures”.
On December 6, 2024, Grupo Galicia cancelled its obligations with HLA for a total of Ps. 1,262,654,172. This settlement was made through a bank transfer of Ps. 417,790,982, the issuance of shares for Ps. 739,572,218 (see Note 31), the issuance of a non-publicly offered negotiable obligation for Ps. 89,500,082 (US$81,158, at the exchange rate in effect on

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
the settlement date) (see Note 27), and a liability of Ps. 15,790,890 (US$14,319.03, at the exchange rate in effect on the settlement date). The last two amounts correspond to the price adjustment agreed upon in the transaction.
Corporate Restructuring - GGAL Holdings S.A. (ex HSBC Argentina Holdings S.A.)
As part of the corporate restructuring of GGAL Holdings S.A., the following transactions took place:
On December 26, 2024, Grupo Financiero Galicia S.A. acquired 3,997,362 shares of GGAL Holdings S.A. from GGAL Participaciones S.A. On the same date, it acquired shares of GGAL Participaciones S.A. from Banco GGAL S.A. Additionally, Galicia Asset Management S.A.U. acquired Banco GGAL S.A.'s 43.5608% stake in GGAL Asset Management S.A. S.G.F.C.I.
On December 30, 2024, Banco Galicia and Grupo Financiero Galicia S.A. contributed all of their shares in GGAL Participaciones S.A. to GGAL Holdings S.A. in kind, with GGAL Participaciones S.A. becoming GGAL Participaciones S.A.U. This modification was registered with the Public Registry of Commerce on February 3, 2025.
Corporate Reorganizations
On February 3, 2025, the Boards of Directors of the companies involved resolved to initiate the necessary steps to carry out a corporate reorganization. The objective is to improve the organization and use of resources, as well as to achieve a more effective and efficient technical and administrative management.
The Corporate Reorganization will consist of a spin-off-merger and mergers by absorption, in accordance with the provisions of: (a) Article 88, first paragraph, subsection I, and Article 82 of the General Companies Law No. 19,550, and its amendments ("LGS"), (b) Articles 146, 151, and 152 of General Resolution 15/2024 of the IGJ, and (c) framing it as three simultaneous and interconnected business reorganizations free of taxes between entities of the same economic group under Article 80 of the Income Tax Law, consolidated text by Decree 824/2019 and its amendments (the "LIG"). See Note 54.

NOTE 16. LEASES
This Note provides information for leases where the Grupo is the lessee:
(i) Amounts recognized in the Statement of Financial Position:

	12.31.24	12.31.23
Right-of-use asset (1)	61,191,388	42,025,758
Real estate	61,191,388	42,025,758
Lease Liabilities (2)	(58,318,566)	(69,652,452)
(1)     Recorded in Property, Plant and Equipment.
(2)     Recorded in Other Financial Liabilities, see Note 25.
Additions to the right-of-use assets during the financial year were Ps.11,530,430.
The maturity of lease liabilities is disclosed in Note 45.
(ii) Amounts recognized in the Statement of Income:

	12.31.24	12.31.23
Charge for depreciation of right-of-use assets (1)(2)	(13,706,977)	(15,983,987)
Interest Expenses (3)	(6,151,262)	(8,048,889)
Expenses related to short-term leases (4)	(142,705)	(509,901)
Expenses related to low-value assets leases (4)	(1,404,141)	(1,231,869)
Sublease Income (5)	231,092	166,837

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(1)Depreciation for right of use of Real Property.
(2)Recorded in Depreciation Expenses, see Note 39.
(3)Recorded in Other Operating Expenses, Lease Interest, see Note 40.
(4)Recorded in Administrative Expenses, see Note 38.
(5)Recorded in Other Operating Income, see Note 34.
The roll forward of right -of-use assets and lease liabilities during the years 2024 and 2023 is as follows:

Right-of-use assets	12.31.24	12.31.23
Balances at the beginning of the year	42,025,758	54,427,635
Acquisitions through business combinations (*)	25,308,773	—
Additions	11,530,430	12,496,562
Cancellation of contracts	(3,966,596)	(8,914,452)
Depreciation of the year	(13,706,977)	(15,983,987)
Balances at the end of the year	61,191,388	42,025,758
(*) See Note 15

Lease liabilities(1)	12.31.24	12.31.23
Balances at the beginning of the year	69,652,452	56,510,288
Acquisitions through business combinations	15,956,011	—
New contracts	11,530,430	12,496,562
Cancellation of contracts	(4,226,132)	(8,914,452)
Lease payments	(14,129,458)	(15,067,042)
Leases financial cost	6,151,262	8,048,889
Translation differences and inflation adjustment	(26,615,999)	16,578,207
Balances at the end of the year	58,318,566	69,652,452
(1)Recorded in the item Other Financial Liabilities, see Note 25.
The total cash flows related to leases was Ps.14,129,458.

NOTE 17. PROPERTY, PLANT AND EQUIPMENT
Changes in “Property, Plant and Equipment” are detailed in Schedule F.
The carrying amounts of “Property, Plant and Equipment” do not exceed their recoverable values.

NOTE 18. INTANGIBLE ASSETS
Changes in “Intangible Assets” are detailed in Schedule G.
The carrying amounts of “Intangible Assets” do not exceed their recoverable values.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19. DEFERRED INCOME TAX ASSETS/LIABILITIES
Changes in “Deferred Income Tax Assets and Liabilities” during the fiscal years ended December 31, 2024, and December 31, 2023, are as follows:
Deferred Income Tax Assets

Item	12.31.23	Inclusions (*)	Charge to Income	12.31.24
Valuation of Securities	352,493,394	—	(352,493,394)	—
Other Financial Assets	—	7,966,214	31,339,549	39,305,763
Loans and Other Financing	125,097,896	19,968,229	74,171,134	219,237,259
Tax Loss Carryforwards	5,795,467	43,981,905	17,730,192	67,507,564
Insurance Contract Assets	4,131,130	—	(4,131,130)	—
Reinsurance Contract Assets	—	—	16,684,659	16,684,659
Other Financial Liabilities	1,662,253	—	747,793	2,410,046
Subordinated Debt Securities	—	3,374,256	(45,731)	3,328,525
Provisions	28,543,659	4,425,532	66,842,887	99,812,078
Insurance Contracts Liabilities	42,268	—	(42,268)	—
Reinsurance Contracts Liabilities	56,384,817	—	1,240,744	57,625,561
Other Non-financial Liabilities	32,505,949	5,128,716	70,216,551	107,851,216
Foreign Currency Exchange Differences	236,461	—	(50,130)	186,331
Inflation adjustment deferral	4,015,487	568,853	(3,855,720)	728,620
Others	—	—	10,675,564	10,675,564
Totals	610,908,781	85,413,705	(70,969,300)	625,353,186
Net deferred tax assets in subsidiaries with net liability position	(162,285,866)	—	(20,083,852)	(182,369,718)
Deferred tax assets	448,622,915	85,413,705	(91,053,152)	442,983,468
(*) See Note 15.3.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Deferred Income Tax Liabilities

Item	12.31.23	Inclusions (*)	Charge to Income	12.31.24
Valuation of Securities	(2,155,770)	(24,545,810)	(116,712,416)	(143,413,996)
Derivate Instruments	(1,835,358)	—	3,674,021	1,838,663
Other Financial Assets	(9,714,799)	—	645,740	(9,069,059)
Property, Plant and Equipment	(93,933,251)	17,967,507	(6,290,263)	(82,256,007)
Intangible Assets	(72,110,517)	13,679,308	25,090,611	(33,340,598)
Insurance Contract Assets	—	—	(5,510,055)	(5,510,055)
Reinsurance Contract Assets	(17,168,253)	—	—	(17,168,253)
Other Non-financial Assets	(1,132,395)	(4,509,868)	(8,744,264)	(14,386,527)
Other Financial Liabilities	—	3,370,872	(7,342,396)	(3,971,524)
Debt Securities	(194,606)	—	(481,734)	(676,340)
Subordinated Debt Securities	(9,721)	—	9,721	—
Reinsurance Contracts Liabilities	(1,240,744)	—	(18,672,443)	(19,913,187)
Other Non-financial Liabilities	—	—	(714,354)	(714,354)
Inflation adjustment deferral	(11,441)	—	6,644	(4,797)
Others	(3,811,199)	—	1,115,582	(2,695,617)
Totals	(203,318,054)	5,962,009	(133,925,606)	(331,281,651)
Net deferred tax liabilities in subsidiaries with net asset position	162,285,866	—	20,083,852	182,369,718
Deferred tax liabilities	(41,032,188)	5,962,009	(113,841,754)	(148,911,933)
(*) See Note 15.3.
Deferred Income Tax Assets

Item	12.31.22	Inclusions (*)	Charge to Income	12.31.23
Valuation of Securities	1,150,494	—	351,342,900	352,493,394
Loans and other financing	149,229,391	—	(24,131,495)	125,097,896
Tax Loss Carryforwards	15,508,949	—	(9,713,482)	5,795,467
Insurance Contract Assets	210,501	—	3,920,629	4,131,130
Other Non-financial Assets	11,801,652	—	(11,801,652)	—
Other Financial Liabilities	3,355,881	—	(1,693,628)	1,662,253
Provisions	38,030,923	3,803,361	(13,290,625)	28,543,659
Insurance Contracts Liabilities	42,268	—	—	42,268
Reinsurance Contracts Liabilities	—	32,310,750	24,074,067	56,384,817
Other Non-financial Liabilities	22,795,667	2,636,922	7,073,360	32,505,949
Foreign Currency Exchange Differences	46,941	—	189,520	236,461
Inflation adjustment deferral	21,599,688	720,044	(18,304,245)	4,015,487
Others	255,709	—	(255,709)	—
Totals	264,028,064	39,471,077	307,409,640	610,908,781
Net deferred tax assets in subsidiaries with net liability position	(210,385,109)	—	48,099,243	(162,285,866)
Deferred tax assets	53,642,955	39,471,077	355,508,883	448,622,915

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(*) See Note 15.3.
Deferred Income Tax Liabilities

Item	12.31.22	Inclusions (*)	Charge to Income	12.31.23
Valuation of Securities	(70,483,344)	400,266	67,927,308	(2,155,770)
Derivative Instruments	(3,414,517)	—	1,579,159	(1,835,358)
Other Financial Assets	(4,235,771)	(3,490,702)	(1,988,326)	(9,714,799)
Property, Plant and Equipment	(106,417,279)	(7,017,638)	19,501,666	(93,933,251)
Intangible Assets	(70,554,138)	—	(1,556,379)	(72,110,517)
Reinsurance Contract Assets	—	—	(17,168,253)	(17,168,253)
Other Non-financial Assets	(1,460,452)	—	328,057	(1,132,395)
Debt Securities	(551,985)	—	357,379	(194,606)
Subordinated Debt Securities	(66,711)	—	56,990	(9,721)
Reinsurance Contracts Liabilities	—	—	(1,240,744)	(1,240,744)
Other Non-financial Liabilities	(34,272)	(137,715)	171,987	—
Inflation adjustment deferral	(38,729)	—	27,288	(11,441)
Others	—	(3,916,548)	105,349	(3,811,199)
Totals	(257,257,198)	(14,162,337)	68,101,481	(203,318,054)
Net deferred tax liabilities in subsidiaries with net asset position	210,385,109	—	(48,099,243)	162,285,866
Deferred tax liabilities	(46,872,089)	(14,162,337)	20,002,238	(41,032,188)
(*) See Note 15.3.
In addition, the expiration dates of tax loss carryforwards are as follows:

Year of Generation	Amount	Year Due	Deferred Tax Assets
2019	42,858	2024	10,715
2020	6,377,024	2025	2,229,891
2021	16,018,307	2026	5,532,715
2022	26,734,932	2027	9,068,891
2023	1,631,239	2028	411,841
2024	156,858,996	2029	50,253,511
	207,663,356		67,507,564

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20. ASSETS/LIABILITIES FOR INSURANCE AND REINSURANCE CONTRACTS
Assets and Liabilities related to insurance and reinsurance contracts as of the indicated dates are detailed as follows:

			Total as
	Life	Non Life	12.31.24
Insurance contract assets	16,732,843	20,445,550	37,178,393
Insurance contract liabilities	(504,509,364)	(218,715,303)	(723,224,667)
Reinsurance contract assets	285,510	58,838,862	59,124,372

			Total as
	Life	Non Life	12.31.23
Insurance contract assets	3,587,156	19,633,626	23,220,782
Insurance contract liabilities	(5,536,739)	(244,364,731)	(249,901,470)
Reinsurance contract assets	—	67,655,158	67,655,158
Reinsurance contract liabilities	(1,084,203)	(4,031,158)	(5,115,361)

	12.31.24	12.31.23
Insurance contract assets	37,178,393	23,220,782
Insurance contract liabilities	(723,224,667)	(249,901,470)
Liabilities for remaining coverage	(441,316,786)	46,854,867
Estimates of the present value of cash flows	(320,439,859)	(4,339,450)
Risk adjustment	(61,355,962)	(205,644)
Contractual service margin	(111,203,132)	(3,020,038)
Loss component	(1,473,416)	(1,007,592)
Premium reserve - Simplified Model	53,155,583	55,427,591
Liabilities for incurred claims	(244,729,488)	(273,535,555)
Estimates of the present value of cash flows	(240,290,047)	(269,393,039)
Risk adjustment	(4,439,441)	(4,142,516)
Reinsurance contract assets	59,124,372	67,655,158
Reinsurance contract liabilities	—	(5,115,361)
Liabilities for remaining coverage	20,417,994	10,214,497
Premium reserve - Simplified Model	20,417,994	10,214,497
Liabilities for incurred claims	38,706,378	52,325,300
Estimates of the present value of cash flows	38,544,485	52,168,754
Risk adjustment	161,893	156,546

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	LRC		LIC
	Excluding LC	LC	Present value of future cash flows	Risk adj. for non-fin. risk	Total
Opening insurance contract assets	35,113,644	(908,414)	(10,667,337)	(317,111)	23,220,782
Opening insurance contract liabilities	12,748,815	(99,178)	(258,725,702)	(3,825,405)	(249,901,470)
Net balance as at December 31, 2023	47,862,459	(1,007,592)	(269,393,039)	(4,142,516)	(226,680,688)
Insurance revenue	408,727,524	—	—	—	408,727,524
Incurred claims and other directly attributable expenses	—	—	(323,880,079)	(2,673,742)	(326,553,821)
Changes that relate to past service – changes in the FCF relating to the LIC	—	—	16,286,574	368,800	16,655,374
Losses on onerous contracts and reversal of those losses	—	(1,010,716)	—	—	(1,010,716)
Insurance acquisition cash flows amortization	(88,995,442)	—	—	—	(88,995,442)
Insurance service expenses	(88,995,442)	(1,010,716)	(307,593,505)	(2,304,942)	(399,904,605)
Insurance service result	319,732,082	(1,010,716)	(307,593,505)	(2,304,942)	8,822,919
IAS 29 + Finance expenses from insurance contracts held	(66,170,789)	544,892	92,247,544	2,008,017	28,629,664
Total amounts recognized in comprehensive income	253,561,293	(465,824)	(215,345,961)	(296,925)	37,452,583
Cash flows
Premiums received	(324,561,175)	—	—	—	(324,561,175)
Claims and other directly attributable expenses paid	—	—	244,448,953	—	244,448,953
Insurance acquisition cash flows	60,904,074	—	—	—	60,904,074
Total cash flows	(263,657,101)	—	244,448,953	—	(19,208,148)
Acquisitions	(477,610,021)	—	—	—	(477,610,021)
Net balance as at December 31, 2024	(439,843,370)	(1,473,416)	(240,290,047)	(4,439,441)	(686,046,274)
Closing insurance contract liabilities	(487,524,312)	(1,470,691)	(229,963,515)	(4,266,149)	(723,224,667)
Closing insurance contract assets	47,680,942	(2,725)	(10,326,532)	(173,292)	37,178,393
Net balance as at December 31, 2024	(439,843,370)	(1,473,416)	(240,290,047)	(4,439,441)	(686,046,274)

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	LRC		LIC
	Excluding LC	LC	Present value of future cash flows	Risk adj. for non-fin. risk	Total
Opening reinsurance contract assets	18,634,137	442,134	48,500,231	78,656	67,655,158
Opening reinsurance contract liabilities	(8,861,774)	—	3,668,523	77,890	(5,115,361)
Net balance as at December 31, 2023	9,772,363	442,134	52,168,754	156,546	62,539,797
Reinsurance expenses	(25,109,117)	—	—	—	(25,109,117)
Incurred claims recovery	—	—	29,325,866	63,740	29,389,606
Changes that relate to past service - changes in the FCF relating to incurred claims recovery	—	—	4,472,181	30,373	4,502,554
Loss recovery component	—	(203,033)	—	—	(203,033)
Net income (expenses) from reinsurance contracts held	(25,109,117)	(203,033)	33,798,047	94,113	8,580,010
IAS 29 + Finance results from reinsurance contracts held	(1,227,854)	(239,101)	(30,189,140)	(88,766)	(31,744,861)
Total amounts recognized in comprehensive income	(26,336,971)	(442,134)	3,608,907	5,347	(23,164,851)
Cash flows
Premiums paid net of ceding commissions and other directly attributable expenses paid	36,982,602	—	—	—	36,982,602
Recoveries from reinsurance	—	—	(17,233,176)	—	(17,233,176)
Total cash flows	36,982,602	—	(17,233,176)	—	19,749,426
Acquisitions	—	—	—	—	—
Net balance as at December 31, 2024	20,417,994	—	38,544,485	161,893	59,124,372
Closing reinsurance contract liabilities	—	—	—	—	—
Closing reinsurance contract assets	20,417,994	—	38,544,485	161,893	59,124,372
Net balance as at December 31, 2024	20,417,994	—	38,544,485	161,893	59,124,372

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	LRC		LIC
	Excluding LC	LC	Present value of future cash flows	Risk adj. for non-fin. risk	Total
Opening insurance contract assets	16,812,511	—	(8,051,563)	(495,793)	8,265,155
Opening insurance contract liabilities	(3,907,579)	—	(5,636,704)	(73,923)	(9,618,206)
Net balance as at December 31, 2022	12,904,932	—	(13,688,267)	(569,716)	(1,353,051)
Insurance revenue	226,451,962	—	—	—	226,451,962
Incurred claims and other directly attributable expenses	—	—	(113,944,635)	775,269	(113,169,366)
Charges that relate to past service - changes in the FCF relating to the LIC	—	—	(2,479,112)	—	(2,479,112)
Losses on onerous contracts and reversal of those losses	—	(1,007,592)	—	—	(1,007,592)
Insurance acquisition cash flows amortization	(22,359,577)				(22,359,577)
Insurance service expenses	(22,359,577)	(1,007,592)	(116,423,747)	775,269	(139,015,647)
Insurance service result	204,092,385	(1,007,592)	(116,423,747)	775,269	87,436,315
IAS 29 + Finance expenses from insurance contracts held	(12,852,410)	—	3,687,151	203,177	(8,962,082)
Total amounts recognized in comprehensive income	191,239,975	(1,007,592)	(112,736,596)	978,446	78,474,233
Cash flows
Premiums received	(231,554,628)	—	—	—	(231,554,628)
Claims and other directly attributable expenses paid	—	—	92,183,443	—	92,183,443
Insurance acquisition cash flows	36,818,136	—	—	—	36,818,136
Total cash flows	(194,736,492)	—	92,183,443	—	(102,553,049)
Acquisitions	38,454,044	—	(235,151,619)	(4,551,246)	(201,248,821)
Net balance as at December 31, 2023	47,862,459	(1,007,592)	(269,393,039)	(4,142,516)	(226,680,688)
Closing insurance contract liabilities	12,748,815	(99,178)	(258,725,702)	(3,825,405)	(249,901,470)
Closing insurance contract assets	35,113,644	(908,414)	(10,667,337)	(317,111)	23,220,782
Net balance as at December 31, 2023	47,862,459	(1,007,592)	(269,393,039)	(4,142,516)	(226,680,688)

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	LRC		LIC
	Excluding LC	LC	Present value of future cash flows	Risk adj. for non-fin. risk	Total
Opening reinsurance contract assets	(305,911)	—	515,367	24,051	233,507
Opening reinsurance contract liabilities	—	—	—	—	—
Net balance as at December 31, 2022	(305,911)	—	515,367	24,051	233,507
Reinsurance expenses	(14,027,795)	—	—	—	(14,027,795)
Incurred claims recovery	—	—	11,681,442	(12,109)	11,669,333
Changes that relate to past service - changes in the FCF relating to incurred claims recovery	—	—	403,692	—	403,692
Loss recovery component	—	442,134	—	—	442,134
Net income (expenses) from reinsurance contracts held	(14,027,795)	442,134	12,085,134	(12,109)	(1,512,636)
IAS 29 + Finance results from reinsurance contracts held	10,322,869	—	9,721,563	(16,330)	20,028,102
Total amounts recognized in comprehensive income	(3,704,926)	442,134	21,806,697	(28,439)	18,515,466
Cash flows
Premiums paid net of ceding commissions and other directly attributable expenses paid	8,937,098	—	—	—	8,937,098
Recoveries from reinsurance	—	—	(3,127,576)	—	(3,127,576)
Total cash flows	8,937,098	—	(3,127,576)	—	5,809,522
Acquisitions	4,846,102	—	32,974,266	160,934	37,981,302
Net balance as at December 31, 2023	9,772,363	442,134	52,168,754	156,546	62,539,797
Closing reinsurance contract liabilities	(8,861,774)	—	3,668,523	77,890	(5,115,361)
Closing reinsurance contract assets	18,634,137	442,134	48,500,231	78,656	67,655,158
Net balance as at December 31, 2023	9,772,363	442,134	52,168,754	156,546	62,539,797

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expected recognition of the contractual service margin
An analysis of the expected recognition of the CSM remaining at the end of the reporting period in profit or loss is provided in the following table:

Number of years until expected to be recognized	Total CSM for insurance contracts issued(*)
1	(10,874,301)
2	(10,492,488)
3	(9,250,154)
4	(8,221,114)
5	(7,354,457)
6–10	(26,694,956)
>10	(37,284,205)
Total as at December 31, 2024	(110,171,675)
(*) Figures refers to acquired business in 2024, the remaining operation was not disclosed as it is not material.

NOTE 21. OTHER NON-FINANCIAL ASSETS
“Other Non-financial Assets” break down as follows:

	12.31.24	12.31.23
Payments on behalf of third parties	17,863,988	14,182,471
Advances of fees to Directors and Syndics	2,163,613	43,755
Advances to Personnel	30,291,540	432,968
Tax Credits	120,371,077	37,829,672
Payments made in Advance	82,349,786	66,831,284
Advances for Purchase of Assets	6,476,466	9,857,022
Investment properties (*)	12,581,719	12,535,022
Other Sundry Assets Measured at Cost	45,260,342	28,405,412
Assets Taken in Defense of Credits	475,900	475,902
Contract Assets	19,601,104	5,816,887
Others	2,491,449	7,402,962
Total	339,926,984	183,813,357
____________________

(*)	Changes in “Investment Properties” are detailed in Schedule F.
Related-party information is disclosed in Note 51.

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS
The Group has classified the following assets as “Assets Held for Sale and Discontinued Operations”:

	12.31.24	12.31.23
Property, Plant and Equipment
Real Estate	15,770,279	177,129
Total	15,770,279	177,129

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23. DEPOSITS
Deposits break down as follows as of the indicated dates:

	12.31.24	12.31.23
In Pesos	11,836,435,855	9,248,151,302
Checking Accounts	2,172,549,756	1,565,838,882
Savings Accounts	4,773,736,561	4,212,866,034
Time Deposits	4,462,196,700	2,306,176,448
Time Deposits – UVA	96,354,512	101,479,672
Others	77,062,147	721,229,493
Interest and Adjustments	254,536,179	340,560,773
In Foreign Currency	8,394,692,076	4,246,412,728
Savings Accounts	7,779,192,698	3,765,738,917
Time Deposits	593,088,513	437,426,231
Others	21,247,207	42,285,965
Interest and Adjustments	1,163,658	961,615
Total	20,231,127,931	13,494,564,030
The concentration of deposits is detailed in Schedule H.
The breakdown of deposits by remaining term is detailed in Schedule I.
The breakdown of deposits by sector is detailed in Schedule P.
Related-party information is disclosed in Note 51.

NOTE 24. LIABILITIES MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS
“Liabilities measured at fair value through profit or loss” are detailed in Schedules I and P. They include liabilities for transactions with third-party government securities.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25. OTHER FINANCIAL LIABILITIES
The account breaks down as follows as of the indicated dates:

	12.31.24	12.31.23
Creditors for Purchase to be Settled	40,687,409	39,420,903
Collections and Other Transactions on Behalf of Third Parties	312,509,170	309,693,165
Obligations for Purchase Financing	2,652,610,709	1,764,919,820
Creditors for Purchase of Foreign Currency to be Settled	68,317,523	86,230,411
Accrued Fees Payable	20,123,867	23,913,627
Sundry Items Subject to Minimum Cash	86,024,265	40,434,639
Sundry Items not Subject to Minimum Cash	534,253,053	656,040,437
Financial Liabilities for guarantees and sureties granted (financial guarantee contracts)	12,960,294	16,102,217
Cash or equivalents for purchases or cash sales to be settled	7,846,832	915,524
Lease Liabilities	58,318,566	69,652,452
Other Financial Liabilities(*)	74,461,305	3,133,392
Total	3,868,112,993	3,010,456,587
(*) Includes the PCE of contingent commitments and revocable agreed-upon current account advances.
The breakdown of Other Financial Liabilities per remaining terms is detailed in Schedule I.

NOTE 26. FINANCING RECEIVED FROM THE ARGENTINE CENTRAL BANK AND OTHER FINANCIAL INSTITUTIONS
The account breaks down as follows as of the indicated dates:

	12.31.24	12.31.23
Argentine Central Bank Financing	381,486	456,069
Correspondents	8,970,139	2,398,269
Financing from Local Financial Institutions	449,248,654	241,206,617
Financing from Foreign Financial Institutions	19,546,589	73,444,876
Financing from International Financial Institutions	1,489,946	9,063,623
Total	479,636,814	326,569,454
The breakdown of loans per remaining terms is detailed in Schedule I.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table details the credit lines with local and international financial institutions and entities as of the indicated dates:

Financial Institutions and/or Agencies	Placement Date	Currency	Term(*)	Rate(*)	Maturity	Amount as of 12.31.24(**)
Local Institutions
BICE	Sundry Dates	Ps.	1646 days	40.00	Sundry Dates	42,425,311
Agreements with Banks(1)	Sundry Dates	Ps.	218 days	40.23	Sundry Dates	390,185,116
Calls taken with entities within the private sector	12.26.24	Ps.	7 days	32.00	01.02.25	5,428,456
Calls taken with entities within the private sector	12.27.24	US$	7 days	3.00	01.03.25	11,209,771
Argentine Central Bank	12.30.24	Ps.	3 days	0.00	01.02.25	381,486
International Institutions
Correspondents	12.30.24	US$	3 days	0.00	01.02.25	8,970,139
Pre-financing	Sundry Dates	US$	129 days	6.95	Sundry Dates	21,036,535
Total						479,636,814
(*)    Weighted average.
(**)    It includes principal and interest.
(1)    Mainly correspond to Naranja X’ credit lines.

Financial Institutions and/or Agencies	Placement Date	Currency	Term(*)	Rate(*)	Maturity	Amount as of 12.31.23(**)
Local Institutions
BICE	Sundry Dates	Ps.	1668 days	9.9	Sundry Dates	11,472,108
BICE	Sundry Dates	US$	1748 days	9.4	Sundry Dates	3,147,166
Agreements with Banks(1)	Sundry Dates	Ps.	234 days	133.1	Sundry Dates	223,684,174
Calls taken with entities within the private sector	12.29.23	Ps.	4 days	80.0	01.02.24	2,903,169
Argentine Central Bank	12.29.23	Ps.	4 days	—	01.02.24	456,069
International Institutions
Correspondents	12.29.23	US$	4 days	—	01.02.24	2,398,269
IFC	Sundry Dates	US$	2266 days	8.5	Sundry dates	6,371,496
Pre-financing	Sundry Dates	US$	182 days	5.6	Sundry dates	76,137,003
Total						326,569,454
(*)    Weighted average.
(**)    It includes principal and interest.
(1)    Mainly correspond to Naranja X’ credit lines.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27. DEBT SECURITIES
The following is a breakdown of the Global Programs for the Issuance of Debt securities outstanding:

Company	Authorized Amount(*)		Type of Debt Securities	Program Term	Approval Date by Shareholders’ Meeting	CNV Approval
Grupo Financiero Galicia S.A.	US$	100,000	Simple debt securities not convertible into shares	5 years	03.09.09 confirmed on 08.02.12	Resolution No. 16113 dated 04.29.09 and extended by Resolution No. 17343 dated 05.08.14, Provision No. DI-2019-63-APN-GE#CNV dated 08.06.19 and Provision No. DI-2024-47-APN-GE#CNV dated 06.18.24. Authorization of Increase, Resolution No. 17,064 dated 04.25.13
Banco de Galicia y Buenos Aires S.A.U.	US$	2,100,000	Simple debt securities, not convertible into shares, subordinated or not, to be adjusted or not, secured or unsecured.	5 years	04.28.05, 04.14.10, 04.29.15, 11.09.16 and 04.28.20	Resolution No. 15228 dated 11.04.05 and extended through Resolution No. 16454 dated 11.11.10 and Resolution No. 17883 dated 11.20.15 and Resolution No. DI-2020-53-APN-GE#CNV dated 11.24.20. Increase of the amount approved by Resolutions No. 17883 dated 11.20.15, No. 18081 dated 06.10.16, No. 18480 dated 01.26.17 and No. 19520 dated 05.17.18
Banco de Galicia y Buenos Aires S.A.U.	US$	1,000,000	Simple debt securities not convertible into shares	—	04.25.19	Frequent Issuer Registration No. 11, granted by Resolution No. RESCFC-2019-2055-APN-DIR#CNV, dated 11.13.19 of CNV´s Board of Directors. Decrease in the amount approved by resolution No. DI-2023-23-APN-GE#CNV dated 05.24.23. Increase in the amount approved by resolution No. DI-2024-23-APN-GE#CNV dated 04.26.24.
Tarjeta Naranja S.A.U.	US$	1,000,000	Simple debt securities, not convertible into shares	5 years	03.08.12	Resolution No. 15220 dated 07.14.05 and extended through Resolution No. 17676 dated 05.21.15 and No. DI2020-20-APNGE#CNV dated 03.18.20. Increase of the amount approved by Resolutions No. 15.361 dated 03.23.06, 15.785 dated 11.16.07, 16.571 dated 05.24.11, 16.822 dated 05.23.12 and 19.508 dated 05.10.18
Tarjeta Naranja S.A.U.	US$	250,000	Simple debt securities, not convertible into shares	—	05.19.22	Frequent Issuer Registration, granted by Resolution No.DI-2022-39-APN-GE#CNV, dated 07.22.22 of CNV´s Board of Directors
(*) Or its equivalent in any other currency.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Company has the following Unsubordinated Debt securities outstanding issued under the Global Programs detailed in the table above as of December 31, 2024, net of repurchases of Own Debt:

Company	Placement Date	Currency	Class N°	Face Value	Term	Maturity Date	Rate	Book Value(*) as of 12.31.24
Banco de Galicia y Bs.As. S.A.U.	09.17.24	Ps.	XIV	44,640,963	6 months	05.08.25	Badlar + 4.50%	49,237,385
Banco de Galicia y Bs.As. S.A.U.	09.17.24	Ps.	XV	42,106,850	6 months	03.31.25	Badlar + 3.95%	50,411,430
Banco de Galicia y Bs.As. S.A.U.	12.02.24	Ps.	XVIII	23,476,247	147 days	04.30.25	3.00%	25,062,331
Banco de Galicia y Bs.As. S.A.U.	12.20.24	Ps.	XX	35,088,750	12 months	12.27.25	Tamar + 2.70%	34,776,605
Tarjeta Naranja S.A.U.	02.05.24	Ps.	LXI	35,000,000	366 days	02.05.25	Badlar + 3.50%	39,366,856
Tarjeta Naranja S.A.U.	08.26.24	Ps.	LXII	35,000,000	270 days	05.23.25	Badlar + 5.50%	32,631,030
Banco de Galicia y Bs.As. S.A.U.	10.03.24	US$	XVI	325,000	48 months	10.10.28	7.75%	365,522,460
Banco de Galicia y Bs.As. S.A.U.	11.01.24	US$	XVII	83,478	177 days	04.30.25	2.00%	92,525,950
Banco de Galicia y Bs.As. S.A.U.	12.02.24	US$	XIX	97,749	6 months	06.04.25	4.25%	108,666,563
Tarjeta Naranja S.A.U.	11.26.24	US$	LXIII	179,163	367 days	11.28.25	6.25%	199,252,580
Total								997,453,190
(*)    It includes principal and interest.
On June 21, 2018, Banco de Galicia y Buenos Aires S.A.U. issued the “Green Bond” which was entirely acquired by the International Finance Corporation. The Green Bond is a 7-year facility, with interest payable every six months. The Green Bond has a 36-month grace period in respect of the repayment of principal, followed by payments in 9 installments due every six months. As of December 31, 2024, the carrying amount of the Green Bond totals Ps.7,582,816, and it amounted to Ps.36,732,499 as of December 31, 2023.
On December 6, 24, Grupo Financiero Galicia S.A. issued a Negotiable Obligation without public offering in favor of HSBC Latin America B.V. for the amount of US$81,158 (Ps.90,975,964), which was cancelled on February 13, 2025, with the proceeds of the capital increase (See Notes 31 and 54).

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Company has the following Unsubordinated Debt Securities outstanding issued under the Global Programs detailed in the table above as of December 31, 2023, net of repurchases of Own Debt:

Company	Placement Date	Currency	Class N°	Face Value	Term	Maturity Date	Rate	Book Value(*) as of 12.31.23
Tarjeta Naranja S.A.U.	01.31.22	Ps.	LI Serie II	3,284,942	730 days	01.31.24	Badlar + 6.00%	6,508,945
Tarjeta Naranja S.A.U.	04.07.22	Ps.	LIII Serie II	4,192,612	730 days	04.07.24	Badlar + 5.25%	8,808,157
Tarjeta Naranja S.A.U.	07.05.22	Ps.	LIV Serie II	4,779,859	730 days	07.05.24	Badlar + 4.99%	14,600,241
Tarjeta Naranja S.A.U.	08.09.22	Ps.	LV Serie II	10,141,234	548 days	02.09.24	Badlar + 3.00%	14,648,626
Tarjeta Naranja S.A.U.	02.03.23	Ps.	LVII	12,512,200	365 days	02.03.24	Badlar + 4.50%	26,312,159
Tarjeta Naranja S.A.U.	04.27.23	Ps.	LVIII	12,214,678	366 days	04.27.24	Badlar + 5.00%	10,973,076
Tarjeta Naranja S.A.U.	07.27.23	Ps.	LIX	12,072,087	366 days	07.27.24	Badlar + 5.00%	29,497,346
Tarjeta Naranja S.A.U.	11.03.23	Ps.	LX	27,381,323	366 days	11.03.24	Badlar + 5.00%	56,654,197
Tarjeta Naranja S.A.U.	03.22.22	US$	LII	7,500	770 days	04.30.24	5%	14,466,515
Total								182,469,262
(*)    It includes principal and interest.
The repurchases of Own Debt securities as of the indicated dates are as follows:

Company	ON Class	Nominal Value as of 12.31.24	Book Value(*) as of 12.31.24
Banco de Galicia y Bs.As. S.A.U.	XIV	1,700,000	2,009,480
Banco de Galicia y Bs.As. S.A.U.	XV	330,000	424,380
Banco de Galicia y Bs.As. S.A.U.	XVI	311	424,643
Banco de Galicia y Bs.As. S.A.U.	XVII	1,231	1,617,398
Banco de Galicia y Bs.As. S.A.U.	XIX	881	1,150,977
Banco de Galicia y Bs.As. S.A.U.	XX	2,250,000	2,442,805
Tarjeta Naranja S.A.U.	LXI	854,376	1,049,130
Tarjeta Naranja S.A.U.	LXII	1,027,871	1,163,427
Tarjeta Naranja S.A.U.	LXIII	848	1,107,952
Total			11,390,192
(*)    It includes principal and interest.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Company	ON Class	Nominal Value as of 12.31.23	Book Value(*) as of 12.31.23
Tarjeta Naranja S.A.U.	LI Serie II	97,911	277,526
Tarjeta Naranja S.A.U.	LIII Serie II	50,000	152,600
Tarjeta Naranja S.A.U.	LIV Serie II	83,000	252,957
Tarjeta Naranja S.A.U.	LV Serie II	50,000	136,937
Tarjeta Naranja S.A.U.	LVII	50,000	138,899
Tarjeta Naranja S.A.U.	LVIII	49,625	141,540
Tarjeta Naranja S.A.U.	LIX	2,026,702	5,791,335
Tarjeta Naranja S.A.U.	LX	7,665,541	21,521,279
Total			28,413,073
(*) It includes principal and interest.
Related-party information is disclosed in Note 51.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28. SUBORDINATED DEBT SECURITIES
Subordinated Debt Securities with Public Offering
The Company has the following subordinated debt securities not convertible into shares issued under the Global Programs detailed in Note 27 as of the close of the fiscal year:

Company	Placement Date	Currency	ON Class	Nominal Value	Term		Maturity Date	Rate	Book Value as of 12.31.24(*)	Book Value as of 12.31.23(*)
Banco de Galicia y Buenos Aires S.A.U.	07.19.16	US$	II	US$250,000	120 months	(1)	07.19.26	(2)	288,917,745	486,118,312

(*)	It includes principal and interest.
(1)	Amortization shall be fully made upon maturity, on July 19, 2026, unless redeemed, at the issuer’s option, fully at a price equal to 100% of the outstanding principal plus accrued and unpaid interest.
(2)
Fixed 8.25% rate p.a. (as from the issuance date to July 19, 2021, inclusively); and margin to be added to the nominal Benchmark Readjustment Rate of 7.156% p.a. to the due date of Debt securities. Such interest shall be payable semiannually on January 19 and July 19 as from 2017.

The net proceeds from this issuance of debt securities was applied to investments in working capital, loans, other loans and other uses envisaged by the provisions of the Law on Debt securities and the Argentine Central Bank regulations.
The repurchases of Own Subordinated Debt securities as of the indicated dates are as follows:

Company	ON Class	Nominal Value as of 12.31.23	Book Value(*) as of 12.31.23
Banco de Galicia y Buenos Aires S.A.U.	II	2,000	5,140,558
Total			5,140,558
Subordinated Negotiable Obligations without public offering
On October 30,17, Banco GGAL S.A. (formerly - HSBC Bank Argentina S.A.) issued, in favor of HSBC Latin America Holdings (UK) Limited, simple Negotiable Obligations, not convertible into shares, subordinated, without public offer, for a nominal value of US$100,000, bearing an interest rate of 5.25% per annum and maturing on October 30, 27. As a result of the business combination described in Note 15, these shares were acquired by Grupo Galicia.
Related-party information is disclosed in Note 51.

NOTE 29. PROVISIONS
The account breaks down as follows as of the indicated dates:

	12.31.24	12.31.23
For Termination Benefits(*)	349,301,215	9,489,614
Others	81,276,819	38,712,385
Total	430,578,034	48,201,999
(*)As a result of the acquisition of the companies of GGAL Holdings S.A. (formerly HSBC Argentina Holdings S.A.) (see Note 15.3), a merger by absorption process will be carried out as described in Note 54, with the purpose of optimizing operations and resources, providing a unified service proposal to customers. The purpose of this process is to achieve operating efficiency, maximization of resources and market consolidation, with the main objective of creating a more agile and effective structure that responds to the challenges of the Argentine market. With this

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
objective in mind, a restructuring plan has been communicated to the employees, which will have different stages of execution. Based on this plan, the Group made a provision for the Restructuring Plan for Ps.312,120,192 as of December 31, 2024, which was charged to income within the Personnel Benefits line.
Changes in the “Provisions” account for fiscal year 2024 are detailed in Schedule J.
See Note 46 for further details.

NOTE 30. OTHER NON-FINANCIAL LIABILITIES
The account breaks down as follows as of the indicated dates:

	12.31.24	12.31.23
Creditors for sale of assets	7,250,169	6,231,330
Tax withholdings and collections payable	219,709,791	167,134,113
Payroll and Social Contributions Payable	234,052,974	185,618,336
Withholdings on Payroll Payable	13,341,569	4,994,980
Fees to Directors and Syndics	9,753,277	3,607,826
Value-Added Tax	50,194,206	35,944,859
Sundry Creditors	154,030,720	115,933,410
Taxes Payable	130,787,943	123,510,816
Obligations Arising from Contracts with Customers (*)	8,485,138	8,564,905
Retirement payment orders pending settlement	1,646,520	1,139,082
Other Non-financial Liabilities	9,574,767	4,979,610
Total	838,827,074	657,659,267
(*)Including Liabilities for Quiero! Customer Loyalty Program and Liabilities for Rewards System.
Contract liability resulting from contracts with customers includes the liabilities for the “Quiero!” Customers Loyalty Program. The Group estimates the fair value of the points assigned to customers under the above-mentioned program. This value is estimated by means of the use of a mathematical model that considers certain assumptions of redemption rates, the fair value for the exchanged points based on the combination of available products and the customers’ preferences, as well as breakage. As of December 31, 2024, Ps.597,445 was recorded for non-exchanged points, whereas as of December 31, 2023, such amount totaled Ps.5,322,038.
Banco GGAL S.A. offers the Rewards System, which allows customers to redeem their points for travel on the airlines and destinations of their choice. In addition, the points can be used to obtain orders in well-known chains and shopping centers, as well as products from the traditional catalog. As of December 31, 2024, Ps.3,206,520 has been recorded for this liability.
The following table shows the estimated use of the liabilities recorded as of this fiscal year-end.

	Terms
Item	Up to 12 Months	Up to 24 Months	Over 24 Months	Total
Liabilities –“Quiero!” Customers Loyalty Program	35,990	561,455	—	597,445
Rewards System Liabilities	2,492,244	714,276	—	3,206,520

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31. CAPITAL STOCK
As part of the acquisition of HSBC's businesses in Argentina, the Ordinary and Extraordinary Shareholders' Meeting of Grupo Financiero Galicia S.A., held on August 20, 2024, resolved to approve the increase in share capital through the issuance of up to a maximum of 115,582,280 Class B ordinary, book-entry shares, with one (1) vote per share and a nominal value of $1 (one peso) each, and with dividend rights on the same terms as the ordinary, book-entry shares in circulation at the time of issuance.
On October 17, 2024, through Joint Resolution No. RESFC-2024-22904-APN-DIR#CNV, the Board of Directors of the CNV authorized the public offering of 115,582,280 Class B ordinary, book-entry shares, with a nominal value of one peso (NV $1) each, with one vote per share.
On December 5, 2024, 113,821,610 Class B ordinary shares, with a nominal value of one peso (NV $1) each, with one vote per share, were issued. These new shares were delivered on December 6, 2024, to HSBC Holding plc as payment for the aforementioned acquisition.
The capital increase amounted to Ps. 739,572,218, and the related expenses amounted to Ps. 1,063,170, being deducted from the additional paid-in capital.
On December 27, 2024 the aforementioned capital increase was registered in the Public Registry of Commerce.
Additionally, the mentioned Shareholders' Meeting held on August 20, 2024, resolved to approve a second capital increase, up to a maximum, in combination with the first increase, of 162,035,894 Class B ordinary, book-entry shares, with one (1) vote per share and a nominal value of $1 (one peso) each, and with dividend rights on the same terms as the ordinary, book-entry shares in circulation at the time of issuance.
This second capital increase was carried out in order to use the amount of the Pre-emptive Subscription Offer to make a total or partial payment of the HSBC Loans, in benefit of HSBC Latin America B.V. and HSBC Latin America Holdings (UK) Limited, as a consequence of the transaction price adjustment determined on December 6, 2024.
On February 13, 2025, 17,740,028 Class B ordinary shares, with of one peso (VN $1) each, with one vote per share, were issued, allowing Grupo Galicia to pay and capitalize the credits in benefit of HSBC for the price adjustment of the transaction.
This increase is pending registration with the Public Registry of Commerce at the date of issuance of these consolidated financial statements (see Note 54).
The capital stock structure is detailed in Schedule K.
The Company has no treasury shares in portfolio.
The Company’s shares are listed on Bolsas y Mercados Argentinos (BYMA), Mercado Abierto Electrónico S.A. (MAE) and the National Association of Securities Dealers Automated Quotation (NASDAQ).

NOTE 32. INCOME STATEMENT BREAKDOWN
Breakdown of: Interest Income, Fee Income and Net Income from Financial Instruments Measured at Fair Value through Profit or Loss are detailed in Schedule Q.

NOTE 33. EXCHANGE RATE DIFFERENCES ON FOREIGN CURRENCY
The account breaks down as follows as of the indicated dates:

Arising from:	12.31.24	12.31.23	12.31.22
For Trading of foreign currency	84,571,452	61,253,725	63,008,764
For Valuation of Assets and Liabilities in Foreign Currency	83,539,487	1,387,016,368	85,149,356
Total	168,110,939	1,448,270,093	148,158,120

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34. OTHER OPERATING INCOME
The account breaks down as follows as of the indicated dates:

	12.31.24	12.31.23	12.31.22
Other Adjustments and Interest on sundry Credits	102,944,266	502,723,505	273,399,205
Rental of Safety Deposit Boxes	35,730,103	28,993,463	29,489,687
Other Financial Income	30,362,732	26,641,966	8,092,049
Other Income from Services	221,415,688	170,912,112	129,842,998
Reversed allowances	1,172,203	60,191,518	478,182
Others	138,646,696	113,112,232	101,961,523
Total	530,271,688	902,574,796	543,263,644

NOTE 35. INSURANCE BUSINESS RESULT
The following items are included in the account as of the indicated dates:

	12.31.24	12.31.23	12.31.22
Insurance revenue	408,727,524	226,451,962	164,287,182
Insurance service expense	(399,904,605)	(139,015,647)	(64,418,153)
Net expenses from reinsurance contracts held	8,580,010	(1,512,636)	(5,122,006)
Total	17,402,929	85,923,679	94,747,023

NOTE 36. IMPAIRMENT CHARGE
The following items are included in the account as of the indicated dates:

	12.31.24	12.31.23	12.31.22
Expected credit loss allowance	(924,176,572)	(437,075,870)	(365,358,622)
Direct charge offs	(12,557,135)	(13,744,145)	(20,708,706)
Total	(936,733,707)	(450,820,015)	(386,067,328)
The changes in the expected credit loss allowance between the beginning and the end of the annual period are detailed in Note 45.

NOTE 37. PERSONNEL EXPENSES
The following are the items included in the account as of the indicated dates:

	12.31.24	12.31.23	12.31.22
Payroll	(454,514,449)	(438,768,723)	(403,199,522)
Social Contributions on Payroll	(108,108,481)	(103,016,606)	(96,121,749)
Personnel Compensations and Rewards	(519,008,837)	(238,158,966)	(178,094,949)
Services for Personnel	(16,763,649)	(19,437,979)	(19,837,731)
Other Short-term Personnel Expenses	(17,760,561)	(30,229,247)	(14,452,463)
Other Long-term Personnel Expenses	(3,711,428)	(1,323,663)	(1,649,706)
Total	(1,119,867,405)	(830,935,184)	(713,356,120)

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38. ADMINISTRATIVE EXPENSES
The Group presented its statement of comprehensive income by function. Under this method, expenses are classified according to their function as part of the item “Administrative Expenses”.
The table below provides the required additional information about expenses by nature and function as of the indicated dates:

	12.31.24	12.31.23	12.31.22
Fees and Remunerations for Services	(73,045,462)	(48,971,100)	(55,796,774)
Directors’ and Syndics’ Fees	(10,684,662)	(8,552,987)	(9,173,427)
Advertising and Marketing	(40,914,913)	(33,812,362)	(31,430,430)
Taxes	(230,513,140)	(208,523,038)	(173,668,762)
Maintenance and Repairs of Assets and Systems	(132,007,374)	(99,898,792)	(102,705,297)
Electricity and Communications	(35,946,589)	(32,336,111)	(34,197,744)
Representation and Travel Expenses	(2,486,273)	(1,912,425)	(1,715,423)
Stationery and Office Supplies	(3,940,758)	(3,287,831)	(2,432,877)
Rentals	(1,546,846)	(1,495,063)	(2,605,430)
Administrative Services under Contract	(152,304,596)	(125,130,980)	(120,562,351)
Security	(19,054,565)	(16,574,082)	(15,676,901)
Insurance	(6,184,544)	(4,983,074)	(5,923,557)
Armored Transportation Services	(39,401,832)	(42,760,406)	(41,134,999)
Others	(70,608,221)	(69,743,201)	(63,528,349)
Total	(818,639,775)	(697,981,452)	(660,552,321)

NOTE 39. DEPRECIATION EXPENSES
The account breaks down as follows as of the indicated dates:

	12.31.24	12.31.23	12.31.22
Depreciation of Property, Plant and Equipment	(95,826,950)	(102,168,150)	(109,365,936)
Amortization of Organization and Development Expenses	(100,049,770)	(95,793,045)	(93,495,918)
Depreciation of other intangible assets	(1,871,482)	(2,601)	(2,598)
Others (*)	(6,435,006)	(1,291,048)	(2,378,947)
Total	(204,183,208)	(199,254,844)	(205,243,399)
(*)    "Other" include the depreciation of various assets and losses from sale or depreciation of property, plant and equipment.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 40. OTHER OPERATING EXPENSES
The account breaks down as follows as of the indicated dates:

	12.31.24	12.31.23	12.31.22
Turnover Tax	(613,310,692)	(788,148,812)	(558,570,752)
Contributions to the Deposit Insurance Scheme	(18,580,239)	(20,642,322)	(21,472,558)
Charges for Other Provisions	(112,577,097)	(32,477,677)	(31,970,935)
Claims	(26,488,221)	(36,757,399)	(44,519,386)
Other Financial Expenses	(115,476,644)	(83,926,908)	(89,682)
Interest on leases	(6,151,261)	(8,048,889)	(8,416,253)
Credit-card-relates expenses	(153,869,429)	(119,180,592)	(89,982,231)
Other Expenses from Services	(250,829,542)	(225,209,092)	(159,738,552)
Others	(70,694,863)	(22,743,201)	(22,186,579)
Total	(1,367,977,988)	(1,337,134,892)	(936,946,928)

NOTE 41. INCOME TAX/DEFERRED TAX
The following is a reconciliation of income tax charged to income as of December 31, 2024, as compared to the previous fiscal year:

	12.31.24	12.31.23	12.31.22
Income Before Income Tax for the Year	2,438,559,532	1,288,083,397	475,930,308
Current Tax Rate	35%	35%	35%
Income for the Year at Tax Rate	(853,495,836)	(450,829,189)	(166,575,608)
Permanent Differences at Tax Rate
- Income for Equity Instruments	273,301,643	2,424,519	(1,137,025)
- Untaxed Income	4,202,133	17,560,318	204,800
- Donations and Other Non-deductible Expenses	(1,372,365)	(1,508,028)	(191,681)
- Other	(280,746,090)	(17,138,953)	(9,475,188)
- Inflation effect	(735,139,067)	(890,514,111)	(598,050,140)
- Tax inflation adjustment	934,410,238	852,719,353	649,831,716
Total Income Tax Charge for the Year	(658,839,344)	(487,286,091)	(125,393,126)

	12.31.24	12.31.23	12.31.22
Current Income Tax	(293,371,878)	(696,809,455)	(121,170,679)
Deferred Tax Charge(*)	(204,894,906)	375,511,121	23,180,398
Update of the charge tax for inflation effects	(161,421,306)	(169,333,235)	(24,070,517)
Tax Return adjustment from previous fiscal year	848,746	3,345,478	(3,332,328)
Total Income Tax Charge for the Year	(658,839,344)	(487,286,091)	(125,393,126)
(*)See Note 19.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	12.31.24	12.31.23	12.31.22
Current Income Tax	(293,371,878)	(696,809,455)	(121,170,679)
Tax Advances	118,794,200	52,789,077	56,381,829
Current Income Tax Liabilities	(174,577,678)	(644,020,378)	(64,788,850)
Tax Inflation Adjustment
•Law 27,430 introduced an amendment establishing that the subjects referred to in paragraphs a) to e) of Article 53 of the current Income Tax Act, for the purposes of determining the net taxable earnings, should deduct or incorporate the tax inflation adjustment to the tax income for the fiscal year being settled. Said adjustment would be applicable in the fiscal year where a variation percentage of the consumer price index is verified, greater than one hundred percent (100%), accumulated in the thirty-six (36) months prior to the closing of the fiscal year being settled.
•For fiscal years commencing on or after January 1, 2021, the inflation adjustment would be charged in full (100%), with no deferral at all. In this regard, the whole inflation adjustment calculated for this year has to be included in the current fiscal year.
Tax rates
On June 16, 2021, Law 27,630 was enacted establishing a new graduated income tax rate structure for capital companies, with three segments in relation to the level of accumulated taxable net earnings, to be applied for fiscal years commencing on or after January 1, 2021, this date included.
The new tax rate in the framework of this treatment are:
For the fiscal year beginning on 01.01.24 and ended 12.31.24:

Accumulated taxable net earnings
Over Ps.	At Ps.	Will pay Ps	Plus %	On the surplus of Ps.
—	34,704	—	25%	—
34,704	347,035	8,676	30%	34,704
347,035	Onwards	102,375	35%	347,035
For the fiscal year beginning on 01.01.23 and ended 12.31.23:

Accumulated taxable net earnings
Over Ps.	At Ps.	Will pay Ps	Plus %	On the surplus of Ps.
—	14,301	—	25%	—
14,301	143,012	3,575	30%	14,301
143,012	Onwards	42,189	35%	143,012
The amounts provided for above will be adjusted annually, based on the annual variation of the CPI provided by INDEC, corresponding to the month of October of the year prior to the adjustment, with respect to the same month of the previous year.
Dividend tax: it is established that dividends or profits distributed to individuals, undivided estates or foreign beneficiaries will be taxed at the rate of 7%.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 42. DIVIDENDS
The Ordinary and Extraordinary Shareholders' Meeting held on April 30, 2024 approved the distribution of cash dividends in the amount of Ps.65,000,000 (equivalent to Ps.101,354,505 at December 31, 2024), which represented Ps.44.08 (amount stated in Argentine pesos) per share.
In addition, at said Meeting, the use of the Reserve for the eventual distribution of profits for up to Ps.386,635,827 (equivalent to Ps.602,881,306 at December 31, 2024) was approved, delegating to the Board of Directors the power to pay it on one or more occasions, subject to approval and to the terms and conditions that the subsidiary Banco Galicia obtains from the Argentine Central Bank with respect to the payment of dividends.
Dividend payments made are detailed below:

Date of payment	Amount	Amount in closing currency
05.14.24	65,000,000	89,395,929
05.23.24	140,261,066	192,904,127
06.28.24	146,118,828	192,164,921
07.24.24	152,806,782	193,173,730
The Ordinary and Extraordinary Shareholders' Meeting held on April 25, 2023, approved the distribution of cash dividends in the amount of Ps.10,000,000 (equivalent to Ps.60,480,424 at December 31, 2024), which represented Ps.6.78 (figure expressed in Argentine pesos) per share.
Additionally, at the same Shareholders´ Meeting, the distribution of cash dividends in the amount of Ps.75,000,000 (equivalent to Ps.453,603,231 on December 31, 2024) was approved, delegating to the Board of Directors the power to pay it on one or more occasions until the annual meeting that discusses the income of the current fiscal year.
Dividend payments made are detailed below:

Date of payment	Amount	Amount in closing currency
05.09.23	35,000,000	181,189,858
06.12.23	12,500,000	61,076,126
07.10.23	12,500,000	57,432,142
08.08.23	12,500,000	51,077,291
09.11.23	12,500,000	45,301,467
The Ordinary and Extraordinary Shareholders’ Meeting held on April 26, 2022, approved the distribution of cash dividends in the amount of Ps.11,000,000 (equivalent to Ps.135,915,356 on December 31, 2024), which represented Ps.7.46 (figure expressed in Argentine pesos) per share. On May 9, 2022, the aforementioned dividends were paid to the Company's shareholders.
Additionally, at the same Shareholders´ Meeting, the distribution of cash dividends in the amount of Ps.8,000,000 (equivalent to Ps.98,847,542 at December 31, 2024) was approved, delegating to the Board of Directors the power to partially pay it twice in the months of September 2022 and January 2023.
Dividend payments made are detailed below:

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Date of payment	Amount	Amount in closing currency
05.09.22	11,000,000	122,003,372
09.12.22	4,000,000	34,542,542
01.09.23	4,000,000	27,775,433

NOTE 43. EARNINGS PER SHARE
Earnings per share are calculated by dividing income attributable to parent company´s owners by the weighted average number of outstanding ordinary shares during the year. As the Group does not have preferred shares or debt convertible into shares, basic earnings are equal to diluted earnings per share.

	12.31.24	12.31.23	12.31.22
Net Income for the Year Attributable to Parent Company´s Owners	1,763,971,045	797,156,007	357,608,923
Weighted Average Ordinary Shares	1,483,089	1,474,692	1,474,692
Earnings per Share	1,189.39	540.56	242.50

NOTE 44. SEGMENT REPORTING
The Group determines segments based on management reports that are reviewed by the Board of Directors and updated as they show changes.
Reportable segments are one or more operating segments with similar economic characteristics, distribution channels and regulatory environments.
Below there is a description of each business segment’s composition:
a.Bank: It represents the banking business operation results, including Banco de Galicia y Buenos Aires S.A.U. and Banco GGAL S.A.
b.Naranja X: This segment represents the results of operations of brand credit cards, consumer finance and digital banking services business. Includes the results of operations of Tarjetas Regionales S.A. consolidated with its subsidiaries, as follows: Cobranzas Regionales S.A., Naranja Digital Companía Financiera S.A.U.,Tarjeta Naranja S.A.U. and NHI UK Limited. At of 12.31.21, it incorporated the results of Ondara S.A., liquidated in the previous financial year.
c.Insurance: This segment represents the results of operations of the insurance companies’ business and includes the results of operations of Sudamericana Holding S.A. consolidated with its subsidiaries, as follows: Galicia Retiro Cía. de Seguros S.A.U., Galicia Seguros S.A.U., Galicia Broker Asesores de Seguros S.A., Well Assistance S.A.U., Sudamericana Seguros Galicia S.A. (formerly Seguros SURA S.A.), GGAL Seguros de Retiro S.A. and GGAL Seguros S.A.
d.Other Businesses: This segment shows the results of operations of Galicia Asset Management S.A.U., Galicia Warrants S.A., Galicia Securities S.A.U., Agri Tech Investments LLC, Agri Tech Investments Argentina S.A.U., IGAM LLC, Inviu S.A.U., INVIU Uruguay Agente de Valores S.A., Galicia Investments LLC, Galicia Ventures LP, Galicia Holdings LLC, GGAL Holdings S.A., GGAL Participaciones S.A.U. and Grupo Financiero Galicia S.A., the last net of eliminations of the income from equity investments.
e.Adjustments: This segment includes consolidation adjustments and eliminations of transactions among subsidiaries. See Note 51.5.
The operating income (loss) of the Group’s different operating segments is monitored separately in order to make decisions on resource allocation and the evaluation of each segment’s performance. Segment performance is evaluated based on operating income or losses and is consistently measured with the operating income and losses of the consolidated income statement.
Intersegment transactions are at arm’s length similarly to transactions performed with third parties. Income, expenses and income (losses) resulting from the transfers among operating segments are then eliminated from consolidation.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The relevant segment reporting as of the indicated dates is as follows:

	Banks	Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.24
Net Income from interest	4,449,538,006	1,064,763,089	52,554,370	(1,218,731)	25,469,218	5,591,105,952
Net fee Income	679,209,081	505,550,239	—	9,790,187	(9,121,838)	1,185,427,669
Net Income from Financial Instruments measured at fair value through Profit or Loss	667,927,836	116,372,679	26,493,668	135,831,072	(5,373,474)	941,251,781
Income from Derecognition of Assets Measured at Amortized Cost	192,923,361	30,006,889	—	—	—	222,930,250
Exchange rate Differences on Foreign Currency	154,015,813	3,269,448	5,956,367	4,869,311	—	168,110,939
Other Operating Income	222,444,239	121,529,473	20,150,305	184,483,099	(18,335,428)	530,271,688
Insurance Business Result	—	—	1,240,686	—	16,162,243	17,402,929
Impairment Charge	(552,254,052)	(384,399,479)	(133,366)	53,190	—	(936,733,707)
Personnel Expenses	(880,374,342)	(186,030,306)	(20,479,726)	(32,983,031)	—	(1,119,867,405)
Administrative Expenses	(568,177,436)	(213,075,224)	(6,950,682)	(31,586,737)	1,150,304	(818,639,775)
Depreciation Expenses	(170,013,872)	(31,829,139)	(305,899)	(2,034,298)	—	(204,183,208)
Other Operating Expenses	(896,427,251)	(285,992,499)	(128,266,917)	(57,342,632)	51,311	(1,367,977,988)
Loss on net monetary position	(2,141,841,291)	(395,832,558)	21,446,570	(73,028,263)	—	(2,589,255,542)
Operating Income	1,156,970,092	344,332,612	(28,294,624)	136,833,167	10,002,336	1,619,843,583
Share of profit from Associates and Joint Ventures	726,094,061	—	—	54,767,774	—	780,861,835
Income before Taxes from Continuing Operations	1,883,064,153	344,332,612	(28,294,624)	191,600,941	10,002,336	2,400,705,418
Income Tax from Continuing Operations	(487,558,153)	(97,277,980)	191,832	(52,236,904)	—	(636,881,205)
Net Income from Continuing Operations	1,395,506,000	247,054,632	(28,102,792)	139,364,037	10,002,336	1,763,824,213
Net Income for the Year	1,395,506,000	247,054,632	(28,102,792)	139,364,037	10,002,336	1,763,824,213
Other Comprehensive Income (Loss)	16,231,396	(471,111)	599,406	(463,716)	—	15,895,975
Total Comprehensive Income Attributable to Parent company´s owners	1,411,748,364	246,583,521	(27,366,619)	138,900,321	10,002,336	1,779,867,923
Total Comprehensive (Expense) / Income Attributable to Non-controlling Interests	(10,968)	—	(136,767)	—	—	(147,735)

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Bank	Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.23
Net Income from interest	3,456,385,118	616,141,626	19,153,066	(568,406)	(6,446,759)	4,084,664,645
Net fee Income	688,723,036	440,335,096	—	9,329,305	(23,811,603)	1,114,575,834
Net Income from Financial Instruments measured at fair value through Profit or Loss	276,206,697	228,952,054	(27,460,660)	158,271,935	11,590,083	647,560,109
Income from Derecognition of Assets Measured at Amortized Cost	100,119,560	(585,067)	—	16,675	—	99,551,168
Exchange rate Differences on Foreign Currency	1,259,248,339	11,665,999	128,711,816	48,643,939	—	1,448,270,093
Other Operating Income	659,215,091	92,810,974	28,267,743	140,005,968	(17,724,980)	902,574,796
Insurance Business Result	—	—	50,227,578	—	35,696,101	85,923,679
Impairment Charge	(297,304,003)	(153,518,811)	2,799	—	—	(450,820,015)
Personnel Expenses	(594,736,406)	(183,643,008)	(30,103,545)	(22,452,225)	—	(830,935,184)
Administrative Expenses	(483,645,198)	(181,408,995)	(16,201,206)	(18,677,424)	1,951,371	(697,981,452)
Depreciation Expenses	(165,780,947)	(28,790,895)	(2,862,537)	(1,820,465)	—	(199,254,844)
Other Operating Expenses	(970,263,128)	(248,292,864)	(84,041,713)	(34,541,164)	3,977	(1,337,134,892)
Loss on net monetary position	(2,893,460,768)	(532,136,133)	(46,004,811)	(118,512,977)	—	(3,590,114,689)
Operating Income	1,034,707,391	61,529,976	19,688,530	159,695,161	1,258,190	1,276,879,248
Share of profit from Associates and Joint Ventures	(4,602,394)	—	11,529,592	—	—	6,927,198
Income before Taxes from Continuing Operations	1,030,104,997	61,529,976	31,218,122	159,695,161	1,258,190	1,283,806,446
Income Tax from Continuing Operations	(367,102,187)	(29,076,807)	(4,323,794)	(86,153,597)	—	(486,656,385)
Net Income from Continuing Operations	663,002,810	32,453,169	26,894,328	73,541,564	1,258,190	797,150,061
Net Income for the Year	663,002,810	32,453,169	26,894,328	73,541,564	1,258,190	797,150,061
Other Comprehensive Income (Loss)	—	1,118,520	469,259	2,059,466	—	3,647,245
Total Comprehensive Income Attributable to Parent company´s owners	663,002,810	33,571,689	27,369,533	75,601,030	1,258,190	800,803,252
Total Comprehensive (Expense) / Income Attributable to Non-controlling Interests	—	—	(5,946)	—	—	(5,946)

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Bank	Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.22
Net Income from interest	568,509,539	495,798,300	70,547,614	3,487,928	(15,453,252)	1,122,890,129
Net fee Income	605,084,081	414,532,798	—	172,125	(21,898,842)	997,890,162
Net Income from Financial Instruments measured at fair value through Profit or Loss	2,358,665,695	98,482,320	(47,636,409)	63,183,549	16,625,615	2,489,320,770
Income from Derecognition of Assets Measured at Amortized Cost	4,521,096	(122,526)	—	—	—	4,398,570
Exchange rate Differences on Foreign Currency	142,457,549	(962,394)	33,286	6,629,679	—	148,158,120
Other Operating Income	365,745,363	84,629,062	12,287,395	99,584,410	(18,982,586)	543,263,644
Insurance Business Result	—	—	58,252,946	—	36,494,077	94,747,023
Impairment Charge	(260,327,859)	(125,748,326)	8,857	—	—	(386,067,328)
Personnel Expenses	(492,122,388)	(179,846,986)	(27,269,106)	(14,117,640)	—	(713,356,120)
Administrative Expenses	(466,598,464)	(164,817,397)	(13,961,404)	(19,074,704)	3,899,648	(660,552,321)
Depreciation Expenses	(163,449,009)	(36,922,416)	(4,120,440)	(751,534)	—	(205,243,399)
Other Operating Expenses	(674,265,795)	(249,439,163)	(173,289)	(13,188,630)	119,949	(936,946,928)
Loss on net monetary position	(1,636,099,393)	(306,305,970)	(14,340,223)	(55,969,106)	—	(2,012,714,692)
Operating Income	352,120,415	29,277,302	33,629,227	69,956,077	804,609	485,787,630
Share of profit from Associates and Joint Ventures	(3,248,641)	—	—	—	—	(3,248,641)
Income before Taxes from Continuing Operations	348,871,774	29,277,302	33,629,227	69,956,077	804,609	482,538,989
Income Tax from Continuing Operations	(46,293,981)	(14,394,219)	(15,839,934)	(48,401,866)	—	(124,930,000)
Net Income from Continuing Operations	302,577,793	14,883,083	17,789,293	21,554,211	804,609	357,608,989
Net Income for the Year	302,577,793	14,883,083	17,789,293	21,554,211	804,609	357,608,989
Other Comprehensive Income (Loss)	(8,312,995)	(103)	(134,453)	1,375,744	—	(7,071,807)
Total Comprehensive Income Attributable to Parent company´s owners	294,264,798	14,882,980	17,654,774	22,929,955	804,609	350,537,116
Total Comprehensive (Expense) / Income Attributable to Non-controlling Interests	—	—	66	—	—	66

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Banks	Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.24
ASSETS
Cash and Due from Banks	7,152,584,709	71,731,758	10,598,910	255,869,731	(167,971,875)	7,322,813,233
Debt Securities at fair value through profit or loss	1,111,058,332	—	460,423,840	77,835,002	(11,390,192)	1,637,926,982
Derivative Financial Instruments	6,109,087	—	—	—	(1,591,184)	4,517,903
Repurchase Transactions	44,280,445	—	—	—	(44,280,445)	—
Other Financial Assets	666,140,739	926,139,233	167,479,145	133,732,808	(8,319,528)	1,885,172,397
Loans and Other Financing	11,982,019,840	3,761,318,495	(36,387,667)	21,867,243	(107,793,940)	15,621,023,971
Other Debt Securities	4,510,859,444	271,909,689	81,893,025	103,486,776	(103,486,774)	4,864,662,160
Financial Assets Pledged as Collateral	1,344,899,784	244,646,808	—	22,070,793	—	1,611,617,385
Current Income Tax Assets	—	—	227,168	—	—	227,168
Investments in Equity Instruments	34,118,336	—	2,702,279	8,872,685	—	45,693,300
Equity Investments in Associates and Joint Ventures	4,438,050	—	—	—	—	4,438,050
Property, Plant and Equipment	996,122,450	74,918,663	6,910,710	2,876,313	—	1,080,828,136
Intangible Assets	287,811,852	19,254,900	19,615,429	3,895,842	—	330,578,023
Deferred Income Tax Assets	241,368,927	84,471,452	104,431,318	12,711,771	—	442,983,468
Insurance Contract Assets	—	—	37,178,393	—	—	37,178,393
Reinsurance Contract Assets	—	—	59,124,372	—	—	59,124,372
Other Non-financial Assets	258,290,562	22,739,637	8,000,735	50,895,889	161	339,926,984
Non-current Assets Held for Sale	15,770,279	—	—	—	—	15,770,279
TOTAL ASSETS	28,655,872,836	5,477,130,635	922,197,657	694,114,853	(444,833,777)	35,304,482,204
LIABILITIES
Deposits	18,867,192,736	1,539,768,480	—	—	(175,833,285)	20,231,127,931
Liabilities at Fair Value Through Profit or Loss	—	—	—	13,155,051	(3,377,836)	9,777,215
Derivative Financial Instruments	5,208,985	4,711,900	—	—	(1,591,186)	8,329,699
Repurchase Transactions	423,095,210	44,280,285	—	—	(44,280,285)	423,095,210
Other Financial Liabilities	1,541,112,074	2,083,512,078	40,510	244,826,176	(1,377,845)	3,868,112,993
Financing Received from the Argentine Central Bank and Other Financial Institutions	89,451,697	493,105,198	—	14	(102,920,095)	479,636,814
Debt Securities	741,855,224	274,570,975	—	90,975,963	(11,390,192)	1,096,011,970
Current Income Tax Liabilities	88,570,236	48,317,801	7,527,724	30,161,916	—	174,577,677
Subordinated Debt Securities	392,404,519	—	—	—	(103,486,774)	288,917,745
Provisions	449,246,841	1,765,984	(24,356,594)	3,921,803	—	430,578,034
Deferred Income Tax Liabilities	124,071,499	—	15,531,263	9,309,171	—	148,911,933
Insurance Contracts Liabilities	—	—	723,274,097	—	(49,430)	723,224,667
Other Non-financial Liabilities	569,332,721	134,123,035	68,348,738	67,549,429	(526,849)	838,827,074
TOTAL LIABILITIES	23,291,541,742	4,624,155,736	790,365,738	459,899,523	(444,833,777)	28,721,128,962

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Bank	Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.23
ASSETS
Cash and Due from Banks	4,547,599,679	46,101,761	10,653,062	192,241,118	(77,844,058)	4,718,751,562
Debt Securities at fair value through profit or loss	1,093,622,323	149,808,349	163,183,001	42,634,978	(33,553,631)	1,415,695,020
Derivative Financial Instruments	83,385,885	15,320,280	—	3,606	(15,275,050)	83,434,721
Repurchase Transactions	2,567,373,230	249,729,527	—	—	(50,550,803)	2,766,551,954
Other Financial Assets	290,179,322	15,434,383	36,609,525	102,197,129	(23,340,781)	421,079,578
Loans and Other Financing	5,276,139,135	2,152,874,933	—	10,269,156	(155,752,818)	7,283,530,406
Other Debt Securities	4,236,269,290	280,108,580	37,939,652	—	—	4,554,317,522
Financial Assets Pledged as Collateral	913,277,501	75,380,200	—	31,647,278	—	1,020,304,979
Current Income Tax Assets	—	—	4,598,769	238,200	—	4,836,969
Investments in Equity Instruments	16,306,797	—	268,329	6,210,284	—	22,785,410
Equity Investments in Associates and Joint Ventures	6,266,081	—	—	—	—	6,266,081
Property, Plant and Equipment	745,997,784	77,062,237	15,195,335	1,662,707	—	839,918,063
Intangible Assets	243,185,623	20,762,421	23,415,629	4,891,473	—	292,255,146
Deferred Income Tax Assets	308,816,639	69,459,050	66,439,567	3,907,659	—	448,622,915
Insurance Contract Assets	—	—	23,220,782	—	—	23,220,782
Reinsurance Contract Assets	—	—	67,655,158	—	—	67,655,158
Other Non-financial Assets	132,746,238	16,812,735	5,670,709	28,583,694	(19)	183,813,357
Non-current Assets Held for Sale	177,129	—	—	—	—	177,129
TOTAL ASSETS	20,461,342,656	3,168,854,456	454,849,518	424,487,282	(356,317,160)	24,153,216,752
LIABILITIES
Deposits	13,109,649,899	486,071,011	—	14,583	(101,171,463)	13,494,564,030
Liabilities at Fair Value Through Profit or Loss	116,994,621	—	—	—	—	116,994,621
Derivative Financial Instruments	44,210,390	—	—	—	(15,275,050)	28,935,340
Repurchase transactions	55,196,186	50,550,803	—	—	(50,550,803)	55,196,186
Other Financial Liabilities	1,574,827,396	1,262,186,719	—	191,406,857	(17,964,385)	3,010,456,587
Financing Received from the Argentine Central Bank and Other Financial Institutions	102,885,024	358,517,987	—	1,294,999	(136,128,556)	326,569,454
Debt Securities	36,732,499	210,882,335	—	—	(28,413,073)	219,201,761
Current Income Tax Liabilities	558,207,480	23,515,158	21,134,848	41,162,892	—	644,020,378
Subordinated Debt Securities	491,258,870	—	—	—	(5,140,558)	486,118,312
Provisions	40,909,421	5,129,957	1,924,123	238,498	—	48,201,999
Deferred Income Tax Liabilities	—	—	30,622,427	10,409,761	—	41,032,188
Insurance Contracts Liabilities	—	—	249,911,215	—	(9,745)	249,901,470
Reinsurance Contracts Liabilities	—	—	5,115,361	—	—	5,115,361
Other Non-financial Liabilities	445,963,310	119,920,979	65,974,713	27,463,792	(1,663,527)	657,659,267
TOTAL LIABILITIES	16,576,835,096	2,516,774,949	374,682,687	271,991,382	(356,317,160)	19,383,966,954
The information by geographic segments as of the indicated dates is presented below:

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Argentina	Uruguay	Adjustments	Total as of 12.31.24
Net Income from interest	5,565,636,734	—	25,469,218	5,591,105,952
Net fee Income	1,198,378,366	(3,828,859)	(9,121,838)	1,185,427,669
Net Income from Financial Instruments measured at fair value through Profit or Loss	942,723,083	3,902,172	(5,373,474)	941,251,781
Income from Derecognition of Assets Measured at Amortized Cost	222,930,250	—	—	222,930,250
Exchange rate Differences on Foreign Currency	167,735,307	375,632	—	168,110,939
Other Operating Income	546,016,966	2,590,150	(18,335,428)	530,271,688
Insurance Business Result	1,240,686	—	16,162,243	17,402,929
Impairment Charge	(936,733,707)	—	—	(936,733,707)
Personnel Expenses	(1,118,546,320)	(1,321,085)	—	(1,119,867,405)
Administrative Expenses	(818,827,426)	(962,653)	1,150,304	(818,639,775)
Depreciation Expenses	(204,085,459)	(97,749)	—	(204,183,208)
Other Operating Expenses	(1,368,029,299)	—	51,311	(1,367,977,988)
Loss on net monetary position	(2,588,771,586)	(483,956)	—	(2,589,255,542)
Operating Income	1,609,667,595	173,652	10,002,336	1,619,843,583
Share of profit from Associates and Joint Ventures	780,861,835	—	—	780,861,835
Income before Taxes from Continuing Operations	2,390,529,430	173,652	10,002,336	2,400,705,418
Income Tax from Continuing Operations	(636,881,205)	—	—	(636,881,205)
Net Income from Continuing Operations	1,753,648,225	173,652	10,002,336	1,763,824,213
Net Income for the Year	1,753,648,225	173,652	10,002,336	1,763,824,213
Other Comprehensive Income (Loss)	16,086,982	(191,007)	—	15,895,975
Total Comprehensive Income Attributable to Parent company´s owners	1,769,882,942	(17,355)	10,002,336	1,779,867,923
Total Comprehensive (Expense) / Income Attributable to Non-controlling Interests	(147,735)	—	—	(147,735)

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Argentina	Uruguay	Adjustments	Total as of 12.31.23
Net Income from interest	4,091,111,404	—	(6,446,759)	4,084,664,645
Net fee Income	1,139,696,141	(1,308,704)	(23,811,603)	1,114,575,834
Net Income from Financial Instruments measured at fair value through Profit or Loss	635,058,805	911,221	11,590,083	647,560,109
Income from Derecognition of Assets Measured at Amortized Cost	99,551,168	—	—	99,551,168
Exchange rate Differences on Foreign Currency	1,447,892,535	377,558	—	1,448,270,093
Other Operating Income	919,669,817	629,959	(17,724,980)	902,574,796
Insurance Business Result	50,227,578	—	35,696,101	85,923,679
Impairment Charge	(450,820,015)	—	—	(450,820,015)
Personnel Expenses	(830,053,968)	(881,216)	—	(830,935,184)
Administrative Expenses	(698,646,608)	(1,286,215)	1,951,371	(697,981,452)
Depreciation Expenses	(199,233,528)	(21,316)	—	(199,254,844)
Other Operating Expenses	(1,337,131,708)	(7,161)	3,977	(1,337,134,892)
Loss on net monetary position	(3,588,759,079)	(1,355,610)	—	(3,590,114,689)
Operating Income	1,278,562,542	(2,941,484)	1,258,190	1,276,879,248
Share of profit from Associates and Joint Ventures	6,927,198	—	—	6,927,198
Income before Taxes from Continuing Operations	1,285,489,740	(2,941,484)	1,258,190	1,283,806,446
Income Tax from Continuing Operations	(486,656,385)	—	—	(486,656,385)
Net Income from Continuing Operations	798,833,355	(2,941,484)	1,258,190	797,150,061
Net Income for the Year	798,833,355	(2,941,484)	1,258,190	797,150,061
Other Comprehensive Income (Loss)	1,586,824	2,060,421	—	3,647,245
Total Comprehensive Income Attributable to Parent company´s owners	800,426,125	(881,063)	1,258,190	800,803,252
Total Comprehensive (Expense) / Income Attributable to Non-controlling Interests	(5,946)	—	—	(5,946)

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Argentina	Uruguay	Adjustments	Total as of 12.31.24
ASSETS
Cash and Due from Banks	7,489,396,336	1,388,772	(167,971,875)	7,322,813,233
Debt Securities at fair value through profit or loss	1,648,862,206	454,968	(11,390,192)	1,637,926,982
Derivative Financial Instruments	6,109,087	—	(1,591,184)	4,517,903
Repurchase Transactions	44,280,445	—	(44,280,445)	—
Other Financial Assets	1,893,491,925	—	(8,319,528)	1,885,172,397
Loans and Other Financing	15,728,758,127	59,784	(107,793,940)	15,621,023,971
Other Debt Securities	4,968,148,934	—	(103,486,774)	4,864,662,160
Financial Assets Pledged as Collateral	1,610,543,185	1,074,200	—	1,611,617,385
Current Income Tax Assets	227,168	—	—	227,168
Investments in Equity Instruments	45,693,300	—	—	45,693,300
Equity Investments in Associates and Joint Ventures	4,438,050	—	—	4,438,050
Property, Plant and Equipment	1,080,475,728	352,408	—	1,080,828,136
Intangible Assets	330,578,023	—	—	330,578,023
Deferred Income Tax Assets	442,983,468	—	—	442,983,468
Insurance Contract Assets	37,178,393	—	—	37,178,393
Reinsurance Contract Assets	59,124,372	—	—	59,124,372
Other Non-financial Assets	339,914,280	12,543	161	339,926,984
Non-current Assets Held for Sale	15,770,279	—	—	15,770,279
TOTAL ASSETS	35,745,973,306	3,342,675	(444,833,777)	35,304,482,204
LIABILITIES
Deposits	20,406,961,216	—	(175,833,285)	20,231,127,931
Liabilities at Fair Value Through Profit or Loss	13,155,051	—	(3,377,836)	9,777,215
Derivative Financial Instruments	9,920,885	—	(1,591,186)	8,329,699
Repurchase Transactions	467,375,495	—	(44,280,285)	423,095,210
Other Financial Liabilities	3,869,086,471	404,367	(1,377,845)	3,868,112,993
Financing Received from the Argentine Central Bank and Other Financial Institutions	582,556,909	—	(102,920,095)	479,636,814
Debt Securities	1,107,402,162	—	(11,390,192)	1,096,011,970
Current Income Tax Liabilities	174,577,677	—	—	174,577,677
Subordinated Debt Securities	392,404,519	—	(103,486,774)	288,917,745
Provisions	430,578,034	—	—	430,578,034
Deferred Income Tax Liabilities	148,911,933	—	—	148,911,933
Insurance Contracts Liabilities	723,274,097	—	(49,430)	723,224,667
Other Non-financial Liabilities	838,052,495	1,301,428	(526,849)	838,827,074
TOTAL LIABILITIES	29,164,256,944	1,705,795	(444,833,777)	28,721,128,962

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Argentina	Uruguay	Adjustments	Total as of 12.31.23
Cash and Due from Banks	4,794,569,944	2,025,676	(77,844,058)	4,718,751,562
Debt Securities at fair value through profit or loss	1,449,248,651	—	(33,553,631)	1,415,695,020
Derivative Financial Instruments	98,706,165	3,606	(15,275,050)	83,434,721
Repurchase Transactions	2,817,102,757	—	(50,550,803)	2,766,551,954
Other Financial Assets	444,420,359	—	(23,340,781)	421,079,578
Loans and Other Financing	7,439,258,551	24,673	(155,752,818)	7,283,530,406
Other Debt Securities	4,554,317,522	—	—	4,554,317,522
Financial Assets Pledged as Collateral	1,018,739,766	1,565,213	—	1,020,304,979
Current Income Tax Assets	4,836,969	—	—	4,836,969
Investments in Equity Instruments	22,785,410	—	—	22,785,410
Equity Investments in Associates and Joint Ventures	6,266,081	—	—	6,266,081
Property, Plant and Equipment	839,284,903	633,160	—	839,918,063
Intangible Assets	292,253,195	1,951	—	292,255,146
Deferred Income Tax Assets	448,622,915	—	—	448,622,915
Insurance Contract Assets	23,220,782	—	—	23,220,782
Reinsurance Contract Assets	67,655,158	—	—	67,655,158
Other Non-financial Assets	183,789,409	23,967	(19)	183,813,357
Non-current Assets Held for Sale	177,129	—	—	177,129
TOTAL ASSETS	24,505,255,666	4,278,246	(356,317,160)	24,153,216,752
Deposits	13,595,735,493	—	(101,171,463)	13,494,564,030
Liabilities at Fair Value Through Profit or Loss	116,994,621	—	—	116,994,621
Derivative Financial Instruments	44,210,390	—	(15,275,050)	28,935,340
Repurchase Transactions	105,746,989	—	(50,550,803)	55,196,186
Other Financial Liabilities	3,027,804,177	616,795	(17,964,385)	3,010,456,587
Financing Received from the Argentine Central Bank and Other Financial Institutions	462,698,010	—	(136,128,556)	326,569,454
Debt Securities	247,614,834	—	(28,413,073)	219,201,761
Current Income Tax Liabilities	644,020,378	—	—	644,020,378
Subordinated Debt Securities	491,258,870	—	(5,140,558)	486,118,312
Provisions	48,201,999	—	—	48,201,999
Deferred Income Tax Liabilities	41,032,188	—	—	41,032,188
Insurance Contracts Liabilities	249,911,215	—	(9,745)	249,901,470
Reinsurance Contracts Liabilities	5,115,361	—	—	5,115,361
Other Non-financial Liabilities	657,319,710	2,003,084	(1,663,527)	657,659,267
TOTAL LIABILITIES	19,737,664,235	2,619,879	(356,317,160)	19,383,966,954

NOTE 45. CAPITAL MANAGEMENT AND RISK POLICIES
The tasks related to risk information and internal control of each of the companies controlled by Grupo Financiero Galicia are defined and carried out rigorously by each of them.
Corporate risk management is monitored by the Audit Committee, which as well gathers and analyzes the information submitted by the main controlled companies.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As concerns risks, Banco Galicia embraces a policy that takes into consideration several aspects of the business and operations, abiding by the main guidelines of internationally accepted standards.
The specific function of the integral management of risks faced by Banco Galicia has been assigned to the Risk Area Management, ensuring its independence from the rest of the business areas by depending directly on the Bank’s General Management. Likewise, in order to have timely information and an agile and efficient structure that allows responding and adapting to the prevailing macro and microeconomic variables, the functions of granting and recovering credits, both for companies and individuals, are in charge of managements directly reporting to the Area, thus seeking greater efficiency in decision-making.
Additionally, the control and prevention of the risks of money laundering, terrorist financing, and other illicit activities, are in charge of the Prevention of Money Laundering Management, reporting to the Board of Directors, thus ensuring the Board of Directors is fully knowledgeable of the risks the Bank is exposed to, being in charge of designing and proposing the required policies and procedures for their identification, evaluation, follow-up, control, and mitigation.
The Risk Appetite framework has been specified as the risk level that would eventually be assumed in order to meet the business objectives. This specified Risk Appetite framework counts on different levels of risk acceptance, both in individual and consolidated terms. The Risk Appetite monitors, through a series of metrics and associated thresholds, the main risks assumed by the Bank, and divides them into the following dimensions: (i) Capital Risk (or Solvency); (ii) Financial Risk; (iii) Credit Risk; (iv) Operational Risk; (v) Cybersecurity. It should be noted that the last two dimensions also include monitoring the Reputational and Technological Risks.
Additionally, the Risks Area Management monitors the risk appetite set up, and conducts prospective analysis of the risk levels, aligning the management to the strategy and the business plan defined by the Board of Directors. It also promotes corporate policies aimed at mitigating verified (or potential) deviations from the accepted risk levels.
Capital Management
The Company’s goals are to generate returns to its shareholders, benefits to other groups of interest and keep the best capital structure. The latter will be given by the needs for investment in subsidiaries and new ventures, keeping the expected profitability levels and complying with the liquidity and solvency goals set.
Banco Galicia’s subsidiary determines the minimum capital requirement for each risk, in accordance with Argentine Central Bank regulations. The capital risk management is cross-sectional with respect to the other risks. Senior management is responsible for monitoring, overseeing, adjusting and ensuring compliance with its stated goals concerning capital management.
The Capital Adequacy Assessment Process (Proceso de Evaluación de Suficiencia de Capital—PESC) (reflected in the Capital Adequacy Report—IAC, as per its acronym in Spanish) enables to assess the relationship between own resources available and necessary resources to maintain an appropriate risk profile. This process also allows for the identification of both the economic capital needs and the sources to meet such needs.
To perform stress tests, four scenarios with different likelihood of occurrence are defined, which could affect the solvency and liquidity. The most likely to occur scenarios are used in management stress testing and are referred to when defining Risk Appetite thresholds. The least-likely to occur or least-severe scenarios are used in developing the Recovery Plan, which specifies the protocol defined for situations or events that may compromise the Bank’s operational capacity.
As of December 31, 2024, and December 31, 2023, Banco Galicia complied with the minimum capital requirement established by the Argentine Central Bank regulations. The balances of these items for Banco Galicia are detailed below, in accordance with the regulations and the currency in force each year.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Computable Regulatory Capital (RPC, as per the initials in Spanish) is made up of Core Capital and Supplementary Capital. Banco Galicia’s balance for such items as of December 31, 2024, and December 31, 2023, is as follows:

	12.31.24	12.31.23
Basic Shareholders’ Equity	6,170,810,792	1,600,079,694
(Deductible Items)	(982,150,688)	(304,644,028)
Equity Tier 1	5,188,660,104	1,295,435,666
Complementing shareholders’ Equity	51,625,000	80,848,330
Equity Tier 2	51,625,000	80,848,330
Regulatory Capital (RPC)	5,240,285,104	1,376,283,996
The breakdown of the minimum capital requirement determined for the Group is shown below:

	12.31.24	12.31.23
Credit Risk	1,431,086,626	288,667,341
Market Risk	71,490,398	52,837,873
Operational Risk	479,696,205	112,505,729
Minimum Capital Requirement	1,982,273,229	454,010,943
Integration	5,240,285,104	1,376,283,996
Excess	3,258,011,875	922,273,053
Financial Risks
Financial risk is a phenomenon inherent to the financial brokerage activity. The exposure to the different financial risk factors is a natural circumstance that cannot be completely avoided without affecting the Group’s long-term economic viability. However, the lack of management regarding risk exposures is one of the most significant short-term threats. Risk factors need to be identified and managed within a specific policy framework and policies are adopted that consider the risk profile and appetite to achieve long-term strategic objectives.
Market Risk
The “price risk” is the possibility of incurring losses as a consequence of the variation of the market price of financial assets whose value is subject to negotiation. Financial assets subject to “trading” or allocated to “own positions” will be government and private debt securities, shares, currencies, derivatives and debt instruments issued by the Argentine Central Bank.
Brokerage/trading transactions that are allowed and regulated by the Policy are as follows:
•Brokerage of Government and Provincial Securities.
•Brokerage of Currencies on the Spot and Futures Markets
•Brokerage of Interest Rate Derivatives. Interest Rate Futures and Interest Rate Swaps.
•Brokerage of Debt Instruments Issued by the Argentine Central Bank.
•Brokerage of Third-party Debt securities.
•Brokerage of Shares.
For the fiscal year 2024, a limit of 2.25% of TIER1 was set for all operations, with a closing amount of Ps.31,644,968.
At the close of the fiscal year, Banco Galicia's trading portfolio position exposed to price variations amounted to Ps. 3,617,643,402 (Ps. 1,078,574,438 of fixed income and Ps. 2,539,068,964 of currency). For each percentage of negative variation in prices, the impact on results was a decrease of Ps. 36,176,315.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Additionally, for the fiscal year 2024, a limit of Ps. 10,088,785 was set for all the operations of Banco GGAL S.A. As of 12.31.2024, the bank's trading portfolio position exposed to price fluctuations was Ps. 54,532,883 in Fixed Rate. For each percentage of negative price variation, the impact on results was a decrease of Ps. 2,111.
The “price risk” (market) is daily managed according to the strategy approved, the purpose of which is to keep the Group present in the different currencies, variable- and fixed-income and derivatives markets, while obtaining the maximum return as possible on brokerage, without exposing the latter to excessive risk levels. Finally, the designed policy contributes to providing transparency and facilitates the perception of the risk levels to which it is exposed. In order to measure and monitor risks derived from the variation in the price of financial instruments that form the trading or brokerage securities portfolio, a model known as “Value at Risk” (also known as “VaR”) is used. This model determines the possible loss that could be generated by different financial instruments at each time under the following critical parameters.
Currency Risk
The composition of Assets and Liabilities in domestic currency and foreign currency exposes the Bank’s financial position to the so-called “Currency Risk”, as a consequence of market fluctuations in the prices of the different currencies in which Financial Assets and Liabilities are nominated.
The Group’s exposure to the foreign exchange risk as of year-end by type of currency is shown below:

	Balances as of 12.31.24
Currency	Monetary Financial Assets (*)	Monetary Financial Liabilities (**)	Derivatives	Net Position
US Dollar	10,438,723	(10,045,913)	307,881	700,691
Euro	26,358	(15,070)	—	11,288
Canadian Dollar	1,954	(51)	—	1,903
Real	381	—	—	381
Swiss Franc	391	(408)	—	(17)
Others	2,187	(638)	—	1,549
Total	10,469,994	(10,062,080)	307,881	715,795
(*) Includes the following items: Cash and Due from Banks, Debt Securities at fair value through profit or loss, Derivative Financial Instruments, Repurchase Transactions, Other Financial Assets, Loans and Other Financing, Other Debt Securities, Financial Assets Pledged as Collateral and Investments in Equity Instruments.
(**) Includes the following items: Deposits, Liabilities at fair value through profit or loss, Derivative Financial Instruments, Repurchase Transactions, Other Financial Liabilities, Financing Received from the Argentine Central Bank and Other Financial Institutions, Debt Securities and Subordinated Debt Securities.

	Balances as of 12.31.23
Currency	Monetary Financial Assets (*)	Monetary Financial Liabilities (**)	Derivatives	Net Position
US Dollar	6,917,928	(5,342,110)	145,630	1,721,448
Euro	71,038	(13,183)	—	57,855
Canadian Dollar	1,950	(177)	—	1,773
Real	827	—	—	827
Swiss Franc	962	(707)	—	255
Others	2,305	(99)	—	2,206
Total	6,995,010	(5,356,276)	145,630	1,784,364

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(*) Includes the following items:Cash and Due from Banks, Debt Securities at fair value through profit or loss, Derivative Financial Instruments, Repurchase Transactions, Other Financial Assets, Loans and Other Financing, Other Debt Securities, Financial Assets Pledged as Collateral and Investments in Equity Instruments.
(**) Includes the following items: Deposits, Liabilities at fair value through profit or loss, Derivative Financial Instruments, Repurchase Transactions, Other Financial Liabilities, Financing Received from the Argentine Central Bank and Other Financial Institutions, Debt Securities and Subordinated Debt Securities.

		Balances as of 12.31.24		Balances as of 12.31.23
Currency	Change	Income (Loss)	Shareholders’ Equity	Income (Loss)	Shareholders’ Equity
US Dollar	10%	70,069	770,760	172,145	1,893,593
	-10%	(70,069)	630,622	(172,145)	1,549,303
Euro	10%	1,129	12,417	5,786	63,641
	-10%	(1,129)	10,159	(5,786)	52,069
Canadian Dollar	10%	190	2,093	177	1,950
	-10%	(190)	1,713	(177)	1,596
Real	10%	38	419	83	910
	-10%	(38)	343	(83)	744
Swiss Franc	10%	(2)	(19)	26	281
	-10%	2	(15)	(26)	229
Others	10%	155	1,704	221	2,427
	-10%	(155)	1,394	(221)	1,985
Interest Rate Risk
The different sensitivity of assets and liabilities to changes in “market interest rates” exposes the Group to the “interest rate risk”. It is the risk that the financial margin and the economic value of equity may vary as a consequence of fluctuations in market interest rates. The magnitude of such variation is associated with the sensitivity to interest rates of the structure of the Group’s assets and liabilities.
This risk factor (the change in interest rates) has an impact on two key variables: the “Net Financial Income (Expense)” and the “Present Value of Shareholders’ Equity”.
These methodologies imply a “short-term” approach (RFN), for which a “base case scenario” is submitted to a 400 basis points “interest rates” shock for Argentine pesos, and 200 basis points for Dollars and CER/UVA, and the variation of the Net Financial Income is estimated and compared with the limits assigned to said changes in the variables subject to control. For “long-term approach” (VP), statistical simulations of interest rates are performed, and a “critical” scenario is obtained, arising from the exposure to the interest rate risk presented by the balance sheet structure. The economic capital is obtained from the difference resulting from the “critical” scenario and the balance sheet market value, within a 99.5% confidence interval.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Group’s exposure to the interest rate risk is detailed below. This table shows the residual value of assets and liabilities, classified by the sooner of the interest renegotiation date or the maturity date.

	Term (in Days)
Assets and Liabilities at Variable Rate	Up to 30	From 30 to 90	From 90 to 180	From 180 to 365	More than 365	Total
As of 12.31.24
Total Financial Assets	10,009,670,784	2,716,635,356	2,666,588,517	1,907,132,195	10,118,218,077	27,418,244,929
Total Financial Liabilities	17,350,397,342	1,073,615,310	830,813,094	185,521,529	6,384,201,594	25,824,548,869
Net Amount	(7,340,726,558)	1,643,020,046	1,835,775,423	1,721,610,666	3,734,016,483	1,593,696,060
As of 12.31.23
Total Financial Assets	12,062,433,573	1,303,751,696	1,101,330,463	774,696,585	5,751,213,136	20,993,425,453
Total Financial Liabilities	11,986,280,476	723,966,423	254,887,974	164,564,496	4,323,629,622	17,453,328,991
Net Amount	76,153,097	579,785,273	846,442,489	610,132,089	1,427,583,514	3,540,096,462
The table below shows the sensitivity to potential additional changes in interest rates in the next fiscal year, considering the breakdown as of December 31, 2024. The percentage change budgeted by the Group for fiscal year 2024 was determined considering 100 bps and changes are considered reasonably possible on the basis on an observation of market conditions.

	Additional Changes to the Interest Rate	Increase/(Decrease) in Income before Income Tax in Pesos	Increase/(Decrease) in Shareholders’ Equity in %
Decrease in Interest Rate	-100 bp	6,957,793	0.4%
Increase in Interest Rate	100 bp	(5,584,201)	(0.4)%
Liquidity Risk
It contemplates the risk that the Group is unable to offset or liquidate a position at market value because:
•the assets that are part thereof do not have a sufficient secondary market; or
•market changes.
In measuring and daily following up the “stock liquidity” an internal model is used, which contemplates the characteristics of behavior of the Group’s main funding sources. Based on the Group’s experience in connection with the changes in deposits and other liabilities, this model determines the “liquidity requirements” applied to liabilities subject to the policy and give rise to the “Management Liquidity Requirement”. In determining these liquid resources, the remaining term of liabilities is also contemplated, as well as the currency in which they are denominated. The resulting liquidity requirement is allocated to “eligible assets” set by the policy. The management liquidity requirement, along with the legal minimum cash requirements, are part of the total liquidity available.
Daily liquidity management is supplemented by the estimated available funds or needs for the day, considering the opening balance of Argentine Central Bank’s account, deducting the daily minimum requirement, and including the main movements for the day. The latter results in the overestimated/underestimated balance that will be considered by operators in order to place funds or meet the financing needs.
The monthly liquidity follow-up and control from the “flow” standpoint, called “liquidity mismatch/liquidity gap”, are performed by estimating the accumulated mismatches within the first year as a percentage of total liabilities. The gap methodology used (contractual gaps) is consistent with the best international practices in the field.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In addition, the concentration of deposits is followed up and measured. In order to mitigate this risk factor, the policy designed restricts the involvement of two groups of customers to the total deposits: the first 10 customers and second 50 customers.
The table below shows an analysis of maturities of assets and liabilities, determined based on the remaining period as of December 31, 2024, and December 31, 2023, based on undiscounted cash flows:

	Less than 1 Month	1 to 6 Months	6 to 12 Months	12 Months to 5 Years	More than 5 Years	Total as of 12.31.24
Assets
Debt Securities measured at Fair Value through Profit or Loss	1,612,532,417	3,964,361	3,429,953	28,715,471	10,811,973	1,659,454,175
Derivative Financial Instruments	4,517,903	—	—	—	—	4,517,903
Other Financial Assets	2,080,673,527	1,345,304	1,630,401	39,831,238	—	2,123,480,470
Loans and Other Financing	21,178,320,272	6,047,194,138	2,673,873,511	4,254,490,361	876,621,826	35,030,500,108
Other Debt Securities	4,887,282,203	947,735	3,549,006	2,272,939	—	4,894,051,883
Financial Assets Pledged as Collateral	1,611,617,386	—	—	—	—	1,611,617,386
Investments in Equity Instruments	45,693,300	—	—	—	—	45,693,300
Liabilities
Deposits	19,531,301,819	692,117,510	61,829,509	2,782,679	—	20,288,031,517
Liabilities at fair value through profit or loss	9,777,215	—	—	—	—	9,777,215
Derivative Financial Instruments	5,918,362	1,976,666	434,672	—	—	8,329,700
Repurchase Transactions	423,095,209	—	—	—	—	423,095,209
Other Financial Liabilities	3,133,719,258	638,170,232	4,913,784	1,878,682	4,858,328	3,783,540,284
Lease liabilities	17,406,132	3,986,313	5,178,544	39,040,187	591,042	66,202,218
Financing Received from the Argentine Central Bank and Other Financial Institutions	158,385,962	258,400,344	85,429,862	35,488,681	8,121,317	545,826,166
Debt Securities	19,343,298	539,550,630	259,609,853	457,677,744	—	1,276,181,525
Subordinated Debt Securities	11,109,935	—	11,109,935	301,153,719	—	323,373,589

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Less than 1 Month	1 to 6 Months	6 to 12 Months	12 Months to 5 Years	More than 5 Years	Total as of 12.31.23
Assets
Debt Securities measured at Fair Value through Profit or Loss	1,388,188,441	23,178,533	49,252,613	5,222,465	—	1,465,842,052
Derivative Financial Instruments	83,434,720	—	—	—	—	83,434,720
Repurchase Transactions	2,874,410,596	—	—	—	—	2,874,410,596
Other Financial Assets	321,991,293	4,251,793	5,118,935	132,439,320	—	463,801,341
Loans and Other Financing	11,291,770,522	3,211,574,579	1,034,364,821	908,445,138	335,843,862	16,781,998,922
Other Debt Securities	4,563,976,236	3,794,755	4,262,513	15,174,279	—	4,587,207,783
Financial Assets Pledged as Collateral	1,020,304,979	—	—	—	—	1,020,304,979
Investments in Equity Instruments	22,785,410	—	—	—	—	22,785,410
Liabilities
Deposits	13,352,813,359	416,122,854	51,639,567	170,980	—	13,820,746,760
Liabilities measured at Fair Value trough Profit or Loss	116,994,621	—	—	—	—	116,994,621
Derivative Financial Instruments	28,935,340	—	—	—	—	28,935,340
Repurchase transactions	55,196,186	—	—	—	—	55,196,186
Other Financial Liabilities	2,574,550,563	371,440,230	6,725,569	20,201,037	8,315,272	2,981,232,671
Lease Liabilities	1,911,841	4,964,931	6,626,616	15,890,287	17,199,835	46,593,510
Financing Received from the Argentine Central Bank and Other Financial Institutions	148,163,460	204,205,594	56,545,961	10,463,776	—	419,378,791
Debt Securities	37,677,027	166,251,001	45,372,502	18,584,005	—	267,884,535
Subordinated Debt Securities	35,755,791	—	18,625,864	506,240,111	—	560,621,766
Credit Risk
Credit risk arises from the possibility of suffering losses due to a debtor’s or counterparty’s noncompliance with its contractual obligations. It is the one that requires the greatest need for capital, including that arising from the risk of individual and sectorial concentration, which represents supplementary approximations to the intrinsic credit risk.
Accordingly, the Group uses credit assessment and risk monitoring tools that allow the entity to manage risks in a streamlined and controlled manner and that foster the adequate diversification of portfolios, both on an individual basis and by economic sector, thus controlling its exposure to potential risks.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The credit quality of debt securities as of December 31, 2024, is as follows:

	Government Securities
Rating	Government Bonds	Provincial Bonds	Autonomous City of Buenos Aires Bonds	Treasury Bills	Argentine Central Bank’s Bills	Foreign government bonds	Private Securities	Total as of 12.31.24
AAA	—	—	—	—	—	29,251,662	14,865,256	44,116,918
AAA(arg)	—	—	—	—	—	—	22,719,422	22,719,422
Aaa.ar	—	—	—	—	—	—	22,901,300	22,901,300
AA+	—	—	—	—	—	—	12,409,943	12,409,943
AA+(arg)	—	—	—	—	—	—	2,735,592	2,735,592
AA+.ar	—	—	—	—	—	—	65,071	65,071
AA(arg)+	—	—	—	—	—	—	4,422,185	4,422,185
AA	—	—	—	—	—	—	10,763,771	10,763,771
AA(arg)	—	—	—	—	—	—	11,261,123	11,261,123
AA.ar	—	—	—	—	—	—	49,713	49,713
AA-	—	—	—	—	—	—	339,114	339,114
AA-(arg)	—	—	—	—	—	—	309,709	309,709
AA(arg)-	—	—	—	—	—	—	110,618	110,618
A+	—	—	—	—	—	—	3,320,671	3,320,671
A+.ar	—	—	—	—	—	—	877,859	877,859
A1(arg)	—	—	—	—	—	—	514,333	514,333
A1(arg)+	—	—	—	—	—	—	4,500,394	4,500,394
A1+	—	—	—	—	—	—	3,971,540	3,971,540
A-1.ar	—	—	—	—	—	—	4,442,374	4,442,374
A	—	—	—	—	—	—	136,743	136,743
A(arg)	—	—	—	—	—	—	3,652,410	3,652,410
A2(arg)	—	—	—	—	—	—	243,849	243,849
A-	—	—	—	—	—	—	305,058	305,058
A-(arg)	—	—	—	—	—	—	374,142	374,142
A-.ar	—	—	—	—	—	—	1,044,610	1,044,610
BBB+	—	—	—	—	—	—	312,877	312,877
BBB(arg)	—	—	—	—	—	—	3,070	3,070
BB(arg)	—	—	—	—	—	—	13,041	13,041
raB+	—	—	—	—	—	—	763,325	763,325
B	—	—	—	—	—	—	1,356	1,356
B-	—	—	—	—	—	—	121	121
BB-	—	—	—	—	—	—	9,617,685	9,617,685
CCC+	—	—	—	—	—	—	30	30
CCC	998,795,153	52,786,537	4,439,833	409,986,704	2,816,801	—	1,196,589	1,470,021,617
C(arg)	—	—	—	—	—	—	34,021	34,021
D(arg)	—	—	—	—	—	—	1,571,377	1,571,377
Total	998,795,153	52,786,537	4,439,833	409,986,704	2,816,801	29,251,662	139,850,292	1,637,926,982

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The credit quality of debt securities as of December 31, 2023, is as follows:

	Government Securities
Rating	Government Bonds	Provincial Bonds	Autonomous City of Buenos Aires Bonds	Treasury Bills	Argentine Central Bank’s Bills	Foreign government bonds	Private Securities	Total as of 12.31.23
AAA	—	47,729	—	—	—	37,629,548	29,951,455	67,628,732
AA+	—	—	5,416,510	—	—	—	1,183,234	6,599,744
AA	—	150,659	—	—	—	—	16,022,112	16,172,771
AA-	1,235,871	—	—	—	—	—	403,961	1,639,832
A+	—	—	—	—	—	—	6,137,109	6,137,109
A1	—	—	—	—	—	—	286,908	286,908
A	—	—	—	—	—	—	3,653,846	3,653,846
A2	—	—	—	—	—	—	633,612	633,612
A-	—	1,829,721	—	—	—	—	1,482,762	3,312,483
BBB-	—	2	—	—	—	—	—	2
B1	—	400,739	—	—	—	—	—	400,739
BB-	—	—	—	—	—	—	1,535,383	1,535,383
CCC	1,292,826,374	—	—	14,767,400	—	—	100,085	1,307,693,859
Total	1,294,062,245	2,428,850	5,416,510	14,767,400	—	37,629,548	61,390,467	1,415,695,020
Summary of credit risk
The following disclosures present the gross carrying amount of financial instruments to which the impairment requirements in IFRS 9 are applied and the associated allowance for loan losses.
Those credits that do not have reasonable expectations of recovering the contractual cash flows are eliminated from the Group’s assets and are recognized in “Off-balance Items”.
The credit quality related to loans granted is detailed in Schedule B.
The breakdown by term of “Net Loans and Other Financing” is detailed in Schedule D.
Impairment of financial assets
The “Expected Credit Loss” (“ECL”) model applies to financial assets which are measured at both amortized cost and fair value through OCI.
The standard establishes a "three stages" model for impairment based on changes in credit quality since initial recognition. Stage 1 includes financial assets with normal or no significant risk associated; Stage 2 includes financial assets for which a significant increase in credit risk (“SICR”) has been identified but they are not yet deemed to be credit-impaired, and Stage 3 comprises financial assets which are defaulted and/or subject to serious risk of impairment.
To calculate the provisions for credit impairment risk, IFRS 9 differentiates between each of the three stages. The resulting concepts are explained as follows:
•Expected Credit Losses within a 12-month period: possible events of default within the 12 months following the date of the presentation of financial statements. Assets included in Stage 1 have their ECL measured at 12-month ECL.
•Lifetime Expected Credit Losses: ECL during the active period of the financial asset, which results of calculating the probability of default of an asset throughout its life, up until its maturity. Instruments in Stage 2 or 3 have their ECL measured based on lifetime ECL.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
A pervasive concept in measuring ECL in accordance with IFRS 9 is that it should consider forward looking information. The Group has included below an explanation on how it has incorporated this in its ECL models.
Grouping of instruments for losses measured on a collective basis
The ECLs are estimated both individually and collectively. The objective of the Group's individual estimate is to estimate expected losses for certain impaired loans or for those loans that require specific treatment.
The population of individual cases can be divided as follows:
•For impaired loans that meet the following conditions: commercial portfolio, debt of more than one million dollars, and BCRA classification "C" or higher, an individual report is prepared in which the recovery expectation and its complement, the LGD, are analyzed to determine the expected loss.
•For loans with specific analyses, when it is detected that there are cases in which the collective model does not reflect the expected loss expectation, the estimate is made individually. In addition to what was mentioned in the first point, a PD estimate is also made.
For expected credit loss provisions modelled on a collective basis, a grouping of exposures is performed based on shared risks characteristics, such that risk exposures within group are homogeneous. In performing this grouping, there must be sufficient information for the group to be statistically credible. Where sufficient information is not available internally, the Group has considered benchmarking internal/external supplementary data to use for modelling purposes.
The Group has identified four groupings: Retail, Retail-like, Wholesale and Naranja X, amongst these four segments the Group estimates parameters in a more granular way based on the shared risk characteristics.
Stage classification
Each subsidiary of Grupo Galicia classifies financial instruments subject to impairment under IFRS 9 in stages, as follows:
•Stage 1: in the case of retail portfolios, it includes every operation up to 30 days past due. In the case of wholesale portfolios, it considers every client whose BCRA situation indicates a normal status (A1) (i.e. low risk of bankruptcy).
•Stage 2: considers two groups:
◦For retail and retail like Portfolios between 31 and 90 days past due. For wholesale it considers credit ratings for which the risk of default has increased significantly (B).
◦Probability of Default (“PD”) or Score with impairment risk.
•Stage 3: For retail portfolios, it includes every operation amounting 90 or more days past due. For wholesale portfolios, it considers every client whose BCRA situation indicates serious risk of bankruptcy (C, D, E). Furthermore, this stage also includes refinanced transactions originated more than 90 days past due or with another transaction in force within the last 24 months.
Significant Increase in credit risk
The Group considers a financial instrument to have experienced a significant increase in credit risk when any of the following conditions exist:
____________________

[1]	The analysis of the customer’s cash flow shows that it is capable of attend adequately all its financial commitments.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Retail Portfolio

BCRA situation	Extra conditions to be considered stage 2
A, B1	- Cure (*)
- Between 30 and 90 past due days
- Probability of Default (“PD”) or Score (**) with impairment risk
C	- It does not apply to defaulted clients

Retail-like Portfolio

BCRA situation	Extra conditions to be considered stage 2
A, B1	- Cure (*)
- Between 30 and 90 past due days
- Probability of Default (“PD”) or Score (**) with impairment risk
C	- It does not apply to defaulted clients

Wholesale Portfolio

BCRA situation	Extra conditions to be considered stage 2
A	- Cure (*)
- BCRA situation B1
- Probability of Default (“PD”) or Score (**) with impairment risk
C	- It does not apply to defaulted clients

(*)	It refers to customers who have been in stage 3 and back to stage 1, the entity has decided to keep them in stage 2.
(**)	Internal scoring.
Definition of Default
A financial asset is in default whenever a payment is more than 90 days past due, or if the Company considers the payment will not be fully reimbursed.
The credit analysis for wholesale loans is not the same as for retail loans, Grupo Galicia’s definition of default for wholesale portfolios is based on a credit analysis of the individual borrower.
The default definition has been applied consistently to model the Probability of Default (PD), Exposure at Default (EAD) and Loss given Default (LGD) throughout the Group’s expected loss calculations:
•Probability of Default (“PD”): it represents the likelihood of a borrower defaulting on its financial obligation (as per the definition of default included above), either over the next 12 months or the remaining lifetime of the obligation.
•Exposure at the moment of Default (“EAD”): it is based on the amounts the Group expects to be owed at the time of default, over the next 12 months or over the remaining lifetime. For example, for a revolving commitment, the Group includes the current draw down balance plus any further amount that it is expected to be drawn up to the current contractual limit by the potential time of default.
•Loss given Default (“LGD”): this represents Grupo Galicia’s expectation of effective loss from the total exposure at default. Its value changes according to the counterparty, seniority of the claim and availability of collateral or other credit support. LGD is expressed as a percentage loss per Peso of exposure at the time of default and is calculated on a 12-month or lifetime basis, where 12-month LGD is the percentage loss expected to be incurred if default occurs within the next 12 months and lifetime LGD

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
is the percentage loss expected to be incurred if default occurs during the remaining life of the financial instrument.
The ECL is determined by projecting the PD, LGD, and EAD for each future month and for each individual exposure or group segment. These three components are multiplied and adjusted for the probability of survival (i.e., the exposure has not been prepaid or entered default in a prior month). This effectively calculates an ECL for each future month, which is then discounted to the filing date and aggregated. The discount rate used in calculating the ECL is the original effective interest rate or an approximation thereof.
An instrument is considered to no longer be in default when it no longer meets any of the default criteria above mentioned.
Methodology for Expected Credit Loss estimation
Expected credit loss impairment allowances recognized in the financial statements reflect the effect of a range of possible economic outcomes, calculated on a probability-weighted basis, based on the economic scenarios described below. The recognition and measurement of expected credit losses (‘ECL’) involves the use of significant judgment and estimation. It is necessary to formulate multiple forward-looking economic forecasts and incorporate them into the ECL estimates. Grupo Galicia uses a standard framework to form economic scenarios to reflect assumptions about future economic conditions, supplemented with the use of management judgment, which may result in using alternative or additional economic scenarios and/or management adjustments.
IFRS 9 establishes the following standards regarding the estimation of credit loss:
•An unbiased weighted probability index determined by the evaluation of different outcomes.
•Time value of money
•Reasonable and sustainable information available at no additional cost or effort that provides evidence to support forecasts, as well as present conditions and past events.
According to IFRS 9, Grupo Galicia prepared three different scenarios with different probabilities: a base scenario with 70% probability of occurrence, a pessimistic scenario with 15% probability of occurrence and an optimistic scenario with 15% probability of occurrence.

Scenario Probabilities	Base	Optimistic	Pessimistic
Retail, Retail like and Wholesale	70%	15%	15%
Naranja	70%	15%	15%
In order to take time value of money into account, Grupo assumes expected losses will take place according to the PD behavior.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Key macroeconomic variables used in the scenarios described below are shown in the table:

Macroeconomic Variable Projections (%)		QI - 2025(*)	QII - 2025 (*)	QIII - 2025 (*)	QIV - 2025 (*)
GDP	Base	3.7%	7.1%	5.0%	5.9%
	Optimistic	4.2%	8.1%	6.6%	8.0%
	Pessimistic	1.6%	2.9%	-1.1%	-2.2%
Unemployment Rate	Base	-8.6%	-7.5%	-2.9%	-1.7%
	Optimistic	-13.8%	-12.7%	-8.5%	-7.3%
	Pessimistic	17.5%	19.0%	24.8%	26.4%
Real Salary	Base	14.8%	7.1%	4.9%	4.9%
	Optimistic	16.7%	9.0%	7.3%	8.1%
	Pessimistic	12.4%	1.1%	-4.2%	-7.1%
Badlar rate	Base	-62.3%	-7.9%	-25.3%	-21.7%
	Optimistic	-74.0%	-37.8%	-50.7%	-49.7%
	Pessimistic	-52.9%	44.2%	22.4%	34.8%
Consumer Price Index (CPI)	Base	56.8%	40.5%	32.1%	27.3%
	Optimistic	53.6%	34.8%	24.1%	17.2%
	Pessimistic	68.5%	62.3%	64.2%	70.2%
(*) These variations were calculated based on annual basis.
Grupo Galicia has also carried out sensitivity analysis to assess the impact of volatility on macroeconomic variables on the result of the expected credit losses.

Scenario 1 (change in the probability of the macroeconomic scenarios)	Base scenario	Sensitivity
Regular scenario	70%	45%
Positive scenario	15%	10%
Negative scenario	15%	45%
Grupo Financiero Galicia ECL	770,114,640	822,901,728
Retail, Retail like and Wholesale ECL	491,975,457	542,574,709
Naranja ECL	278,139,183	280,327,019

Scenario 2 (change in forecast GDP, inflation, nominal exchange rate, unemployment, current account)	Regular scenario	Positive scenario	Negative scenario
Macroeconomic scenario probability	70%	15%	15%

		Sensitivity
GDP	1%	1%	1%
Unemployment Rate	10%	10%	10%
Real Salary	-5%	-5%	-5%
Badlar rate	5%	2%	5%
CPI	2%	2%	2%
Grupo Financiero Galicia ECL		772,028,609
Retail, Retail like and Wholesale RCL		491,701,590
Naranja ECL		280,327,019

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Maximum exposure to credit risk
Unless identified at an earlier stage, all financial assets are deemed to have suffered a significant increase in credit risk when they are 30 days past due (“DPD”) and are transferred from stage 1 to stage 2. The following disclosure presents the ageing of stage 2 financial assets. It distinguishes those assets that are classified as stage 2 when they are less than 30 days past due (1-29 DPD) from those that are more than 30 DPD (30 and >DPD). Past due financial instruments are those loans where customers have failed to make payments in accordance with the contractual terms of their facilities.
The following table contains an analysis of the credit risk exposure of financial instruments for which an ECL allowance is recognized.

	Retail Portfolio
	December 31, 2024				December 31, 2023
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total	Total
Days past due
0	5,055,678,051	236,509,830	43,334,191	5,335,522,072	2,304,558,365
1-30	153,851,520	46,467,349	12,400,561	212,719,430	61,431,095
31-60	—	67,567,123	11,062,278	78,629,401	21,682,491
61-90	—	31,863,008	20,914,739	52,777,747	18,542,113
Default	—	—	147,804,163	147,804,163	92,233,104
Gross Carrying amount	5,209,529,571	382,407,310	235,515,932	5,827,452,813	2,498,447,168
Loss allowance	(192,983,328)	(43,835,122)	(162,435,036)	(399,253,486)	(168,883,878)
Net Carrying amount	5,016,546,243	338,572,188	73,080,896	5,428,199,327	2,329,563,290

	Retail like Portfolio
	December 31, 2024				December 31, 2023
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total	Total
Days past due
0	2,479,696,821	46,949,559	8,795,349	2,535,441,729	1,543,394,521
1-30	27,307,566	6,776,854	2,889,626	36,974,046	23,873,747
31-60	—	3,303,944	542,063	3,846,007	7,033,508
61-90	—	2,206,064	1,233,492	3,439,556	4,764,892
Default	—	—	19,705,073	19,705,073	26,681,401
Gross Carrying amount	2,507,004,387	59,236,421	33,165,603	2,599,406,411	1,605,748,069
Loss allowance	(17,376,939)	(4,811,607)	(17,907,548)	(40,096,094)	(31,954,128)
Net Carrying amount	2,489,627,448	54,424,814	15,258,055	2,559,310,317	1,573,793,941

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Wholesale Portfolio
	December 31, 2024				December 31, 2023
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total	Total
Days past due
A	8,202,413,407	2,159,631	—	8,204,573,038	9,767,905,362
B1	975,179,166	1,928,248	205,796	977,313,210	5,279,233
Default	—	—	30,435,827	30,435,827	3,217,119
Gross Carrying amount	9,177,592,573	4,087,879	30,641,623	9,212,322,075	9,776,401,714
Loss allowance	(39,714,862)	(396,441)	(12,514,574)	(52,625,877)	(25,422,072)
Net Carrying amount	9,137,877,711	3,691,438	18,127,049	9,159,696,198	9,750,979,642

	Naranja X
	December 31, 2024				December 31, 2023
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total	Total
Days past due
0	3,283,979,414	201,175,162	81,886	3,485,236,462	2,064,709,661
1-30	178,540,175	39,978,487	22,725	218,541,387	90,701,442
31-60	—	114,684,122	51,660	114,735,782	29,202,495
61-90	—	79,008,757	1,544,110	80,552,867	12,043,802
Default	—	—	140,391,180	140,391,180	43,280,851
Gross Carrying amount	3,462,519,589	434,846,528	142,091,561	4,039,457,678	2,239,938,251
Loss allowance	(118,205,072)	(70,925,317)	(89,008,794)	(278,139,183)	(100,716,060)
Net Carrying amount	3,344,314,517	363,921,211	53,082,767	3,761,318,495	2,139,222,191

	Retail Portfolio
	December 31, 2023				December 31, 2022
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total	Total
Days past due
0	1,803,486,492	480,743,358	20,328,515	2,304,558,365	1,025,423,990
1-30	31,011,243	26,941,130	3,478,722	61,431,095	28,044,026
31-60	—	19,049,243	2,633,248	21,682,491	10,270,944
61-90	—	12,884,280	5,657,833	18,542,113	7,158,059
Default	—	—	92,233,104	92,233,104	64,978,008
Gross Carrying amount	1,834,497,735	539,618,011	124,331,422	2,498,447,168	1,135,875,027
Loss allowance	(35,703,943)	(36,189,400)	(96,990,535)	(168,883,878)	(143,794,076)
Net Carrying amount	1,798,793,792	503,428,611	27,340,887	2,329,563,290	992,080,951

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Retail like Portfolio
	December 31, 2023				December 31, 2022
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total	Total
Days past due
0	1,300,746,487	235,384,466	7,263,568	1,543,394,521	785,900,384
1-30	11,449,841	10,524,411	1,899,495	23,873,747	8,470,364
31-60	—	6,049,830	983,678	7,033,508	1,784,630
61-90	—	3,511,280	1,253,612	4,764,892	1,219,035
Default	—	—	26,681,401	26,681,401	10,257,597
Gross Carrying amount	1,312,196,328	255,469,987	38,081,754	1,605,748,069	807,632,010
Loss allowance	(6,336,174)	(5,517,265)	(20,100,689)	(31,954,128)	(19,473,872)
Net Carrying amount	1,305,860,154	249,952,722	17,981,065	1,573,793,941	788,158,138

	Wholesale Portfolio
	December 31, 2023				December 31, 2022
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total	Total
Days past due
A	9,589,854,319	178,051,043	—	9,767,905,362	2,366,514,431
B1	—	5,257,830	21,403	5,279,233	988,111
Default	—	—	3,217,119	3,217,119	3,362,314
Gross Carrying amount	9,589,854,319	183,308,873	3,238,522	9,776,401,714	2,370,864,856
Loss allowance	(18,093,721)	(5,050,252)	(2,278,099)	(25,422,072)	(11,581,608)
Net Carrying amount	9,571,760,598	178,258,621	960,423	9,750,979,642	2,359,283,248

	Naranja X
	December 31, 2023				December 31, 2022
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total	Total
Days past due
0	2,052,871,581	11,838,080	—	2,064,709,661	779,945,789
1-30	87,321,354	3,380,088	—	90,701,442	37,208,191
31-60	—	29,202,495	—	29,202,495	11,169,781
61-90	—	12,043,802	—	12,043,802	5,846,970
Default	—	—	43,280,851	43,280,851	18,268,871
Gross Carrying amount	2,140,192,935	56,464,465	43,280,851	2,239,938,251	852,439,602
Loss allowance	(59,143,108)	(14,579,672)	(26,993,280)	(100,716,060)	(44,361,792)
Net Carrying amount	2,081,049,827	41,884,793	16,287,571	2,139,222,191	808,077,810
The Grupo Galicia employs a range of policies and practices to mitigate credit risk. The most common of these is accepting collateral for loans or funds advanced. The Group has internal policies on the acceptability of specific classes of collateral.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Grupo Galicia policies regarding obtaining collateral have not significantly changed during the reporting period and there has been no significant change in the overall quality of the collateral held by the Group since the prior period.
This table provides information on balance sheet items and their collateral in offsets as well as loan and other credit-related commitments.
Assets Subject to Impairment

Item	Carrying Amount	Loss Allowances	Net Gross Carrying Amount	Collateral´s Fair Value
Advances	680,086,804	(10,299,271)	669,787,533	—
Documents	4,264,408,098	(15,056,631)	4,249,351,467	—
Mortgage Loans	344,863,307	(9,879,852)	334,983,455	935,617,587
Pledge Loans	431,716,236	(14,402,091)	417,314,145	535,947,621
Personal Loans	1,914,619,084	(220,551,970)	1,694,067,114	—
Credit Card Loans	6,693,176,924	(411,196,007)	6,281,980,917	—
Financial Leases	34,589,915	(966,110)	33,623,805	—
Other Financial Assets	1,524,757,678	(1,589,041)	1,523,168,637	—
Other Debt Securities	2,382,747,152	(15,617,434)	2,367,129,718	—
Financial Assets Pledged as Collateral	1,452,168,348	(74,170)	1,452,094,178	—
Others	1,955,505,431	(70,482,063)	1,885,023,368	2,056,610,739
Total as of December 31, 2024	21,678,638,977	(770,114,640)	20,908,524,337	3,528,175,947
The following table shows information about the mortgage portfolio LTV distribution.

Mortgages Portfolio -LTV Distribution	Exposure
Lower than 50%	385,400
50 to 60%	136,887
60 to 70%	102,035
70 to 80%	153,206
80 to 90%	19,515
90 to 100%	6,998
Higher than 100%	12,076
Total	816,117
Evolution of the exposure to credit risk and the related allowances
The credit risk allowance recognized in the fiscal year is affected by a variety of factors, such as:
•transfers between Stage 1 and Stages 2 or 3 because the financial instruments experience significant credit risk increases (or decreases), or become impaired in the period, with the corresponding “increase” (or “decrease”) between the 12-month and Lifetime ECL;
•additional allocations for new financial instruments recognized during the fiscal year, as well as reversals of allowances for loan losses for financial instruments derecognized in the fiscal year;
•impact on ECL measurements of changes in PD, EAD and LGD in the fiscal year, arising from the periodic update of inputs to the models;
•impact on ECL measurement due to changes in models and assumptions;
•impacts due to passing of time resulting from an update to the present value;
•local currency translations for assets denominated in foreign currency and other changes;

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
•financial assets derecognized during the period and application of allowances related to assets derecognized in the balance sheet during the fiscal year; and

The following tables explain the changes in the loss allowance between the beginning and the end of the fiscal year due to these factors:

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2023	35,703,943	36,189,400	96,990,535	168,883,878
Inflation effect	(38,747,483)	(23,967,307)	(66,521,066)	(129,235,856)
Financial instruments arising from business combinations (*)	4,165,446	—	1,704,014	5,869,460
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(681,734)	681,734	—	—
Transfer from Stage 1 to Stage 3	(569,196)	—	569,196	—
Transfer from Stage 2 to Stage 1	8,094,466	(8,094,466)	—	—
Transfer from Stage 2 to Stage 3	—	(995,582)	995,582	—
Transfer from Stage 3 to Stage 2	—	6,333,240	(6,333,240)	—
Transfer from Stage 3 to Stage 1	668,025	—	(668,025)	—
New Financial Assets Originated or Purchased	127,524,103	32,908,977	159,923,976	320,357,056
Changes in PDs/LGDs/EADs	57,433,490	5,664,071	3,197,330	66,294,891
Foreign exchange and other movements	5,142,509	1,476,384	145,620,342	152,239,235
Write-offs	(925,189)	—	(86,977,297)	(87,902,486)
Other movements with no P&L impact
Financial assets collected during the year	(4,825,052)	(6,361,329)	(86,066,311)	(97,252,692)
Loss Allowance as of December 31, 2024	192,983,328	43,835,122	162,435,036	399,253,486
(*) See Note 15 business combinations.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Retail Like Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2023	6,336,174	5,517,265	20,100,689	31,954,128
Inflation effect	(5,671,114)	(3,454,874)	(11,812,626)	(20,938,614)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(98,262)	98,262	—	—
Transfer from Stage 1 to Stage 3	(25,424)	—	25,424	—
Transfer from Stage 2 to Stage 1	701,498	(701,498)	—	—
Transfer from Stage 2 to Stage 3	—	(129,627)	129,627	—
Transfer from Stage 3 to Stage 2	—	135,036	(135,036)	—
Transfer from Stage 3 to Stage 1	38,235	—	(38,235)	—
New Financial Assets Originated or Purchased	17,028,907	3,963,271	15,022,483	36,014,661
Changes in PDs/LGDs/EADs	1,153,345	376,182	503,866	2,033,393
Foreign exchange and other movements	(199,600)	602,212	27,141,598	27,544,210
Write-offs	—	—	(14,026,033)	(14,026,033)
Other movements with no P&L impact
Financial assets collected during the year	(1,886,820)	(1,594,622)	(19,004,209)	(22,485,651)
Loss Allowance as of December 31, 2024	17,376,939	4,811,607	17,907,548	40,096,094

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2023	18,093,721	5,050,252	2,278,099	25,422,072
Inflation effect	(12,437,485)	(2,584,768)	(1,206,992)	(16,229,245)
Financial instruments arising from business combinations (*)	1,983,307	—	3,655,977	5,639,284
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(2)	2	—	—
Transfer from Stage 1 to Stage 3	(2)	—	2	—
Transfer from Stage 2 to Stage 1	216,624	(216,624)	—	—
Transfer from Stage 2 to Stage 3	—	(985,195)	985,195	—
Transfer from Stage 3 to Stage 2	—	—	—	—
Transfer from Stage 3 to Stage 1	—	—	—	—
New Financial Assets Originated or Purchased	59,312,937	129,499	6,435,318	65,877,754
Changes in PDs/LGDs/EADs	(1,110,296)	258,816	(115,239)	(966,719)
Foreign exchange and other movements	(17,352,699)	(12,977)	4,087,549	(13,278,127)
Write-offs	(434,920)	—	(1,032,713)	(1,467,633)
Other movements with no P&L impact
Financial assets collected during the year	(8,556,323)	(1,242,564)	(2,572,622)	(12,371,509)
Loss Allowance as of December 31, 2024	39,714,862	396,441	12,514,574	52,625,877
(*) See Note 15 business combinations.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Naranja X	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2023	59,143,108	14,579,672	26,993,280	100,716,060
Inflation effect	(47,059,353)	(17,086,577)	(21,017,656)	(85,163,586)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(1,736,158)	1,736,158	—	—
Transfer from Stage 1 to Stage 3	(1,732,449)	—	1,732,449	—
Transfer from Stage 2 to Stage 1	3,901,752	(3,901,752)	—	—
Transfer from Stage 2 to Stage 3	—	(718,460)	718,460	—
Transfer from Stage 3 to Stage 2	—	3,877	(3,877)	—
Transfer from Stage 3 to Stage 1	148,601	—	(148,601)	—
New Financial Assets Originated or Purchased	84,205,694	78,832,209	55,050,859	218,088,762
Changes in PDs/LGDs/EADs	99,705,954	9,108,483	46,218,795	155,033,232
Other movements with no P&L impact
Financial assets collected during the year	(78,372,077)	(11,628,293)	(20,534,915)	(110,535,285)
Loss Allowance as of December 31, 2024	118,205,072	70,925,317	89,008,794	278,139,183

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2022	101,601,213	76,932,007	130,047,924	308,581,144
Inflation effect	(71,761,718)	(66,067,982)	(140,693,083)	(278,522,783)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(4,147,317)	4,147,317	—	—
Transfer from Stage 1 to Stage 3	(1,999,301)	—	1,999,301	—
Transfer from Stage 2 to Stage 1	5,415,278	(5,415,278)	—	—
Transfer from Stage 2 to Stage 3	—	(3,156,285)	3,156,285	—
Transfer from Stage 3 to Stage 2	—	2,133,961	(2,133,961)	—
Transfer from Stage 3 to Stage 1	2,181,019	—	(2,181,019)	—
New Financial Assets Originated or Purchased	31,606,740	36,087,170	140,837,731	208,531,641
Changes in PDs/LGDs/EADs	(8,305,104)	(1,455,821)	(7,245,839)	(17,006,764)
Foreign exchange and other movements	(10,498,400)	8,377,081	21,193,983	19,072,664
Other movements with no P&L impact
Financial assets collected during the year	(8,388,467)	(15,392,770)	(47,990,787)	(71,772,024)
Loss Allowance as of December 31, 2023	35,703,943	36,189,400	96,990,535	168,883,878

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Retail Like Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2022	32,837,065	6,286,180	20,311,431	59,434,676
Inflation effect	(21,477,554)	(7,038,381)	(25,998,231)	(54,514,166)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(949,455)	949,455	—	—
Transfer from Stage 1 to Stage 3	(200,097)	—	200,097	—
Transfer from Stage 2 to Stage 1	427,580	(427,580)	—	—
Transfer from Stage 2 to Stage 3	—	(191,953)	191,953	—
Transfer from Stage 3 to Stage 2	—	58,172	(58,172)	—
Transfer from Stage 3 to Stage 1	52,718	—	(52,718)	—
New Financial Assets Originated or Purchased	7,463,902	6,179,070	30,555,162	44,198,134
Changes in PDs/LGDs/EADs	350,723	102,112	(595,176)	(142,341)
Foreign exchange and other movements	(482,317)	1,053,368	3,837,446	4,408,497
Other movements with no P&L impact
Financial assets collected during the year	(11,686,391)	(1,453,178)	(8,291,103)	(21,430,672)
Loss Allowance as of December 31, 2023	6,336,174	5,517,265	20,100,689	31,954,128

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2022	20,696,903	3,139,978	1,996,308	25,833,189
Inflation effect	(18,141,982)	(5,396,678)	(2,874,734)	(26,413,394)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(259,927)	259,927	—	—
Transfer from Stage 1 to Stage 3	(43,504)	—	43,504	—
Transfer from Stage 2 to Stage 1	679	(679)	—	—
Transfer from Stage 2 to Stage 3	—	—	—	—
Transfer from Stage 3 to Stage 2	—	—	—	—
Transfer from Stage 3 to Stage 1	—	—	—	—
New Financial Assets Originated or Purchased	29,602,340	3,829,505	4,948,904	38,380,749
Changes in PDs/LGDs/EADs	(302,436)	55,581	(642,095)	(888,950)
Foreign exchange and other movements	(5,338,635)	4,333,194	121,151	(884,290)
Other movements with no P&L impact
Financial assets collected during the year	(8,119,717)	(1,170,576)	(1,314,939)	(10,605,232)
Loss Allowance as of December 31, 2023	18,093,721	5,050,252	2,278,099	25,422,072

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Naranja X	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2022	57,973,137	24,275,846	38,999,548	121,248,531
Inflation effect	(64,454,343)	(21,899,377)	(32,811,439)	(119,165,159)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(1,006,703)	1,006,703	—	—
Transfer from Stage 1 to Stage 3	(1,195,369)	—	1,195,369	—
Transfer from Stage 2 to Stage 1	901	(1,036,781)	1,035,880	—
Transfer from Stage 2 to Stage 3	2,844,309	(2,845,456)	1,147	—
Transfer from Stage 3 to Stage 2	—	116,784	(116,784)	—
Transfer from Stage 3 to Stage 1	786,637	—	(786,637)	—
New Financial Assets Originated or Purchased	23,820,138	7,055,548	10,275,265	41,150,951
Changes in PDs/LGDs/EADs	37,137,162	16,802,432	36,470,179	90,409,773
Foreign exchange and other movements	7,541,549	1,213,952	1,090,305	9,845,806
Other movements with no P&L impact
Financial assets collected during the year	(4,304,310)	(10,109,979)	(28,359,553)	(42,773,842)
Loss Allowance as of December 31, 2023	59,143,108	14,579,672	26,993,280	100,716,060

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2021	83,828,149	143,659,981	220,297,617	447,785,747
Inflation effect	(52,100,513)	(68,956,447)	(107,813,528)	(228,870,488)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(2,846,004)	2,846,004	—	—
Transfer from Stage 1 to Stage 3	(1,497,113)	—	1,497,113	—
Transfer from Stage 2 to Stage 1	8,426,370	(8,426,370)	—	—
Transfer from Stage 2 to Stage 3	—	(4,096,578)	4,096,578	—
Transfer from Stage 3 to Stage 2	—	4,099,737	(4,099,737)	—
Transfer from Stage 3 to Stage 1	6,581,119	—	(6,581,119)	—
New Financial Assets Originated or Purchased	79,580,323	60,214,943	71,522,405	211,317,671
Changes in PDs/LGDs/EADs	6,711,093	8,204,981	(10,644,822)	4,271,252
Foreign exchange and other movements	(15,001,420)	(29,495,547)	11,292,031	(33,204,936)
Other movements with no P&L impact
Financial assets collected during the year	(12,080,791)	(31,118,697)	(49,518,614)	(92,718,102)
Loss Allowance as of December 31, 2022	101,601,213	76,932,007	130,047,924	308,581,144

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Retail Like Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2021	3,696,953	19,523,186	37,422,987	60,643,126
Inflation effect	(9,638,855)	(8,429,311)	(17,534,814)	(35,602,980)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(78,115)	78,115	—	—
Transfer from Stage 1 to Stage 3	(19,694)	—	19,694	—
Transfer from Stage 2 to Stage 1	334,724	(334,724)	—	—
Transfer from Stage 2 to Stage 3	—	(90,205)	90,205	—
Transfer from Stage 3 to Stage 2	—	341,846	(341,846)	—
Transfer from Stage 3 to Stage 1	242,680	—	(242,680)	—
New Financial Assets Originated or Purchased	35,473,770	4,673,305	15,046,102	55,193,177
Changes in PDs/LGDs/EADs	5,213,509	1,294,991	(185,931)	6,322,569
Foreign exchange and other movements	(927,570)	(9,888,194)	(3,535,142)	(14,350,906)
Other movements with no P&L impact
Financial assets collected during the year	(1,460,337)	(882,829)	(10,427,144)	(12,770,310)
Loss Allowance as of December 31, 2022	32,837,065	6,286,180	20,311,431	59,434,676

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2021	21,013,024	4,588,248	10,464,738	36,066,010
Inflation effect	(10,086,835)	(2,372,940)	(3,460,051)	(15,919,826)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(17,323)	17,323	—	—
Transfer from Stage 1 to Stage 3	(5,322)	—	5,322	—
Transfer from Stage 2 to Stage 1	457,251	(457,251)	—	—
Transfer from Stage 2 to Stage 3	—	(338)	338	—
Transfer from Stage 3 to Stage 2	—	—	—	—
Transfer from Stage 3 to Stage 1	—	—	—	—
New Financial Assets Originated or Purchased	23,332,445	2,867,975	1,090,537	27,290,957
Changes in PDs/LGDs/EADs	(21,926)	(236,672)	(714)	(259,312)
Foreign exchange and other movements	(563,297)	468,044	1,026,801	931,548
Other movements with no P&L impact
Financial assets collected during the year	(13,411,114)	(1,734,411)	(7,130,663)	(22,276,188)
Loss Allowance as of December 31, 2022	20,696,903	3,139,978	1,996,308	25,833,189

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Naranja X	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2021	81,427,563	18,033,003	38,685,444	138,146,010
Inflation effect	(46,264,993)	(14,675,933)	(25,925,106)	(86,866,032)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(1,674,717)	1,674,717	—	—
Transfer from Stage 1 to Stage 3	(2,008,101)	—	2,008,101	—
Transfer from Stage 2 to Stage 1	1,178,907	(1,178,907)	—	—
Transfer from Stage 2 to Stage 3	—	(1,787,898)	1,787,898	—
Transfer from Stage 3 to Stage 2	—	113,448	(113,448)	—
Transfer from Stage 3 to Stage 1	155,260	—	(155,260)	—
New Financial Assets Originated or Purchased	28,040,518	30,241,664	47,583,641	105,865,823
Changes in PDs/LGDs/EADs	(12,425,949)	(1,263,164)	(2,833,982)	(16,523,095)
Foreign exchange and other movements	13,939,294	(1,706,941)	6,271,521	18,503,874
Other movements with no P&L impact
Financial assets collected during the year	(4,394,645)	(5,174,143)	(28,309,261)	(37,878,049)
Loss Allowance as of December 31, 2022	57,973,137	24,275,846	38,999,548	121,248,531
The following table further explains changes in the gross carrying amount of specific segment portfolio to help explain their significance to the changes in the loss allowance:

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2023	1,834,497,735	539,618,011	124,331,422	2,498,447,168
Financial instruments arising from business combinations (*)	1,058,779,974	—	22,298,812	1,081,078,786
Transfers:
Transfers from Stage 1 to Stage 2	(20,478,179)	20,478,179	—	—
Transfers from Stage 1 to Stage 3	(11,745,829)	—	11,745,829	—
Transfers from Stage 2 to stage 1	164,807,061	(164,807,061)	—	—
Transfers from Stage 2 to Stage 3	(7,784,819)	(7,645,443)	15,430,262	—
Transfers from Stage 3 to Stage 2	274,441	9,087,086	(9,361,527)	—
Transfers from Stage 3 to Stage 1	1,120,938	—	(1,120,938)	—
Financial assets derecognized during the period other than write-offs	(146,883,693)	(48,685,282)	(43,785,184)	(239,354,159)
New financial assets originated or purchased	1,602,243,715	229,824,069	176,638,182	2,008,705,966
Financial instruments written off	—	—	(87,262,377)	(87,262,377)
Foreign exchange and other movements	1,726,766,633	96,355,879	93,838,205	1,916,960,717
Inflation Effect	(992,068,406)	(291,818,128)	(67,236,754)	(1,351,123,288)
Gross carrying amount as of December 31, 2024	5,209,529,571	382,407,310	235,515,932	5,827,452,813
(*) See Note 15.3 business combinations.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Retail like Portfolio	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2023	1,312,196,328	255,469,987	38,081,754	1,605,748,069
Transfers:
Transfers from Stage 1 to Stage 2	(4,150,604)	4,150,604	—	—
Transfers from Stage 1 to Stage 3	(1,018,929)	—	1,018,929	—
Transfers from Stage 2 to Stage 1	31,657,841	(31,657,841)	—	—
Transfers from Stage 2 to Stage 3	—	(1,777,988)	1,777,988	—
Transfers from Stage 3 to Stage 2	—	293,435	(293,435)	—
Transfers from Stage 3 to Stage 1	97,386	—	(97,386)	—
Financial assets derecognized during the period other than write-offs	(442,949,752)	(75,203,527)	(14,576,194)	(532,729,473)
New financial assets originated or purchased	2,229,371,596	42,199,695	24,897,645	2,296,468,936
Financial instruments written off	—	—	(18,763,479)	(18,763,479)
Foreign exchange and other movements	91,418,565	3,916,772	21,713,879	117,049,216
Inflation Effect	(709,618,044)	(138,154,716)	(20,594,098)	(868,366,858)
Gross carrying amount as of December 31, 2024	2,507,004,387	59,236,421	33,165,603	2,599,406,411

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2023	9,589,854,319	183,308,873	3,238,522	9,776,401,714
Financial instruments arising from business combinations (*)	1,236,463,908	—	18,334,073	1,254,797,981
Transfers:
Transfers from Stage 1 to Stage 2	(1)	1	—	—
Transfers from Stage 1 to Stage 3	(34)	—	34	—
Transfers from Stage 2 to Stage 1	6,727,856	(6,727,856)	—	—
Transfers from Stage 2 to Stage 3	—	(8,950,476)	8,950,476	—
Transfers from Stage 3 to Stage 2	—	—	—	—
Transfers from Stage 3 to Stage 1	—	—	—	—
Financial assets derecognized during the period other than write-offs	(5,940,807,477)	(66,435,653)	(1,895,483)	(6,009,138,613)
New financial assets originated or purchased	11,911,287,391	1,604,393	7,174,941	11,920,066,725
Financial instruments written off	—	—	(968,805)	(968,805)
Foreign exchange and other movements	(2,439,869,745)	419,559	(2,440,786)	(2,441,890,972)
Inflation Effect	(5,186,063,644)	(99,130,962)	(1,751,349)	(5,286,945,955)
Gross carrying amount as of December 31, 2024	9,177,592,573	4,087,879	30,641,623	9,212,322,075
(*) See Note 15.3 business combinations.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Naranja X	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2023	2,140,192,935	56,464,465	43,280,851	2,239,938,251
Transfers:
Transfers from Stage 1 to Stage 2	(13,865,182)	13,865,182	—	—
Transfers from Stage 1 to Stage 3	(41,587,443)	—	41,587,443	—
Transfers from Stage 2 to Stage 1	16,023,847	(16,023,847)	—	—
Transfers from Stage 2 to Stage 3	—	(2,694,398)	2,694,398	—
Transfers from Stage 3 to Stage 2	—	6,145	(6,145)	—
Transfers from Stage 3 to Stage 1	208,503	—	(208,503)	—
Financial assets derecognized during the period other than write-offs	(87,854,353)	(12,358,461)	(21,058,462)	(121,271,276)
New financial assets originated or purchased	2,505,351,186	422,507,917	95,734,223	3,023,593,326
Financial instruments written off	(22,736,677)	(917,066)	(573,834)	(24,227,577)
Inflation Effect	(1,033,213,227)	(26,003,409)	(19,358,410)	(1,078,575,046)
Gross carrying amount as of December 31, 2024	3,462,519,589	434,846,528	142,091,561	4,039,457,678

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2022	2,540,460,448	437,903,116	156,500,360	3,134,863,924
Transfers:
Transfers from Stage 1 to Stage 2	(89,143,415)	89,143,415	—	—
Transfers from Stage 1 to Stage 3	(19,035,138)	—	19,035,138	—
Transfers from Stage 2 to Stage 1	38,064,060	(38,064,060)	—	—
Transfers from Stage 2 to Stage 3	—	(11,070,364)	11,070,364	—
Transfers from Stage 3 to Stage 2	—	2,861,878	(2,861,878)	—
Transfers from Stage 3 to Stage 1	2,919,844	—	(2,919,844)	—
Financial assets derecognized during the period other than write-offs	(228,216,910)	(48,212,948)	(31,389,672)	(307,819,530)
New financial assets originated or purchased	675,737,654	276,658,794	76,130,922	1,028,527,370
Foreign exchange and other movements	631,590,306	127,680,754	5,010,606	764,281,666
Inflation Effect	(1,717,879,114)	(297,282,574)	(106,244,574)	(2,121,406,262)
Gross carrying amount as of December 31, 2023	1,834,497,735	539,618,011	124,331,422	2,498,447,168

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Retail like Portfolio	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2022	2,123,944,757	116,718,334	32,374,804	2,273,037,895
Transfers:
Transfers from Stage 1 to Stage 2	(52,405,349)	52,405,349	—	—
Transfers from Stage 1 to Stage 3	(3,066,607)	—	3,066,607	—
Transfers from Stage 2 to Stage 1	13,104,942	(13,104,942)	—	—
Transfers from Stage 2 to Stage 3	—	(1,310,522)	1,310,522	—
Transfers from Stage 3 to Stage 2	—	111,642	(111,642)	—
Transfers from Stage 3 to Stage 1	155,924	—	(155,924)	—
Financial assets derecognized during the period other than write-offs	(440,674,753)	(16,143,126)	(7,649,793)	(464,467,672)
New financial assets originated or purchased	1,024,447,559	173,558,624	25,689,335	1,223,695,518
Foreign exchange and other movements	90,178,329	20,881,917	5,536,370	116,596,616
Inflation Effect	(1,441,898,312)	(79,237,451)	(21,978,525)	(1,543,114,288)
Gross carrying amount as of December 31, 2023	1,313,786,490	253,879,825	38,081,754	1,605,748,069

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2022	6,655,550,335	43,984,719	2,995,424	6,702,530,478
Transfers:
Transfers from Stage 1 to Stage 2	(20,980,390)	20,980,390	—	—
Transfers from Stage 1 to Stage 3	(898,123)	—	898,123	—
Transfers from Stage 2 to Stage 1	29,031	(29,031)	—	—
Transfers from Stage 2 to Stage 3	—	—	—	—
Transfers from Stage 3 to Stage 2	—	—	—	—
Transfers from Stage 3 to Stage 1	—	—	—	—
Financial assets derecognized during the period other than write-offs	(1,498,418,226)	(8,334,453)	(35,590,202)	(1,542,342,881)
New financial assets originated or purchased	9,298,129,443	122,232,506	3,217,119	9,423,579,068
Foreign exchange and other movements	(325,254,354)	34,334,977	33,751,584	(257,167,793)
Inflation Effect	(4,518,303,397)	(29,860,235)	(2,033,526)	(4,550,197,158)
Gross carrying amount as of December 31, 2023	9,589,854,319	183,308,873	3,238,522	9,776,401,714

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Naranja X	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2022	2,372,223,187	90,598,055	67,447,062	2,530,268,304
Transfers:
Transfers from Stage 1 to Stage 2	(16,847,017)	16,847,017	—	—
Transfers from Stage 1 to Stage 3	(18,460,947)	—	18,460,947	—
Transfers from Stage 2 to Stage 1	12,322,374	(12,322,374)	—	—
Transfers from Stage 2 to Stage 3	—	(3,873,224)	3,873,224	—
Transfers from Stage 3 to Stage 2	—	225,601	(225,601)	—
Transfers from Stage 3 to Stage 1	1,399,318	—	(1,399,318)	—
Financial assets derecognized during the period other than write-offs	(10,168,768)	(9,798,980)	(18,789,886)	(38,757,634)
New financial assets originated or purchased	1,410,173,742	36,293,353	19,702,717	1,466,169,812
Inflation Effect	(1,610,448,954)	(61,504,983)	(45,788,294)	(1,717,742,231)
Gross carrying amount as of December 31, 2023	2,140,192,935	56,464,465	43,280,851	2,239,938,251
Use of information
Grupo Financiero Galicia, according to IFRS 9 standards, uses all information available, past, present and future to identify and estimate expected credit loss.
Operational Risk
The operational risk management is understood as the identification, assessment, monitoring, control and mitigation of this risk. It is an ongoing process carried out throughout the Group, which fosters a risk management culture at all organization levels through an effective policy and a program led by Senior Management.
Identification
The starting point of the operational risk management is the identification of risks and their association with the controls established to mitigate them, considering internal and external factors that may affect the process development. The results of this exercise are entered into a log of risks, which acts as a central repository of the nature and status of each risk and controls thereof.
Assessment
Once risks have been identified, the size in terms of impact, frequency and likelihood of risk occurrence is determined, considering the existing controls. The combination of impact with likelihood of occurrence determines the risk exposure level. Finally, the estimated risk levels are compared to pre-established criteria, considering the balance of potential benefits and adverse results.
Monitoring
The monitoring process allows detecting and correcting the possible deficiencies in operational risk management policies, processes and procedures and their update.
Risk Control and Mitigation
The control process ensures compliance with internal policies and analyzes risks and responses to avoid, accept, mitigate or share them, by aligning them with the risk tolerance defined.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IT Risk
The Group manages the IT risk inherent to its products, activities and business processes. It also manages the risk associated with the material information systems, technology and information security processes. It also covers the risks derived from subcontracted activities and from services rendered by providers.
Reputational Risk
The reputational risk may result from the materialization of other risks: Legal, Compliance, Operational, Technological, Strategic, Market, Liquidity, Credit, etc.
The groups of interest are at the core of management, being considered upon establishing any type of mitigation measure.
Banco Galicia’s reputational risk management function was allocated to the Compliance Management Division, seeking to obtain a more comprehensive vision and be able to make immediate decisions that protect the entity’s image and reputation by using tools that enable to monitor and follow up to the perception of different groups of interest.
Banco Galicia defined an internal policy to reduce the occurrence of reputational events with negative impact, by defining a governance model with roles and responsibilities, and identifying critical scenarios that require management and visibility.
Contacts have been established with key business areas, devising a work scheme based on synergy and ongoing communication in order to spread the risk culture across the organization.
The Reputational Crisis Committee is in charge of becoming aware of the events that may affect the Bank’s reputation. In the face of an event of such characteristics, all the necessary information is gathered in the shortest time possible in order to be able to make assertive decisions, formally declare the crisis situation, if appropriate, and define the action plan to alleviate the crisis. In addition, such committee determines the communication strategy to be followed, considering the groups of interest involved. Finally, the strategy and related actions are followed to tackle the crisis.
Strategic Risk
Strategic risk is that which arises from an inappropriate business strategy or an adverse change in forecasts, parameters, goals and other functions that support such strategy.
It represents the possibility of fluctuations in placements that prevent Banco Galicia or its subsidiaries from obtaining the expected results of operations. These potential affected results of operations would give rise to lower income or higher costs regardless of what was budgeted.
Money Laundering and Terrorist Financing Risk
As regards the control and prevention of asset laundering and funding of terrorist activities, Banco Galicia complies with the regulations set forth by the Argentine Central Bank, the Financial Information Unit and Law No. 25246, as amended, which creates the Financial Information Unit (UIF), within the purview of Argentina’s Ministry of Treasury and Public Finance with functional autarchy. The Financial Information Unit is in charge of analyzing, addressing and reporting the information received, in order to prevent and avoid both asset laundering and funding of terrorist activities.
The Bank has promoted the implementation of measures designed to fight against the use of the international financial system by criminal organizations. For such purposes, Banco Galicia has control policies, procedures and structures that are applied using a “risk-based approach”, which allow for the monitoring of transactions, pursuant to the “customer profile” (defined individually based on the information and documentation related to the economic and financial condition of the customer), in order to detect such transactions that should be considered unusual, and to report them to the UIF in applicable cases. The Anti-Money Laundering Management Division (“PLA”, as per its initials in Spanish) is in charge of managing this activity, through the implementation of control and prevention procedures as well as the communication thereof to the rest of the organization by drafting the related handbooks and training all employees. In addition, the management of this risk is regularly reviewed by Internal Audit.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Bank has appointed a director as Compliance Officer, pursuant to Resolution 121/11, as amended, handed down by the UIF, who shall be responsible for ensuring compliance with and implementation of the proceedings and obligations on the issue.
The Bank contributes to the prevention and mitigation of risks from these transaction-related criminal behaviors, by being involved in the international regulatory standards adoption process.
Cybersecurity Risk
The use of technologies in place facilitates us a significant number of tools that expedite and improve the Bank’s processes, having a positive impact on our products and services. However, along with the above-mentioned benefits, risks and/or threats related to these new opportunities provided by digital technologies appear.
The cybersecurity-related risk is a matter inherent to the introduction of these new technologies. On one hand, such risk management stands out among Banco Galicia’s main goals, and, on the other, all the personnel’s as well as customers’ awareness of the considerations as regards the use of the above-mentioned technologies. In this respect, it is vital for the organization to understand thoroughly its internal processes, the tools used and the available techniques to mitigate cybersecurity-related risks.

NOTE 46. CONTINGENCIES AND COMMITMENTS
a) Tax Issues
At the date of these consolidated financial statements, provincial tax collection authorities, as well as tax collection authorities from the Autonomous City of Buenos Aires, are in the process (in different degrees of completion) of conducting reviews and assessments mainly in respect of matters resulting from applying turnover tax.
These proceedings and their possible effects are constantly being monitored. Even though it is considered that it has complied with its tax liabilities in full pursuant to current regulations, the provisions deemed adequate pursuant to the evolution of each proceeding have been set up.
Banco Galicia has filed to the Customs Collection and Control Agency (Agencia de Recaudación y Control Aduanero, ARCA (formerly AFIP)) several claims for refund of the Income Tax paid in excess for the fiscal years 2014, 2015, 2016, 2017, 2018, 2019, 2021 and 2022, for the amounts of Ps.433,815, Ps.459,319, Ps.944,338, Ps.866,842, Ps.3,646,382, Ps.4,403,712, Ps.629,837 and Ps.4,039,802, respectively. These claims are based on Argentine jurisprudence that establishes the unconstitutionality of the rules disabling the application of the tax inflation adjustment, resulting in confiscatory situations. Considering the delay in the resolution by the Federal Administration of Public Revenue, the corresponding judicial claims were filed.
Identical claims were filed by other Group subsidiaries before the ARCA: Tarjetas Cuyanas S.A., (Tarjeta Naranja S.A.U. predecessor company), for 2014 and 2016 periods, for an amount of Ps.145,478, nominal value; Tarjeta Naranja S.A.U., for 2014 and 2016 periods, for a total amount of Ps.580,164, nominal value; and for 2015, 2017, and 2018 periods, for an amount of Ps.149,763, Ps.326,498, and Ps.973,843, nominal value, respectively. Considering the delay in the resolution by the Customs Collection and Control Agency, the corresponding judicial claims were filed. On May 26, 2020, Tarjeta Naranja S.A.U. filed before the AFIP a claim for the repetition of the Income Tax corresponding to 2019 period for

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Ps.1,364,949 in nominal value. Regarding the lawsuit filed by Tarjeta Naranja S.A.U. for fiscal year 2018, a favorable first instance ruling was obtained on August 14, 2024.
Additionally, GGAL Holdings S.A., another subsidiary of the Group, has filed with ARCA several income tax reimbursement claims for the tax years 2014, 2015, 2016, 2017 and 2018 in the amounts of Ps.642,172, Ps.399,912, Ps.969,912, Ps.571,573 and Ps.1,287,536, respectively.
At the closing of these Financial Statements, the Group does not record contingent assets derived from the aforementioned presentations.
b) Consumer Protection Associations
Consumer Protection Associations, on behalf of consumers, have filed claims against Banco Galicia and GGAL Holdings S.A. regarding the collection of certain fees, interest rates and financial charges.
The Group believes that the resolution of these controversies will not have a significant impact on its financial condition.
c) Penalties Imposed on Banco de Galicia y Buenos Aires S.A.U. and Summary Proceedings Commenced by the Argentine Central Bank
The penalties imposed and the summary proceedings commenced by the Argentine Central Bank are detailed in Note 52.
The provisions for contingencies recorded are as follows:

	12.31.24	12.31.23
Other Contingencies	81,157,187	38,172,708
For Commercial Lawsuits/Legal matters	33,586,769	24,985,976
For Labor Lawsuits	923,760	2,116,357
For Claims and Credit Cards	217	473
For Guarantees Granted	—	2,701
For Other Contingencies	46,646,441	11,067,201
For Termination Benefits(*)	349,301,215	9,489,614
Difference for Dollarization of Judicial Deposits—Communication “A” 4686	119,632	539,677
Total	430,578,034	48,201,999
(*)     As a result of the acquisition of the companies of GGAL Holdings S.A. (formerly HSBC Argentina Holdings S.A.) (see Note 15.3), a merger by absorption process will be carried out as described in Note 54, with the purpose of optimizing operations and resources, providing a unified service proposal to customers. The purpose of this process is to achieve operating efficiency, maximization of resources and market consolidation, with the main objective of creating a more agile and effective structure that responds to the challenges of the Argentine market. With this objective in mind, a restructuring plan has been communicated to the employees, which will have different stages of execution. Based on this plan, the Group made a provision for the Restructuring Plan for Ps.312,120,192 as of December 31, 2024, which was charged to income within the Personnel Benefits line.

NOTE 47. OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES
Financial assets and liabilities are offset, and the net amount is reported in the statement of financial position where the Group currently has a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.
The disclosures in the following tables include financial assets and liabilities that:
•are offset in the Group’s consolidated statement of financial position; or

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
•are subject to a netting agreement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the consolidated statement of financial position.
Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the consolidated statement of financial position.
The financial instruments subject to offsetting, master netting agreements and similar agreements as of December 31, 2024 and 2023 are as follows:

	Offsetting effects on Statement of Financial Position			Related amounts not offset
12.31.24	Gross Amount	Offset Amount	Net amounts in Statement Financial Position	Subject to netting agreements	Total Net Amount
Financial Assets
Derivate Instruments	6,111,806	—	6,111,806	(4,398,098)	1,713,708
Transfers from customers of other banks(*)	86,582,175	(8,196,102)	78,386,073	(32,850,343)	45,535,730
Consumption of foreign cards(*)	54,154,618	—	54,154,618	(18,198,266)	35,956,352
Total	146,848,599	(8,196,102)	138,652,497	(55,446,707)	83,205,790
Financial Liabilities
Derivate Instruments	5,147,906	—	5,147,906	(4,398,098)	749,808
Transfers from customers of other banks(**)	43,698,582	(8,196,102)	35,502,480	(32,850,343)	2,652,137
Consumption of foreign cards(**)	18,198,266	—	18,198,266	(18,198,266)	—
Total	67,044,754	(8,196,102)	58,848,652	(55,446,707)	3,401,945
(*) Included within Loans and Other Financing.
(**) Included within Other Non-financial Liabilities.

	Offsetting effects on Statement of Financial Position			Related amounts not offset
12.31.23	Gross Amount	Offset Amount	Net amounts in Statement Financial Position	Subject to netting agreements	Total Net Amount
Financial Assets
Derivate Instruments	19,115,163	—	19,115,163	(13,668,584)	5,446,579
Transfers from customers of other banks(*)	49,064,798	—	49,064,798	(28,862,043)	20,202,755
Consumption of foreign cards(*)	29,505,709	—	29,505,709	(4,738,710)	24,766,999
Total	97,685,670	—	97,685,670	(47,269,337)	50,416,333
Financial Liabilities
Derivate Instruments	15,290,720	—	15,290,720	(13,668,586)	1,622,134
Transfers from customers of other banks(**)	28,862,043	—	28,862,043	(28,862,043)	—
Consumption of foreign cards(**)	4,738,710	—	4,738,710	(4,738,710)	—
Total	48,891,473	—	48,891,473	(47,269,339)	1,622,134
(*) Included within Loans and Other Financing.
(**) Included within Other Non-financial Liabilities.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 48. OFF-BALANCE SHEET ITEMS
In the normal course of business and in order to meet customers’ financing needs, off-balance sheet transactions are performed. These instruments expose the Group to the credit risk, in addition to loans recognized in assets. These financial instruments include credit lending commitments, letters of credit reserve, guarantees granted and acceptances.
The same credit policies for agreed credits, guarantees and loan granting are used. Outstanding commitments and guarantees do not represent an unusually high credit risk.
Agreed Credits
They are commitments to grant loans to a customer in a future date, subject to compliance with certain contractual agreements that usually have fixed maturity dates or other termination clauses and may require a fee payment.
Commitments are expected to expire without resorting to them. The total amounts of agreed commitments do not necessarily represent future cash requirements. Each customer’s solvency is assessed case by case.
Guarantees Granted
The issuing bank commits to reimbursing the loss to the beneficiary if the secured debtor does not comply with its obligation upon maturity.
Export and Import Documentary Credits
They are conditional commitments issued by the Group to secure a customer’s compliance towards a third party.
Responsibilities for Foreign Trade Transactions
They are conditional commitments for foreign trade transactions.
Our exposure to credit loss upon the other party’s default in the financial instrument is represented by the contractual notional amount of the same investments.
The credit exposure for these transactions is detailed below.

	12.31.24	12.31.23
Agreed Credits	1,166,871,058	581,203,175
Documentary Export and Import Credits	132,663,267	43,207,572
Guarantees Granted	1,000,981,228	904,440,257
Liabilities for Foreign Trade Operations	80,409,381	43,301,952

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The expected credit loss related to the items mentioned above as of the indicated dates were as follows:

	12.31.24	12.31.23
For Agreed Credits	1,054,888	419,277
For Documentary Export and Import Credits	2,256,608	64,633
For Guarantees Granted	14,730,099	3,255,983
For Liabilities for Foreign Trade Operations	620,991	116,061
The fees and commissions related to the items mentioned above as of the indicated dates were as follows:

	12.31.24	12.31.23
For Agreed Credits	2,589,886	658,543
For Documentary Export and Import Credits	2,708,293	1,572,301
For Guarantees Granted	5,022,305	4,277,906
The credit risk of these instruments is essentially the same as that involved in lending credit facilities to customers.
To grant guarantees to our customers, we may require counter-guarantees, which, classified by type, amount to:

	12.31.24	12.31.23
Other Preferred Guarantees Received	28,670,271	40,225,978
Other Guarantees Received	—	27,801,148
Additionally, checks to be debited and credited, as well as other elements in the collection process, such as, notes, invoices, and miscellaneous items, are recorded in memorandum accounts until the related instrument is approved or accepted.
The risk of loss in these offsetting transactions is not significant.

	12.31.24	12.31.23
Values to be Debited	285,802,721	185,379,453
Values to be Credited	265,571,211	175,557,313
Values for Collection	1,588,997,510	1,239,948,262
The Group acts as trustee by virtue of trust agreements to secure obligations derived from several agreements between parties. The amounts of trust funds and securities held in custody as of the indicated dates are as follows:

	12.31.24	12.31.23
Trust Funds	24,793,033	43,466,170
Securities Held in Escrow	47,523,085,445	40,642,409,535
These trusts are not included in the consolidation since the Group does not exert control on them.

NOTE 49. TRANSFER OF FINANCIAL ASSETS
All portfolio sales carried out by the Group are without recourse; therefore, they all qualify for the full derecognition of financial assets.
When this derecognition takes place, the difference between the book value and the value in the offsetting entry is charged to Income.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 50. NON-CONTROLLING INTEREST
The following tables provide information about each subsidiary that has a non-controlling interest.
The non-controlling equity investment percentages and votes as of the indicated dates are as follows:

Company	Place of Business	12.31.24	12.31.23
Galicia Broker Asesores de Seguros S.A.	CABA -Argentina	0.01%	0.01%
Sudamericana Seguros Galicia S.A.	CABA -Argentina	0.57%	0.57%
Banco GGAL S.A.	CABA -Argentina	0.01%	—%
Changes in the Group’s non-controlling interests as of the indicated dates were as follows:

Company	Balance as of 12.31.23	Purchases / Contributions / Sales	Cash Dividends	Profit Sharing in income (loss) for the Year	Balance as of 12.31.24
Galicia Broker Asesores de Seguros S.A.	147	—	(184)	152	115
Sudamericana Seguros Galicia S.A.	209,632	—	—	(136,919)	72,713
Banco GGAL S.A.	—	110,203	—	(10,968)	99,235
Total	209,779	110,203	(184)	(147,735)	172,063

Company	Balance as of 12.31.22	Purchases / Contributions / Sales	Cash Dividends	Profit Sharing in income (loss) for the Year	Balance as of 12.31.23
Galicia Broker Asesores de Seguros S.A.	140	—	(140)	147	147
Sudamericana Seguros Galicia S.A.	—	215,725	—	(6,093)	209,632
Total	140	215,725	(140)	(5,946)	209,779

Company	Balance as of 12.31.21	Purchases / Contributions / Sales	Cash Dividends	Profit Sharing in income (loss) for the Year	Balance as of 12.31.22
Galicia Broker Asesores de Seguros S.A.	74	—	—	66	140
Total	74	—	—	66	140
Summary information on subsidiaries is detailed in Note 15.

NOTE 51. RELATED PARTY TRANSACTIONS
Related parties are considered to be natural and legal persons that directly or indirectly exercise control over the Entity or are controlled by it; subsidiaries, associates and affiliates; members of the Board of Directors, trustees and senior management personnel; natural persons holding similar positions in financial institutions or complementary service companies; corporations or sole proprietor ships over which key personnel may exercise significant influence or control; and spouses, partners and relatives up to the second degree of consanguinity or first degree of affinity of all natural persons directly or indirectly linked to the Group.
The Group controls another entity when it has power over the financial and operational decisions of other entities, and in turn, obtains benefits from it.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
On the other hand, the Group considers that it has joint control when there is an agreement between the parties on the control of a common economic activity.
Finally, those cases in which the Group has significant influence are due to its ability to participate in the company's financial policy decisions and operations. Shareholders with a stake equal to or greater than 20% of the total voting power of the Group or its subsidiaries are considered to have significant influence. To determine these situations, not only legal aspects are considered, but also the nature and substance of the relationship.
Additionally, the key personnel of the Group’s Management (members of the Board of Directors and Managers) and the entities over which the key personnel can exert significant influence or control are considered related parties.
51.1.    Controlling Entity
The Group is controlled by:

Name	Nature	Principal Line of Business	Place of Business	Equity Investment %
EBA Holding S.A.	51.82% of voting rights	Financial and Investment Operations	Autonomous City of Buenos Aires – Argentina	17.70%
As a result of the capital increase of the Company, carried out on 02.13.25, EBA Holding S.A.'s shareholding amounts to 51.48% of the voting rights and 17.51% of the capital. See Note 54.
51.2.    Key Personnel’s Compensation
The compensation earned by the Group’s key personnel as of December 31, 2024 and December 31, 2023 amounts to Ps.48,518,010 and Ps.37,097,230 respectively.
51.3.    Key Personnel’s Structure
Key personnel’s structure as of the indicated dates is as follows:

	12.31.24	12.31.23
Regular Directors	131	99
General Manager	6	1
Area and department Managers	177	96
Total	314	196
51.4.    Related Party Transactions
The following table shows the total credit assistance granted by the Group to key personnel, syndics, majority shareholders, as well as all individuals who are related to them by a family relationship of up to the second degree of consanguinity or first degree by affinity (pursuant to the Argentine Central Bank’s definition of related individual) and any entity affiliated with any of these parties, not required to be consolidated.

	12.31.24	12.31.23
Total Amount of Credit Assistance	49,593,609	43,008,784
Number of Addressees (quantities)	326	266
- Natural Persons	269	218
- Legal Entities	57	48
Average Amount of Credit Assistance	152,128	161,688
Maximum Assistance	15,149,406	11,638,702

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Financial assistance, including the one that was restructured, was granted in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other non-related parties. Besides, this financial assistance did not involve more than the normal risk of loan losses or present other unfavorable features.
In compliance with the provisions of Communication “A” 7404 of the BCRA, the total amount of financial assistance for all items granted to the group of persons related by a personal relationship, under the terms set forth in section 1.2.2.2.2. on “Large exposures to Credit Risk” rules, amounts to:

Financial Institution	Ratio with respect to Tier 1 Capital	12.31.24
Banco de Galicia y Buenos Aires S.A.U.	0.50%	17,341,023
Banco GGAL S.A.	0.04%	538,132
The information about the credit assistance granted to affiliates based on the quality of receivables, their documentation and preferred guarantees is stated in Schedule N.
51.5.    Amounts of Related Party Transactions
The amounts of related party transactions conducted as of the indicated dates are as follows:

	12.31.24	12.31.23
Assets
Cash and Due from Banks	167,971,875	77,844,058
Debt Securities at Fair Value through Profit or Loss	11,390,192	33,553,631
Derivative Financial Instruments	1,591,184	15,275,050
Repurchase Transactions	44,280,445	50,550,803
Other Financial Assets	8,319,528	23,340,781
Loans and Other Financing	107,793,940	155,752,818
Other Debt Securities	103,486,774	—
Other Non-financial Assets	(161)	19
Total Assets	444,833,777	356,317,160
Liabilities
Deposits	175,833,285	101,171,463
Liabilities at fair value through profit or loss	3,377,836	—
Derivative Financial Instruments	1,591,186	15,275,050
Repurchase Transactions	44,280,285	50,550,803
Other Financial Liabilities	1,377,845	17,964,385
Financing Received from the Argentine Central Bank and other Financial Institutions	102,920,095	136,128,556
Debt Securities Issued	11,390,192	28,413,073
Subordinated Debt Securities	103,486,774	5,140,558
Liabilities for Insurance Contracts	49,430	9,745
Other Non-financial Liabilities	526,849	1,663,527
Total Liabilities	444,833,777	356,317,160

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	12.31.24	12.31.23	12.31.22
Income (Loss)
Net Income (Loss) from Interest	(25,469,218)	6,446,759	15,453,252
Net Fee Income (Expense)	9,121,838	23,811,603	21,898,842
Net Income from Financial Instruments Measured at Fair Value through Profit or Loss	5,373,474	(11,590,083)	(16,625,615)
Other Operating Income (Expense)	18,335,428	17,724,980	18,982,586
Insurance Business Result	(16,162,243)	(35,696,101)	(36,494,077)
Administrative Expenses	(1,150,304)	(1,951,371)	(3,899,648)
Other Operating Expenses	(51,311)	(3,977)	(119,949)
Total Income	(10,002,336)	(1,258,190)	(804,609)

NOTE 52. ADDITIONAL INFORMATION REQUIRED BY THE ARGENTINE CENTRAL BANK
52.1.    CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM
Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.
The National Executive Branch through Decree No. 1127/98 established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Such limit was set as from January 1, 2023 at Ps.6,000. This amount was increased to Ps.25,000 as from April 1, 2024.
This system does not cover deposits made by other financial institutions, deposits made by parties related to the Bank, either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up at an interest rate exceeding the one established regularly by the Argentine Central Bank.
Deposits acquired through endorsement, placements made as a result of incentives other than interest rates and locked-up balances from deposits and other excluded transactions are also excluded. This system has been implemented through the creation of the Deposit Insurance Fund (“FGD”), which is managed by a company called Seguros de Depósitos S.A. (“SEDESA”). SEDESA’s shareholders are the Argentine Central Bank and the financial institutions in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.
The monthly contribution institutions should make to the FGD is 0.015% on the monthly average of total deposits.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
52.2.    RESTRICTED ASSETS
As of December 31, 2024, and 2023, the ability to freely dispose of the following assets is restricted, as follows:
Banco de Galicia y Buenos Aires S.A.U.
a)    Cash and Government Securities

	12.31.24	12.31.23
For transactions in ROFEX, MAE and BYMA	95,105,445	170,713,020
For appraisals from repo transactions	23,550,239	6,190,875
For debit / credit cards transactions	118,725,137	51,709,650
For attachments	14,177	24,482
Liquid offsetting entry required to operate as CNV agent	2,271,049	1,788,075
For contribution to M.A.E.’ s Joint Guarantee Fund (Fondo de Garantía Mancomunada)	—	—
Guarantees for the Regional Economies Competitiveness Program	8,516	320,749
For other transactions (includes guarantees linked to rental contracts)	256,249	437,708
For forward purchases of repurchase transactions	211,952,156	55,717,872
For surety guarantees	47,128,591	401,583,638
b)    Special Guarantees Accounts
Special guarantee accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions as of the indicated dates, which amount to:

	12.31.24	12.31.23
Escrow Accounts	289,395,552	224,815,914
c)    Equity Investments
The account “Equity Investments” includes 1,222,406 non-transferable non-endorsable registered ordinary shares in Electrigal S.A., the transfer of which is subject to approval by the national authorities, according to the terms of the previously executed concession contract.
d)    Contributions to Risk Fund
Banco de Galicia y Buenos Aires S.A.U., in its capacity as sponsoring partner in Garantizar S.G.R. Risk Fund, Don Mario S.G.R. and Móvil S.G.R., is committed to maintaining the contributions made to them for two (2) years.

	12.31.24	12.31.23
Fondo de Riesgo Garantizar SGR	22,746,344	7,761,865
Don Mario SGR	2,388,521	1,891,392
Movil SGR	2,749,730	2,600,664
Potenciar S.G.R.	5,448,381	2,833,195
Bind Garantías S.G.R.	597,130	118,212
Aval Ganadero S.G.R.	521,132	—
Riesgo de Campo Aval S.G.R.	108,569	—
BANCO GGAL S.A.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
a)    Cash and Government Securities

	12.31.24	12.31.23
For transactions in ROFEX, MAE and BYMA	154,329,554	—
For appraisals from repo transactions	24,420,751	—
For credit cards transactions	36,975,390	—
For attachments	709,127	—
Liquid offsetting entry required to operate as CNV agent	332,142	—
For other transactions (includes guarantees linked to rental contracts)	153,296	—
For surety guarantees	124,011,157	—
b)    Special Guarantees Accounts
Special guarantee accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions as of the indicated dates, which amount to:

	12.31.24	12.31.23
Escrow Accounts	119,865,239	—
INVIU S.A.U.

	12.31.24	12.31.23
Liquid offsetting entry required to operate as CNV agents	449,105	723,625
Guarantees linked to surety bonds	1,462,639	1,641,840
Surety	—	16,074
Tarjeta Naranja S.A.U.

	12.31.24	12.31.23
Attachments arising from judicial cases	—	1,461
Guarantees linked to rental contracts	25,665	18,772
Galicia Asset Management S.A.U.

	12.31.24	12.31.23
Liquid offsetting entry required to operate as collective investment products administration agents of mutual funds, as required by CNV(*)	817,950	619,008

(*)	As of December 31, 2024, it corresponds to 16,000,000 shares of Fima Mix I Mutual Fund.
GGAL Asset Management S.A.S.G.F.C.I.

	12.31.24	12.31.23
Liquid offsetting entry required to operate as collective investment products administration agents of mutual funds, as required by CNV(*)	9,345,622	—

(*)	As of December 31, 2024, it corresponds to 36,789,288,310 shares of HF Pesos Plus Class I Mutual Fund and 8,203,562,470 shares of HS Pesos Class I Mutual Fund.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Galicia Securities S.A.U.

	12.31.24	12.31.23
For transactions in the market	1,466,656	27,401,526
Liquid offsetting entry required to operate as CNV agents	516,789	468,772
Guarantees linked to surety bonds	311,146	536,650
Naranja Digital Compañía Financiera S.A.U.

	12.31.24	12.31.23
Escrow Accounts	101,338,483	11,518,882
The total amount of restricted assets for the reasons stated above in the aforementioned controlled companies, as of the indicated dates, is as follows:

	12.31.24	12.31.23
Total Restricted Assets	1,399,497,629	971,453,921
52.3.    TRUST ACTIVITIES
a)    Trust Contracts for Purposes of Guaranteeing Compliance with Obligations:
Purpose: In order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to Banco de Galicia y Buenos Aires S.A.U., as fiduciary property, amounts to be applied according to the following breakdown:

Date of Contract	Trustor	Balances of Trust Funds	Maturity (*)
11.23.11	Exxon Mobil	308,217	04.19.25
09.12.14	Coop. de Trab. Portuarios	8,025	09.12.26
03.08.23	Fondo Anticiclico Agroalim	907	06.30.25
12.12.23	Fondo Fiduciario Aceitero	925	06.30.25
Total		318,074
____________________

(1)	These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.
b)    Financial Trust Contracts:
Purpose: To administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Contract date	Trust	Balances of Trust Funds	Maturity (*)
12.06.06	GAS I	1,133,742	12.31.25
05.14.09	GAS II	23,161,721	12.31.25
06.08.11	MILA III	146,733	12.31.25
09.01.11	MILA IV	32,763	12.31.25
Total		24,474,959

(*)	Estimated date since maturity date shall occur at the time of the distribution of all of trust assets.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
52.4.    COMPLIANCE WITH THE REGULATIONS
52.4.1.    Agents – Minimum Liquidity requirement
Banco de Galicia y Buenos Aires S.A.U.
Within the framework of CNV Resolution No. 622/13, Banco de Galicia y Buenos Aires S.A.U. has been duly registered with such agency in the following categories: Escrow Agent for Collective Investment Products in the Financial Trustors’ Registry No. 54, and Settlement and Integral Compensation Agent No. 22 (AlyC and AN—INTEGRAL).
As of December 31, 2024, for the Escrow Agent for Collective Investment Products in the Financial Trustors’ Registry, the required Shareholders’ Equity amounts to Ps.1,341,706, and the minimum required offsetting entry is Ps.670,853.
For AlyC and AN—INTEGRAL, said requirement amounts to Ps.664,286, with the minimum offsetting entry required of Ps.332,142.
The Entity integrated these requirements with the Bono República Argentina in Pesos with Adjustment for CER, maturing on June 30, 2026, valued at amortized cost for the sum of Ps.2,271,049 whose fair value amounts to the sum of Ps.1,939,479, which are held in escrow in Caja de Valores (Principal 100100).
Banco GGAL S.A.
Considering the operations currently carried out by the Entity, and in accordance with the different categories of agents established by Resolution No. 622/13 of the CNV, the Entity registered with such Agency for the following categories of agents: “Custody Agent of Collective Investment Products of Collective Investment Mutual Funds FCI No. 2” and “Settlement and Clearing Agent - own No. 167”.
Pursuant to such Resolution, the Minimum Net Equity to operate in the above mentioned categories amounts to 470,350 Units of Purchasing Value (Unidades de Valor Adquisitivo, UVA) equivalent to Ps.664,286.
As of December 31, 2024, the net worth of the Bank amounts to Ps.1,572,204,867, complying with the minimum requirement set forth by the CNV. Additionally, it complies with the liquid counterparty requirement, corresponding to 50% of the amount of the minimum net worth of each of the agent categories.
The entity integrated such requirements with available assets in pesos and other currencies amounting to Ps.134,275 and assets in local instruments amounting to Ps.197,867.
Galicia Asset Management S.A.U.
In accordance with the requirements set forth in CNV Resolution No. 622/13, the minimum Shareholders’ Equity required to operate as Escrow Agent for Collective Investment Products, Mutual Funds amounts to Ps.1,567,677 and the minimum offsetting entry amounts to Ps.783,839.
The Company’s Shareholders’ Equity as of December 31, 2024, exceeds the minimum required by the aforementioned Resolution.
Galicia Asset Management S.A.U. integrated said requirement with 16,000,000 shares of Fondo Fima Mix I C, equivalent to Ps.817,950.
GGAL Asset Management S.A.S.G.F.C.I.
In accordance with the requirements set forth in CNV Resolution No. 622/13, the minimum Shareholders’ Equity required to operate as Escrow Agent for Collective Investment Products, Mutual Funds amounts to Ps.692,038 and the minimum offsetting entry amounts to Ps.346,018.
The Company’s Shareholders’ Equity as of December 31, 2024, exceeds the minimum required by the aforementioned Resolution.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
GGAL Asset Management S.A.S.G.F.C.I. integrated said requirement with 36,789,288,310 shares of HF Pesos Plus Class I , equivalent to Ps. 8,675,491 and 8,203,562,470 HF Pesos Class I, equivalent to Ps. 670,131, amounting to 9,345,622.
Galicia Securities S.A.U.
Within the framework of CNV General Resolution No. 622/13, the Company has been duly registered with said agency in the following categories: “Settlement and Offsetting Agent (ALyC and AN Own Portfolio)” and “Comprehensive Mutual Funds Placement and Distribution Agent.”
In accordance with the requirements set forth, for an ALyC and AN Own Portfolio the Shareholders’ Equity must be equivalent to 470,350 Units of Purchasing Value (Unidades de Valor Adquisitivo, UVA). As of December 31, 2024, said requirement amounted to Ps.664,286, and the minimum offsetting entry required was Ps.332,143. For Comprehensive Mutual Funds Placement and Distribution Agent, said requirement amounts to Ps.230,915, and the minimum offsetting entry required is Ps.115,458.
As of December 31, 2024, the Company’s Shareholders’ Equity amounted to Ps.40,672,994 and the offsetting entry would be comprised of government securities amounting to Ps.516,789.
INVIU S.A.U.
In accordance with the requirements set forth in General Resolution No. 622/13, for an ALyC and AN Integral the Shareholders’ Equity must be equivalent to 470,350 Units of Purchasing Value (UVA), with said requirement amounting to Ps.664,286 as of December 31, 2024, and a minimum offsetting entry required of Ps.332,143. For Comprehensive Mutual Funds Placement and Distribution Agents, said requirement amounts to Ps.230,915, and the minimum offsetting entry required is Ps.115,458.
As of December 31, 2024, the Company’s Shareholders’ Equity amounted to Ps.10,025,529 and the offsetting entry would be integrated with a demand account with an amount of Ps.1,019,748.
52.4.2.    Custodial Agent of Collective Investment Products Corresponding to Mutual Funds
Banco de Galicia y Buenos Aires S.A.U.
Likewise, in compliance with Art. 7 of Chapter II, Title V of said resolution, Banco Galicia in its capacity as Escrow Agent for Collective Investment Products of Mutual Funds (depositary company): “Fima Acciones”, “Fima P.B. Acciones”, “Fima Renta en Pesos”, “Fima Ahorro Pesos”, “Fima Renta Plus”, “Fima Premium”, “Fima Ahorro Plus”, “Fima Capital Plus”, “Fima Abierto Pymes”, “Fima Mix I”, "Fima Mix II", “Fima Renta Fija Internacional”, “Fima Sustentable ASG”, “Fima Acciones Latinoamericanas US$”, “Fima Renta Fija Dólares” and “Fima Mix Dólares”, it is hereby stated that the total quantity held in escrow as of December 31, 2024 is 104,969,157,902 shares, their cash value being Ps.7,759,995,874, which is reflected in the account “Depositors of Securities Held in Escrow.”
As of December 31, 2023, securities held in escrow amounted to the quantity of 83,582,052,338 shares and their cash value was Ps.8,236,870,699.
Banco GGAL S.A.
Likewise, in compliance with Art. 7 of Chapter II, Title V of said resolution, Banco GGAL S.A: in its capacity as Escrow Agent for Collective Investment Products of Mutual Funds (depositary company): “HF Pesos”, “HF Pesos Plus”, “HF Infraestructura PPEReI”, “HF Renta Fija Argentina”, “HF Acciones Líderes”, “HF Retorno Total”, “HF Renta Fija Estratégica”, “HF Desarrollo Abierto Pymes”, “HF Pesos Renta Fija”, “HF Acciones Argentinas”, “HF Balanceado”, “HF Renta Dólares”, “HF Infraestructura II”, “Roble Ahorro en Dólares” y “HF Multimercado”, it is hereby stated that the total quantity held in escrow as of December 31, 2024 is 72,706,042,952 shares, their cash value being Ps.1,721,273,435, which is reflected in the account “Depositors of Securities Held in Escrow.”

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The balances of the Mutual Funds as of the indicated dates are detailed as follows:

Mutual Fund	12.31.24	12.31.23
FIMA Acciones	127,974,646	67,083,616
FIMA P.B. Acciones	71,883,330	38,555,051
FIMA Renta en pesos	129,999,535	191,809,827
FIMA Ahorro pesos	450,833,595	140,692,977
FIMA Renta Plus	97,794,168	130,781,440
FIMA Premium	6,241,955,502	6,810,113,754
FIMA Ahorro Plus	421,021,790	236,266,112
FIMA Capital Plus	155,560,676	530,379,302
FIMA Abierto PyMES	13,973,412	16,071,966
FIMA Mix I	30,885,545	44,003,561
FIMA Mix II	9,706,919	9,958,929
FIMA Renta Fija Internacional	4,390,512	11,246,361
FIMA Sustentable ASG	3,587,673	8,653,730
FIMA Acciones Latinoamericanas Dólares	428,571	1,254,073
Fima Renta Fija Dólares	70,449,895	—
Fima Mix Dólares	150,650,462	—
HF Pesos	944,228,648	—
HF Pesos Plus	203,850,870	—
HF Infraestructura PPEReI	76,523,171	—
HF Renta Fija Argentina	40,633,323	—
HF Acciones Líderes	37,690,195	—
HF Retorno Total	35,283,384	—
HF Renta Fija Estratégica	33,899,689	—
HF Desarrollo Abierto Pymes	30,207,152	—
HF Pesos Renta Fija	29,958,365	—
HF Acciones Argentinas	25,171,319	—
HF Balanceado	24,838,376	—
HF Renta Dólares	9,111,408	—
HF Infraestructura II	8,314,899	—
Roble Ahorro en Dólares	461,159	—
HF Multimercado	1,120	—
Total	9,481,269,309	8,236,870,699

All the transactions detailed above are recorded in off-balance sheet items—securities held in custody.
The mutual funds detailed above have not been consolidated as the Group is not a controlling company thereof, since the depository role does not imply in this case:
•power over the trust to run material activities;
•exposure or right to variable returns;
•capacity to have influence on the amount of returns to be received for the involvement.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
52.4.3.    Storage of Documents
Pursuant to General Resolution No. 629 of the CNV, Banco de Galicia y Buenos Aires S.A.U. notes that it has supporting documents regarding accounting and management transactions, which are stored at AdeA (C.U.I.T. No. 30-68233570-6), Plant III located at Ruta Provincial 36 km 31.5 No. 6471 (CP 1888) Bosques, Province of Buenos Aires, with legal domicile at Av. Juramento 1775, 4th. floor, (CP 1428), Autonomous City of Buenos Aires.
Banco GGAL S.A. notes that it has supporting documents regarding accounting operations and management transactions which are in the custody of Iron Mountain Argentina S.A. (CUIT No. 30-68250405-2), located at different addresses: Amancio Alcorta 2482 - Autonomous City of Buenos Aires, Av. Pedro de Mendoza 2147 - Autonomous City of Buenos Aires, Azara 1245 - Autonomous City of Buenos Aires and San Miguel de Tucumán 601 Spegazzini - Province of Buenos Aires.
52.5.    COMPLIANCE WITH MINIMUM CASH REQUIREMENTS:
The minimum cash regulation establishes the minimum amount of cash that financial entities must maintain, in accordance with the rules established by Argentine Central Bank, in order to ensure the liquidity of the financial system. The following are the concepts considered by the Group for the integration of the minimum cash, according to the existing regulations.
As of December 31, 2024, the balances recorded as computable items are as follows:
For Banco de Galicia y Buenos Aires S.A.U.:

	Currency
Item	Ps.	US$	Euros(*)
Checking Accounts held in Argentine Central Bank	435,677,349	2,730,469	28
Escrow Accounts held in Argentine Central Bank	257,278,973	10,303	—
National Treasury Bonds in Argentine Pesos computable for minimum cash	258,176,499	—	—
Government Securities	692,195,113	—	—
Total for integration Minimum Cash	1,643,327,934	2,740,772	28
(*) Stated in thousands of US$.
For Banco GGAL S.A.:

	Currency
Item	Ps.	US$	Euros(*)
Checking Accounts held in Argentine Central Bank	50,867,301	449,420	—
Special Guarantee Accounts benefiting electronic clearinghouses	107,304,953	12,165	—
Total for integration Minimum Cash	158,172,254	461,585	—
(*) Stated in thousands of US$.
52.6.    PENALTIES IMPOSED ON BANCO DE GALICIA Y BUENOS AIRES S.A.U. AND BANCO GGAL S.A. AND SUMMARY PROCEEDINGS COMMENCED BY THE ARGENTINE CENTRAL BANK, THE FINANCIAL INFORMATION UNIT (UIF, SPANISH ACRONYM) AND THE NATIONAL SECURITIES COMMISSION (CNV, SPANISH ACRONYM).
Penalties Imposed on Banco de Galicia y Buenos Aires S.A.U. existing as of December 31, 2024:
UIF Proceedings -Docket 867/13.
▪Penalty Notification date: June 19, 2020.
▪Reason of the Penalty: Reason of the Penalty: alleged non-compliance with the provisions of Article 21 of the Anti-Money Laundering Law and alleged non-compliance with the provisions of UIF Resolution No. 121/11, especially with the provisions of Article 13 (paragraph j), Article 14 (paragraph h); Article 21 (paragraph a); Article 23, and Article 24 (paragraphs d and e). These objections are related to the risk matrix and the transactions

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
monitoring system regarding prevention of money laundering and terrorist financing and required information allegedly missing.
▪Amount applied and responsible persons receiving penalties: penalties for global amounts of Ps.440 applied to the Bank and eight Directors.
▪Status of the Case: On September 14, 2020, the direct appeal to the penalty was filed before the National Court of Appeals for Federal Administrative Disputes of the Federal Capital, under the terms of Article 25 of Law No. 25,246, amended by Law No. 24,144; Room III, where the proceeding is pending, was designated to issue judgment. On November 30, 2023, Room III of the National Court of Appeals for Federal Administrative Matters decided to reject the direct appeal filed, with costs awarded. Against this last decision, on December 15, 2023, a Federal Extraordinary Appeal was filed, which was declared inadmissible by the Court on February 22, 2024. On February 29, 2024, an appeal was filed against that decision before the Supreme Court of Justice of the Nation, but no decision has been rendered so far.
UIF Summary Proceeding - Docket No. 127/18.
▪Penalty Notification date: April 18, 2022.
▪Imputation of Charges: alleged breaches in the determination of customer profile, deficiencies in the implementation of technological tools and monitoring and in the parameterization of alerts, as well as the alleged untimeliness of an STR filed and failure to file an STR of a customer; this in alleged violation of Articles 20 bis, 21 Paragraphs a) and b), and 21 bis of Law No. 25,246; and Articles 3 (Paragraph g); 21 (Paragraphs g and j); 22 (Paragraph a-); 23; 24 (Paragraphs d-, e- and f-); and 34 of UIF Resolution No. 121/2011, as amended.
▪Defendants: the Bank and seven Directors.
▪Status of the case: on July 1, 2022, the defense and presentation of evidence was filed together with several motions. On February 17, 2023, it was decided to proceed to the admittance of evidence, which was subsequently produced. On April 14, 2023, notice was served to present the argument on the merits of the evidence, which was presented on April 28, 2023. On December 26, 2024, due to the issuance of Resolution UIF No. 90/2024, a request was made for the defendants to be admitted to the “abbreviated procedure”, requesting the UIF to settle the charges filed. Thus, on February 3, 2025, the UIF made the settlement for the four charges involved, estimating them in the amount of Ps.9,135 for the bank and the same amount for the members of the administrative body, resulting in a total amount to be paid of Ps.18,269.
Summary Proceeding No. 1613.
▪Date of notification of the opening of the summary proceeding: August 24, 2023.
▪Imputation of Charges: alleged violation of the provisions of the Ordered Text of the rules on the “Regulation of the bank checking account”, according to Communication “A” 4971. OPASI Circular 2 - 402. Schedule. Section 7, Paragraph 7.3, Points 7.3.1.5 -in accordance with the provisions of Section 8, Points 8.2.3-, 7.3.3.2 i) and 7.3.3.2 iii) (as supplemented and amended) due to an alleged failure to ratify in court the report of loss and an inadequate report of the checks in the Information Regimes regarding two checks corresponding to a customer which were rejected due to an “Order not to pay - With funds”.
▪Defendants: the Bank, three Managers and a Check Processing Leader.
▪Status of the Case: On September 12, 2023, a general reply was filed by all the defendants, and on September 25, 2023, additional personal replies were filed. On February 29, 2024, it was resolved to open the summary to evidence, rejecting part of it -with respect to which a reservation was formulated- and admitting the rest. After the evidence was favorably provided, on April 12, 2024, it was resolved to close the proof period, and a ten-day transfer was granted in order to argue on the merits of the evidence, and the argument was filed on April 26, 2024.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
On December 10, 2024 the BCRA issued the final resolution rejecting the evidence offered and imposing a warning to the defendants. There is currently a term to appeal this decision before the presidency of the agency.
Summary Proceeding No. 1620.
▪Date of notification of the opening of the summary proceeding: December 18, 2023.
▪Imputation of Charges: alleged violation of the provisions of the Ordered Text of the “Minimum Standards on Internal Controls for Financial Institutions”, according to Communication “A” 6552, Circular CONAU 1 - 1289, Schedule I, Section I - Basic Concepts-, Point 1 - Internal Control, and Section IV - Design and Documentation of Controls-, Point 1 - Responsibilities in the Design and Implementation of Controls-, as supplemented and amended; and the Ordered Text of the rules on “Guidelines for Risk Management in Financial Institutions”, according to Communication “A” 5398, Circular RUNOR 1 - 1013, Schedule, Section 1 - Risk Management Processes-, Point 1.1. -Scope of the Guidelines-, Point 1.4. -General Principles-, Sub-point 1.4.3, and Section 6 -Operational Risk Management-, Point 6.1.2., as supplemented and amended, due to alleged failures in internal controls and deficiencies in the management of the financial entity between 09.02.19 and 08.05.22 .
▪Defendants: the Bank, and nineteen officers (Directors, Syndics, Managers and Tribe Leaders).
▪Status of the Case: on February 2, 2024, a general defense was filed by all the defendants and on March 7, 8 and 20, additional personal defenses were filed. On April 24, 2024, it was resolved to open the summary to evidence, rejecting part of it -with respect to which a reservation and a request for reconsideration was filed- and admitting the rest. On May 30, 2024 it was resolved to close the proof period, and a ten-day transfer was granted in order to file an argument on the merits of the evidence, and the argument was filed on June 13, 2024, with no further developments.
Summary Proceeding No. 7732.
▪Date of notification of the opening of the summary proceeding: August 8, 2022.
▪Imputation of Charges: Having carried out exchange operations carried out by customers without the prior approval of the Argentine Central Bank in alleged violation of art. 1, sections e) and f) of the Criminal Exchange Law (O.T. by Executive Order No. 480/95), integrated with the regulations of points 5, 6, 9, 10, 15 and 18 of Communication “A” 6770, Communication “A” 6815, Communications “C” 43716, 49077, 50737, 52384, 52388, 57618, 62862, 66581, 66582, 67343, 70322, 81561, 82665 and 84797, amending and supplementary.
▪Defendants: the Bank, General manager, Area managers and other officials.
▪Status of the case: On February 28, 2023, the global reply of all the defendants was filed. The statute of limitations of the action was raised. On June 15 and 26, 2023, the defendants' individual pleadings were filed. On August 14, 2023, the defense of lack of action filed with respect to two of the defendants was rejected, and on August 17, 2023, we filed a reservation with respect to this resolution. On January 25, 2024 the BCRA rejected the plea of lack of action filed with respect to another of the individuals charged, a resolution with respect to which we filed a reservation on February 5, 2024, which was filed on April 3 of the same year. On May 29, 2024, the opening of the evidence period was ordered and the proposed measures (testimonial, informative and expert) were produced. On December 23, 2024, the proof period was ordered to close and on February 3, 2025, the pleading was presented with the merits of the evidence, without any further developments.
Summary CNV No. 87/2024.
▪Date of notification of the opening of the summary proceeding: April 30, 2024.
▪Imputation of Charges: Alleged violation of Article 117, Paragraph “b”, of Law No. 26,831, as amended, Article 2°, Paragraphs “a”, “b” and “c”, Section II, Chapter III, Title XII, of the CNV Regulations (consolidated text of 2013 and amendments), and Article 59 of Law No. 19,550, based on a report prepared by the Argentine Central Bank and sent to the CNV, which indicates that it has detected a series of transactions that, affecting the volumes

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
and prices considered, could have induced a distorted application of Communication “A” 7546 and complementary notes in the execution of put options that have the Argentine Central Bank as the acquiring party. In their report, they state that in spite of the difficulties to accurately establish the valuations of bonds with hybrid characteristics, such as dual bonds, accentuated by the low liquidity and a discontinuous distribution of the curve, the put options executed could not have been exercised at the resulting levels if there had not been transactions carried out on February 19 and 20, 2024 by the Bank and its related companies Galicia Securities S.A.U. and Inviu S.A.U. The transactions between the aforementioned companies allegedly allowed the exercise of the liquidity option (PUT) of the Dual Bond (TDE25) for NV Ps. 113 million according to Communication “A” 7546 and complementary notes, in apparent excess for an amount of Ps. 23,072,000 in relation to the amount that would have corresponded if an extrapolated price had been applied. The result generated by such transaction was registered under the line “Net Income from Financial Instruments at Fair Value through Profit or Loss” in the Statement of Income.
▪Defendants: six Regular Directors and the three Regular Syndics of the Bank, three Regular Directors and the three Regular Syndics of Galicia Securities S.A.U. in office at the time of the facts, and five Regular Directors and the three Regular Syndics of INVIU S.A.U. in office at the time of the facts.
▪Status of the case: During the period, the pertinent answers to the charge have been presented; on the other hand, the Argentine Central Bank debited the amount of Ps. 28,837,892 voluntarily offered by the Entity as full compensation for the alleged damage and interest, without prejudice to the defense arguments, or recognition of facts or rights, a situation that has been notified to the CNV. On November 15, 2024, the opening of the proceedings was ordered, and the measures offered are currently in the process of production.
Financial Summary No. 1631 (BCRA File No. EX2024-00152644-GDEBCRA#BCRA).
▪Date of notification of the opening of the summary: October 23, 2024.
▪Imputation of Charges: alleged management and/or internal control failures and weaknesses of the financial institution in apparent violation of the provisions in: (i) certain sections of the Consolidated Text of the "Minimum Standards on Internal Controls for Financial Entities" and its complementary and amended provisions; (ii) certain provisions of the Orderly Text of the “Norms on Guidelines for Risk Management in Financial Institutions”, as supplemented and amended; and (iii) certain provisions of the Orderly Text of the “Norms on Guidelines for Corporate Governance in Financial Institutions”, and its complementary and amended provisions. This, based on the transactions carried out between February 19, 2024 and February 21, 2024 by the Bank and its related companies Galicia Securities S.A.U. and INVIU S.A.U. with the Dual Bond (TDE25) and the subsequent execution of the liquidity option (put).
▪Defendants: the Bank, seven directors, the General Manager, the former manager of the Financial Banking Area, the former manager of Trading & Global Markets, the former Trading Team Leader of the Trading & Global Markets Management and three traders of the Trading & Global Markets Management.
▪Status of the case: during the month of November, the corresponding disclosures have been presented by the Bank as well as to the Directors and the General Manager, with no further developments to date.
As of the date of preparation of these Consolidated Financial Statements, provisions have been made, the impact of which is registered in the line “Other Operating Expenses” in the Statement of Income, based on the opinion of our legal advisors, without excluding the possibility of changes in the situation that may occur in the future based on the progress of the case.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Penalties Imposed on Banco GGAL S.A. existing as of December 31, 2024
Summary No. 4774.
▪Date of notification of the opening of the summary proceeding: October 20, 2011.
▪Imputation of Charges: Alleged non-compliance with the provisions of BCRA Communication "A" 4359 due to discrepancies in real estate purchase transactions carried out by non-residents between the amounts received by the Entity and the amounts in the deeds.
▪Defendants: Banco GGAL S.A. (formerly HSBC Bank Argentina S.A.), and 4 individuals.
▪Status of the Case: On April 6, 2017, the defendants were acquitted of all charges, and on May 18, 2017, the Court of Appeals upheld the acquittal. On July 13, 2017, the extraordinary appeal filed by the Prosecutor was granted. On October 29, 2024, the Supreme Court issued a ruling ordering the suspension of the extraordinary appeal due to the statute of limitations. Therefore, it returned the proceedings to the court of origin for review.
Summary No.1426.
▪Date of notification of the opening of the summary proceeding: February 2, 2015.
▪Imputation of Charges: The charge is for failure to comply with regulations governing the decentralization of information technology and information systems activities abroad, as well as failure to meet minimum management, implementation, and control requirements.
▪Defendants: Banco GGAL S.A. (formerly HSBC Bank Argentina S.A.), and 7 individuals.
▪Status of the Case: On July 29, 2019, a fine of Ps.945,000 was imposed against the Bank and fines were imposed on the individuals. On March 26, 2021, the Court of Appeals revoked the fines imposed on the Bank and the individuals. The BCRA filed an extraordinary appeal against this ruling, which is pending resolution before the Supreme Court of Justice of the Nation.
Summary No.7539.
▪Date of notification of the opening of the summary proceeding: March 3, 2021.
▪Imputation of Charges: The Entity is charged with alleged non-compliance with the criminal exchange regime in connection with international transfers made by customers in 2019.
▪Defendants: Banco GGAL S.A. (formerly HSBC Bank Argentina S.A.), and 3 individuals.
▪Status of the Case: On April 7, 2021, the Bank and the individuals answered to the defense. On December 9, 2024, the Court issued a judgment freely absolving the accused individuals of guilt and charges and declaring the Bank exempt from liability. Said sentence is not final, it could be appealed by the Public Prosecutor.
Summary No.8064.
▪Date of notification of the opening of the summary proceeding: August 29, 2023.
▪Imputation of Charges: The Bank is charged with alleged noncompliance with the criminal exchange regime in connection with international transfers made in 2020 by customers.
▪Defendants: Banco GGAL S.A. (formerly HSBC Bank Argentina S.A.), and 4 individuals.
▪Status of the Case: On October 4, 2023, the Entity and individuals responded to the releases.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Summary UIF Expt. No.174/15.
▪Imputation of Charges: The entity is accused of alleged deficiencies in the Prevention Manual, in certain files and in some specific operations of former clients.
▪Defendants: Members of the Board of Directors at the date of the events.
▪Status of the Case: On November 17, 2020, the Entity was notified of Resolution UIF 47/20 in the framework of the summary 174/15 in which a fine of Ps.550 was imposed. On December 30, 2024 the Court of Appeals confirmed the fines imposed. As of the date of these financial statements, such resolution is not final. The Entity's management and its legal advisors consider that there would be no significant adverse equity effects that could result from the final outcome of such actions.
Summary CNV No.631/2014.
▪Imputation of Charges: The Bank is charged with alleged formal breaches in the corporate books of Financial Trust (the Bank in its capacity as trustee).
▪Defendants: Members of the Board of Directors and Syndics at the date of the events.
▪Status of the Case: On March 6, 2019, the Bank was notified of the Resolution of the CNV in the framework of the summary 631/2014 which imposes a fine of Ps.200 to be applied to the Bank. On March 11, 2021, the Court of Appeals revoked the fine and the CNV filed an extraordinary appeal against such ruling, which was rejected on August 13, 2021. CNV filed a complaint appeal before the Argentine Supreme Court of Justice. On December 17, 2020, the Entity was notified of the Resolution of the CNV in the framework of the summary 632/14 in which a fine of Ps.500 thousand was imposed to be applied to the Entity jointly and severally with the directors and trustees at the time of the facts. On December 21, 2021, the Court of Appeals confirmed the fine sanction and ordered the CNV to determine the amount since the fine that the CNV had taken as an aggravating element to sanction (fine of the summary 631/2014) was later revoked. The extraordinary appeal against the resolution of the Court of Appeals was rejected and the Entity filed on July 5, 2022 a complaint appeal before the Supreme Court of Justice of the Nation.
The Group considers that the resolution of these proceedings will not have significant impact on its equity.
52.7.    ISSUANCE OF DEBT SECURITIES
The issuance of debt securities is detailed in Notes 27 and 28.
52.8.    RESTRICTIONS FOR DIVIDEND DISTRIBUTION
Pursuant to Section 70 of the General Corporations Law, Grupo Financiero Galicia S.A. should transfer 5% of the net income for the year to the Legal Reserve until 20% of the capital stock is reached, plus the balance of the Capital Adjustment account.
With respect to Banco Galicia, Banco GGAL S.A. and Naranja Digital Compañía Financiera S.A.U., the Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at fiscal year-end, plus (or less), the adjustments made in previous fiscal years and, less, if any, the loss accumulated at previous fiscal year-end, be allocated to the legal reserve.
This proportion applies regardless of the ratio of the Legal Reserve fund to Capital Stock. Should the Legal Reserve be used to absorb losses, earnings shall be distributed only if the value of the Legal Reserve reaches 20% of the Capital Stock plus the Capital Adjustment.
The Argentine Central Bank sets rules for the conditions under which financial institutions can make distributions of profits. According to these rules, profits can be distributed as long as results of operations are positive after deducting not only the Reserves, which may be legally and statutory required, but also the following items from Retained Income: The

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
difference between the carrying amount and the fair value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at fair price, the amounts capitalized for lawsuits related to deposits and any unrecorded adjustments required by the external auditors or the Argentine Central Bank.
Moreover, in order that a financial institution be able to distribute profits, such institution must comply with the capital adequacy rule, i.e. with the calculation of minimum capital requirements and the regulatory capital.
For these purposes, this shall be done by deducting from its assets and Retained Income all the items mentioned in the paragraph above. Moreover, in such calculation, a financial institution shall not be able to compute the temporary reductions that affect minimum capital requirements, computable regulatory capital or its capital adequacy.
The Argentine Central Bank established that a capital conservation margin must be maintained in addition to the minimum capital requirement, equivalent to 3.5% of risk-weighted assets. Said margin must exclusively be integrated with level I, net of items deductibles. Income distribution will be limited when the level and composition of the institution’s Regulatory Capital puts said distribution within the range of the capital conservation margin.
The Argentine Central Bank provided that income distribution must be performed with its prior authorization.
The Argentine Central Bank established that, from 01.01.23 until 12.31.2, the financial institutions may distribute income for up to 40% of the accumulated income, with prior authorization by said Institution. In turn, said distribution must be in 6 equal, monthly and consecutive installments.
Communication "A" 7984 established that as from 01.01.24 and until 12.31.24, financial institutions authorized by the Argentine Central Bank may distribute profits in 6 equal, monthly and consecutive installments for up to 60% of the amount that would have corresponded if the rules on "Distribution of profits" had been applied.
Communication "A" 8214 established that until 12.31.25, financial institutions authorized by the Argentine Central Bank may distribute profits in 10 equal, monthly and consecutive installments (as from 06.30.25 and not before the penultimate business day of the following months) for up to 60% of the amount that would have corresponded if the rules on "Distribution of profits" had been applied.
Tarjeta Naranja S.A.U.’s Ordinary and Extraordinary Shareholders’ Meeting held on March 16, 2006, decided to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year. This restriction shall remain in force as long as the company’s Shareholders’ Equity is below Ps.300,000 (Ps.112,666,306 in closing currency).
The Group may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with the rules of the Argentine Central Bank. Therefore, retained earnings included in the consolidated financial statements may not be wholly distributable.
The Group has presented its local financial statements under these rules on February, 28 2025.
Shareholders’ equity under the rules of the Argentine Central Bank comprise the following captions:

12.31.24
Share Capital	1,588,514
Additional paid in Capital	697,387,566
Adjustments to shareholders´ equity	1,777,901,786
Legal reserve	96,937,890
Distributable reserves	2,225,980,399
Non distributable reserves	39,461,498
Profit for the year	1,757,295,566
Total Shareholder’s equity under the rules of the Argentine Central Bank	6,596,553,219

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Board of Directors proposes that the profit for fiscal year, which as of December 31, 2024 amounts to Ps.1,618,596,208, be allocated to: (i) 5% to the constitution of the Legal Reserve; (ii) the payment of a cash dividend in an amount such that, adjusted for inflation, results in the sum of Ps.88,000,000; (iii) the payment of an additional cash dividend of Ps.$300,000,000 subject to the approval and conditions that Banco Galicia obtains from the BCRA, which may result in a different dividend amount; and (iv) the remaining balance to the constitution of a Special Discretionary Reserve for eventual dividend distribution.
52.9.    CAPITAL MANAGEMENT AND CORPORATE GOVERNANCE TRANSPARENCY POLICY
Grupo Financiero Galicia S.A.
Board of Directors
Grupo Financiero Galicia S.A.’s Board of Directors is the Company’s highest management body. It is made up of nine directors and three alternate directors, who must have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and to act with the loyalty and diligence of a good businessman.
As set out in its bylaws, the term of office for both directors and alternate directors is three (3) years; they are partially changed every year and may be reelected indefinitely.
The Company complies with the appropriate standards regarding total number of directors, as well as the number of independent directors. Furthermore, its bylaws provide for the flexibility necessary to adapt the number of directors to the possible changes in the conditions in which the Company carries out its activities, from three (3) to nine (9) directors.
The Board of Directors complies, in every relevant respect, with the recommendations included in the Code on Corporate Governance as Schedule IV to Title IV of the regulations issued by the National Securities Commission (Text amended in 2013).
Likewise, controls are carried out on the application of corporate governance policies defined by regulations in force, through the Executive Committee, the Nomination and Compensation Committee, the Audit Committee, the Disclosure Committee, and the Ethics, Conduct and Integrity Committee. The Committees periodically reports to the Board of Directors, who becomes aware of the decisions of each Committee, and the relevant matters are recorded in the Minutes of their meetings.
Executive Committee
In July 2018, Grupo Financiero Galicia S.A.’s Board of Directors approved the creation of the Executive Committee, along with its governing rules and regulations. It is made up of five directors, and the purpose of its creation is to contribute to the conduction of the Company’s ordinary business and the efficient performance of the Board of Directors’ duties.
Nominations and Compensation Committee
The objective behind the creation of this Committee is to facilitate the analysis and monitoring of several issues based on good corporate governance practices; it is composed of five directors, two of them independent.
Its main duty is to support the Company’s Board of Directors in preparing the candidates appointment proposal to occupy positions on said Board of Directors.
Audit Committee
The Audit Committee set by Capital Markets Law No. 26831 and the CNV’s regulations is formed by three directors, two of whom are independent, and meets the requirements set out in U.S. Sarbanes-Oxley Act.
Such Committee’s mission is to provide the Board of Directors with assistance in overseeing the financial statements, as well as in the task of controlling Grupo Financiero Galicia and its subsidiaries.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Committee for Information Integrity
The Committee for Information Integrity was created in compliance with the recommendations of U.S. Sarbanes Oxley Act, and is made up of the General Manager, the Administrative and Finance Manager and two supervisors of the Administrative and Finance Division.
Its most important duties are monitoring the Company’s internal controls, reviewing the financial statements and other information published, preparing Board of Directors’ reports with the activities carried out by the Committee. Its operation has been adapted to local laws and it currently performs important administrative and reporting duties, which are used by the Board of Directors and the Audit Committee, contributing to the transparency of the information provided to markets.
Ethics, Conduct and Integrity Committee
The objective behind the Ethics, Conduct and Integrity Committee is to promote compliance with standards, principles of good conduct, and the Code of Ethics.
Basic Holding Structure
Grupo Financiero Galicia S.A. is a company whose sole purpose is to conduct financial and investment activities as per Section 31 of the General Corporations Law. That is to say, it is a holding company whose activity involves managing its equity investments, assets and resources.
Therefore, Grupo Financiero Galicia S.A. directly and indirectly holds those equity interests in companies that carry out activities defined as non-supplementary.
Grupo Financiero Galicia S.A. has a reduced structure due to its nature as holding company of a group of financial services. Accordingly, certain typical organizational aspects of large operating companies are not applicable thereto.
To conclude, one should note that Grupo Financiero Galicia S.A. is under the control of a pure holding company, EBA Holding S.A., which has the number of votes necessary to hold the majority of votes at the Shareholders’ Meetings, although it does not have any managerial functions over the former.
Compensation Systems
Directors’ compensation is defined by the General Shareholders’ Meeting and is fixed within the limits established by law and the corporate bylaws.
The Audit Committee expresses its opinion on whether compensation proposals for Directors are reasonable, taking into consideration market standards.
Business Conduct Policy
The Company has consistently shown respect for the rights of its shareholders, reliability and accuracy in the information provided, transparency as to its policies and decisions, and caution with regard to the disclosure of strategic business issues.
Code of Ethics
Grupo Financiero Galicia S.A. has a Code of Ethics formally approved that guides its policies and activities. It considers business objectivity and conflict-of-interests related-aspects, and how the employee should act upon identifying a breach of the Code of Ethics.
Banco de Galicia y Buenos Aires S.A.U.
Banco Galicia’s Board of Directors is the Company’s highest management body. As of the date of preparation of these consolidated financial statements, it is made up of seven directors and four alternate directors, who have the necessary

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and act with the loyalty and diligence of a good businessman.
Banco Galicia complies with the appropriate standards regarding total number of directors, as well as number of independent directors. Furthermore, its bylaws provide for the flexibility necessary to adapt from three (3) to nine (9) directors to the possible changes in the conditions in which the Bank carries out its activities.
The General Shareholders’ Meeting has the power to establish the number of directors, both independent and non-independent ones, and appoint them. Out of the seven directors, one of them is independent. In addition, two of the alternate directors are independent. The independence concept is defined in the regulations set forth by the CNV and the Argentine Central Bank regulations.
As regards prevention of conflicts of interest, the provisions set forth in the General Corporations Law and the Capital Markets Law are applicable.
As set out in the bylaws, the term of office for both directors and alternate directors is three years; two thirds of them (or a fraction of at least three) are changed every year and may be reelected indefinitely.
The Board of Directors’ meeting is held at least once a week and when required by any director. The Board of Directors is responsible for the Bank’s general management and makes all the necessary decisions to such end. The Board of Directors’ members also take part, to a greater or lesser extent, in the commissions and committees created. Therefore, they are continuously informed about the Bank’s course of business and become aware of the decisions made by such bodies, which are transcribed into minutes.
Additionally, the Board of Directors receives a monthly report prepared by the General Manager, the purpose of which is to report the material issues and events addressed at the different meetings held between the General Manager and Senior Management. The Board of Directors becomes aware of such reports, as evidenced in the minutes.
In connection with directors’ training and development, the Bank has a program, which is reviewed every nine months, whereby they regularly attend courses and seminars of different kinds and subjects.
According to the activities carried out by the Bank, effective laws and corporate strategies, the following committees have been created to achieve an effective control over all activities performed by the Bank:
•Risk and Capital Allocation Committee
It is in charge of approving and analyzing capital allocation, establishing risk policies and monitoring the Bank’s risk.
•High Credit Committee
This committee’s function is to approve and sign credit ratings and grant transactions related to high-risk groups and customers, i.e., greater than 2.5% of the Bank’s individual Computable Regulatory Capital, clients included in Communication "A" 2373 of Credit Graduation or its modifications, clients of the public sector whose risk level exceeds 0.05% of the individual RPC of the Bank, loans to financial institutions (local or foreign) and related customers, in which case two thirds of the Board of Directors is required to participate.
•Low Credit Committee
This committee’s function is to approve and sign the credit ratings and grant transactions related to medium-risk groups and customers, equal to amounts greater than 1% of the Bank’s individual Computable Regulatory Capital.
•Asset and Liability Management Committee
It is in charge of analyzing the fundraising and its placement in different assets, the follow-up and control of liquidity, interest-rate and currency mismatches, and management thereof.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
•Information Technology Committee
This Committee is in charge of supervising and approving the development plans of new systems and their budgets, as well as supervising these systems’ budget control. It is also responsible for approving the general design of the systems’ structure, the main processes thereof and the systems implemented, as well as monitoring the quality of the Bank’s systems, within the policies established by the Board of Directors.
•Audit Committee
The Audit Committee is responsible for helping the Board of Directors, in performing the control function of the Bank and its controlled companies and the companies in which it owns a stake, in order to fairly ensure the following objectives:
•Effectiveness and efficiency of operations;
•Reliability of the accounting information;
•Compliance with applicable laws and regulations; and
•Compliance with the goals and strategy set by the Board of Directors.
•Committee for the Control and Prevention of Money Laundering and Funding of Terrorist Activities (CPLA/FT, as per its initials in Spanish)
It is in charge of planning, coordinating, and ensuring compliance with the policies on anti-money laundering and funding of terrorist activities set and approved by the Board of Directors.
•Committee for Information Integrity
It is in charge of encouraging compliance with the provisions of Sarbanes-Oxley (2002).
•Human Resources and Governance Committee
It is in charge of presenting the succession of the General Manager and Division Managers, analyzing and establishing the General Manager’s and Division Managers’ compensation, and monitoring the performance matrix of Department and Division Managers.
•Performance Reporting Committee
It is in charge of monitoring the performance and results of operations and evaluating the macro situation.
•Liquidity Crisis Committee
It is in charge of evaluating the situation upon facing a liquidity crisis and deciding the steps to be implemented to tackle it.
•Compliance Committee
It is in charge of instilling respect for Banco Galicia’s rules, code of conduct and ethics, and mitigating the compliance risk, by defining policies and establishing controls and reports in the best interests of the Bank and its employees, shareholders, and customers.
•Committee for the Protection of Users of Financial Services
It is responsible for following up on the activities developed by Banco Galicia’s management involved in user protection internal processes to ensure adequate compliance with legal and regulatory standards.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Bank considers the General Manager and Division Management reporting to the General Manager as Senior Management. These are detailed as follows:
•Retail Banking Division
•Wholesale Banking Division
•Financial Banking Division
•Products and Technology Division
•People Division
•Risk Division
•Finance and Strategic Planning Division
Senior Management’s main duties are as follows:
•Ensure that the Bank’s activities are consistent with the business strategy, the policies approved by the Board of Directors and the risks to be assumed.
•Implement the necessary policies, procedures, processes and controls to manage operations and risks cautiously, meet the strategic goals set by the Board of Directors and ensure that the latter receives material, full and timely information so that it may assess management and analyze whether the responsibilities assigned are effectively fulfilled.
•Monitor the managers from different divisions, in line with the policies and procedures set by the Board of Directors and establish an effective internal control system.
Basic Holding Structure
The Bank’s majority shareholder is Grupo Financiero Galicia S.A., which has full control of its shares and votes. In turn, the Bank holds equity investments in supplementary companies as shareholders of the parent, as well as non-controlling interests in companies whose controlling company is its own shareholders of the parent. From a business point of view, this structure allows the Bank to take advantage of significant synergies that guarantee the loyalty of its customers and additional businesses. All business relationships with these companies, whether permanent or occasional in nature, are fostered under the normal and usual market conditions and this is true when the Bank holds either a majority or minority interest.
Business Conduct Policy and/or Code of Ethics
The Bank has a formally approved Code of Ethics that guides its practices and activities. It considers aspects related to objectivity, transparency and honesty in business, and contains guidelines on how the employee should act in the event of non-compliance with it or with our internal policies, giving intervention to the Conduct Committee.
Information Related to Personnel Economic Incentive Practices
The Human Resources and Governance Committee, composed of two (2) Directors, the General Manager and the Organizational Development and Human Resources Division Manager, is in charge of establishing the compensation policy for Banco Galicia’s personnel.
It is the policy of Banco Galicia to manage the full compensation of its personnel based on the principles of fairness, meritocracy, and justice, within the framework of the legal regulations in force.
The aim of this policy is to provide an objective and fair basis, through the design and implementation of tools for the management of the fixed and variable compensation paid to each employee, based on the scope and complexity of each

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
position’s responsibilities, individual performance with regard to compliance thereof, contribution to the Bank’s results and conformity to market values, with the purpose of:
•Attracting and creating loyalty with regard to quality personnel suitable for the achievement of the business strategy and goals.
•Being an individual motivation means.
•Easing the decentralized management of compensation administration.
•Allowing the effective budget control of personnel costs.
•Guaranteeing the internal fairness in order to monitor and ensure both external and internal fairness with regard to the payment of fixed and variable compensation. The Compensation and People Analytics area uses and puts at the disposal of the Senior Management and the Human Resources Committee market surveys published by consulting firms specialized in compensation issues, pursuant to the market positioning policies defined by the management division for the different corporate levels.
With the purpose of gearing individuals towards the achievement of attainable results that contribute to the global performance of the Bank/Area, and to the increase in motivation for the common attainment of goals, differentiating individual contribution, Banco Galicia has different variable compensation systems:
1)Business Incentives and/or Incentives through Commissions system for business areas.
2)Annual Bonus System for management levels, officers and the rest of the employees who are not included in the business incentives system. The annual bonus is determined based on individual performance and the Bank’s results and is paid in the first quarter of the next fiscal year. To determine the variable compensation for the Senior Management and Middle Management, the Bank uses the Management Performance Assessment System. This system has been designed including both qualitative and quantitative KPI (Key Performance Indicators). Criteria are all quantitative, and built considering at least three characteristics:
a)Results.
b)Business volume or size.
c)Projections: Indicators that protect the business for the future (For example: Quality, internal and external customer satisfaction, risk coverage, work environment, etc.).
The significance or impact of each of them is monitored and adjusted yearly pursuant to the strategy approved by the Board of Directors.
The interaction among these three aspects seeks to make incentives related to results and growth consistent with the risk thresholds determined by the Board of Directors. In turn, there is no deferred payment of variable compensation subject to the occurrence of future events or in the long term, taking into consideration that the business environment in the Argentine financial system is characterized by being mainly transactional, with lending and borrowing transactions with a very short seasoning term.
Annual budget and management control – the latter carried out monthly in a general manner and quarterly in a more detailed manner—include different risk ratios, including the ratio between compensation and risks undertaken. Variable compensation is only paid in cash. There are no share-based payments. Every change to this policy is submitted to Banco de Galicia y Buenos Aires S.A.’s Human Resources Committee for its consideration.
Banco GGAL S.A.
Board of Directors
The Bank is managed and administered by a Board of Directors composed of not less than three (3) nor more than seven (7) regular members, who are elected by the Stockholders' Meeting, which establishes their number for each fiscal year. The Board of Directors also elects alternate members, whose number may be equal to or less than that of the regular members.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Board of Directors has the broadest powers and attributions for the management, organization and administration of the Bank, with no other limitations than those resulting from the legislation in force and the Bylaws. The Shareholders' Meeting approves the management of the Board of Directors and fixes the directors' fees at the time of approval of the annual financial statements. Directors serve for one fiscal year, and may be reelected indefinitely, as decided by the Shareholders' Meeting. The term of office of each director is understood to be extended until the day on which he/she is reelected or his/her replacement is appointed. The Board of Directors meets validly with the absolute majority of its members and resolves by a majority of the members present.
As of December 31, 2024, the Board of Directors is composed of five (5): three (3) Regular Directors and two (2) Alternate Directors, appointed by the Ordinary and Extraordinary General Shareholders' Meeting held on December 6, 2024 and the Board of Directors' meeting for distribution and acceptance of positions held on the same date.
As of the date of issuance of the Financial Statements, the working committees and commissions operating in the Bank are as follows:
•Audit Committee
•Anti-Money Laundering and Terrorism Financing Committee
•Risk Management Committee
•Governance, Technology and Information Security Committee
•Stress Testing Committee
•Treasury Product Valuation Committee
•Customer Experience Committee
•Assets and Liabilities Committee
•Legal and Compliance Working Group
The Bank informs that the Senior Management is composed of:
•General Manager
•Retail Banking
•Wholesale Banking
•Treasury and Markets
•Operations, Services and Technology
•Internal Audit
•Administration and Finance
•Risk and Regulatory Compliance
•Human Resources
•Legal Matters
•Corporate Planning and Sustainability
•Internal and External Communications
Basic Holding Structure
The Bank's total authorized and issued capital stock amounts to Ps.1,244,126 and is divided into two classes of shares, Class “A” and “B”, all of which are common shares with a par value of Ps.1, of which 852,117,003 shares are Class “A” shares and 392,008,586 shares are Class “B” shares.
Each Class “A” share entitles the holder to one vote, and each Class “B” share entitles the holder to five votes. Class “B” shares may be converted into Class “A” shares in accordance with article 7 of the Bank's bylaws. The two classes of shares have identical rights in all other respects. The Bank's bylaws authorize the issuance of preferred shares, but no preferred shares have been issued to date.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Code of Ethics
The Bank has a Code of Conduct that sets out the ethical principles and rules that must govern the actions of its officers and employees, always within the framework of compliance with the regulations governing banking activities. The Code of Conduct establishes high standards of personal integrity to which all members of the Bank must adhere, both in the conduct of the Bank's business and in personal and financial matters. These standards will govern acts of competition, the prevention of corruption and other illegal or unethical practices.
The Code of Conduct is published on the corporate intranet, updated annually and approved by the Board of Directors. All employees are required to read the Code of Conduct annually to confirm that they have read any changes.
Conflicts of Interest
The Bank has established procedures to identify and manage conflicts of interest. These procedures include organizational and administrative provisions to protect the interests of clients. The procedures are designed to identify and manage the various types of conflicts of interest that may arise. The conflict of interest policy is communicated to all employees and is included in the Code of Conduct, which is available to all employees on the Bank's intranet.
In addition, the Board of Directors approves the document entitled "Memorandum for Directors", which includes a section entitled "Conflicts of Interest" describing the process for reporting and approving conflicts or potential conflicts of interest of directors.
Qualitative information
Information on its economic incentive practices for employees:
(a) Information on the decision-making process used to determine the incentive policy.
Description, composition and responsibilities of the bodies that oversee compensation.
Compensation and incentive initiatives and policies, as well as succession plans, subject to review by the Board, as follows:
•Reviews and provides input on human resources policies, initiatives, actions and implementation plans, including compensation and incentive policies.
•Drives major human resources-related programs and decisions, and provides support and guidance to the HR function in the execution and management of these programs.
•Provides feedback, approval (where appropriate) and common criteria on strategic goals and priorities for Human Resources. This forum is an integral part of human resources governance as it provides a structured way to measure internal customer feedback and satisfaction with services, ensure alignment between business and strategy, and foster collaboration with key stakeholders.
•Reviews and approves results and changes to fixed and variable compensation models.
b) Key features of the system design:
Information on the design and structure of the compensation processes:
Proposed salary actions are approved by the Head of each Business/Support Unit and the Human Resources Manager and submitted to the Board of Directors for validation.
Any such action must be included in the annual budget established the previous year. Human Resources Management is responsible for the application of the Bank's compensation policy, while Internal Audit Management monitors compliance.
Total compensation is managed in line with market trends and employee performance. It is important to note that almost all of the Bank's employees are covered by collective bargaining agreements and are therefore subject to salary negotiations.
The Company's compensation practices include a variable component. The main variable schemes are: a) RBWM IF, paid quarterly, bonus scheme corresponding to the commercial and administrative platform working in the retail banking branch network, and b) General Bonus, paid annually, for the rest of the Bank's effective population.
For certain functions considered to be significant risk takers, a percentage of the variable compensation is paid in the form of restricted shares with deferred vesting.
The average ratio between fixed and variable compensation varies according to the hierarchical level, the plan and the budget defined for each period.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Description of the measures by which current and future risks are taken into account in the compensation process:
At the Bank, risk appetite describes the amount and type of risk the Bank is prepared to take in the execution of its strategy, with the objective of ensuring that the underlying business activity is prudently managed and controlled. Risks should be commensurate with returns: returns should be commensurate with the risks taken and in line with strategic plans and risk management policies.
Risk appetite is set in the context of how the bank defines and measures different types of risk. The RAS feeds into the Control Panel, which is taken into account in the analysis of variable compensation for the relevant period.
In addition, to ensure that compensation is aligned with business strategy, performance measurement takes into account not only annual but also long-term objectives and full compliance with the Bank's values.
Description of the ways in which the Bank seeks to link performance over the performance period to pay levels:
An employee's variable compensation is determined based on the following:
1.Company performance: the measurement of profit before tax (which includes provisions) is one of the main indicators,
2.Performance of the Business/Support Unit to which the employee belongs,
3.Individual performance, measured through a dashboard of financial and non-financial objectives, including compliance with the Bank's internal rules and applicable laws,
4.Comparison with market compensation levels, and
5.The allocated budget.
The measurement of the achievement of objectives is used to evaluate both individual and business unit/support unit performance and, consequently, affects the determination of variable compensation. In addition, any violation or non-compliance with rules or behavior that is not in line with the Bank's values is also taken into account in the evaluation and determination of variable compensation.
Bonuses are determined on the basis of actual results achieved and previously verified in accounting terms, including the write-off of provisions, and there is no guaranteed minimum.
Description of the different forms of variable remuneration used by the Bank and the justification for their use:
The Bank uses cash and deferred shares as forms of variable compensation. The combination of cash and shares only applies to employees defined as MRTS (Material Risk Takers).
Gender policies and practices implemented
The Group's Diversity strategy is made up of 2 lines of work: gender and disability.
This strategy has as its main objective the search for representation of women at all levels of the organization and the hiring of people with disabilities.
The Group uses the main initiatives, guidelines, standards and international certifications on gender as a guide; United Nations Global Compact; UNEP FI Principles for Responsible Banking (PRB); United Nations Women's Empowerment Principles (WEPs).
The Group's Diversity strategy is composed of 5 work areas: (i) Gender, (ii) Disability, (iii) Generations, (iv) Socioeconomic Vulnerability and (v) Sexual diversity, which each company addresses according to the particularities of its own culture and problems in greater or lesser depth.
The main objective of this strategy is to:
•Promote and guarantee equal opportunities and the strategic role of women in business,
•promote an integration that respects gender equity in its subsidiaries, both in the Board of Directors and in the Supervisory Committee,

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
•favor and promote the inclusion and job training of people with disabilities,
•favor and promote training for the first job of young people from socioeconomically vulnerable households,
•generate initiatives to favor the adaptation of the people working in the Group to the new needs of the market and to prevent the generation of situations of Ageism, and
•promoting respect for sexual, affective and gender diversity, inclusion and non-discrimination of LGBTIQ+ people.
As of December 31, 2024, the percentage (%) of women in the Group is as follows:

Conformation of women in the Group	Total	Women	% of women
Regular and Alternate Directors (1)	14	2	14%
Regular and Alternate Trustees (2)	6	1	17%
General, area and department Managers	183	59	32%
Rest of collaborators	8,980	4,453	50%
Total	9,183	4,515	49%
(1) It corresponds to the Board of Directors of Grupo Financiero Galicia S.A.
(2) It corresponds to the Supervisory Committee of Grupo Financiero Galicia S.A.

NOTE 53. ECONOMIC CONTEXT WHERE THE GROUP OPERATES
The Group operates in a complex economic context, both in the national and international spheres.
Regarding the international sphere, the year 2025 started off more volatile for international markets due to trade conflicts arising from the tariffs announced by Trump. While the measures imposed on Canada and Mexico were postponed to April, the announcements against Chinese and European imports and commodities in general generated uncertainty in the markets. Meanwhile, tariffs of 25% on steel and aluminum imports have already been confirmed. These measures could affect the Federal Reserve's target disinflationary path, leading investors to expect the first rate cut to come at the June meeting. Given this scenario, the volatility of stock indices has stood out since the beginning of the year, with the United States lagging behind the stock markets of China and Europe so far in 2025.
At the local level, during 2024, the Gross Domestic Product (GDP) accumulated a decline of 1.7% compared to the same period in 2023. The retraction was explained by investment (-17.8%), private consumption (-4.2%) and public consumption (-3.2%). Exports, on the other hand, grew by 23.2%. In seasonally adjusted terms, during fourth quarter GDP grew 1.4% compared to the third quarter of 2024.
On a year-over-year basis, inflation for 2024 closed at 117.8%, showing a sustained slowdown throughout last year. In February 2025, the monthly inflation rate was 2.4%, while the year-over-year rate reduced to 66.9%.
As of December 29, 2023, the exchange rate stood at Ps./US$ 808.5, rising to Ps./US$ 1,032.5 by December 30, 2024, according to BCRA Communication “A” 3500. Throughout 2024 and January 2025, the official exchange rate followed a 2% monthly crawl. However, effective February 1, 2025, the Central Bank adjusted the pace of depreciation to 1% per month. As of March 25, 2025, the exchange rate reached Ps./US$ 1,071.6.
In 2024, the current account of the Foreign Exchange Balance posted a surplus of US$ 1.695 billion, while the capital and financial account registered inflows totaling US$ 4,370 billion during the same period.
International reserves rose by US$ 6,539 billion in 2024, primarily driven by Central Bank purchases of foreign currency from the private sector, which totaled US$ 18,710 billion. However, by March 25, 2025, reserves declined to US$ 26,441 billion, representing a US$ 3,171 billion decrease compared to year-end 2024.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 30, 2024, private sector dollar deposits totaled US$ 31,442 billion, an increase of US$ 15,639 billion from year-end 2023. This surge is partially attributed to Stage 1 of the asset regularization process carried out between mid-August and early November. By March 20, 2025, private sector foreign currency deposits had declined slightly to US$ 29,620 billion.
Dollar-denominated credit to the private sector rose significantly, reaching US$ 10,829 billion by the end of 2024, an increase of US$ 7,419 billion year-over-year. As of the latest available data, the balance had increased further to US$ 14,296 billion, up US$ 3,467 billion from the previous year-end.
The Central Bank implemented a series of benchmark rate reductions throughout 2024 and continued easing into 2025. The benchmark rate fell from approximately 100% at the start of 2024 to 32% by December 6. On January 31, 2025, an additional rate cut brought the yield on Liquidity Treasury Bills to 29%.
In early October 2024, the Central Bank introduced a new interest rate for wholesale fixed-term deposits exceeding Ps. 1 billion, with 30–35 day maturities. This rate, the Argentine Wholesale Rate (TAMAR), stood at 31.5% as of March 21, 2025.
In fiscal terms, the Non-Financial Public Sector recorded a primary surplus of Ps. 10.41 trillion in 2024, equivalent to 1.8% of GDP. The financial surplus reached Ps. 1.76 trillion (0.3% of GDP), driven by a 27.5% real reduction in expenditures, which more than offset a 4.9% real decline in revenues. In February 2025, the primary surplus amounted to Ps. 1.18 trillion (0.14% of GDP), while the financial surplus stood at Ps. 310.7 billion (0.04% of GDP).
At the end of January, the government announced a temporary reduction in export duties on key agricultural commodities, including soybeans, soybean by-products, wheat, barley, sorghum, corn, and sunflower—effective from January 27 to June 30, 2025. Additionally, export duties were permanently eliminated for regional economies.
The context of volatility and uncertainty continues as of the issuance date of these condensed consolidated interim financial statements.
The Group’s Management permanently monitors the evolution of the variables that affect their business to define their course of action and identify the potential impacts on their equity and financial position. These consolidated financial statements must be read in the light of these circumstances.

NOTE 54. SUBSEQUENT EVENTS
Irrevocable Contributions
On January 24, 2025, Tarjetas Regionales S.A. made a contribution to Naranja Digital Compañía Financiera S.A.U. for the amount of Ps.26,342,691.
On January 24, 2025, Grupo Financiero Galicia S.A. made a contribution in favor of its subsidiary Galicia Investments LLC for the amount of US$5,000.
On January 24, 2025, Grupo Financiero Galicia S.A. made a contribution in favor of the subsidiary Galicia Ventures LP in the amount of US$495,000.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Dividends
On March 18, 2025, Galicia Warrants S.A. held an Ordinary Shareholders’ Meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.1,000,000.
On March 31, 2025, Galicia Asset Management S.A.U. held an Ordinary Shareholders’ Meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.48,820,000.
On April 16, 2025, Tarjeta Naranja S.A.U. held an Ordinary and Extraordinary Shareholders’ Meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.65,000,000.
On April 16, 2025, Tarjetas Regionales S.A. held an Ordinary Shareholders’ Meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.65,000,000.
On April 23, 2025, Banco de Galicia y Buenos Aires S.A.U. held an Ordinary and Extraordinary Shareholders’ Meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.300,000,000 (in December, 2024 currency), payable in 10 monthly and consecutive installments in homogeneous currency as of the date of each payment, subject to the prior approval of the Argentine Central Bank and payable in the manner determined by said entity.
Debt Securities
On February 6, 2025, Banco de Galicia y Buenos Aires S.A.U. issued and placed Class XXI Debt Security. The aforementioned issuance was made for an amount of Ps.79,786,900, maturing 12 months from the issuance date. Interest will be accrued at Tamar rate plus a 2.75% margin, to be paid quarterly.
On February 6, 2025, Banco de Galicia y Buenos Aires S.A.U. issued and placed Class XXII Debt Security. The aforementioned issuance was made for an amount of US$73,823, maturing 6 months from the issuance date. Interest will be accrued at 4.15% margin, to be paid together with the full principal amount at maturity.
On March 10, 2025, Banco de Galicia y Buenos Aires S.A.U. issued and placed Class XXIII Debt Security. The aforementioned issuance was made for an amount of US$69,887, maturing on Nov 28, 2025 . Interest will be accrued at 4.75% margin, to be paid together with the full principal amount at maturity.
On April 16, 2025, Tarjeta Naranja S.A.U. approved the issuance of debt securities in one or more classes and/or series, under the frequent issuer regime, for a global nominal value of up to US$150,000.
Shareholders' meetings
Grupo Financiero Galicia S.A.
The Ordinary and Extraordinary Shareholders's Meeting held on August 20, 2024 resolved to approve a second share capital increase, in order to use the proceeds of the Pre-emptive Subscription Offer to make a total or partial payment of the HSBC Loans, in benefit of HSBC Latin America, in benefit of HSBC Latin America. Preferential Subscription Offer to make a total or partial payment of the HSBC Loans, in benefit of HSBC Latin America B.V. and HSBC Latin America Holdings (UK) Limited, as a consequence of the price adjustment of the transaction determined on December 6, 2024.
On February 13, 2025, 17,740,028 Class B ordinary shares were issued, with one (1) vote per share and a nominal value of $1 (one peso) each, allowing Grupo Galicia to cancel the obligations to HSBC mentioned in the preceding paragraph.
Sudamericana Holding S.A.
On February 13, 2025, an Extraordinary Shareholders' Meeting of Sudamericana Holding S.A. was held. At the aforementioned Meeting, among other items, it was resolved:
•to capitalize the Equity Adjustments by Ps. 76,496 and issue 76,495,766 ordinary, non-transferable registered shares, with one (1) vote per share and nominal value of $1 (one peso) each;
•to capitalize the contribution of Ps. 1,030,000 made by Banco de Galicia y Buenos Aires S.A.U., issuing 2,838,832 and an share premium of Ps. 1,027,161.
Corporate Reorganizations
On February 3, 2025, the Boards of Directors of Banco de Galicia y Buenos Aires S.A.U., Banco GGAL S.A., Galicia Asset Management S.A.U., GGAL Asset Management S.A.S.G.F.C.I., Sudamericana Holding S.A., GGAL Participaciones S.A.U. and GGAL Holdings S.A. resolved to initiate the necessary steps to carry out a Corporate Reorganization. The objective is to improve the organization and utilization of resources, as well as achieve more effective and efficient

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
technical and administrative management. The Corporate Reorganization will consist of a spin-off-merger and mergers by absorption, in accordance with the dispositions of: (a) article 88, first paragraph, section I, and the article 82 of the General Companies Law No. 19,550, and its amendments ("LGS"), (b) articles 146, 151 and 152 of General Resolution 15/2024 of the IGJ, and (c) frame it as three simultaneous and concatenated tax-free business reorganizations between entities of the same economic group in accordance with the article 80 of the Income Tax Law, text ordered by Decree 824/2019 and its amendments (the "LIG").
As a result of this process, GGAL Holdings S.A. will be spun off, dissolved without liquidation, and absorbed as a result of a merger by Banco Galicia, Galicia Asset Management S.A.U., and Sudamericana Holding S.A.
GGAL Holding S.A. will transfer:
•99.985% of the shares in Banco GGAL S.A. to Banco de Galicia y Buenos Aires S.A.U.
•56.439% of the shares in GGAL Asset Management S.A S.G.F.C.I. to Galicia Asset Management S.A.U.
•98% of the shares in GGAL Seguros S.A. to Sudamericana Holding S.A.
•98% of the shares in GGAL Seguros de Retiro S.A. to Sudamericana Holding S.A.
•100%, of the shares in GGAL Participaciones S.A.U. to Sudamericana Holding S.A.
The mergers and acquisitions contemplated in the Corporate Reorganization will be carried out as follows:
•Unification of the banking business: Banco Galicia will absorb Banco GGAL S.A., which will be dissolved without liquidation, resulting in a single banking entity.
•Unification of the mutual fund management business: Galicia Asset Management S.A.U. will absorb GGAL Asset Management S.A., which will be dissolved without liquidation, thus consolidating the business into a single entity.
•Absorption of GGAL Participaciones S.A.U.: Sudamericana Holdings S.A. will absorb GGAL Participaciones S.A.U., which will be dissolved without liquidation.
On April 23, 2025, the Ordinary and Extraordinary Shareholders' Meetings of Banco de Galicia y Buenos Aires S.A.U., Banco GGAL S.A., Galicia Asset Management S.A.U., GGAL Asset Management S.A.S.G.F.C.I., Sudamericana Holding S.A., GGAL Participaciones S.A.U. and GGAL Holdings S.A. resolved, among others, to:
•to approve the Reorganization;
• to approve and ratify the Prior Commitment and all the steps taken by the Boards of Directors related to the Reorganization;
•to approve the Special Balance Sheets, the Spin-Off-Merger Special Balance Sheets and the Spin-Off-Merger Consolidated Balance Sheets as of December 31, 2024 with their respective supplementary documentation;
•to set January 1, 2025 as the effective date of the Reorganization for accounting and tax purposes; and
•to approve the Exchange Ratios resulting from the Spin-Off-Merger process and from the Merger process.
Likewise, the Shareholders' Meetings of Banco GGAL S.A., GGAL Asset Management S.A.S.G.F.C.I., GGAL Participaciones S.A.U. and GGAL Holdings S.A. approved the dissolution of these companies without liquidation.
Additionally, the Shareholders' Meetings of Banco de Galicia y Buenos Aires S.A.U., Galicia Asset Management S.A.U. Sudamericana Holding S.A. approved the following provisions with respect to capital:
Banco de Galicia y Buenos Aires S.A.U.:
In relation to the Spin-Off-Merger:
•To increase the capital stock in the amount of Ps,86,191, i.e. from Ps.668,549 to Ps.754,741;
•To issue 86,191,392 ordinary shares, with a par value of Ps.1 (one peso) each and with the right to one vote per share (Class “B” shares).

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
•Establish a share premium of Ps.6.59 for each share of V/N of Ps.1 (one peso), that is to say, a share premium for a total amount of Ps.567,765,361.
In relation to the Merger by Absorption:
•To increase the capital stock in the amount of Ps.21 , that is, from Ps.754,741 to Ps.754,762;
•To issue 21,278 ordinary shares, with par value of Ps.1 (one peso) each and with the right to one vote per share (Class “B” shares).
•Establish a share premium of Ps.6.59 per each share of Ps.1 (one peso) par value, that is to say, a share premium for Ps.140,139.
Galicia Asset Management S.A.U.:
In relation to the Spin-Off-Merger:
•To increase the capital stock in the amount of Ps,54,687, i.e. from Ps.103,813 to Ps.158,501;
•To issue 54,687,482 ordinary shares, with a par value of Ps.1 (one peso) each and with the right to one vote per share (Class “B” shares).
•Establish a share premium of Ps.0.18 for each share of V/N of Ps.1 (one peso), that is to say, a share premium for a total amount of Ps.28,161,993.
Sudamericana Holdings S.A.
In relation to the Spin-Off-Merger:
•To increase the capital stock in the amount of Ps,246,344, i.e. from Ps.112,052 to Ps.358,396;
•To issue 246,343,511 ordinary shares, with a par value of Ps.1 (one peso) each and with the right to one vote per share (Class “B” shares).
•Establish a share premium of Ps.0.43 for each share of V/N of Ps.1 (one peso), that is to say, a share premium for a total amount of Ps.105,745,127.
Agreements
On February 25, 2025, Grupo Financiero Galicia S.A. and Banco Santander S.A. celebrated an agreement for the implementation of a joint venture in order to enhance the growth and expansion of Nera's business.
The joint venture companies are Agri Tech Investments Argentina S.A.U. (‘Nera Argentina’), Nera Paraguay S.A. and Nera Uruguay S.A. As a result of this agreement, it was decided to set up a holding company in Spain, which will control the joint venture companies, and in which Grupo Galicia and Banco Santander S.A. will share equal political and economic control.
Amendments to the Current Exchange Regulations
Communication "A" 8226 of the Argentine Central Bank establishes important modifications to the current foreign exchange regulations. In particular, the foreign exchange restrictions for individuals have been eliminated, the transfer of dividends abroad has been allowed when they correspond to distributable profits obtained from profits realized in regular and audited financial statements for fiscal years beginning on or after 01.01.2025, and payments for imports have been made more flexible, favoring trade and investment. Likewise, the commercial exchange rate was unified and progress was made in simplifying access to the foreign exchange market.
These measures are complemented by strong external support, including a new EFF agreement with the IMF for US$20,000 million, of which US$15,000 million would be disbursed throughout 2025, and additional lines of credit with multilateral organizations and international banks for US$6,100 million.

GRUPO FINANCIERO GALICIA S.A. SCHEDULE A – BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2024 AND 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	Holdings
		Carrying Amount
Item	Fair Value Level	12.31.24	12.31.23
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		1,637,926,982	1,415,695,020
Argentine		1,608,675,320	1,378,065,472
Government Securities		1,466,008,227	1,316,675,005
Argentine Government Bonds	Level 1	988,650,209	1,294,062,094
Argentine Government Bonds	Level 2	10,144,574	151
Argentine Government Bonds	Level 3	370	—
Provincial Government Bonds	Level 1	18,663,238	224,662
Provincial Government Bonds	Level 2	2,272,058	2,204,188
Provincial Government Bonds	Level 3	31,851,241	—
City of Buenos Aires Bonds	Level 1	4,439,833	5,416,510
Treasury Bills	Level 1	409,986,704	14,767,400
Argentine Central Bank’s Notes		2,816,801	—
Notes	Level 1	2,816,801	—
Corporate Securities		139,850,292	61,390,467
Debt Securities	Level 1	62,051,013	59,676,329
Debt Securities	Level 2	72,894,130	700,279
Debt Securities	Level 3	4,587,866	586,750
Debt Securities of Financial Trusts	Level 2	136,743	427,109
Debt Securities of Financial Trusts	Level 3	180,540	—
From Abroad		29,251,662	37,629,548
Government Securities		29,251,662	37,629,548
Treasury Bills	Level 1	29,251,662	37,629,548
OTHER DEBT SECURITIES		4,864,662,160	4,554,317,522
Measured at Fair Value through OCI		2,497,532,441	50,425,275
Argentine		2,497,532,441	50,425,275
Government Securities		2,491,676,403	25,159,309
Argentine Government Bonds	Level 1	565,486,167	24,192,989
Argentine Government Bonds	Level 2	419,870,305	—
Argentine Government Bonds	Level 3	2,553,142	—
Treasury Bills	Level 1	946,858,968	287,771
Treasury Bills	Level 2	556,907,821	—
Provincial Government Bonds	Level 1	—	678,549
Argentine Central Bank’s Bills		—	25,265,966
Liquidity Bills	Level 2	—	25,265,966
Corporate Securities		5,856,038	—
Debt Securities	Level 2	5,856,038	—
Measurement at Amortized Cost		2,367,129,719	4,503,892,247
Argentine		2,367,129,719	4,503,892,247
Government Securities		2,355,587,548	3,733,565,122
Argentine Government Bonds		2,228,410,574	2,905,571,303
Treasury Bills		142,794,316	838,746,919
Allowance for Uncollectible Accounts Risk		(15,617,342)	(10,753,100)
Argentine Central Bank’s Bills		—	747,855,732
Internal Bills		—	747,855,732
Corporate Securities		11,542,171	22,471,393
Debt Securities		11,482,946	21,804,647
Debt Securities of Financial Trusts		—	481,080
Others		59,316	185,666
Allowance for Uncollectible Accounts Risk		(91)	—
INVESTMENTS IN EQUITY INSTRUMENTS		45,693,300	22,785,410
Measured at Fair Value through profit or loss		45,693,300	22,785,410
Argentine		39,954,054	18,918,066
Shares	Level 1	8,947,863	4,596,150
Shares	Level 3	31,006,191	14,321,916
From Abroad		5,739,246	3,867,344
Shares	Level 1	1,498,641	1,810,304
Shares	Level 3	4,240,605	2,057,040

GRUPO FINANCIERO GALICIA S.A. SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING BY STATUS AND GUARANTEES RECEIVED
AS OF DECEMBER 31, 2024 AND 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Item	12.31.24	12.31.23
COMMERCIAL PORTFOLIO
In Normal Situation	5,253,707,023	2,270,219,725
With Preferred Guarantees and Counter-guarantees “A”	147,249,050	67,136,683
With Preferred Guarantees and Counter-guarantees “B”	175,847,926	85,941,345
Without Preferred Guarantees or Counter-guarantees	4,930,610,047	2,117,141,697
With Special Follow-Up – In Observation	3,407,159	5,279,422
With Preferred Guarantees and Counter-guarantees “B”	—	1,822,673
Without Preferred Guarantees or Counter-guarantees	3,407,159	3,456,749
With Problems	18,814,721	—
With Preferred Guarantees and Counter-guarantees “B”	16,746,371	—
Without Preferred Guarantees or Counter-guarantees	2,068,350	—
High Insolvency Risk	1,479,534	1,094,615
Without Preferred Guarantees or Counter-guarantees	1,479,534	1,094,615
Uncollectible	—	2,107,453
Without Preferred Guarantees or Counter-guarantees	—	2,107,453
TOTAL COMMERCIAL PORTFOLIO	5,277,408,437	2,278,701,215

GRUPO FINANCIERO GALICIA S.A. SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING BY STATUS AND GUARANTEES RECEIVED (Continued)
AS OF DECEMBER 31, 2024 AND 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Item	12.31.24	12.31.23
CONSUMER AND HOUSING PORTFOLIO
Normal Performance	11,627,714,902	6,215,010,450
With Preferred Guarantees and Counter-guarantees “A”	293,958,968	86,904,572
With Preferred Guarantees and Counter-guarantees “B”	893,190,595	338,740,842
Without Preferred Guarantees or Counter-guarantees	10,440,565,339	5,789,365,036
Low Risk	380,413,266	102,350,890
With Preferred Guarantees and Counter-guarantees “A”	774,024	704,766
With Preferred Guarantees and Counter-guarantees “B”	8,243,155	2,614,564
Without Preferred Guarantees or Counter-guarantees	371,396,087	99,031,560
Low Risk - Under special treatment	769,528	—
With Preferred Guarantees and Counter-guarantees “B”	410,973	—
Without Preferred Guarantees or Counter-guarantees	358,555	—
Medium Risk	211,084,452	75,194,728
With Preferred Guarantees and Counter-guarantees “A”	263,482	107,171
With Preferred Guarantees and Counter-guarantees “B”	2,999,896	2,557,550
Without Preferred Guarantees or Counter-guarantees	207,821,074	72,530,007
High Risk	162,801,619	94,744,004
With Preferred Guarantees and Counter-guarantees “A”	201,916	359,145
With Preferred Guarantees and Counter-guarantees “B”	3,480,158	2,104,607
Without Preferred Guarantees or Counter-guarantees	159,119,545	92,280,252
Uncollectible	65,254,541	38,414,816
With Preferred Guarantees and Counter-guarantees “A”	271,061	75,826
With Preferred Guarantees and Counter-guarantees “B”	2,239,139	1,868,272
Without Preferred Guarantees or Counter-guarantees	62,744,341	36,470,718
TOTAL CONSUMER AND HOUSING PORTFOLIO	12,448,038,308	6,525,714,888
GRAND TOTAL(1)	17,725,446,745	8,804,416,103
(1)Reconciliation between Schedule B and Statement of Financial Position:

	12.31.24	12.31.23
Loans and Other Financing	15,621,023,971	7,283,530,406
Other Debt Securities	4,864,662,160	4,554,317,522
Agreed Credits and Guarantees Granted Accounted Off-Balance Sheet	1,214,053,876	990,949,781
Plus, Allowances for Uncollectible Accounts	724,916,099	314,862,408
Plus, Adjustments to the IFRS based accounting framework, not Computable for the Statement of Debtors’ Financial Position	180,991,001	210,868,674
Minus Others Non-computable for the Statement of Debtors’ Financial Position	(32,936,411)	(18,266,559)
Minus Government Securities Measured at Fair Value through OCI	(4,847,263,951)	(4,531,846,129)
Total	17,725,446,745	8,804,416,103

GRUPO FINANCIERO GALICIA S.A. SCHEDULE C – CONCENTRATION OF LOANS AND OTHER FINANCING
AS OF DECEMBER 31, 2024 AND 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	LOANS
	12.31.24		12.31.23
Number of Customers	Outstanding Balance	% of Total Portfolio	Outstanding Balance	% of Total Portfolio
10 Largest Customers	1,213,127,789	7%	572,953,328	7%
next 50 Largest Customers	1,769,293,553	10%	725,149,718	8%
next 100 Largest Customers	901,723,361	5%	463,840,959	5%
Rest of Customers	13,841,302,042	78%	7,042,472,098	80%
TOTAL(1)	17,725,446,745	100%	8,804,416,103	100%
(1)Reconciliation between Schedule C and Statement of Financial Position:

	12.31.24	12.31.23
Loans and Other Financing	15,621,023,971	7,283,530,406
Other Debt Securities	4,864,662,160	4,554,317,522
Agreed Credits and Guarantees Granted Accounted Off-Balance Sheet	1,214,053,876	990,949,781
Plus, Allowances for Uncollectible Accounts	724,916,099	314,862,408
Plus, Adjustments to the IFRS based accounting framework, not Computable for the Statement of Debtors’ Financial Position	180,991,001	210,868,674
Minus Others Non-computable for the Statement of Debtors’ Financial Position	(32,936,411)	(18,266,559)
Minus Government Securities Measured at Fair Value through OCI	(4,847,263,951)	(4,531,846,129)
Total	17,725,446,745	8,804,416,103

GRUPO FINANCIERO GALICIA S.A. SCHEDULE D – BREAKDOWN MATURITY TERM OF LOANS AND OTHER FINANCING
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2024 AND ENDED DECEMBER 31, 2024
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated
The following table shows the total contractual cash flows of loans and other financing, including interest and other expenses to be accrued until contractual maturity, according to the remaining terms to maturity.

		Terms Remaining to Maturity
Item	Past-due Loan Portfolio	1 Month	3 Months	6 Months	12 Months	24 Months	Over 24 Months	Total
Non-financial Public Sector	—	11,926,492	—	2,104,483	—	—	—	14,030,975
Financial Sector	1,312,334	20,351,187	55,077,747	16,766,992	9,002,243	3,918,473	282,255	106,711,231
Non-financial Private Sector and Residents Abroad	477,432,073	6,949,084,542	2,876,368,873	2,786,812,603	2,455,525,498	2,173,227,917	2,165,784,050	19,884,235,556
TOTAL	478,744,407	6,981,362,221	2,931,446,620	2,805,684,078	2,464,527,741	2,177,146,390	2,166,066,305	20,004,977,762

GRUPO FINANCIERO GALICIA S.A. SCHEDULE E – DETAIL OF INTERESTS IN OTHER COMPANIES
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2024 AND ENDED DECEMBER 31, 2024
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	Shares							Data from the last financial statement
Denomination	Class	Nominal Value per Share	Votes per Share	Quantity	12.31.24	12.31.23	Principal Line of Business	Year- end Date	Capital	Shareholders´ Equity	Net Income / (Loss)
In complementary service companies
Associates and Joint Ventures
Argentine
Play Digital S.A.	Ord. Esc.	1	1	1,079,329,677	4,438,050	6,266,081	Services	09.30.24	5,429,001	11,221,454	(17,052,392)
TOTAL					4,438,050	6,266,081

GRUPO FINANCIERO GALICIA S.A. SCHEDULE F – CHANGES IN PROPERTY, PLANT AND EQUIPMENT
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 AND 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

								Depreciation					Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Acquisitions through business combinations	Disposals	Transfers	Impairment (Loss)	Accumulated	Transfers	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.24	12.31.23
Measurement at Cost
Real Estate	720,699,904	50	14,216,363	140,952,521	—	(24,011,640)	(2,175,874)	(113,823,261)	3,662,044	1,409,394	(15,678,074)	(124,429,897)	725,251,377	606,876,643
Furniture and Facilities	183,224,998	10	9,315,810	25,562,975	(3,093,577)	5,902,189	—	(132,939,495)	853	1,619,227	(11,888,883)	(143,208,298)	77,704,097	50,285,503
Machines and Equipment	470,551,192	3 and 5	74,223,637	39,229,907	(11,105,395)	4,496,012	—	(373,512,346)	(2,553,150)	10,031,823	(51,063,630)	(417,097,303)	160,298,050	97,038,846
Vehicles	8,068,763	5	1,516,966	1,213,235	(1,041,388)	(366,362)	—	(4,245,652)	273,070	766,205	(1,394,080)	(4,600,457)	4,790,757	3,823,111
Right of use of real property	135,883,346	(*)	11,530,430	25,308,773	(13,308,899)	—	—	(93,857,588)	—	9,342,303	(13,706,977)	(98,222,262)	61,191,388	42,025,758
Sundry	62,566,298	5 and 10	73,584	429,470	(3,208,311)	1,455,109	—	(45,169,317)	(56,098)	2,467,739	(4,155,726)	(46,913,402)	14,402,748	17,396,981
Work in Progress	22,471,221	—	35,678,956	990	(933,846)	(20,027,602)	—	—	—	—	—	—	37,189,719	22,471,221
Total	1,603,465,722		146,555,746	232,697,871	(32,691,416)	(32,552,294)	(2,175,874)	(763,547,659)	1,326,719	25,636,691	(97,887,370)	(834,471,619)	1,080,828,136	839,918,063
(*) The useful life of the rights of use of real estate is defined individually on the basis of each lease contract.

						Depreciation					Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Transfers	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.23	12.31.22
Measurement at Cost
Real Estate	713,131,919	50	9,204,065	(134,965)	(1,501,115)	(99,918,137)	221,763	134,965	(14,261,852)	(113,823,261)	606,876,643	613,213,782
Furniture and Facilities	169,732,714	10	4,603,022	(603,624)	9,492,886	(117,546,886)	(4,691,633)	317,739	(11,018,715)	(132,939,495)	50,285,503	52,185,828
Machines and Equipment	460,023,443	3 and 5	37,704,053	(32,908,976)	5,732,672	(355,081,890)	4,691,633	32,392,848	(55,514,937)	(373,512,346)	97,038,846	104,941,553
Vehicles	6,410,758	5	2,205,877	(547,872)	—	(3,444,084)	—	407,966	(1,209,534)	(4,245,652)	3,823,111	2,966,674
Right of use of real property	160,450,617	(*)	12,496,562	(37,063,833)	—	(106,022,982)	—	28,149,381	(15,983,987)	(93,857,588)	42,025,758	54,427,635
Sundry	61,094,009	5 and 10	751,747	(2,306,078)	3,026,620	(42,725,907)	—	1,531,824	(3,975,234)	(45,169,317)	17,396,981	18,368,102
Work in Progress	6,619,806	—	17,852,024	(97,667)	(1,902,942)	—	—	—	—	—	22,471,221	6,619,806
Total	1,577,463,266		84,817,350	(73,663,015)	14,848,121	(724,739,886)	221,763	62,934,723	(101,964,259)	(763,547,659)	839,918,063	852,723,380
(*) The useful life of the rights of use of real estate is defined individually on the basis of each lease contract.

GRUPO FINANCIERO GALICIA S.A. SCHEDULE F – CHANGES IN INVESTMENT PROPERTIES
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 AND 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated
Changes in investment properties recorded in the “Other Non-financial Assets” account are detailed below.

						Depreciation					Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Transfers	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.24	12.31.23
Measurement at Cost
Real Estate Leased	14,651,402	50	—	—	316,908	(2,116,380)	12,094	—	(282,305)	(2,386,591)	12,581,719	12,535,022
Total	14,651,402		—	—	316,908	(2,116,380)	12,094	—	(282,305)	(2,386,591)	12,581,719	12,535,022

						Depreciation					Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Transfers	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.23	12.31.22
Measurement at Cost
Real Estate Leased	13,934,758	50	716,644	—	—	(1,843,077)	—	—	(273,303)	(2,116,380)	12,535,022	12,091,681
Total	13,934,758		716,644	—	—	(1,843,077)	—	—	(273,303)	(2,116,380)	12,535,022	12,091,681

GRUPO FINANCIERO GALICIA S.A. SCHEDULE G – CHANGES IN INTANGIBLE ASSETS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 AND 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

								Amortization					Net Book Value as of
Item	Value at Beginning of Year	Estimated Useful Life in Years	Additions	Acquisitions through business combinations	Disposals	Transfers	Impairment (Loss)	Accumulated	Disposals	For the Fiscal Year	Transfers	At Fiscal Year-end	12.31.24	12.31.23
Measurement at Cost
Licenses	294,568,036	0	21,795,221	20,258,993	(6,166,367)	1,900,003	—	(212,624,050)	6,003,171	(62,857,480)	(1,320,584)	(270,798,943)	61,556,943	81,943,986
Other Intangible Assets(*)	429,481,698	0	66,833,399	40,200,394	(94,508)	(7,803)	(11,159)	(219,170,538)	1,161	(48,211,564)	—	(267,380,941)	269,021,080	210,311,160
Total	724,049,734		88,628,620	60,459,387	(6,260,875)	1,892,200	(11,159)	(431,794,588)	6,004,332	(111,069,044)	(1,320,584)	(538,179,884)	330,578,023	292,255,146
(*) Includes Core deposits generated in the business combinations. See Note 15.3.

							Amortization					Net Book Value as of
Item	Value at Beginning of Year	Estimated Useful Life in Years	Additions	Acquisitions through business combinations	Disposals	Transfers	Accumulated	Disposals	For the Fiscal Year	Transfers	At Fiscal Year-end	12.31.23	12.31.22
Measurement at Cost
Licenses	261,811,556	5	34,475,077	—	(16,986,365)	15,267,768	(190,185,479)	16,329,666	(38,768,237)	—	(212,624,050)	81,943,986	71,626,077
Other Intangible Assets	373,776,492	5	55,705,206	—	—	—	(161,853,338)	—	(57,317,200)	—	(219,170,538)	210,311,160	211,923,154
Total	635,588,048		90,180,283	—	(16,986,365)	15,267,768	(352,038,817)	16,329,666	(96,085,437)	—	(431,794,588)	292,255,146	283,549,231

GRUPO FINANCIERO GALICIA S.A. SCHEDULE H – CONCENTRATION OF DEPOSITS
AS OF DECEMBER 31, 2024 AND 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	DEPOSITS ACCOUNTS
	12.31.24		12.31.23
Number of Customers	Debt Balance	% on Total Portfolio	Debt Balance	% on Total Portfolio
10 Largest Customers	3,989,171,846	20%	3,106,032,028	23%
next 50 Largest Customers	1,962,743,332	10%	1,452,259,316	11%
next 100 Largest Customers	729,047,509	4%	622,817,608	5%
Rest of Customers	13,550,165,244	66%	8,313,455,078	61%
TOTAL	20,231,127,931	100%	13,494,564,030	100%

GRUPO FINANCIERO GALICIA S.A. SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING CONTRACTUAL TERM
AS OF DECEMBER 31, 2024
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated
The following table shows the decline in contractual cash flows, including interest and other expenses to be accrued until undiscounted contractual maturity.

	Terms until Maturity
Item	1 Month	3 Months	6 Months	12 Months	24 Months	More than 24 Months	Total
Deposits (1)	19,531,301,819	456,696,426	235,421,084	61,829,509	1,274,798	1,507,881	20,288,031,517
Non-financial Public Sector	245,532,916	62,347,045	102,335	55,390	—	—	308,037,686
Financial Sector	1,075,676	—	—	—	—	—	1,075,676
Non-financial Private Sector and Residents Abroad	19,284,693,227	394,349,381	235,318,749	61,774,119	1,274,798	1,507,881	19,978,918,155
Liabilities Measured at fair value through profit or loss	9,777,215	—	—	—	—	—	9,777,215
Derivative Financial Instruments	5,918,362	769,085	1,207,581	434,672	—	—	8,329,700
Repurchase Transactions	423,095,208	—	—	—	—	—	423,095,208
Argentine Central Bank	88,919,065	—	—	—	—	—	88,919,065
Other Financial Institutions	334,176,143	—	—	—	—	—	334,176,143
Other Financial Liabilities	3,151,125,389	513,284,014	128,872,531	10,092,328	17,265,519	29,102,720	3,849,742,501
Financing Received from the Argentine Central Bank and Other Financial Institutions	158,385,962	60,069,041	198,331,303	85,429,862	2,488,260	41,121,739	545,826,167
Debt Securities	19,343,298	246,277,571	293,273,059	259,609,853	27,927,580	429,750,164	1,276,181,525
Subordinated Debt Securities	11,109,935	—	—	11,109,935	301,153,719	—	323,373,589
TOTAL	23,310,057,188	1,277,096,137	857,105,558	428,506,159	350,109,876	501,482,504	26,724,357,422
____________________
(1)Maturities in the first month include:
•Checking Accounts Ps.2,100,956,821
•Savings Accounts Ps.12,857,769,821
•Time Deposit Ps.4,380,262,187
•Other Deposits Ps.192,312,990

GRUPO FINANCIERO GALICIA S.A. SCHEDULE J – CHANGES IN PROVISIONS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 AND 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

				Decreases			Balances as of
Item	Balances at the Beginning of the Year	Increase from business combination (*)	Increase	Reversals	Charge offs	Inflation Effect	12.31.24	12.31.23
FROM LIABILITIES
For Termination Benefits	9,489,614	—	357,922,230	—	(7,019,536)	(11,091,093)	349,301,215	9,489,614
Others	38,712,385	21,128,884	113,524,651	(1,017,649)	(46,067,441)	(45,004,011)	81,276,819	38,712,385
TOTAL PROVISIONS	48,201,999	21,128,884	471,446,881	(1,017,649)	(53,086,977)	(56,095,104)	430,578,034	48,201,999

GRUPO FINANCIERO GALICIA S.A. SCHEDULE K – CAPITAL STOCK STRUCTURE
AS OF DECEMBER 31, 2024
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Shares				Capital Stock
				Issued
Class	Quantity	Nominal Value per Share (*)	Votes per Share	Outstanding	Portfolio shares	Pending Issuance or Distribution	Allocated	Paid-in	Not Paid-in
Class “A”	281,221,650	1	5	281,222	—	—	—	281,222	—
Class “B”	1,307,292,051	1	1	1,307,292	—	—	—	1,307,292	—
Total	1,588,513,701			1,588,514	—	—	—	1,588,514	—
____________________
(*)Face value per share stated in Pesos.

GRUPO FINANCIERO GALICIA S.A. SCHEDULE L – FOREIGN CURRENCY BALANCES
AS OF DECEMBER 31, 2024 AND 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

			12.31.24
Items	Headquarters and Branches in the country	12.31.24	Dollar	Euro	Real	Others	12.31.23
ASSETS
Cash and Due from Banks	6,393,651,771	6,393,651,771	6,369,127,113	20,065,133	381,542	4,077,983	4,385,187,748
Debt Securities at Fair Value through Profit or Loss	453,749,090	453,749,090	453,749,090	—	—	—	1,068,335,626
Derivative Financial Instruments	11,210	11,210	11,210	—	—	—	—
Other Financial Assets	135,460,087	135,460,087	135,460,087	—	—	—	121,909,936
Loans and Other Financing	3,057,720,513	3,057,720,513	3,052,586,791	4,680,142	—	453,580	458,456,202
Non-financial Public Sector	2,483,140	2,483,140	2,483,140	—	—	—	—
Other Financial Institutions	3,591	3,591	3,591	—	—	—	—
To the Non-financial Private Sector and Residents Abroad	3,055,233,782	3,055,233,782	3,050,100,060	4,680,142	—	453,580	458,456,202
Other Debt Securities	352,967,509	352,967,509	352,967,509	—	—	—	825,623,992
Financial Assets Pledged as Collateral	68,345,017	68,345,017	68,345,017	—	—	—	133,305,906
Investments in Equity Instruments	8,089,472	8,089,472	6,475,968	1,613,504	—	—	3,867,855
Assets for Insurance Contracts	3,374,491	3,374,491	3,374,491	—	—	—	—
Other Non-financial Assets	4,494,204	4,494,204	4,493,924	—	—	280	9,581,273
TOTAL ASSETS	10,477,863,364	10,477,863,364	10,446,591,200	26,358,779	381,542	4,531,843	7,006,268,538
LIABILITIES
Deposits	8,394,692,076	8,394,692,076	8,394,692,076	—	—	—	4,246,412,728
Non-financial Public Sector	82,390,942	82,390,942	82,390,942	—	—	—	46,390,158
Financial Sector	138,862	138,862	138,862	—	—	—	533,529
Non-financial Private Sector and Residents Abroad	8,312,162,272	8,312,162,272	8,312,162,272	—	—	—	4,199,489,041
Liabilities at fair value through profit or loss	9,777,215	9,777,215	9,777,215	—	—	—	63,663,769
Other Financial Liabilities	461,210,093	461,210,093	451,419,345	8,692,847	—	1,097,901	443,212,888
Financing Received from the Argentine Central Bank and Other Financial Institutions	41,218,365	41,218,365	34,841,128	6,377,237	—	—	88,053,934
Debt Securities	866,265,640	866,265,640	866,265,640	—	—	—	51,187,831
Subordinated Debt Securities	288,917,745	288,917,745	288,917,745	—	—	—	486,118,312
Liabilities for Insurance Contracts	377,296,229	377,296,229	377,296,229	—	—	—	—
Other Non-financial Liabilities	57,682,515	57,682,515	57,679,391	3,124	—	—	38,904,357
TOTAL LIABILITIES	10,497,059,878	10,497,059,878	10,480,888,769	15,073,208	—	1,097,901	5,417,553,819

GRUPO FINANCIERO GALICIA S.A. SCHEDULE N – CREDIT ASSISTANCE TO AFFILIATES
AS OF DECEMBER 31, 2024 AND 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Situation	Normal	With Special Follow- up /Low Risk	With Problems / Medium Risk		With High Insolvency Risk / High Risk		Uncollectible	Uncollectible due to Technical Reasons	Total
Items			Not Past Due	Past Due	Not Past Due	Past Due			12.31.24	12.31.23
Loans and Other Financing	20,100,520	9,543	—	—	—	—	—	—	20,110,063	18,980,306
- Advances	12,923,513	—	—	—	—	—	—	—	12,923,513	614,873
Without Preferred Guarantees or Counter-guarantees	12,923,513	—	—	—	—	—	—	—	12,923,513	614,873
- Overdraft	3,009,126	—	—	—	—	—	—	—	3,009,126	12,886,848
With Preferred Guarantees and Counter-guarantees “A”	15,516	—	—	—	—	—	—	—	15,516	—
Without Preferred Guarantees or Counter-guarantees	2,993,610	—	—	—	—	—	—	—	2,993,610	12,886,848
- Mortgage and Collateral Loans	533,097	—	—	—	—	—	—	—	533,097	178,909
With Preferred Guarantees and Counter-guarantees “B”	533,097	—	—	—	—	—	—	—	533,097	178,909
- Personal Loans	238,919	—	—	—	—	—	—	—	238,919	321,764
Without Preferred Guarantees or Counter-guarantees	238,919	—	—	—	—	—	—	—	238,919	321,764

GRUPO FINANCIERO GALICIA S.A. SCHEDULE N – CREDIT ASSISTANCE TO AFFILIATES (Continued)
AS OF DECEMBER 31, 2024 AND 2023
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Situation	Normal	With Special Follow-up / Low Risk	With Problems / Medium Risk		With High Insolvency Risk / High Risk		Uncollectible	Uncollectible due to Technical Reasons	Total
Items			Not Past Due	Past Due	Not Past Due	Past Due			12.31.24	12.31.23
- Credit Cards	1,635,539	3,111	—	—	—	—	—	—	1,638,650	1,589,441
Without Preferred Guarantees or Counter-guarantees	1,635,539	3,111	—	—	—	—	—	—	1,638,650	1,589,441
- Other	1,760,326	6,432	—	—	—	—	—	—	1,766,758	3,388,471
With Preferred Guarantees and Counter-guarantees “B”	11,399	—	—	—	—	—	—	—	11,399	33,463
Without Preferred Guarantees or Counter-guarantees	1,748,927	6,432	—	—	—	—	—	—	1,755,359	3,355,008
Investments in Equity Instruments	6,210,917	—	—	—	—	—	—	—	6,210,917	3,287,093
Contingent Commitments	23,266,104	6,525	—	—	—	—	—	—	23,272,629	20,741,385
TOTAL	49,577,541	16,068	—	—	—	—	—	—	49,593,609	43,008,784
ALLOWANCES	54,540	252	—	—	—	—	—	—	54,792	59,418

GRUPO FINANCIERO GALICIA S.A. SCHEDULE O – DERIVATIVE FINANCIAL INSTRUMENTS
AS OF DECEMBER 31, 2024
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Type of Contract	Objective of the Operations	Underlying Asset	Type of Settlement	Scope of Negotiation or Counterpart	Weighted Average Term Originally- Agreed	Residual Weighted Average Term	Weighted Average Term to Settle Differences	Amount(*)
Forwards in Foreign Currency
ROFEX - Purchases	Brokerage - own account	Foreign currency	Daily settlement of the difference	ROFEX	5	2	3	1,004,310,654
ROFEX - Sales	Brokerage - own account	Foreign currency	Daily settlement of the difference	ROFEX	5	2	2	650,376,520
Forwards with Customers
Purchases	Brokerage - own account	Foreign currency	Upon maturity of differences	OTC - Residents in Argentina - Non-financial sector	7	121	37	183,288,214
Sales	Brokerage - own account	Foreign currency	Upon maturity of differences	OTC - Residents in Argentina - Non-financial sector	6	84	37	473,287,062
Repurchase Transactions
Forward Purchases	Brokerage - own account	Argentine government securities	With delivery of the underlying asset	MAE	—	—	—	211,952,156
Forward Sales	Brokerage - own account	Argentine government securities	With delivery of the underlying asset	MAE	—	—	—	268,097,781
____________________
(*)Relates to the notional amount.

GRUPO FINANCIERO GALICIA S.A. SCHEDULE P – CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2024
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	Amortized Cost	Fair Value through OCI	Fair Value through Profit or Loss	Fair Value Hierarchy
Items			Mandatory Measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and Due from Banks	7,322,813,233	—	—	—	—	—
Cash	3,150,139,510	—	—	—	—	—
Financial Institutions and Correspondents	4,172,673,723	—	—	—	—	—
Debt Securities at Fair Value through Profit or Loss	—	—	1,637,926,982	1,515,859,460	85,447,505	36,620,017
Derivative Financial Instruments	—	—	4,517,903	—	4,517,903	—
Other Financial Assets	1,523,168,636	—	362,003,761	341,279,478	47,144	20,677,139
Loans and Other Financing	15,594,049,791	—	26,974,180	—	26,974,180	—
Non-financial Public Sector	8,300,854	—	—	—	—	—
Other Financial Institutions	178,350,323	—	—	—	—	—
Non-financial Private Sector and Residents Abroad	15,407,398,614	—	26,974,180	—	26,974,180	—
Advances	680,086,804	—	—	—	—	—
Overdraft	4,264,408,098	—	—	—	—	—
Mortgage Loans	344,863,307	—	—	—	—	—
Pledge Loans	431,716,236	—	—	—	—	—
Personal Loans	1,914,619,084	—	—	—	—	—
Credit-card loans	6,693,176,924	—	—	—	—	—
Finance Leases	33,597,928	—	—	—	—	—
Others	1,044,930,233	—	26,974,180	—	26,974,180	—
Other Debt Securities	2,367,129,719	2,497,532,441	—	1,512,345,135	982,634,164	2,553,142
Financial Assets Pledged as Collateral	1,452,094,178	141,270,393	18,252,814	34,531,438	124,991,769	—
Investments in Equity Instruments	—	—	45,693,300	10,446,504	—	35,246,796
TOTAL FINANCIAL ASSETS	28,259,255,557	2,638,802,834	2,095,368,940	3,414,462,015	1,224,612,665	95,097,094

GRUPO FINANCIERO GALICIA S.A. SCHEDULE P – CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES (Continued)
AS OF DECEMBER 31, 2024
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	Amortized Cost	Fair Value through OCI	Fair Value through Profit or Loss	Fair Value Hierarchy
Items			Mandatory Measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits	20,231,127,931	—	—	—	—	—
Non-financial Public Sector	308,030,172	—	—	—	—	—
Financial Sector	1,075,675	—	—	—	—	—
Non-financial Private Sector and Residents Abroad	19,922,022,084	—	—	—	—	—
Checking Accounts	2,082,034,870	—	—	—	—	—
Savings Accounts	12,484,677,671	—	—	—	—	—
Time Deposit and Term Investments	3,095,142,482	—	—	—	—	—
Others	2,260,167,061	—	—	—	—	—
Liabilities at fair value through profit or loss	—	—	9,777,215	9,777,215	—	—
Derivative Financial Instruments	—	—	8,329,699	—	8,329,699	—
Repurchase Transactions	423,095,210	—	—	—	—	—
Argentine Central Bank	422,920,153	—	—	—	—	—
Other Financial Institutions	175,057	—	—	—	—	—
Other Financial Liabilities	3,868,112,993	—	—	—	—	—
Financing Received from the Argentine Central Bank and Other Financial Institutions	479,636,814	—	—	—	—	—
Debt Securities	1,096,011,970	—	—	—	—	—
Subordinated Debt Securities	288,917,745	—	—	—	—	—
TOTAL FINANCIAL LIABILITIES	26,386,902,663	—	18,106,914	9,777,215	8,329,699	—

GRUPO FINANCIERO GALICIA S.A. SCHEDULE Q – INCOME STATEMENT BREAKDOWN
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2024 AND ENDED DECEMBER 31, 2024 PRESENTED IN COMPARATIVE FORMAT
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Items	Net Financial Income/(Expense)
	Mandatory Measurement	OCI
From Measurement of Financial Assets at Fair Value through Profit or Loss
Income from Government Securities	785,398,970	37,670,051
Income from Corporate Securities	88,723,010	—
Income from Derivative Financial Instruments	7,166,997	—
Repurchase Transactions	7,158,718	—
Options	8,279	—
Income from Other Financial Assets	(18,069)	—
Income from sale or derecognition of financial assets at fair value	79,275,375	—
From Measurement of Financial Liabilities at Fair Value through Profit or Loss
Loss from Derivative financial instruments	(19,294,502)	—
Forward transactions	(18,812,161)	—
Options	(482,341)	—
Total as of 12.31.24	941,251,781	37,670,051

	Net Financial Income/(Expense)
Items	Mandatory Measurement	OCI
From Measurement of Financial Assets at Fair Value through Profit or Loss
Income ( Loss) from Government Securities	358,636,698	2,217,357
Income from Corporate Securities	272,714,531	—
Income from Derivative Financial Instruments	41,217,541	—
Repurchase Transactions	41,217,541	—
Loss from Other Financial Assets	4,050	—
From Measurement of Financial Liabilities at Fair Value through Profit or Loss
Loss from Derivative financial instruments	(25,012,711)	—
Forward transactions	(409,151)	—
Options	(24,603,560)	—
Total as of 12.31.23	647,560,109	2,217,357

GRUPO FINANCIERO GALICIA S.A. SCHEDULE Q – INCOME STATEMENT BREAKDOWN (Continued)

Items	Net Financial Income/(Expense)
	Mandatory Measurement	OCI
From Measurement of Financial Assets at Fair Value through Profit or Loss
Income from Government Securities	2,372,226,201	(7,819,890)
Income from Corporate Securities	97,434,979	—
Income from Derivative Financial Instruments	25,069,765	—
Repurchase Transactions	25,069,765	—
Income from other Financial Assets	—	(164,534)
Income from sale o derecognition of financial assets at fair value	—	—
From Measurement of Financial Liabilities at Fair Value through in Profit or Loss
Loss from Derivative Financial Instruments	(5,410,175)	—
Repurchase Transactions	(1,624,276)	—
Options	(3,785,899)	—
Total as of 12.31.22	2,489,320,770	(7,984,424)

GRUPO FINANCIERO GALICIA S.A. SCHEDULE Q – INCOME STATEMENT BREAKDOWN (Continued)
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2024 AND ENDED DECEMBER 31, 2024, PRESENTED IN COMPARATIVE FORMAT
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Interest and Adjustments for Application of Effective Interest Rate of Financial Assets Measured at Amortized Cost	12.31.24	12.31.23	12.31.22
Interest Income
On Cash and Due from Banks	785,172	609,948	34,471
On Corporate Securities	10,433,005	(9,424,795)	9,898,310
On Government Securities	3,709,310,084	5,195,369,995	1,227,680,278
On Loans and Other Financing	4,178,085,386	4,774,001,393	3,710,213,319
Non-financial Public Sector	24,004	—	—
Financial Sector	33,026,920	38,957,155	29,278,863
Non-financial Private Sector	4,145,034,462	4,735,044,238	3,680,934,456
Advances	280,853,123	367,122,188	301,159,480
Mortgage Loans	408,959,991	382,800,044	318,451,683
Pledge Loans	57,659,806	68,350,103	68,356,917
Personal Loans	865,424,606	469,665,908	364,627,732
Credit Card Loans	1,522,125,557	1,631,151,088	1,271,765,428
Finance Leases	8,511,341	14,977,404	5,012,715
Notes	945,215,110	1,659,588,436	1,140,986,704
Pre-financing and export financing	10,385,191	5,118,505	11,756,056
Others	45,899,737	136,270,562	198,817,741
On Repurchase Transactions	1,052,085,045	1,279,735,245	330,274,846
Argentine Central Bank and Other Financial Institutions	1,031,012,276	1,229,347,100	320,812,311
Other Financial Institutions	21,072,769	50,388,145	9,462,535
Total	8,950,698,692	11,240,291,786	5,278,101,224

Interest-related Expenses	12.31.24	12.31.23	12.31.22
On Deposits	(2,832,165,345)	(6,421,932,175)	(3,721,631,467)
Non-financial Private Sector	(2,832,165,345)	(6,421,932,175)	(3,721,631,467)
Checking Accounts	(11,689,213)	(2,860,539)	(3,840,867)
Savings Accounts	(245,238,029)	(154,496,267)	(21,281,216)
Time Deposit and Term Investments	(1,460,156,631)	(4,532,772,212)	(2,909,064,440)
Others	(1,115,081,472)	(1,731,803,157)	(787,444,944)
Financing Received from the Argentine Central Bank and Other Financial Institutions	(144,711,013)	(196,282,090)	(160,950,776)
On Repurchase Transactions	(20,321,942)	(18,711,345)	(11,398,087)
Argentine Central Bank and Other Financial Institutions	(170,312)	—	—
Other Financial Institutions	(20,151,630)	(18,711,345)	(11,398,087)
On Other Financial Liabilities	(227,945,843)	(322,380,019)	(29,024,619)
On Debt Securities	(109,011,055)	(169,347,697)	(205,023,232)
On Subordinated Debt Securities	(25,437,542)	(26,973,815)	(27,182,914)
Total	(3,359,592,740)	(7,155,627,141)	(4,155,211,095)

GRUPO FINANCIERO GALICIA S.A. SCHEDULE Q – INCOME STATEMENT BREAKDOWN (Continued)

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2024 AND ENDED DECEMBER 31, 2024, PRESENTED IN COMPARATIVE FORMAT
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Fee Income	12.31.24	12.31.23	12.31.22
Fee Related to Credit cards	593,497,724	539,072,576	481,995,180
Fee related to Insurance	40,762,249	25,758,267	33,785,758
Fee related to Obligation	400,865,816	468,024,631	447,148,063
Fee Related to Credits	176,039,455	145,874,844	152,766,689
Fee Related to Loan Commitments and Financial Guarantees	12,730,476	5,078,987	2,199,399
Fee Related to Securities	103,068,562	67,134,567	38,581,516
Fee for Collections Management	5,289,189	5,359,974	6,165,347
Fee for Foreign and Exchange Transactions	47,949,088	36,320,284	33,739,610
Total	1,380,202,559	1,292,624,130	1,196,381,562

Fee-related Expenses	12.31.24	12.31.23	12.31.22
Fees related to Transactions with Securities	(3,255,877)	(4,001,002)	(2,472,199)
Fees related to Credit Cards	(112,490,718)	(105,703,101)	(119,862,392)
Fees related to foreign operations and exchange	(8,014,005)	(4,890,533)	(4,622,668)
Fees related to indirect channels	(5,904,659)	(4,052,232)	(4,406,866)
Others	(65,109,631)	(59,401,428)	(67,127,275)
Total	(194,774,890)	(178,048,296)	(198,491,400)